As filed with the Securities and Exchange Commission on September 23, 2015

Registration No. 333-206444

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SiteOne Landscape Supply, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5040	46-4056061
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Mansell Overlook, 300 Colonial Center Parkway, Suite 600

Roswell, Georgia 30076

(770) 255-2100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Doug Black

Chief Executive Officer

SiteOne Landscape Supply, Inc.

Mansell Overlook, 300 Colonial Center Parkway, Suite 600

Roswell, Georgia 30076

(770) 255-2100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

Peter J. Loughran, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000	John C. Ericson, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (3)
Common stock, par value $0.01 per share	$100,000,000	$11,620

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933.
(2)	Includes shares of common stock subject to the underwriters’ option to purchase additional shares.
(3)	Previously paid in connection with the initial filing of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 23, 2015

                Shares

SiteOne Landscape Supply, Inc.

Common Stock

This is an initial public offering of shares of common stock of SiteOne Landscape Supply, Inc. We are offering                 shares of common stock, and the selling stockholders identified in this prospectus are offering                 shares of common stock. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on the New York Stock Exchange, or the NYSE, under the symbol “SITE”.

After the completion of this offering, we expect to be a “controlled company” within the meaning of the corporate governance standards of the NYSE.

We anticipate that the initial public offering price will be between $             and $             per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 17 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

The underwriters also may purchase up to                 additional shares from the selling stockholders at the initial offering price less the underwriting discounts and commissions within 30 days from the date of this prospectus. We will not receive any of the proceeds from any exercise by the underwriters of their option to purchase additional shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                     , 2015.

Deutsche Bank Securities
Goldman, Sachs & Co.
UBS Investment Bank

Prospectus dated                     , 2015

You should rely only on the information contained in this prospectus and any free writing prospectus we may authorize to be delivered to you. We have not, and the selling stockholders and the underwriters have not, authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus and any related free writing prospectus. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is only accurate as of the date of this prospectus, regardless of the time of delivery of this prospectus and any sale of shares of our common stock.

Until and including                     , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “we,” “our,” “us,” “SiteOne” and the “Company,” as used in this prospectus, refer to SiteOne Landscape Supply, Inc. and its consolidated subsidiaries. The term “Holdings” refers to SiteOne Landscape Supply, Inc. individually without its subsidiaries.

Our Company

We are the largest and only national wholesale distributor of landscape supplies in the United States and have a growing presence in Canada. Our customers are primarily residential and commercial landscape professionals who specialize in the design, installation and maintenance of lawns, gardens, golf courses and other outdoor spaces. Through our expansive North American network of 460 branch locations in 44 states and five provinces, we offer a comprehensive selection of more than 90,000 stock keeping units, or SKUs, including irrigation supplies, fertilizer and control products (e.g., herbicides), landscape accessories, nursery goods, hardscapes (including pavers, natural stones and blocks), outdoor lighting and ice melt products. We also provide complementary, value-added consultative services to support our product offering and to help our customers operate and grow their businesses. Based on our net sales for the period ended December 28, 2014, or the 2014 Fiscal Year, we estimate that we are nearly four times the size of our largest competitor and larger than the next two through ten competitors combined. We believe, based on management’s estimate, that we have either the number one or number two local market position in nearly 80% of metropolitan statistical areas, or MSAs, where we have one or more branches. Our market leadership, coast-to-coast presence, broad product selection and extensive technical expertise provide us with significant competitive advantages and create a compelling value proposition for both our customers and suppliers.

Our customers choose us for a number of reasons, including the breadth and availability of the products we offer, our high level of expertise, the quality of our customer service, the convenience of our branch locations and the consistency of our timely delivery. Our ability to provide a “one-stop” shop experience for our customers is aligned with the growing trend of landscape contractors providing an increasingly broad array of products and services. Because extensive technical knowledge and experience are required to successfully design, install and maintain outdoor spaces, we believe our customers find great value in the advice and recommendations provided by our knowledgeable sales and service associates, many of whom are former landscape contractors or golf course superintendents. Our consultative services include assistance with irrigation network design, commercial project planning, generation of sales leads, marketing services and product support, as well as a series of technical and business management seminars that we call SiteOne University. These value-added services foster an ongoing relationship with our customers that is a key element of our business strategy.

We have a diverse base of more than 175,000 customers, and our top 10 customers accounted for approximately 6% of our 2014 Fiscal Year net sales, with no single customer accounting for more than 3% of net sales. Our typical customer is a private landscape contractor that operates in a single market. We interact regularly with our customers because of the recurring nature of landscape services and because most contractors buy products on an as-needed basis. We believe our high-touch customer service model strengthens relationships, builds loyalty and drives repeat business. In addition, our broad product portfolio, convenient branch locations and nationwide fleet of 1,160 delivery vehicles position us well to meet the needs of our customers and ensure timely delivery of products.

Our strong supplier relationships support our ability to provide a broad selection of products at attractive prices. We believe we are the largest customer for many of our key suppliers, who benefit from the size and scale of our distribution network. We source our products from more than 2,900 suppliers, including the major irrigation equipment manufacturers, turf and ornamental fertilizer/chemical companies and a variety of suppliers who specialize in nursery goods, outdoor lighting, hardscapes and other landscape products. Some of our largest suppliers include Hunter, Rain Bird, Toro, Oldcastle, Bayer, Syngenta, BASF, Dow AgroSciences, Vista and NDS. We also develop and sell products under our proprietary and market-leading brands LESCO and Green Tech, which together accounted for approximately 26% of our 2014 Fiscal Year net sales. We believe these highly recognized brands attract customers to our branches and create incremental sales opportunities for other products.

We have a balanced mix of sales across product categories, construction sectors and end markets. We derived approximately 55% of our 2014 Fiscal Year net sales from the residential construction sector, 30% from the commercial (including institutional) construction sector and 15% from the recreational & other construction sector. By end market, we derived approximately 47% of our 2014 Fiscal Year net sales from the sale of maintenance products such as fertilizer and control products. Demand for maintenance products is typically stable, and the recurring nature of maintenance product sales helps to reduce volatility in our financial performance across economic cycles. The sale of products relating to new construction of homes, commercial buildings and recreational spaces accounted for approximately 36% of our 2014 Fiscal Year net sales. We expect sales in the new construction end market to continue to grow as a result of the ongoing recovery in demand for new single-family homes, multi-family housing units and non-residential buildings. Approximately 17% of our 2014 Fiscal Year net sales was derived from sales of products for the repair and upgrade of existing landscapes. These sales benefit from increasing existing home sales, increasing home prices and rising consumer spending.

Net Sales for 2014 Fiscal Year

Over the past 18 months, we have completed eight acquisitions, and we intend to pursue additional acquisitions to complement our organic growth and achieve our strategic objectives. Our organic and acquisition-driven growth strategies have led to significant increases in net sales and Adjusted EBITDA. For our 2014 Fiscal Year, we generated net sales of $1.2 billion, Adjusted EBITDA of $88.3 million and net income of $21.7 million. For the fiscal six months ended June 28, 2015, we generated net sales of $707.3 million, Adjusted EBITDA of $61.4 million and net income of $23.4 million, compared to net sales of $600.9 million, Adjusted EBITDA of $51.8 million and net income of $15.6 million for the fiscal six months ended June 29, 2014. See “—Summary Financial Data” for a reconciliation of our Adjusted EBITDA to net income (loss).

Our Executive Leadership

Doug Black joined us as our Chief Executive Officer in April 2014. Mr. Black is the former President and COO of Oldcastle, the North American arm of CRH plc, where he helped grow net sales by over ten times and oversaw more than 100 acquisitions, including Oldcastle’s expansion into building products distribution. Mr. Black has joined a strong operational team with top-tier associates who have positively contributed to our performance. Mr. Black has also strengthened the capabilities of our executive leadership team by bringing in highly qualified senior managers with functional expertise in strategy development, mergers and acquisitions, talent management, marketing, category management, supply chain management, national sales and information technology. These individuals have prior experience at a number of well-known companies within the building products and industrial distribution sectors, including Oldcastle, HD Supply, Grainger, MSC Industrial Direct, Wesco and Newell Rubbermaid.

Under Mr. Black’s leadership, we have established a focused business strategy to develop and attract industry-leading talent, deliver more value to customers, generate superior financial performance, drive organic growth, execute on attractive acquisitions and increase working capital efficiency. We are also undertaking a variety of initiatives targeting pricing, category management, sales force performance and supply chain management. At the local level, we have increased our focus on gaining market share by adding capabilities to our 46 geographic areas and 460 branches and by empowering area managers and their teams to develop local strategies. These initiatives are in the early stages of implementation, and we believe they will continue to enhance our growth and profitability.

Our Industry

Based on management’s estimate, we believe that our addressable market in North America for the wholesale distribution of landscape supplies represented approximately $15 billion in revenue in 2014. Growth in our industry is driven by a broad array of factors, including consumer spending, housing starts, existing home sales, home prices, commercial construction, repair and remodeling spending, and demographic trends. Within the wholesale landscape supply distribution industry, products sold for residential applications represent the largest construction sector, followed by the commercial and recreational & other construction sectors.

The wholesale landscape supply distribution industry is highly fragmented, consisting primarily of regional private businesses that typically have a small geographic footprint, a limited product offering and limited supplier relationships. Wholesale landscape supply distributors primarily sell to landscape service firms, of which there are estimated to be more than 475,000 in the United States, ranging in size from sole proprietorships to national enterprises. Landscape service firms include general landscape contractors and specialty landscape firms, such as lawn care, tree and foliage maintenance firms. Over the past decade, professional landscape contractors have increasingly offered additional products and services to meet their customer needs. These firms historically needed to make numerous trips to stores in various locations to source their products. Consequently, landscape professionals have come to value distribution partners who offer a “one-stop” shop with a larger variety of products and services, particularly given the recurring nature of landscape maintenance services.

According to an August 2015 Freedonia Group report, the U.S. wholesale landscape supply distribution industry was expected to grow at a compound annual growth rate, or CAGR, meaningfully higher than that of the overall economy through 2019. Hardscape and outdoor lighting products were expected to grow the fastest of our major landscape product categories through 2019 at an estimated CAGR of 8.3% and 8.1%, respectively. Industry growth is being driven, in part, by the rebound in the new residential and new non-residential (including commercial and institutional) construction markets. In 2014, the total number of U.S. housing starts was 1.0 million, significantly below the long-term median of 1.5 million. Housing starts are expected to grow 9.5% in

2015 to 1.1 million and 18.5% in 2016 to 1.3 million, according to the National Association of Home Builders. Additionally, U.S. non-residential construction spending is forecasted to grow 10.8% in 2015 and 10.6% in 2016, according to Dodge Data & Analytics.

Other growth drivers of the landscape products industry include rising interest in more complex, decorative and functional landscaping spurred by the recent popularity of home and garden television shows and magazines; the increasingly popular concept of “outdoor living,” which involves relaxation, entertainment and spending more time outdoors with family and friends, and which continues to drive higher demand for landscape solutions that provide more functional living space and increase the value of the home; and rising demand for eco-friendly landscape products that promote water conservation and efficiency.

Our Competitive Strengths

We believe we benefit from the following competitive strengths:

Clear Market Leader in an Attractive Industry

We are the largest wholesale distributor of landscape supplies in the United States. Based on our 2014 Fiscal Year net sales, we estimate that we are nearly four times the size of our largest competitor and larger than the next two through ten competitors combined. We believe, based on management’s estimate, that we have either the number one or number two local market position in nearly 80% of the MSAs where we have one or more branches. Our industry is highly fragmented, comprised of thousands of small, private or family-run businesses that compete with us primarily on a local market basis. We are the only national distributor in the landscape supply industry, with an estimated market share of approximately 8% based on 2014 Fiscal Year net sales. As a result, we believe we have significant opportunities to increase our market share. Our national scale, broad product and service offering and market leadership also enable us to play an important role in the landscape supplies value chain by connecting a large and diverse set of manufacturers with a highly fragmented customer base.

Broadest Product Offering

We believe we offer the industry’s most comprehensive portfolio of landscape products, with over 90,000 SKUs from more than 2,900 suppliers. This broad product offering creates a “one-stop” shop for our customers and positively distinguishes us from our competitors. We maintain a high standard of product availability and timely delivery, which generally allows our customers to avoid investing significant capital to maintain their own inventory. In addition, our branches order specialty products directly from suppliers on behalf of our customers, who thereby benefit from our national purchasing scale, and we are able to supply custom services and products, such as fertilizers and soil blends, to meet specific job requirements. We also provide several proprietary products, including our LESCO and Green Tech brands, as well as promotional items offered through arrangements with selected manufacturers.

Superior Customer Value

We offer a variety of complementary, value-added services to support the sale of our products. At the local branch level, we have teams of experienced sales and service associates, many of whom are former landscape contractors or golf course superintendents. Our local staff provides customers with consultative services such as product selection and support, assistance with the design and implementation of landscape projects, and potential sales leads for new business opportunities. Our sales and service associates also coordinate the delivery of customer orders and help us to maintain our high delivery standards and fill rates. In addition, through our SiteOne University, we provide customers with technical training, licensing and business management seminars.

We also offer a loyalty program, which we refer to as our Partners Program, under which customers can earn points redeemable for gift cards, account credits and other attractive commercial benefits. Our Partners Program, which has more than 8,000 enrolled customers as of June 28, 2015, also offers customers the opportunity to leverage our national buying power to purchase services for their businesses and employees. We believe the services we provide are an important differentiator that enhances the strength and longevity of our customer relationships.

Strong and Scalable Platform for Driving Growth

Our national scale and geographic footprint make us an attractive partner for our customers and suppliers. Over the past year, we have invested in management, corporate infrastructure and information systems for operating a company significantly larger than our current scale. Our local area and branch managers benefit from the substantial business and industry knowledge of our executive and senior operational management teams to help grow our business in their markets. We believe our platform can be leveraged to expand our customer base and grow our business with existing products and services, as well as to support the launch of new product offerings in our existing markets. We expect our greatest opportunities to expand will be in markets in which we currently operate but do not yet have a leading market position in one or more of our product categories.

Proven Ability to Identify, Execute and Integrate Acquisitions

We are a leading player in the consolidation of the fragmented industry for wholesale distribution of landscape supplies. Our current management team has extensive experience in identifying, executing and integrating acquisitions. Our industry leadership position, geographic footprint, ability to integrate acquisitions and access to financial resources make us the buyer of choice for many of our potential targets and give us an advantage over competing potential acquirers. As a result, we are able to achieve attractive multiples in primarily negotiated transactions. Since the CD&R Acquisition (as defined below) in December 2013, we have completed the acquisition of eight companies, which we have integrated or are in the process of integrating into our business. A key element of our integration strategy is to achieve synergies at acquired companies from procurement, overhead cost reduction, sales initiatives and sharing of best practices across our organization. Our recent acquisitions have moved us into the leading position in several additional local markets or product categories. We expect the execution of synergistic acquisitions to continue to be an integral part of our growth strategy, and we intend to continue expanding our product line, geographic reach, market share and operational capabilities through future acquisitions.

Balanced Mix of Maintenance, New Construction and Repair and Upgrade Business

We have strategically invested in our product portfolio to position us to benefit from the ongoing recovery in the residential and commercial construction markets and to continue to benefit from stable growth of our maintenance products. We believe the new construction and repair and upgrade end markets provide us substantial upside in an economic upturn, and we are well positioned to grow our business as a result of the continuing recovery in the housing sector and in construction spending for commercial buildings and facilities. In addition, our distribution of maintenance products provides a steady stream of more recurring sales, which we expect will further support our business through economic cycles. We believe our balanced sales mix in support of the maintenance, new construction and repair and upgrade end markets positions us to achieve consistent growth through our branch networks nationally.

Experienced and Proven Management Team Driving Organic and Acquisition Growth

We believe our management team, including regional vice presidents, area managers and branch managers, is among the most experienced in the industry. Members of our executive leadership team have a strong track record of improving performance and successfully driving both internal and acquisitive growth during their tenure with SiteOne and prior to joining our company. Our team not only has a clearly defined operational strategy to promote growth and profitability for SiteOne but also an ambitious vision to be a world-class leader in the industry. We believe the scale of our business and our leading market position will allow us to continue to attract and develop industry-leading talent.

Our Strategies

We intend to leverage our competitive strengths to increase shareholder value through the following core strategies:

Build Upon Strong Customer and Supplier Relationships to Expand Organically

Our national footprint and broad supplier relationships, combined with our regular interaction with a large and diverse customer base, make us an important link in the supply chain for landscape products. Our suppliers benefit from access to our more than 175,000 customers, a single point of contact for improved production planning and efficiency, and our ability to bring new product launches quickly to market on a national scale. We intend to continue to increase our size and scale in customer, geographic and product reach, which we believe will continue to benefit our supplier base. Our customers in turn benefit from our local market leadership, talented associates, broad product offering and high inventory availability, timely delivery and complementary value-added services. We will continue to work with new and existing suppliers to maintain the most comprehensive product offering for our customers at competitive prices and enhance our role as a critical player in the supply chain. As we continue to grow, we believe our strong customer and supplier relationships will enable us to expand our market share in the landscape supplies industry.

Grow at the Local Level

The vast majority of our customers operate at a local level. We believe we can grow market share in our existing markets with limited capital investment by systematically executing local strategies to expand our customer base, increase the amount of our customers’ total spending with us, optimize our network of locations, coordinate multi-site deliveries, partner with strategic local suppliers, introduce new products and services, increase our share of underrepresented products in particular markets and improve sales force performance. We currently offer our full product line in only 14% of the top 200 U.S. MSAs, and therefore believe we have the capacity to offer significantly more product lines and services in our geographic markets.

Pursue Value-Enhancing Strategic Acquisitions

Through recently completed acquisitions, we have added new markets in the United States and Canada, new product lines, talented associates and operational best practices. In addition, we increased our sales by introducing products from our existing portfolio to customers of newly acquired companies. We intend to continue pursuing strategic acquisitions to grow our market share and enhance our local market leadership positions by taking advantage of our scale, operational experience and acquisition know-how to pursue and integrate attractive targets. We believe we have significant opportunities to add product categories in our existing markets through acquisitions. In addition, we currently have branches in 176 of the 381 U.S. MSAs and are focused on identifying and reviewing attractive new geographic markets for expansion through acquisitions. We will continue to apply a selective and disciplined acquisition strategy to maximize synergies obtained from enhanced sales and lower procurement and corporate costs.

Execute on Identified Operational Initiatives

We have undertaken significant operational initiatives, utilizing our scale to improve our profitability, enhance supply chain efficiency, strengthen our pricing and category management capabilities, streamline and refine our marketing process and invest in more sophisticated information technology systems and data analytics. In addition, we work closely with our local area team leaders to improve sales, delivery and branch productivity. Although we are still in the early stages of these initiatives, they have already contributed to improvement in our profitability, and we believe we will continue to benefit from these and other operational improvements.

Be the Employer of Choice

We believe our associates are the key drivers of our success, and we aim to recruit, train, promote and retain the most talented and success-driven personnel in the industry. Our size and scale enable us to offer structured training and career path opportunities for our associates, while at the area and branch level we have built a vibrant and entrepreneurial culture that rewards performance. We promote ongoing, open and honest communication with our associates to ensure mutual trust, engagement and performance improvement. We believe that high-performing local leaders coupled with creative, adaptable and engaged associates are critical to our success and to maintaining our competitive position, and we are committed to being the employer of choice in our industry.

Refinancing and Dividend Transactions

Prior to this offering, we intend to refinance our existing term loan and asset-based loan facilities with an amended and restated $350 million term loan facility maturing in         , or the “Amended Term Loan Facility,” and an increase in the current $250 million of commitments under our Existing ABL Facility to $325 million (the “Amended ABL Facility” and, together with the Amended Term Loan Facility, the “Amended Credit Facilities”). We refer to these transactions in this prospectus as the “Refinancing.” See “Description of Certain Indebtedness—Amended Credit Facilities.” We intend to use borrowings under the Amended Term Loan Facility to repay all $60.9 million of borrowings outstanding under our Existing Term Loan Facility, to repay $5.0 million of borrowings outstanding under our Existing ABL Facility, to pay a special cash dividend (the “Special Cash Dividend”) to existing stockholders of our common stock and Preferred Stock as described below and to pay fees and expenses associated with the Refinancing. For definitions and descriptions of our “Existing ABL Facility” and “Existing Term Loan Facility,” see “Risk Factors—Risks Related to Our Substantial Indebtedness.”

Prior to this offering, we intend to establish a record date for and to declare and pay the Special Cash Dividend. Because the record date and the payment date for the Special Cash Dividend will precede the completion of this offering, investors in this offering will not be entitled to receive any payments or distributions in connection with the Special Cash Dividend on shares of our common stock purchased in this offering.

We intend to use a portion of the proceeds to us from this offering to repay a portion of our borrowings under the Amended Term Loan Facility and the Amended ABL Facility. See “Use of Proceeds.”

Our History and Ownership

Our company was established in 2001, when Deere & Company (“Deere”) entered the market for wholesale landscape distribution through the acquisition of McGinnis Farms, a supplier of irrigation and nursery products with branches located primarily in the Southeastern United States. Subsequent acquisitions under Deere’s ownership included Century Rain Aid in 2001, United Green Mark in 2005 and LESCO in 2007, each of which significantly expanded our geographic footprint and broadened our product portfolio.

In December 2013, CD&R Landscapes Holdings, L.P. (the “CD&R Investor”), an affiliate of Clayton Dubilier & Rice, LLC (“CD&R”), acquired a majority stake in us, which we refer to in this prospectus as the “CD&R Acquisition.” On December 23, 2013 (the “Closing Date”), Holdings issued 174,000 shares of cumulative convertible participating redeemable preferred stock (the “Preferred Stock”) to the CD&R Investor and 1,160,000 shares of common stock to Deere, with the Preferred Stock representing 60% of the outstanding capital stock of Holdings (on an as-converted basis) and the common stock representing the remaining 40% of the outstanding capital stock of Holdings (treating the Preferred Stock on an as-converted basis). The CD&R Investor is entitled to receive dividends in kind in respect of the Preferred Stock for the first two years following the CD&R Acquisition. As of the date of this prospectus, the CD&R Investor held 210,475 shares of Preferred Stock (representing 63.2% of the outstanding capital stock of Holdings (on an as-converted basis)) and the common stock held by Deere represented 34.8% of the outstanding capital stock of Holdings (assuming conversion of the Preferred Stock). Both the CD&R Investor and Deere are selling stockholders in this offering.

Following the CD&R Acquisition, we revitalized our acquisition strategy and have acquired eight businesses in the last 18 months, with a total net sales contribution of more than $250 million.

The CD&R Investor has notified us that, prior to the completion of this offering, it intends to convert its Preferred Stock into shares of common stock. After giving effect to this offering, including the conversion of the Preferred Stock and the sale of the shares to be sold in this offering by the selling stockholders, the CD&R Investor and Deere will beneficially own     % and     %, respectively, of the shares of our outstanding common stock.

The CD&R Investor and Deere will receive approximately $         and $        , respectively, in connection with the payment of the Special Cash Dividend prior to this offering.

Founded in 1978, CD&R is a private equity firm composed of a combination of investment professionals and operating executives pursuing an investment strategy predicated on building stronger, more profitable businesses. Since inception, CD&R has managed the investment of more than $21 billion in 65 businesses with an aggregate transaction value of more than $100 billion. CD&R has a disciplined and clearly defined investment strategy with a special focus on multi-location services and distribution businesses.

Deere, a Delaware corporation, is a world leader in the manufacture and distribution of products and services for agriculture, construction, forestry and turf care. Deere also provides financial services and other related activities.

Following the completion of this offering, including the conversion of the Preferred Stock, the CD&R Investor and Deere will collectively own approximately     % of our common stock. This concentration of ownership will allow them to exercise significant control over our business, which in turn will subject us to a number of risks, including:

•	the CD&R Investor and Deere will have the right to designate for nomination for election a majority of our directors following the offering;

•	the CD&R Investor and Deere will be entitled to pursue corporate opportunities without offering those opportunities to us; and

•	the CD&R Investor and Deere could delay, defer or prevent a change of control of us or impede a merger, takeover or other business combination which another stockholder may otherwise view favorably or take an opposing view on employee retention or recruiting, or on our dividend policy.

See “Risk Factors—Risks Related to Our Common Stock and This Offering.”

Rebranding

We have historically marketed our products and services using the “John Deere Landscapes” brand name, and variations thereof, and certain trademarks and logos associated with Deere, each pursuant to a license from Deere. We will stop using variations on the Deere name and logo by December 31, 2015. As a result, we are rebranding our company to “SiteOne Landscape Supply,” which we believe highlights the benefits of our “one-stop” shop business model, whereby professional landscape contractors and maintainers can fulfill their landscape product needs in one place. We expect to shift our advertising and marketing materials to the SiteOne brand name during the fourth quarter of 2015.

Organizational Capital Structure

The following chart illustrates our ownership and organizational structure, after giving effect to this offering:(1)

(1)	Names in this chart give effect to name changes that are anticipated to occur prior to the completion of this offering.
(2)	CD&R Landscapes Bidco, Inc. and each direct and indirect wholly owned U.S. restricted subsidiary of Landscape are guarantors of the Existing ABL Facility and Existing Term Loan Facility, and are expected to be guarantors of the Amended Credit Facilities. See “Description of Certain Indebtedness.”
(3)	For definitions and descriptions of our “Existing ABL Facility” and “Existing Term Loan Facility,” see “Risk Factors—Risks Related to Our Substantial Indebtedness.” As of June 28, 2015, we had $141.5 million of outstanding borrowings under the Existing ABL Facility and $60.9 million of outstanding borrowings under the Existing Term Loan Facility.

Risks Related to Our Business

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects, that you should consider before making a decision to invest in our common stock. These risks are discussed more fully in “Risk Factors.” These risks include, but are not limited to, the following:

•	cyclicality in residential and commercial construction markets;

•	general economic and financial conditions;

•	weather conditions, seasonality and availability of water to end users;

•	laws and government regulations applicable to our business that could negatively impact demand for our products;

•	public perceptions that our products and services are not environmentally friendly;

•	competitive industry pressures;

•	product shortages and the loss of key suppliers;

•	product price fluctuations;

•	inventory management risks;

•	ability to implement our business strategies and achieve our growth objectives;

•	acquisition and integration risks;

•	increased operating costs;

•	risks associated with our large labor force;

•	adverse credit and financial markets events and conditions; and

•	other factors set forth under “Risk Factors” in this prospectus.

Market and Industry Data

This prospectus includes estimates regarding market and industry data and forecasts, which are based on publicly available information, industry publications and surveys, reports from government agencies, reports by market research firms and our own estimates based on our management’s knowledge of, and experience in, the landscape supply industry and market sectors in which we compete. Third-party industry publications and forecasts generally state that the information contained therein has been obtained from sources generally believed to be reliable. The industry data sourced from The Freedonia Group is derived from their Industry Study #3300, “Landscaping Products,” published in August 2015. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the captions “Risk Factors,” “Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Service Marks, Trademarks and Trade Names

We hold various trademark registrations, including LESCO, which we consider important to our marketing activities. We are currently in the process of registering our new trademark, SiteOne Landscape Supply. This prospectus also contains trademarks, registered marks and trade names of other companies which are the property of their respective holders, including the John Deere name, and we do not intend our use or display of such marks to imply relationships with, or endorsements of us by, any other company.

Corporate Information

Our corporate headquarters are located at Mansell Overlook, 300 Colonial Center Parkway, Suite 600, Roswell, Georgia 30076. Our telephone number is (770) 255-2100.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Option to purchase additional shares of common stock	The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional shares of common stock at the initial public offering price less underwriting discounts and commissions.

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares)

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $ .

We intend to use the net proceeds to us from this offering to repay a portion of the indebtedness under the Amended Term Loan Facility and Amended ABL Facility and to pay aggregate termination fees of $ million to CD&R and Deere in connection with the termination of certain existing consulting agreements. See “Use of Proceeds.”

We will not receive any proceeds from the sale of shares by the selling stockholders in this offering, including from any exercise by the underwriters of their option to purchase additional shares.

Dividend policy	We do not currently anticipate paying dividends on our common stock for the foreseeable future. See “Dividend Policy.”

Proposed trading symbol	“SITE”.

The number of shares of our common stock to be outstanding immediately following this offering is based on the number of our shares of common stock outstanding as of                     , 2015, and excludes:

•	shares of common stock issuable upon exercise of options to purchase shares outstanding as of , 2015 at a weighted average exercise price of $ per share; and

•	shares of common stock reserved for future issuance following this offering under our equity plans.

Unless otherwise indicated, all information in this prospectus:

•	assumes the conversion of all shares of the Preferred Stock into shares of common stock (except that our historical financial data presented in “—Summary Financial Data,” “Selected Financial Data” and our financial statements and related notes included in this prospectus do not give effect to the conversion of the Preferred Stock);

•	gives effect to the for stock split of our common stock effected on , 2015;

•	gives effect to the issuance of shares of common stock in this offering;

•	assumes no exercise by the underwriters of their option to purchase additional shares;

•	assumes that the initial public offering price of our common stock will be $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus); and

•	gives effect to amendments to our amended and restated certificate of incorporation and amended and restated by-laws to be adopted prior to the completion of this offering.

SUMMARY FINANCIAL DATA

The following tables set forth summary historical consolidated and combined financial data as of the dates and for the periods indicated. For the purpose of discussing our financial results, we refer to ourselves as the “Successor Company” in the periods following the CD&R Acquisition and the “Predecessor Company” during the periods preceding the CD&R Acquisition. The summary historical financial data as of December 28, 2014 and December 29, 2013 and for the 2014 Fiscal Year (which includes 52 weeks) and for each of the periods ended December 29, 2013 (the “2013 Successor Period” which includes: (1) the results of operations of the Company for the one week period from December 23, 2013 (the Closing Date of the CD&R Acquisition) through December 29, 2013 and (2) merger and advisory costs related to the CD&R Acquisition which were incurred prior to the Closing Date), December 22, 2013 (the “2013 Predecessor Period” which includes 51 weeks) and December 30, 2012 (the “2012 Fiscal Year” which includes 52 weeks) have been derived from our audited consolidated and combined financial statements and related notes included in this prospectus. The summary historical consolidated financial data as of June 28, 2015 and for the six months ended June 28, 2015 and June 29, 2014 have been derived from our unaudited condensed consolidated financial statements included in this prospectus. The summary historical consolidated financial data as of June 29, 2014 have been derived from our unaudited condensed consolidated financial statements which are not included in this prospectus.

In the opinion of our management, our unaudited condensed consolidated financial statements contain all adjustments, consisting of normal recurring accruals, necessary for a fair statement of our financial position, results of our operations and cash flows. Our historical consolidated and combined financial data may not be indicative of our future performance. The summary historical financial and operating data are qualified in their entirety by, and should be read in conjunction with, our financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Financial Data” included in this prospectus.

	Consolidated Successor Company						Combined Predecessor Company
	Six months ended			Pro forma as adjusted year ended December 28, 2014 (2)	Year ended December 28, 2014	Period from December 23, 2013 through December 29, 2013 (3)	Period from December 31, 2012 through December 22, 2013	Year ended December 30, 2012 (4)
	Pro forma as adjusted June 28, 2015 (1)	June 28, 2015	June 29, 2014
	(in millions, except share and per share data)
Statement of operations data:
Net sales		$707.3	$600.9		$1,176.6	$5.3	$1,072.7	$1,062.0
Cost of goods sold		501.2	439.4		865.5	4.1	783.0	744.6

Gross profit		206.1	161.5		311.1	1.2	289.7	317.4

Gross margin		29.1%	26.9%		26.4%	22.6%	27.0%	29.9%
Selling, general and administrative expenses		164.4	132.3		269.0	14.1	235.6	281.4
Other income		1.5	1.3		3.1	—	3.6	5.0

Operating income (loss)		43.2	30.5		45.2	(12.9)	57.7	41.0

Interest and other non–operating (income) expenses		5.0	4.7		9.1	0.1	0.1	(9.1)
Income tax (benefit) expense		14.8	10.2		14.4	(3.5)	23.9	(21.0)

Net income (loss)		$23.4	$15.6		$21.7	$(9.5)	$33.7	$71.1

	Consolidated Successor Company						Combined Predecessor Company
	Six months ended			Pro forma as adjusted year ended December 28, 2014 (2)	Year ended December 28, 2014	Period from December 23, 2013 through December 29, 2013 (3)	Period from December 31, 2012 through December 22, 2013	Year ended December 30, 2012 (4)
	Pro forma as adjusted June 28, 2015 (1)	June 28, 2015	June 29, 2014
	(in millions, except share and per share data)
Net income (loss) attributable to Successor Company common stock/Predecessor Company equity interests (5)		$1.9	$1.6		$(4.0)	$(9.8)	$33.7	$64.9

Net income (loss) per common share:
Basic		$1.51	$1.32		$(3.36)	$(8.48)	NM	NM
Diluted		$1.51	$1.32		$(3.36)	$(8.48)	NM	NM

Weighted average number of common shares outstanding:
Basic (6)		1,220,898	1,170,246		1,189,363	1,160,000	NM	NM
Diluted		1,228,896	1,170,246		1,189,363	1,160,000	NM	NM

Other financial data:
Adjusted EBITDA (7)		$61.4	$51.8		$88.3	$(2.9)	$70.5	$61.2

Balance sheet data (at period end):
Cash and cash equivalents		$22.1	$15.8		$10.6	$19.3	$10.4	$4.8
Working capital		331.7	252.6		282.4	286.4	292.1	280.8
Total assets		771.1	608.3		555.7	544.4	567.3	541.3
Total debt (8)		190.1	110.2		121.7	154.8
Redeemable convertible preferred stock		204.3	181.6		192.6	174.0
Total stockholders’ equity		92.9	75.6		78.8	68.7	276.2	242.9

Operations (at period end):
Branch locations		466			417	401	401	408

(1)	The balance sheet, statement of operations and net income (loss) per common share data as of and for the six months ended June 28, 2015 are presented on a pro forma as adjusted basis to give effect to the Refinancing and Special Cash Dividend, the planned conversion of the Preferred Stock and the sale by us of shares of our common stock in this offering at an assumed initial public offering price of $ per share and related use of proceeds. The statement of operations data presented on a pro forma as adjusted basis for the six months ended June 28, 2015 includes an increase in interest expense resulting from the Refinancing of $ and the income tax impact of that change.
(2)	The statement of operations and net income (loss) per common share data for the period ended December 28, 2014 are presented on a pro forma as adjusted basis to give effect to the Refinancing and Special Cash Dividend, the planned conversion of the Preferred Stock and the sale by us of shares of our common stock in this offering at an assumed initial public offering price of $ per share and related use of proceeds. The statement of operations data includes an increase in interest expense resulting from the Refinancing of $ and the income tax impact of that change.
(3)	The consolidated statement of operations for the Successor Company is defined as the one week period from December 23, 2013 through December 29, 2013 and includes $9.8 million of non–recurring costs related to the CD&R Acquisition.

(4)	The 2012 Fiscal Year results include a consolidated variable interest entity (“VIE”). The VIE was a supplier of the Predecessor Company until December 2012 when the supply contract ended and the VIE was deconsolidated. Accordingly, the 2012 Fiscal Year results are not comparable to the other periods presented in this table. The impact of the VIE on our net sales, gross profit and operating income in the 2012 Fiscal Year was as follows:

	Combined Predecessor Company	Less: VIE standalone results	Reverse Intercompany eliminations	Reverse deconsolidation impact	Combined Predecessor Company ex. VIE
	(in millions)
Net sales	$1,062.0	$348.1	$(313.3)	—	$1,027.2
Cost of goods sold	744.6	290.1	(313.3)	0.7	767.1

Gross profit	317.4	58.0	—	(0.7)	260.1

Gross margin	29.9%				25.3%

Selling, general and administrative expenses	281.4	49.2	—	—	232.2
Other income	5.0	1.2	—	—	3.8

Operating income (loss)	$41.0	$10.0	—	(0.7)	$31.7

In addition, the impact of the VIE on Adjusted EBITDA for Fiscal 2012 was approximately $20 million.

(5)	Net income (loss) attributable to common stockholders represents net income (loss) minus accumulated redeemable convertible preferred stock dividends, any beneficial conversion feature amortized in the period and any undistributed earnings allocated to the redeemable convertible preferred stock to arrive at net income (loss) attributable to common stockholders, as follows:

	Consolidated Successor Company				Combined Predecessor Company
	Six months ended		Year ended December 28, 2014	Period from December 23, 2013 through December 29, 2013	Period from December 31, 2012 through December 22, 2013	Year ended December 30, 2012
	June 28, 2015	June 29, 2014
				(in millions)
Net income (loss)	$23.4	$15.6	$21.7	$(9.5)	$33.7	$71.1
Less:
Net income attributable to non–controlling interest						6.2
Redeemable convertible preferred stock dividends	11.9	10.6	21.8	0.3
Redeemable convertible preferred stock beneficial conversion feature	6.6	1.1	3.9	—
Undistributed earnings allocated to redeemable convertible preferred stock	3.0	2.3	—	—

Net income (loss) attributable to Successor Company common stock/Predecessor Company equity interests	$1.9	$1.6	$(4.0)	$(9.8)	$33.7	$64.9

(6)	For the Predecessor Company periods presented prior to December 23, 2013, we were not operated as a standalone entity and were carved out from Deere upon the consummation of the CD&R Acquisition. The carved out entity consisted of two separate legal entities that are presented on a combined basis, each with a different and nominal capital structure. As the results would not be comparable and may be considered not meaningful (“NM”), we do not present earnings per share for the predecessor periods during which we were operated as a component of Deere.
(7)	In addition to our net income (loss) determined in accordance with accounting principles generally accepted in the United States (“GAAP”), we present Adjusted EBITDA in this prospectus to evaluate the operating performance and efficiency of our business. Adjusted EBITDA represents EBITDA as further adjusted for items permitted under the covenants of our Existing ABL Facility and Existing Term Loan Facility (our “Existing Credit Facilities”). EBITDA represents our net income (loss) plus the sum of interest expense, net of interest income and excluding amortization of debt discount, income tax expense (benefit), depreciation, and amortization. Adjusted EBITDA is further adjusted for stock-based compensation expense, related party advisory fees, loss (gain) on sale of assets, other non-cash items, other non-recurring (income) and loss and the pre-acquisition Adjusted EBITDA of certain acquired companies. We believe that Adjusted EBITDA is an important supplemental measure of operating performance because:

•	Adjusted EBITDA is used to test compliance with certain covenants under our Existing Credit Facilities and will be used to test compliance under the Amended Credit Facilities;

•	we believe Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an Adjusted EBITDA measure when reporting their results.

•	we believe Adjusted EBITDA is helpful in highlighting operating trends, because it excludes the results of decisions that are outside the control of operating management and that can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate, age and book depreciation of facilities and capital investments.

•	we consider (gains) losses on the acquisition, disposal and impairment of assets as resulting from investing decisions rather than ongoing operations; and

•	other significant non-recurring items, while periodically affecting our results, may vary significantly from period to period and have a disproportionate effect in a given period, which affects comparability of our results.

Adjusted EBITDA is not a measure of our liquidity or financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP, or as an alternative to cash flow from operating activities as a measure of our liquidity. The use of Adjusted EBITDA instead of net income has limitations as an analytical tool. For example, these measures:

•	do not reflect changes in, or cash requirements for, our working capital needs;

•	do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	do not reflect our tax expense or the cash requirements to pay our taxes;

•	do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and do not reflect any cash requirements for such replacements.

Management compensates for these limitations by relying primarily on our GAAP results and by using Adjusted EBITDA only as a supplement to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Because not all companies use identical calculations, our presentation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies, limiting its usefulness as a comparative measure. The following table presents a reconciliation of Adjusted EBITDA to net income (loss):

	Consolidated Successor Company				Combined Predecessor Company
	Six months ended		Year ended December 28, 2014	Period from December 23, 2013 to December 29, 2013	Period from December 31, 2012 to December 22, 2013	Year ended December 30, 2012
	June 28, 2015	June 29, 2014
				(in millions)
Reported net income (loss)	$23.4	$15.6	$21.7	$(9.5)	$33.7	$71.1
Income tax (benefit) expense	14.8	10.2	14.4	(3.5)	23.9	(21.0)
Interest expense, net	3.5	3.2	6.1	0.1	0.4	0.4
Depreciation & amortization	14.2	9.8	20.3	0.2	10.2	11.0

EBITDA	55.9	38.8	62.5	(12.7)	68.2	61.5
Non-cash stock-based compensation (a)	1.5	1.0	2.1	—	—	—
Non-cash amortization of financing costs (b)	1.6	1.6	3.0	—	—	—
(Gain) loss on sale of assets (c)	0.2	0.4	0.6	—	—	(0.3)
Other adjustments (d)	0.7	0.2	3.6	9.8	2.3	—
Advisory fees (e)	1.0	1.0	2.0	—	—	—

Subtotal	$60.9	$43.0	$73.8	$(2.9)	$70.5	$61.2

Acquired EBITDA (f)	0.5	8.8	14.5	—	—	—
Adjusted EBITDA	$61.4	$51.8	$88.3	$(2.9)	$70.5	$61.2

(a)	Represents non-cash stock-based compensation expense recorded during the period.
(b)	Represents the amortization of the financing costs related to the Credit Facilities.
(c)	Represents any gain or loss associated with the sale or write-down of assets not in the ordinary course of business.
(d)	Represents (i) professional fees related to historical acquisitions, (ii) severance payments and (iii) consulting and professional fees. Although we have incurred professional fees related to acquisitions in several historical periods and expect to incur such fees for any future acquisitions, we cannot predict the timing or amount of any such fees.
(e)	Represents fees paid to CD&R and Deere for consulting services. In connection with this offering, we expect to enter into termination agreements with CD&R and Deere pursuant to which the parties will agree to terminate the related consulting agreements. See “Certain Relationships and Related Party Transactions—Consulting Agreements.”
(f)	Represents the historical Adjusted EBITDA for the pre-acquisition periods during the 2014 and 2015 calendar years related to our four acquisitions that closed during fiscal year 2015: Shemin, AMC, Green Resource and Tieco. Does not include the historical Adjusted EBITDA for (i) Shemin, AMC, Green Resource and Tieco during periods prior to the 2014 calendar year or (ii) our four acquisitions that closed during the 2014 Fiscal Year, which were relatively minor. Our eight acquisitions had a combined purchase price of over $120 million.

(8)	Total debt includes current and non-current portion of long term debt offset by associated debt discount.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Our reputation, business, financial position, results of operations and cash flows are subject to various risks. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our financial statements and related notes included in this prospectus, before making an investment decision. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us could materially and adversely affect our reputation, business, financial position, results of operations or cash flows. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Related to Our Business and Our Industry

Cyclicality in our business could result in lower net sales and reduced cash flows and profitability. We have been, and in the future may be, adversely impacted by declines in the new residential and commercial construction sectors, as well as in spending on repair and upgrade activities.

We sell a significant portion of our products for landscaping activities associated with new residential and commercial construction sectors, which have experienced cyclical downturns, some of which have been severe. The strength of these markets depends on, among other things, housing starts, consumer spending, non-residential construction spending activity and business investment, which are a function of many factors beyond our control, including interest rates, employment levels, availability of credit, consumer confidence and capital spending. Weakness or downturns in residential and commercial construction markets could have a material adverse effect on our business, operating results or financial condition.

Sales of landscape supplies to contractors serving the residential construction sector represent a significant portion of our business, and demand for our products is highly correlated with new residential construction. Housing starts are dependent upon a number of factors, including housing demand, housing inventory levels, housing affordability, foreclosure rates, demographic changes, the availability of land, local zoning and permitting processes, the availability of construction financing and the health of the economy and mortgage markets. Unfavorable changes in any of these factors could adversely affect consumer spending, result in decreased demand for homes and adversely affect our business. Beginning in mid-2006 and continuing through late-2011, the homebuilding industry experienced a significant downturn. The decrease in homebuilding activity had a significant adverse effect on our business during such time. According to the U.S. Census Bureau, 1.0 million housing units were started in 2014, representing an increase of approximately 8% from 2013. Nevertheless, housing starts in 2014 remained significantly below their historical long-term average. In addition, some analysts project that the demand for residential construction may be negatively impacted as the number of renting households has increased in recent years and as a shortage in the supply of affordable housing is expected to result in lower home ownership rates. The timing and extent of any recovery in homebuilding activity and the resulting impact on demand for landscape supplies are uncertain.

Our net sales also depend, in significant part, on commercial construction, which similarly recently experienced a severe downturn. Previously, downturns in the commercial construction market have typically lasted about two to three years, resulting in market declines of approximately 20% to 40%, while the recent downturn in the commercial construction market lasted over four years, resulting in a market decline of approximately 60%. According to Dodge Data & Analytics, commercial construction put in place began to recover in 2013 and increased approximately 11% in 2014. However, 2014 new commercial construction spending was still well below pre-recession levels. We cannot predict the duration of the current market conditions or the timing or strength of any future recovery of commercial construction activity in our markets.

We also rely, in part, on repair and upgrade of existing landscapes. High unemployment levels, high mortgage delinquency and foreclosure rates, lower home prices, limited availability of mortgage and home improvement financing, and significantly lower housing turnover, may restrict consumer spending, particularly on discretionary items such as landscape projects, and adversely affect consumer confidence levels and result in reduced spending on repair and upgrade activities.

Our business is affected by general business, financial market and economic conditions, which could adversely affect our financial position, results of operations and cash flows.

Our business and results of operations are significantly affected by general business, financial market and economic conditions. General business, financial market and economic conditions that could impact the level of activity in the wholesale landscape supply industry include the level of new home sales and construction activity, interest rate fluctuations, inflation, unemployment levels, tax rates, capital spending, bankruptcies, volatility in both the debt and equity capital markets, liquidity of the global financial markets, the availability and cost of credit, investor and consumer confidence, global economic growth, local, state and federal government regulation, and the strength of regional and local economies in which we operate. With respect to the residential construction sector in particular, spending on landscape projects is largely discretionary and lower levels of consumer spending or the decision by home-owners to perform landscape upgrades or maintenance themselves rather than outsource to contractors may adversely affect our business. There was a significant decline in economic growth in the United States, which began in the second half of 2007 and continued through the last quarter of 2009. There can be no guarantee that the improvements since that time in the general economy and our markets will be sustained or continue.

Weather conditions and seasonality affect the demand for our products and services and our results of operations and cash flows.

The demand for our products and services and our results of operations are affected by weather conditions, including, without limitation, potential impacts, if any, from climate change, and by the seasonal nature of our irrigation, outdoor lighting, nursery, landscape accessories, fertilizers, turf protection products, grass seed, turf care equipment and golf course maintenance supplies. Our net sales and net income are significantly lower in the first and fourth quarters due to lower landscaping, irrigation and turf maintenance activities in these quarters. Adverse weather conditions, such as droughts, severe storms and significant rain or snowfall, can adversely impact the timing of product delivery, or our ability to deliver products at all. Severe winter storms can also impact our business if personnel cannot travel or deliver to service locations due to hazardous road conditions. In addition, unexpectedly severe weather conditions, such as excessive heat or cold, may result in damage to or loss of nursery goods, sod and other green products in our inventory, which could result in losses requiring write-downs.

Our operations are substantially dependent on the availability of water to end users. Restrictions on consumers’ ability to obtain water may have an adverse effect on our financial condition, results of operations and cash flows.

We supply landscape, irrigation and turf maintenance products, the demand for each of which is subject to the availability of water. Our supply of plants could decrease, or prices could rise, due to water shortages. Customer demand for certain types of plants may change in ways in which we are unable to predict. Water shortages may make irrigation or the maintenance of turf uneconomical. Governments may implement limitations on water usage that make effective irrigation or turf maintenance unsustainable, which could negatively impact the demand for our products. In California, for instance, mandatory water restrictions recently went into effect across the state. We have also recently seen an increased demand in California for products related to drought-tolerant landscaping, including hardscapes and plants that require low amounts of water. There is a risk that demand for landscaping products will decrease overall due to persistent drought conditions in some of the geographic markets we serve, or that demand will change in ways that we are unable to predict.

Laws and government regulations applicable to our business could increase our legal and regulatory expenses, and impact our business, financial position, results of operations and cash flows.

Our business is subject to significant federal, state, provincial and local laws and regulations. These laws and regulations include laws relating to consumer protection, wage and hour requirements, the employment of immigrants, labor relations, permitting and licensing, building code requirements, workers’ safety, the environment, employee benefits, marketing and advertising and the application and use of herbicides, pesticides and other chemicals. In particular, we anticipate that various federal, state, provincial and local governing bodies may propose additional legislation and regulation that may be detrimental to our business, may decrease demand for the products we supply or may substantially increase our operating costs, including proposed legislation, such as environmental regulations related to chemical use, water use, climate change, equipment efficiency standards and other environmental matters; other consumer protection laws or regulations; or health care coverage. It is difficult to predict the future impact of the broad and expanding legislative and regulatory requirements affecting our businesses and changes to such requirements may adversely affect our business, financial position, results of operations and cash flows. In addition, if we were to fail to comply with any applicable law or regulation, we could be subject to substantial fines or damages, be involved in litigation, suffer losses to our reputation or suffer the loss of licenses or incur penalties that may affect how our business is operated, which, in turn, could have a material adverse impact on our business, financial position, results of operations and cash flows.

Public perceptions that the products we use and the services we deliver are not environmentally friendly or safe may adversely impact the demand for our products or services.

We sell, among other things, fertilizers, herbicides, fungicides, pesticides, rodenticides and other chemicals. Public perception that the products we use and the services we deliver are not environmentally friendly or safe or are harmful to humans or animals, whether justified or not, or the improper application of these chemicals, could reduce demand for our products and services, increase regulation or government restrictions or actions, result in fines or penalties, impair our reputation, involve us in litigation, damage our brand names and otherwise have a material adverse impact on our business, financial position, results of operations and cash flows.

Our industry and the markets in which we operate are highly competitive and fragmented, and increased competitive pressures could reduce our share of the markets we serve and adversely affect our business, financial position, results of operations and cash flows.

We operate in markets with relatively few large competitors, but barriers to entry in the landscape supply industry are generally low, and we may have several competitors within a local market area. Competition varies depending on product line, type of customer and geographic area. Some local competitors may be able to offer higher levels of service or a broader selection of inventory than we can in particular local markets. As a result, we may not be able to continue to compete effectively with our competitors. Any of our competitors may foresee the course of market development more accurately than we do, provide superior service, sell or distribute superior products, have the ability to supply or deliver similar products and services at a lower cost, or on more favorable credit terms, develop stronger relationships with our customers and other consumers in the landscape supply industry, adapt more quickly to evolving customer requirements than we do, develop a superior network of distribution centers in our markets or access financing on more favorable terms than we can obtain. As a result, we may not be able to compete successfully with our competitors.

Competition can also reduce demand for our products and services, negatively affect our product sales and services or cause us to lower prices. Consolidation of professional landscape service firms may result in increased competition for their business. Certain product manufacturers that sell and distribute their products directly to landscapers may increase the volume of such direct sales. Our suppliers may also elect to enter into exclusive supplier arrangements with other distributors.

Former employees may start landscape supply businesses similar to ours, in competition with us. Our industry faces low barriers to entry, making the possibility of former employees starting similar businesses more likely. Increased competition from businesses started by former employees may reduce our market share and adversely affect our business, financial position, results of operations and cash flows.

Our customers consider the performance of the products we distribute, our customer service and price when deciding whether to use our services or purchase the products we distribute. Excess industry capacity for certain products in several geographic markets could lead to increased price competition. We may be unable to maintain our operating costs or product prices at a level that is sufficiently low for us to compete effectively. If we are unable to compete effectively with our existing competitors or new competitors enter the markets in which we operate, our financial condition, operating results and cash flows may be adversely affected.

We do not currently sell our products through the Internet. Online retailers may move toward distributing wholesale landscape supply products. Should online retailers develop superior distribution networks or offer lower prices, they may increase competition in our industry and negatively impact our business, financial position, results of operations and cash flows.

Product shortages, loss of key suppliers, failure to develop relationships with qualified suppliers or dependence on third-party suppliers and manufacturers could affect our financial health.

Our ability to offer a wide variety of products to our customers is dependent upon our ability to obtain adequate product supply from manufacturers and other suppliers. Any disruption in our sources of supply, particularly of the most commonly sold items, could result in a loss of revenues, reduced margins and damage to our relationships with customers. Supply shortages may occur as a result of unanticipated increases in demand or difficulties in production or delivery. When shortages occur, our suppliers often allocate products among distributors. The loss of, or a substantial decrease in the availability of, products from our suppliers or the loss of key supplier arrangements could adversely impact our financial condition, operating results, and cash flows.

Our ability to continue to identify and develop relationships with qualified suppliers who can satisfy our high standards for quality and our need to be supplied with products in a timely and efficient manner is a significant challenge. Our suppliers’ ability to provide us with products can also be adversely affected in the event they become financially unstable, particularly in light of continuing economic difficulties in various regions of the United States and the world, fail to comply with applicable laws, encounter supply disruptions, shipping interruptions or increased costs, or they become faced with other factors beyond our control.

Our agreements with suppliers are generally terminable by either party on limited notice, and in some cases we do not have written agreements with our suppliers. If market conditions change, suppliers may stop offering us favorable terms. Our suppliers may increase prices or reduce discounts on the products we distribute and we may be unable to pass on any cost increase to our customers, thereby resulting in reduced margins and profits. Failure by our suppliers to continue to supply us with products on favorable terms, commercially reasonable terms, or at all, could put pressure on our operating margins or have a material adverse effect on our financial condition, operating results and cash flows.

The prices and costs of the products we purchase may be subject to large and significant price fluctuations. We might not be able to pass cost increases through to our customers, and we may experience losses in a rising price environment. In addition, we might have to lower our prices in a declining price environment, which could also lead to losses.

We purchase and sell a wide variety of products, the price and availability of which may fluctuate, and may be subject to large and significant price increases. Many of our contracts with suppliers include prices for commodities such as grass seed and chemicals used in fertilizer that are not fixed or are tied to an index, which allows our producers to change the prices of their products as the input prices fluctuate. Our business is exposed to these fluctuations, as well as to fluctuations in our costs for transportation and distribution. Changes in prices for the products that we purchase affect our net sales and cost of goods sold, as well as our working capital requirements, levels of debt and financing costs. We might not always be able to reflect increases in our costs in our own pricing. Any inability to pass cost increases on to customers may adversely affect our business, financial condition and results of operations. In addition, if market prices for the products that we sell decline, or we may realize reduced profitability levels from selling such products and lower revenues from sales of existing inventory of such products.

We are subject to inventory management risks; insufficient inventory may result in lost sales opportunities or delayed revenue, while excess inventory may harm our gross margins.

We balance the need to maintain inventory levels that are sufficient to ensure competitive lead times against the risk of inventory obsolescence because of changing customer requirements, fluctuating commodity prices, or the life-cycle of nursery goods, sod and other green products. In order to successfully manage our inventories, including grass seed, chemicals used in fertilizers, and nursery goods, sod and other green products, we must estimate demand from our customers and purchase products that substantially correspond to that demand. If we overestimate demand and purchase too much of a particular product, we face a risk that the price of that product will fall, leaving us with inventory that we cannot sell profitably. In addition, we may have to write down such inventory if we are unable to sell it for its recorded value. Contracts with certain suppliers require us to take on additional inventory or pay a penalty, even in circumstances where we have excess inventory. By contrast, if we underestimate demand and purchase insufficient quantities of a product and the price of that product were to rise, we could be forced to purchase that product at a higher price and forego profitability in order to meet customer demand. Insufficient inventory levels may lead to shortages that result in delayed revenue or loss of sales opportunities altogether as potential end-customers turn to competitors’ products that are readily available. Our business, financial condition and results of operations could suffer a material adverse effect if either or both of these situations occur frequently or in large volumes.

Many factors, such as weather conditions, agricultural limitations and restrictions relating to the management of pests and disease, affect the supply of nursery goods, grass seed, sod and other green products. If the supply of these products available is limited, prices could rise, which could cause customer demand to be reduced and our revenues and gross margins to decline. For example, nursery goods, sod and grass seed are perishable and have a limited shelf life. Should we be unable to sell our inventory of nursery goods, grass seed, sod and other green products within a certain timeframe, we may face losses requiring write-downs. In contrast, we may not be able to obtain high-quality nursery goods and other green products in an amount sufficient to meet customer demand. Even if available, nursery goods from alternate sources may be of lesser quality or may be more expensive than those currently grown or purchased by us. If we are unable to effectively manage our inventory and that of our distribution partners, our results of operations could be adversely affected.

We may not successfully implement our business strategies, including achieving our growth objectives.

We may not be able to fully implement our business strategies or realize, in whole or in part within the expected time frames, the anticipated benefits of our various growth or other initiatives. Our various business strategies and initiatives, including our growth, operational and management initiatives, are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. The execution of our business strategy and our financial performance will continue to depend in significant part on our executive management team and other key management personnel, the smooth transition of new senior leadership and our executive management team’s ability to execute the new operational initiatives that they are undertaking. In addition, we may incur certain costs as we pursue our growth, operational and management initiatives, and we may not meet anticipated implementation timetables or stay within budgeted costs. As these initiatives are undertaken, we may not fully achieve our expected efficiency improvements or growth rates, or these initiatives could adversely impact our customer retention, supplier relationships or operations. Also, our business strategies may change from time to time in light of our ability to implement our business initiatives, competitive pressures, economic uncertainties or developments, or other factors.

We may be unable to successfully acquire and integrate other businesses.

Our historical growth has been driven in part by acquisitions, and future acquisitions are an important element of our business strategy. We may be unable to continue to grow our business through acquisitions. We may not be able to continue to identify suitable acquisition candidates and may face increased competition for these acquisition candidates. In addition, acquired businesses may not perform in accordance with expectations, and our business judgments concerning the value, strengths and weaknesses of acquired businesses may not prove to be correct. We may also be unable to achieve expected improvements or achievements in businesses that we acquire. At any given time, we may be evaluating or in discussions with one or more acquisition candidates, including entering into non-binding letters of intent. Future acquisitions may result in the incurrence of debt and contingent liabilities, legal liabilities, goodwill impairments, increased interest expense and amortization expense and significant integration costs.

Acquisitions involve a number of special risks, including:

•	our inability to manage acquired businesses or control integration costs and other costs relating to acquisitions;

•	potential adverse short-term effects on operating results from increased costs or otherwise;

•	diversion of management’s attention;

•	failure to retain existing key personnel of the acquired business and recruit qualified new employees at the location;

•	failure to successfully implement infrastructure, logistics and systems integration;

•	potential impairment of goodwill;

•	risks associated with the internal controls of acquired companies;

•	exposure to legal claims for activities of the acquired business prior to acquisition and inability to realize on any indemnification claims, including with respect to environmental and immigration claims;

•	the risks inherent in the systems of the acquired business and risks associated with unanticipated events or liabilities; and

•	our inability to obtain financing necessary to complete acquisitions on attractive terms or at all.

Our strategy could be impeded if we do not identify, or face increased competition for, suitable acquisition targets, and such increased competition could result in higher purchase price multiples we have to pay for acquisition targets or reduce the number of suitable targets. Our business, financial condition, results of operations and cash flows could be adversely affected if any of the foregoing factors were to occur.

Increases in operating costs could adversely impact our business, financial position, results of operations and cash flows.

Our financial performance is affected by the level of our operating expenses, such as occupancy costs associated with the leases for our branch locations and costs of fuel, vehicle maintenance, equipment, parts, wages and salaries, employee benefits, health care, self-insurance costs and other insurance premiums as well as various regulatory compliance costs, all of which may be subject to inflationary pressures. In particular, our financial performance is adversely affected by increases in these operating costs.

Most of our facilities are located in leased premises. Many of our current leases are non-cancelable and typically have terms ranging from three to five years, with options to renew for specified periods of time. We believe that leases we enter into in the future will likely be long-term and non-cancelable and have similar renewal options. However, we may be unable to renew our current or future leases on favorable terms or at all which could have an adverse effect on our operations and costs. In addition, if we close a location, we generally remain committed to perform our obligations under the applicable lease, which include, among other things, payment of the base rent for the balance of the lease term.

We deliver a substantial volume of products to our customers by truck. Petroleum prices have fluctuated significantly in recent years. Prices and availability of petroleum products are subject to political, economic and market factors that are outside our control. Political events in petroleum-producing regions as well as hurricanes and other weather-related events may cause the price of fuel to increase. Our operating profit will be adversely affected if we are unable to obtain the fuel we require or to fully offset the anticipated impact of higher fuel prices through increased prices or fuel surcharges to our customers. Besides passing fuel costs on to customers, we have not entered into any hedging arrangements that protect against fuel price increases and we do not have any long-term fuel purchase contracts. If shortages occur in the supply of necessary petroleum products and we are not able to pass along the full impact of increased petroleum prices to our customers, our results of operations would be adversely affected.

We cannot predict the extent to which we may experience future increases in costs of occupancy, fuel, vehicle maintenance, equipment, parts, wages and salaries, employee benefits, health care, self-insurance costs and other insurance premiums as well as various regulatory compliance costs and other operating costs. To the extent such costs increase, we may be prevented, in whole or in part, from passing these cost increases through to our existing and prospective customers, and the rates we pay to our suppliers may increase, any of which could have a material adverse impact on our business, financial position, results of operations and cash flows.

Risks associated with our large labor force could have a significant adverse effect on our business.

We have an employee base of approximately 2,450 full-time employees, not including seasonal hires. Various federal and state labor laws govern our relationships with our employees and affect our operating costs. These laws include employee classifications as exempt or non-exempt, minimum wage requirements, unemployment tax rates, workers’ compensation rates, overtime, family leave, anti-discrimination laws, safety standards, payroll taxes, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. As our employees may be paid at rates that relate to the applicable minimum wage, further increases in the minimum wage could increase our labor costs. Employees may make claims against us under federal or state laws, which could result in significant costs. Significant additional government regulations, including the Employee Free Choice Act, the Paycheck Fairness Act and the Arbitration Fairness Act, could materially affect our business, financial condition and results of operations. In addition, we compete with other companies for many of our employees in hourly positions, and we invest significant resources to train and motivate our employees to maintain a high level of job satisfaction. Our hourly employment positions have historically had high turnover rates, which can lead to increased spending on training and retention and, as a result, increased labor costs. If we are unable to effectively retain highly qualified employees in the future, it could adversely impact our operating results.

None of our employees are currently covered by collective bargaining or other similar labor agreements. However, if a larger number of our employees were to unionize, including in the wake of any future legislation that makes it easier for employees to unionize, our business could be negatively affected. Any inability by us to negotiate collective bargaining arrangements could cause strikes or other work stoppages, and new contracts could result in increased operating costs. If any such strikes or other work stoppages occur, or if other employees become represented by a union, we could experience a disruption of our operations and higher labor costs.

In addition, certain of our suppliers have unionized work forces and certain of our products are transported by unionized truckers. Strikes, work stoppages or slowdowns could result in slowdowns or closures of facilities where the products that we sell are manufactured or could affect the ability of our suppliers to deliver such products to us. Any interruption in the production or delivery of these products could delay or reduce availability of these products and increase our costs.

We depend on a limited number of key personnel. We may not be able to attract or retain key executives, which could adversely impact our business and inhibit our ability to operate and grow successfully.

We depend upon the ability and experience of a number of our executive management and other key personnel who have substantial experience with our operations and within our industry, including Doug Black, our Chief Executive Officer. The loss of the services of one or a combination of our senior executives or key employees could have a material adverse effect on our results of operations. We also might suffer an additional impact on our business if one of our senior executives or key employees is hired by a competitor. Our success also depends on our ability to continue to attract, manage and retain other qualified management personnel as we grow. We may not be able to continue to attract or retain such personnel in the future.

Adverse credit and financial market events and conditions could, among other things, impede access to or increase the cost of financing or cause our customers to incur liquidity issues that could lead to some of our products not being purchased or being cancelled, or result in reduced operating revenue and net income, any of which could have an adverse impact on our business, financial position, results of operations and cash flows.

Disruptions in credit or financial markets could, among other things, lead to impairment charges, make it more difficult for us to obtain, or increase our cost of obtaining, financing for our operations or investments or to refinance our indebtedness, cause our lenders to depart from prior credit industry practice and not give technical or other waivers under the Credit Facilities, to the extent we may seek them in the future, thereby causing us to be in default under one or more of the Credit Facilities. These disruptions also could cause our customers to encounter liquidity issues that could lead a reduction in the amount of our products purchased or services used, or that could result in an increase in the time it takes our customers to pay us, or that could lead to a decrease in pricing for our products, any of which could adversely affect our accounts receivable, among other things, and, in turn, increase our working capital needs. In addition, adverse developments at federal, state and local levels associated with budget deficits resulting from economic conditions could result in federal, state and local governments increasing taxes or other fees on businesses, including us, to generate more tax revenues, which could negatively impact spending by customers on our products.

The majority of our net sales are derived from credit sales, which are made primarily to customers whose ability to pay is dependent, in part, upon the economic strength of the geographic areas in which they operate, and the failure to collect monies owed from customers could adversely affect our working capital and financial condition.

The majority of our net sales in our 2014 Fiscal Year were derived from the extension of credit to our customers whose ability to pay is dependent, in part, upon the economic strength of the areas where they operate. We offer credit to customers, generally on a short-term basis, either through unsecured credit that is based solely upon the creditworthiness of the customer, or secured credit for materials sold for a specific project where we establish a security interest in the material used in the project. The type of credit we offer depends on the customer’s financial strength. If any of our customers is unable to repay credit that we have extended in a timely manner, or at all, our working capital, financial condition, operating results and cash flows would be adversely affected. Further, our collections efforts with respect to non-paying or slow-paying customers could negatively impact our customer relations going forward.

Because we depend on certain of our customers to repay extensions of credit, if the financial condition of our customers declines, our credit risk could increase as a result. Significant contraction in the residential and non-residential construction markets, coupled with limited credit availability and stricter financial institution underwriting standards, could adversely affect the operations and financial stability of certain of our customers. Should one or more of our larger customers declare bankruptcy, it could adversely affect the collectability of our accounts receivable, bad debt reserves and net income.

Because we operate our business through highly dispersed locations across the United States, our operations may be materially adversely affected by inconsistent practices and the operating results of individual branches may vary.

We operate our business through a network of highly dispersed locations throughout the United States, supported by corporate executives and services in our headquarters, with local branch management retaining responsibility for day-to-day operations and adherence to applicable local laws. Our operating structure can make it difficult for us to coordinate procedures across our operations in a timely manner or at all. We may have difficulty attracting and retaining local personnel. In addition, our branches may require significant oversight and coordination from headquarters to support their growth. Inconsistent implementation of corporate strategy and policies at the local level could materially and adversely affect our overall profitability, business, results of operations, financial condition and prospects. In addition, the operating results of an individual branch may differ from that of another branch for a variety of reasons, including market size, management practices, competitive landscape, regulatory requirements and local economic conditions. As a result, certain of our branches may experience higher or lower levels of growth than other branches.

Compliance with, or liabilities under, environmental, health and safety laws and regulations, including laws and regulations pertaining to the use and application of fertilizers, herbicides, insecticides and fungicides, could result in significant costs that adversely impact our reputation, business, financial position, results of operations and cash flows.

We are subject to federal, state, provincial and local environmental, health and safety laws and regulations, including laws that regulate the emission or discharge of materials into the environment, govern the use, packaging, labeling, transportation, handling, treatment, storage, disposal and management of chemicals and hazardous substances and wastes, and protect the health and safety of our employees and users of our products. Such laws also impose liability for investigating and remediating, and damages resulting from, present and past releases of hazardous substances, including releases at sites we have ever owned, leased or operated or used as a disposal site. We could be subject to fines, penalties, civil or criminal sanctions, personal injury, property damage or other third party claims as a result of violations of, or liabilities under, these laws and regulations. We could also incur significant investigation and cleanup costs for contamination at any currently or formerly owned or operated facilities, including LESCO’s manufacturing and blending facilities. In addition, changes in, or new interpretations of, existing laws, regulations or enforcement policies, the discovery of previously unknown contamination, or the imposition of other environmental liabilities or obligations in the future, including obligations with respect to any potential health hazards of our products, may lead to additional compliance or other costs that could have a material adverse effect on our business, financial position, results of operations and cash flows.

In addition, in the United States, products containing herbicides and pesticides generally must be registered with the U.S. Environmental Protection Agency, or the “EPA,” and similar state agencies before they can be sold or applied. The failure to obtain or the cancellation of any such registration, or the withdrawal from the marketplace of such products, could have an adverse effect on our business, the severity of which would depend in part on the products involved, whether other products could be substituted and whether our competitors were similarly affected. The herbicides and pesticides we use are manufactured by independent third parties and are evaluated by the EPA as part of its ongoing exposure risk assessment. The EPA may decide that a herbicide or pesticide we use will be limited or will not be re-registered for use in the United States. We cannot predict the outcome or the severity of the effect of the EPA’s continuing evaluations.

In addition, the use of certain herbicide and pesticide products is regulated by various federal, state, provincial and local environmental and public health agencies. We may be unable to prevent violations of these or other regulations from occurring. Even if we are able to comply with all such regulations and obtain all necessary registrations and licenses, the herbicides and pesticides or other products we supply could be alleged to cause injury to the environment, to people or to animals, or such products could be banned in certain circumstances. The regulations may also apply to customers who may fail to comply with environmental, health and safety laws and subject us to liabilities. Costs to comply with environmental, health and safety laws, or to address liabilities or obligations thereunder, could have a material adverse impact on our reputation, business, financial position, results of operations and cash flows.

Our business exposes us to risks associated with hazardous materials and related activities, not all of which are covered by insurance.

Because our business includes the managing, handling, storing, selling and transporting and disposing of certain hazardous materials, such as fertilizers, herbicides, pesticides, fungicides and rodenticides, we are exposed to environmental, health, safety and other risks. We carry insurance to protect us against many accident-related risks involved in the conduct of our business and we maintain insurance coverage in accordance with our assessment of the risks involved, the ability to bear those risks and the cost and availability of insurance. Each of these insurance policies is subject to exclusions, deductibles and coverage limits. We do not insure against all risks and may not be able to insure adequately against certain risks and may not have insurance coverage that will pay any particular claim. We also may be unable to obtain at commercially reasonable rates in the future adequate insurance coverage for the risks we currently insure against, and certain risks are or could become completely uninsurable or eligible for coverage only to a reduced extent. Our business, financial condition and results of operations could be materially impaired by environmental, health, safety and other risks that reduce our revenues, increase our costs or subject us to other liabilities in excess of available insurance.

The nature of our business exposes us to construction defect and product liability claims as well as other legal proceedings.

We rely on manufacturers and other suppliers to provide us with the products we sell and distribute. As we do not have direct control over the quality of the products manufactured or supplied by such third-party suppliers, we are exposed to risks relating to the quality of the products we distribute. It is possible that inventory from a manufacturer or supplier could be sold to our customers and later be alleged to have quality problems or to have caused personal injury, subjecting us to potential claims from customers or third parties. We have been subject to such claims in the past, which have been resolved without material financial impact.

We operate a large fleet of trucks and other vehicles. From time to time, the drivers of these vehicles are involved in accidents which could result in material personal injuries and property damage claims and in which goods carried by these drivers may be lost or damaged.

We cannot make assurances that we will be able to obtain insurance coverage to address a portion of these types of liabilities on acceptable terms in the future, if at all, or that any such insurance will provide adequate coverage against potential claims. Further, while we seek indemnification against potential liability for products liability claims from relevant parties, including but not limited to manufacturers and suppliers, we may be unable to recover under such indemnification agreements. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant time periods, regardless of the ultimate outcome. An unsuccessful product liability defense could be highly costly and accordingly result in a decline in revenues and profitability. Finally, even if we are successful in defending any claim relating to the products we distribute, claims of this nature could negatively impact customer confidence in our products and our company.

From time to time, we may be involved in government inquiries and investigations, as well as employment, tort proceedings, including toxic tort actions, and other litigation. We cannot predict with certainty the outcomes of these legal proceedings and other contingencies, including environmental investigation, remediation and other proceedings commenced by government authorities. The outcome of some of these legal proceedings and other contingencies could require us to take, or refrain from taking, actions which could adversely affect our operations or could require us to pay substantial amounts of money. Additionally, defending against lawsuits and proceedings may involve significant expense and diversion of management’s attention and resources from other matters.

Our rebranding could adversely affect our business and profitability as we will no longer be affiliated with Deere’s strong brand and reputation.

We have historically marketed our products and services using the “John Deere Landscapes” brand name, and variations thereof, and the logo associated with Deere, each pursuant to a license from Deere. The association with Deere may have provided us with preferred status among our customers, vendors and other persons due to Deere’s widely recognized brand, perceived high quality products and services and strong capital base and financial strength.

We have agreed with Deere that we will stop using variations on the Deere name and logo by December 31, 2015. As a result, we are in the process of rebranding our company to “SiteOne Landscape Supply.” We expect to formally shift our advertising and marketing materials to our new brand name during the fourth quarter of 2015. Some of our existing customers may choose to stop doing business with us because we no longer use the Deere name, and it may be more difficult to attract new customers with our new brand.

Our rebranding could prompt some third parties to re-price, modify or terminate their distribution or vendor relationships with us. Our ability to attract and retain highly qualified independent sales intermediaries and dedicated sales specialists for our products may also be negatively affected. We may be required to lower the prices of our products, increase our sales commissions and fees, change long-term selling and marketing agreements and take other action to maintain our relationship with our sales intermediaries and distribution partners, all of which could have an adverse effect on our financial condition and results of operations. We cannot accurately predict the effect that our rebranding will have on our business, customers or employees.

We rely on our computer and data processing systems, and a large-scale malfunction or failure in our information technology systems could disrupt our business, create potential liabilities for us or limit our ability to effectively monitor, operate and control our operations and adversely impact our reputation, business, financial position, results of operations and cash flows.

Our ability to keep our business operating effectively depends on the functional and efficient operation of our enterprise resource planning, telecommunications systems, inventory tracking, billing and other information systems. We rely on these systems to track transactions, billings, payments and inventory, as well as to make a variety of day-to-day business decisions. We may experience system malfunctions, interruptions or security breaches from time to time. Our systems also run older generations of software that may be unable to perform as efficiently as, and fail to communicate well with, newer systems. We are in the process of upgrading our management information technology systems. As we implement or develop new systems in the future, we may elect to modify, replace or discontinue certain technology initiatives, which would result in write-downs, and changes or modifications to our information technology systems could cause disruptions to our operations or cause challenges with respect to our compliance with laws, regulations or other applicable standards.

A significant or large-scale malfunction, interruption or security breach of our computer or data processing systems could adversely affect our ability to manage and keep our operations running efficiently and damage our reputation if we are unable to track transactions and receive products from suppliers or deliver products to our customers. A malfunction that results in a wider or sustained disruption to our business could have a material adverse effect on our business, financial condition and results of operations, as well as on the ability of management to align and optimize technology to implement business strategies. A security breach might also lead to violations of privacy laws, regulations, trade guidelines or practices related to our customers and employees and could lead to potential claims from third parties or employees. If our disaster recovery plans do not work as anticipated, or if any third party vendors to which we have outsourced certain information technology or other services fail to fulfill their obligations to us, our operations may be adversely impacted and any of these circumstances could adversely impact our reputation, business, financial position, results of operations and cash flows.

If we fail to protect the security of personal information about our customers, we could be subject to interruption of our business operations, private litigation, reputational damage and costly penalties.

We rely on, among other things, commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of confidential customer information, such as payment card and personal information. The systems currently used for transmission and approval of payment card transactions, and the technology utilized in payment cards themselves, all of which can put payment card data at risk, are central to meeting standards set by the payment card industry, or PCI. We continue to evaluate and modify our systems and protocols for PCI compliance purposes, and such PCI data security standards may change from time to time. Activities by third parties, advances in computer and software capabilities and encryption technology, new tools and discoveries and other events or developments may facilitate or result in a compromise or breach of our systems. Any compromises, breaches or errors in application related to our systems or failures to comply with data security standards set by the PCI could cause damage to our reputation and interruptions in our operations, including our customers’ ability to pay for our services and products by credit card or their willingness to purchase our services and products and could result in a violation of applicable laws, regulations, orders, industry standards or agreements and subject us to costs, penalties and liabilities which could have a material adverse impact on our reputation, business, financial position, results of operations and cash flows.

We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business.

Our ability to compete effectively depends in part on our rights to service marks, trademarks, trade names and other intellectual property rights we own or license, particularly our registered brand name LESCO. We have not sought to register or protect every one of our marks or brand names either in the United States or in every country in which they are or may be used. Furthermore, because of the differences in foreign trademark, patent and other intellectual property or proprietary rights laws, we may not receive the same protection in other countries as we would in the United States. If we are unable to protect our proprietary information and brand names, we could suffer a material adverse impact on our reputation, business, financial position, results of operations and cash flows. Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products, services or activities infringe their intellectual property rights.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act and the NYSE, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

We have operated as a private company since our separation from Deere, and before that operated as a subsidiary of Deere. As a public company, we will incur additional legal, accounting, compliance and other expenses that we have not incurred as a private company. Following this offering, we will become obligated to file annual and quarterly information and other reports with the SEC, as required by the Securities Exchange Act of 1934, as amended, or the Exchange Act, and applicable SEC rules. We will also become subject to other reporting and corporate governance requirements, including certain requirements of the NYSE, which will impose significant compliance obligations upon us and increase our operating costs. Among other things, we will need to institute a comprehensive compliance function related to various regulations, establish additional internal policies and controls, prepare financial statements that are compliant with SEC reporting requirements on a timely basis, draft a proxy statement and hold annual meetings of stockholders, appoint independent directors, comply with additional corporate governance matters and utilize outside counsel and accountants in the above activities.

The Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules subsequently implemented by the SEC and the NYSE, have imposed increased regulation and disclosure obligations and have required enhanced corporate governance practices of public companies. Our efforts to comply with evolving laws, regulations and standards are likely to result in increased administrative expenses and a diversion of management’s time and attention from sales-generating activities. These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements, and implementing them could materially adversely affect our business, results of operations and financial condition. If we do not implement or comply with such requirements in a timely manner, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the NYSE. Any such action could harm our reputation and the confidence of investors and could materially adversely affect our business and cause our stock price to decline.

These changes will also place additional demands on our finance and accounting staff and on our financial accounting and information systems. Other expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses, investor relations expenses, increased directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses. As a public company, we will be required, among other things, to define and expand the roles and the duties of our board of directors and its committees and institute more comprehensive compliance and investor relations functions.

Any deficiencies in our financial reporting or internal controls could adversely affect our business and the trading price of our common stock.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting. Beginning with our second annual report following this offering, we will be required to provide a management report on internal control over financial reporting.

If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. In addition, our internal control over financial reporting will not prevent or detect all errors and fraud. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If there are material weaknesses or failures in our ability to meet any of the requirements related to the maintenance and reporting of our internal controls, investors may lose confidence in the accuracy and completeness of our financial reports and that could cause the price of our common stock to decline. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our internal controls, it may negatively impact our business, results of operations and reputation. In addition, we could become subject to investigations by the NYSE, the SEC or other regulatory authorities, which could require additional management attention and which could adversely affect our business.

We may be subject to securities litigation, which is expensive and could divert management attention and resources from our business.

Our share price may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could adversely impact our business. Any adverse determination in litigation could also subject us to significant liabilities.

Risks Related to Our Substantial Indebtedness

We have substantial indebtedness and may incur substantial additional indebtedness, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business or satisfy our obligations.

As of June 28, 2015, we had $202.4 million aggregate principal amount of total long term consolidated indebtedness outstanding. Landscape Holding and Landscape are parties to a credit agreement dated December 23, 2013, which has been amended pursuant to Amendment No. 1 dated June 13, 2014, Amendment No. 2 dated January 26, 2015 and Amendment No. 3 dated February 13, 2015 (such agreement, as so amended, the “Existing ABL Credit Agreement”), providing for an asset-based loan facility in the amount of up to $250.0 million, subject to availability under a borrowing base, with UBS AG, Stamford Branch, as administrative agent and collateral agent, and the other financial institutions and lenders from time to time party thereto (the “Existing ABL Facility”).

Landscape Holding and Landscape are parties to a credit agreement dated December 23, 2013, which has been amended pursuant to Amendment No. 1 dated June 13, 2014 and Amendment No. 2 dated January 26, 2015 (such agreement, as so amended, the “Existing Term Loan Credit Agreement”), providing for a senior secured term loan facility in the amount of $61.7 million with ING Capital LLC, as administrative agent and collateral agent, and the other financial institutions and lenders from time to time party thereto (the “Existing Term Loan Facility” and, together with the Existing ABL Facility, the “Existing Credit Facilities”).

Prior to this offering, we expect to complete the Refinancing and to enter into the Amended ABL Facility and the Amended Term Loan Facility.

In addition, we are able to incur additional indebtedness in the future, subject to the limitations contained in the agreements governing our indebtedness. Our substantial indebtedness could have important consequences to you. Because of our substantial indebtedness:

•	our ability to engage in acquisitions without raising additional equity or obtaining additional debt financing is limited;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or general corporate purposes and our ability to satisfy our obligations with respect to our indebtedness may be impaired in the future;

•	a large portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

•	we are exposed to the risk of increased interest rates because borrowings under the ABL Facility and Term Loan Facility and certain floating rate operating and capital leases are at variable rates of interest;

•	it may be more difficult for us to satisfy our obligations to our creditors, resulting in possible defaults on, and acceleration of, such indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

•	we may be at a competitive disadvantage compared to our competitors with proportionately less indebtedness or with comparable indebtedness on more favorable terms and, as a result, they may be better positioned to withstand economic downturns;

•	our ability to refinance indebtedness may be limited or the associated costs may increase;

•	our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited; and

•	we may be prevented from carrying out capital spending and restructurings that are necessary or important to our growth strategy and efforts to improve operating margins of our businesses.

Increases in interest rates would increase the cost of servicing our indebtedness and could reduce our profitability.

Our indebtedness under the Existing ABL Facility and Existing Term Loan Facility bears interest at variable rates, and we expect that, following the Refinancing, indebtedness under the Amended Credit Facilities will bear interest at variable rates. As a result, increases in interest rates would increase the cost of servicing our indebtedness and could materially reduce our profitability and cash flows. As of June 28, 2015, each one percentage point change in interest rates would result in an approximately $1.4 million change in the annual interest expense on the amount outstanding under the Existing ABL Facility. As of June 28, 2015, each one percentage point change in interest rates would result in an approximately $0.2 million change in the annual interest expense on the Existing Term Loan Facility. The impact of increases in interest rates could be more significant for us than it would be for some other companies because of our substantial indebtedness.

A lowering or withdrawal of the ratings, outlook or watch assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

If our indebtedness were to be rated, any rating, outlook or watch assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, current or future circumstances relating to the basis of the rating, outlook, or watch such as adverse changes to our business, so warrant. Based on the financial performance of our businesses and the outlook for future years, our credit ratings, outlook or watch could be negatively impacted. Any lowering of our ratings, outlook or watch likely would make it more difficult or more expensive for us to obtain additional debt financing.

The agreements and instruments governing our indebtedness contain restrictions and limitations that could significantly impact our ability to operate our business.

Our Existing Credit Facilities contain, and our Amended Credit Facilities will contain, customary representations and warranties and customary affirmative and negative covenants that restrict some of our activities. The negative covenants limit the ability of Landscape Holding and Landscape to:

•	incur additional indebtedness;

•	pay dividends, redeem stock or make other distributions;

•	repurchase, prepay or redeem subordinated indebtedness;

•	make investments;

•	create restrictions on the ability of Landscape Holding’s restricted subsidiaries to pay dividends or make other intercompany transfers;

•	create liens;

•	transfer or sell assets;

•	make negative pledges;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of Landscape Holding’s assets;

•	conduct, transact, or otherwise engage in businesses or operations at Landscape Holding other than certain specified exceptions relating to its role as a holding company of Landscape and its subsidiaries;

•	enter into certain transactions with affiliates; and

•	designate subsidiaries as unrestricted subsidiaries.

In addition, the Existing ABL Facility is, and we expect the Amended ABL Facility will be, subject to various covenants requiring minimum financial ratios, and our additional borrowings may be limited by these financial ratios. Our ability to comply with the covenants and restrictions contained in the Existing Credit Facilities, or the covenants and restrictions to be contained in the Amended Credit Facilities, may be affected by economic, financial and industry conditions beyond our control including credit or capital market disruptions. The breach of any of these covenants or restrictions could result in a default that would permit the applicable lenders to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. If we are unable to repay indebtedness, lenders having secured obligations, such as the lenders under the Existing Credit Facilities or the Amended Credit Facilities, could proceed against the collateral securing the indebtedness. In any such case, we may be unable to borrow under the Existing Credit Facilities or the Amended Credit Facilities and may not be able to repay the amounts due under such facilities. This could have serious consequences to our financial position and results of operations and could cause us to become bankrupt or insolvent.

Our ability to generate the significant amount of cash needed to pay interest and principal on our indebtedness and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control.

Our ability to make scheduled payments on, or to refinance our obligations under, our indebtedness depends on the financial and operating performance of our subsidiaries, which, in turn, depends on their results of operations, cash flows, cash requirements, financial position and general business conditions and any legal and regulatory restrictions on the payment of dividends to which they may be subject, many of which may be beyond our control.

We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure our indebtedness. In the future, our cash flow and capital resources may not be sufficient for payments of interest on and principal of our indebtedness, and such alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

The final maturity date of the Existing ABL Facility is December 23, 2018. The final maturity date of the Existing Term Loan Facility is December 23, 2019. Although we expect to complete the Refinancing prior to this offering, we may be unable to refinance any of our indebtedness or obtain additional financing, particularly because of our high levels of indebtedness. Market disruptions, such as those experienced in 2008 and 2009, as well as our significant indebtedness levels, may increase our cost of borrowing or adversely affect our ability to refinance our obligations as they become due. If we are unable to refinance our indebtedness or access additional credit, or if short-term or long-term borrowing costs dramatically increase, our ability to finance current operations and meet our short-term and long-term obligations could be adversely affected.

Risks Related to Our Common Stock and This Offering

Holdings is a holding company with no operations of its own, and it depends on its subsidiaries for cash to fund all of its operations and expenses, including to make future dividend payments, if any.

Our operations are conducted entirely through our subsidiaries, and our ability to generate cash to fund operations and expenses, to pay dividends or to meet debt service obligations is highly dependent on the earnings and the receipt of funds from our subsidiaries through dividends or intercompany loans. Deterioration in the financial condition, earnings or cash flow of Landscape and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that Holdings needs funds, and its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of our financing arrangements, or are otherwise unable to provide such funds, it could materially adversely affect our business, financial condition, results of operations or prospects.

Further, the terms of the agreements governing the Existing Credit Facilities restrict, and the agreements governing the Amended Credit Facilities will restrict, the ability of our subsidiaries to pay dividends, make loans or otherwise transfer assets to Holdings. Furthermore, our subsidiaries are permitted under the terms of the Existing Credit Facilities and other indebtedness, and will be permitted under the Amended Credit Facilities, to incur additional indebtedness that may restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.

As a public company, we do not currently expect to declare or pay dividends on our common stock for the foreseeable future. Payments of dividends, if any, will be at the sole discretion of our board of directors after taking into account various factors, including general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications of the payment of dividends by us to our stockholders or by our subsidiaries (including Landscape) to us, and such other factors as our board of directors may deem relevant. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. To the extent that we determine in the future to pay dividends on our common stock, none of our subsidiaries will be obligated to make funds available to us for the payment of dividends.

Our common stock has no prior public market and the market price of our common stock may be volatile and could decline after this offering.

Prior to this offering, there has been no public market for our common stock, and an active market for our common stock may not develop or be sustained after this offering. We and the selling stockholders will negotiate the initial public offering price per share with the representatives of the underwriters and, therefore, that price may not be indicative of the market price of our common stock after this offering. In the absence of an active public trading market, you may not be able to liquidate your investment in our common stock. In addition, the market price of our common stock may fluctuate significantly. Among the factors that could affect our stock price are:

•	industry or general market conditions;

•	domestic and international economic factors unrelated to our performance;

•	changes in our customers’ or their end users’ preferences;

•	new regulatory pronouncements and changes in regulatory guidelines;

•	lawsuits, enforcement actions and other claims by third parties or governmental authorities;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance or lack of research coverage and reports by industry analysts;

•	action by institutional stockholders or other large stockholders (including the CD&R Investor and Deere), including future sales;

•	failure to meet any guidance given by us or any change in any guidance given by us, or changes by us in our guidance practices;

•	announcements by us of significant impairment charges;

•	speculation in the press or investment community;

•	investor perception of us and our industry;

•	changes in market valuations or earnings of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions or strategic partnerships;

•	war, terrorist acts and epidemic disease;

•	any future sales of our common stock or other securities; and

•	additions or departures of key personnel.

In particular, we cannot assure you that you will be able to resell your shares at or above the initial public offering price. The stock markets have experienced extreme volatility in recent years that has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, following periods of volatility in the market price of a company’s securities, class action litigation has often been instituted against the affected company. Any litigation of this type brought against us could result in substantial costs and a diversion of our management’s attention and resources, which would harm our business, operating results and financial condition.

Future sales of shares by existing stockholders could cause our stock price to decline.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Based on shares outstanding as of June 28, 2015, upon completion of this offering, we will have                  outstanding shares of common stock. All of the shares sold pursuant to this offering will be immediately tradable without restriction under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by “affiliates,” as that term is defined in Rule 144 under the Securities Act, or Rule 144.

The remaining                 shares of common stock as of June 28, 2015 will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, means of sale, holding period and other limitations of Rule 144 under the Securities Act or pursuant to an exception from registration under Rule 701 under the Securities Act, subject to the lock-up agreements entered into by us, the CD&R Investor and Deere and our executive officers and directors.

Upon completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of common stock to be issued under our equity compensation plans and, as a result, all shares of common stock acquired upon exercise of stock options granted under our plans will also be freely tradable under the Securities Act, subject to the terms of the lock-up agreements, unless purchased by our affiliates. As of June 28, 2015, there were stock options outstanding to purchase a total of                 shares of our common stock. In addition,                 shares of our common stock will be reserved for future issuances under the equity incentive plan we expect to adopt in connection with this offering.

In connection with this offering, the CD&R Investor, Deere, our executive officers and directors will sign lock-up agreements under which, subject to certain exceptions, they will agree not to sell, transfer or dispose of or hedge, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus, subject to possible extension under certain circumstances, except with the prior written consent of Deutsche Bank Securities, Inc. Following the expiration of this 180-day lock-up period,                 shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144 under the Securities Act or pursuant to an exception from registration under Rule 701 under the Securities Act. See “Shares Available for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future. In addition, our significant stockholders may distribute shares that they hold to their investors who themselves may then sell into the public market following the expiration of the lock-up period. Such sales may not be subject to the volume, manner of sale, holding period and other limitations of Rule 144 under the Securities Act. As resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them. Furthermore, stockholders currently representing substantially all of the outstanding shares of our common stock will have the right to require us to register shares of common stock for resale under the Securities Act.

In the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition, litigation settlement or employee arrangement or otherwise. Any of these issuances could result in substantial dilution to our existing stockholders and could cause the trading price of our common stock to decline.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If there is no coverage of our company by securities or industry analysts, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of these analysts downgrades our stock or publishes misleading or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

A few significant stockholders will have significant influence over us and may not always exercise their influence in a way that benefits our public stockholders.

Following the completion of this offering, the CD&R Investor and Deere will own approximately     % and     %, respectively, of the outstanding shares of our common stock assuming that the underwriters do not exercise their option to purchase additional shares. Prior to the completion of this offering, we, the CD&R Investor and Deere will enter into an amendment to our existing stockholders agreement, or the amended stockholders agreement, pursuant to which the CD&R Investor and Deere will agree to vote in favor of one another’s designees to our board of directors, among other matters. As a result, the CD&R Investor and Deere will exercise significant influence over all matters requiring stockholder approval for the foreseeable future, including approval of significant corporate transactions, which may reduce the market price of our common stock.

As long as the CD&R Investor and Deere collectively continue to own at least 50% of our outstanding common stock, the CD&R Investor and Deere generally will be able to determine the outcome of corporate actions requiring stockholder approval, including the election of the members of our board of directors, the approval of significant corporate transactions such as mergers and the sale of substantially all of our assets. Even after the CD&R Investor and Deere reduce their beneficial ownership below 50% of our outstanding common stock, they will likely still be able to assert significant influence over our board of directors and certain corporate actions. Following the consummation of this offering, the CD&R Investor and Deere will have the right to designate for nomination for election a majority of our directors.

Because the CD&R Investor’s and Deere’s interests may differ from your interests, actions the CD&R Investor and Deere take as our controlling stockholders or as significant stockholders may not be favorable to you. For example, the concentration of ownership held by the CD&R Investor and Deere could delay, defer or prevent a change of control of us or impede a merger, takeover or other business combination which another stockholder may otherwise view favorably. Other potential conflicts could arise, for example, over matters such as employee retention or recruiting, or on our dividend policy.

Under our amended and restated certificate of incorporation, the CD&R Investor and Deere and their respective affiliates and, in some circumstances, any of our directors and officers who is also a director, officer, employee, member or partner of the CD&R Investor and Deere and their respective affiliates, have no obligation to offer us corporate opportunities.

The policies relating to corporate opportunities and transactions with the CD&R Investor and Deere to be set forth in our second amended and restated certificate of incorporation, or amended and restated certificate of incorporation, address potential conflicts of interest between Holdings, on the one hand, and the CD&R Investor and Deere and their respective officers, directors, employees, members or partners who are directors or officers of our company, on the other hand. In accordance with those policies, the CD&R Investor and Deere may pursue corporate opportunities, including acquisition opportunities that may be complementary to our business, without offering those opportunities to us. By becoming a stockholder in Holdings, you will be deemed to have notice of and have consented to these provisions of our amended and restated certificate of incorporation. Although these provisions are designed to resolve conflicts between us and the CD&R Investor and Deere and their respective affiliates fairly, conflicts may not be so resolved.

Future offerings of equity securities may adversely affect the market price of our common stock.

If, in the future, we decide to issue debt or equity securities that rank senior to our common stock, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stock holdings in us.

Anti-takeover provisions in our amended and restated certificate of incorporation and amended and restated by-laws could discourage, delay or prevent a change of control of our company and may affect the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated by-laws include a number of provisions that may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. For example, prior to the completion of this offering, our amended and restated certificate of incorporation and amended and restated by-laws will collectively:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	establish a classified board of directors, as a result of which our board of directors will be divided into three classes, with members of each class serving staggered three-year terms, which prevents stockholders from electing an entirely new board of directors at an annual meeting;

•	limit the ability of stockholders to remove directors if the CD&R Investor and Deere cease to own at least 40% of the outstanding shares of our common stock;

•	provide that vacancies on our board of directors, including vacancies resulting from an enlargement of our board of directors, may be filled only by a majority vote of directors then in office;

•	prohibit stockholders from calling special meetings of stockholders if the CD&R Investor and Deere cease to own at least 40% of the outstanding shares of our common stock;

•	prohibit stockholder action by written consent, thereby requiring all actions to be taken at a meeting of the stockholders, if the CD&R Investor and Deere cease to own at least 40% of the outstanding shares of our common stock;

•	establish advance notice requirements for nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders; and

•	require the approval of holders of at least 66 2⁄3% of the outstanding shares of our common stock to amend our amended and restated by-laws and certain provisions of our amended and restated certificate of incorporation if the CD&R Investor and Deere cease to own at least 40% of the outstanding shares of our common stock.

These provisions may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if the provisions are viewed as discouraging takeover attempts in the future.

Our amended and restated certificate of incorporation and amended and restated by-laws may also make it difficult for stockholders to replace or remove our management. Furthermore, the existence of the foregoing provisions, as well as the significant amount of common stock that the CD&R Investor and Deere will own following this offering, could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may facilitate management entrenchment that may delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our stockholders.

We do not intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

As a public company, we do not intend to declare and pay dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth, to develop our business, for working capital needs and for general corporate purposes. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares. In addition, Holdings’ operations are conducted entirely through our subsidiaries. As such, to the extent that we determine in the future to pay dividends on our common stock, none of our subsidiaries will be obligated to make funds available to Holdings for the payment of dividends. Further, the agreements governing the Existing Credit Facilities, and the agreements governing the Amended Credit Facilities will, significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us.

We expect to be a “controlled company” within the meaning of the NYSE rules and, as a result, we will qualify for, and currently intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering, the CD&R Investor and Deere will control a majority of the voting power of our outstanding common stock. Accordingly, we expect to qualify as a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain NYSE corporate governance standards, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that our nominating and corporate governance committee be composed entirely of independent directors;

•	the requirement that we have a compensation committee that is composed entirely of independent directors; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors and such committees may not be subject to annual performance evaluations. Consequently, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance rules and requirements. Our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us, our stockholders, creditors or other constituents by any of our directors, officers, other employees, agents or stockholders, (iii) any action asserting a claim arising under the General Corporation Law of the State of Delaware, or the DGCL, our amended and restated certificate of incorporation or our amended and restated by-laws, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim that is governed by the internal affairs doctrine. By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to choice of forum. The choice of forum provision in our amended and restated certificate of incorporation may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or any of our directors, officers, other employees, agents or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.

Investors purchasing common stock in this offering will experience immediate and substantial dilution as a result of this offering and future equity issuances.

The initial public offering price per share will significantly exceed the net tangible book value per share of our common stock outstanding. As a result, investors purchasing common stock in this offering will experience immediate substantial dilution of $         a share, based on an assumed initial public offering price of $        . This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. Investors purchasing shares of common stock in this offering will contribute approximately     % of the total amount of equity invested in our company, but will own only approximately     % of our total common stock immediately following the completion of this offering. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. In addition, if we issue additional equity securities in the future, investors purchasing common stock in this offering will experience additional dilution.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements and cautionary statements. Some of the forward-looking statements can be identified by the use of terms such as “may,” “intend,” “might,” “will,” “should,” “could,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “project,” “potential,” or the negative of these terms, and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. New factors emerge from time to time that may cause our business not to develop as we expect, and it is not possible for us to predict all of them. Factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, the following:

•	cyclicality in residential and commercial construction markets;

•	general economic and financial conditions;

•	weather conditions, seasonality and availability of water to end users;

•	laws and government regulations applicable to our business that could negatively impact demand for our products;

•	public perceptions that our products and services are not environmentally friendly;

•	competitive industry pressures;

•	product shortages and the loss of key suppliers;

•	product price fluctuations;

•	inventory management risks;

•	ability to implement our business strategies and achieve our growth objectives;

•	acquisition and integration risks;

•	increased operating costs;

•	risks associated with our large labor force;

•	adverse credit and financial markets events and conditions;

•	credit sale risks;

•	retention of key personnel;

•	performance of individual branches;

•	environmental, health and safety laws and regulations;

•	hazardous materials and related materials;

•	construction defect and product liability claims;

•	rebranding;

•	computer data processing systems;

•	security of personal information about our customers;

•	intellectual property and other proprietary rights;

•	requirements of being a public company;

•	risks related to our internal controls;

•	the possibility of securities litigation;

•	our substantial indebtedness and our ability to obtain financing in the future;

•	increases in interest rates; and

•	risks related to other factors discussed in this prospectus.

You should read this prospectus completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this prospectus are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this prospectus, and we do not undertake any obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, changes in future operating results over time or otherwise.

Comparisons of results for current and any prior periods are not intended to express any future trends, or indications of future performance, unless expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $         per share, we estimate that we will receive net proceeds from this offering of approximately $         million, after deducting estimated underwriting discounts and commissions in connection with this offering and estimated offering related fees and expenses payable by us. We intend to use the net proceeds to us from this offering to:

•	repay a portion of the indebtedness under the Amended Term Loan Facility (final maturity date of ) and Amended ABL Facility (final maturity date of ), which bear interest at a weighted average rate of % and an average rate of %, respectively (See “Description of Certain Indebtedness”); and

•	pay aggregate fees of $ million to CD&R and Deere in connection with the termination of our consulting agreements with each of them upon the consummation of this offering (See “Certain Relationships and Related Party Transactions”).

Prior to this offering, we intend to use borrowings under the Amended Term Loan Facility to repay all $60.9 million of borrowings outstanding under our Existing Term Loan Facility, to repay $5.0 million of borrowings outstanding under our Existing ABL Facility, to pay the Special Cash Dividend and to pay fees and expenses associated with the Refinancing. As of June 28, 2015, borrowings under the Existing ABL Facility and the Existing Term Loan Facility bore interest at an average rate of 2.4% and an average rate of 5.0%, respectively.

We will not receive any proceeds from any sale of shares by the selling stockholders, including from any exercise by the underwriters of their option to purchase additional shares.

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease the net proceeds to us from this offering by $         million assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commission and estimated offering expenses payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease the net proceeds to us by $         million, assuming no change in the assumed initial public offering price of $         per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

DIVIDEND POLICY

As a public company, we do not expect to declare or pay dividends on our common stock for the foreseeable future. Instead, we intend to retain future earnings, if any, to service our debt, finance the growth and development of our business and for working capital and general corporate purposes. Our ability to pay dividends to holders of our common stock in the future will be limited as a practical matter by the Amended Credit Facilities, insofar as we may seek to pay dividends out of funds made available to us by Landscape or its subsidiaries, because Landscape’s debt instruments directly or indirectly restrict Landscape’s ability to pay dividends or make loans to us. Any future determination to pay dividends on our common stock is subject to the discretion of our board of directors and will depend upon various factors, including our results of operations, financial condition, liquidity requirements, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends, restrictions imposed by applicable law, general business conditions and other factors that our board of directors may deem relevant. See “Description of Certain Indebtedness” for a description of the restrictions on our ability to pay dividends.

Prior to this offering, we intend to establish a record date for and to declare and pay the Special Cash Dividend. Because the record date and the payment date for the Special Cash Dividend will precede the completion of this offering, investors in this offering will not be entitled to receive any payments or distributions in connection with the Special Cash Dividend on shares of our common stock purchased in this offering. Over 98% of the aggregate amount of the Special Cash Dividend will be paid to the CD&R Investor and Deere in proportion to their ownership interests. The Special Cash Dividend will be funded by borrowings under the Amended Term Loan Facility. We do not currently intend to declare or pay any similar special dividends in the future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of June 28, 2015 on:

•	an actual basis;

•	an as adjusted basis, after giving effect to (i) the Refinancing and (ii) the payment of the Special Cash Dividend; and

•	a pro forma as adjusted basis, after giving effect to (i) the Refinancing, (ii) the payment of the Special Cash Dividend, (iii) the conversion of all shares of the Preferred Stock, (iv) our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share (less discounts or commissions) and (v) the application of the net proceeds therefrom as described in “Use of Proceeds.”

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and our financial statements and related notes included in this prospectus.

	As of June 28, 2015
	Actual	As Adjusted (1)	Pro forma as adjusted (2)
	(in millions)
Cash and cash equivalents	$22.1	$

Long term debt, including current portions:
Existing ABL Facility	141.5
Existing Term Loan Facility	60.9
Amended ABL Facility
Amended Term Loan Facility
Debt discount	(12.3)

Total debt	190.1

Redeemable convertible preferred stock	204.3

Stockholders’ equity:
Common stock, par value $0.01; 8,000,000 shares authorized and 1,222,695 shares outstanding, actual; shares outstanding, as adjusted	—
Additional paid-in capital	98.8
Accumulated deficit	(5.2)
Accumulated other comprehensive loss	(0.7)

Total stockholders’ equity	92.9

Total capitalization	$487.3	$

(1)	The balance sheet data as of June 28, 2015 is presented on an as adjusted basis to give effect to the Refinancing and Special Cash Dividend of $ . The increase in total debt of $ as a result of the Refinancing would have resulted in an increase to interest expense of $ and $ for the period ended June 28, 2015 and the year ended December 28, 2014, respectively.
(2)	The balance sheet data as of June 28, 2015 is presented on a pro forma as adjusted basis to give effect to the Refinancing, Special Cash Dividend, conversion of the Preferred Stock into shares of our common stock and the sale by us of shares of our common stock in this offering at an assumed initial public offering price of $ per share. A $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease the net proceeds from this offering by $ million, assuming the number of shares offered by us remains the same. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease the net proceeds to us by $ million, assuming the initial public offering price of $ per share remains the same.

DILUTION

If you invest in our common stock in this offering, your ownership interest in us will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after this offering. Dilution results from the fact that the per share offering price of the common stock exceeds the book value per share attributable to the shares of common stock held by existing stockholders.

Our net tangible book value as of June 28, 2015 was $154.1 million. Net tangible book value per share before the offering has been determined by dividing net tangible book value (total book value of tangible assets less total liabilities) by the number of shares of common stock outstanding as of June 28, 2015, after giving effect to the conversion of all outstanding shares of Preferred Stock.

After giving effect to the sale of shares of our common stock sold by us in this offering at an assumed initial public offering price of $         per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of June 28, 2015 would have been $         million, or $         per share. This represents an immediate increase in net tangible book value per share of $         to the existing stockholders and an immediate and substantial dilution in net tangible book value per share of $         to new investors who purchase shares in this offering. The following table illustrates this per share dilution to new investors:

Per Share
Assumed initial public offering price per share		$
Net tangible book value per share as June 28, 2015	$
Increase in net tangible book value per share attributable to new investors in this offering	$

Adjusted net tangible book value per share after this offering		$

Dilution of net tangible book value per share to new investors		$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease total consideration paid by new investors and total consideration paid by all stockholders by $         million, assuming that the number of shares offered by us set forth on the front cover of this prospectus remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $         million, assuming the initial public offering price of $         per share remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of June 28, 2015, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering (amounts in thousands, except percentages and per share data):

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders (1)			%	$		%	$
New investors

Total		100%		$	100%		$

(1)	Does not give effect to the sale of shares by the selling stockholders in this offering.

The foregoing table does not reflect options outstanding under our stock incentive plans or equity incentive awards to be granted after this offering. As of June 28, 2015, there were              options outstanding with an average exercise price of $         per share.

To the extent that any of these stock options are exercised there may be further dilution to new investors. See “Executive Compensation” and Note 7 to our audited financial statements included in this prospectus.

After giving effect to the sale of shares by us and the selling stockholders in this offering, new investors will hold              shares, or     % of the total number of shares of common stock after this offering, and existing stockholders will hold     % of the total shares outstanding. If the underwriters exercise their option to purchase additional shares in full, the number of shares held by new investors will increase to             , or     % of the total number of shares of common stock after this offering, and the percentage of shares held by existing stockholders will decrease to     % of the total shares outstanding.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

SELECTED FINANCIAL DATA

The following tables set forth selected historical consolidated and combined financial data as of the dates and for the periods indicated. The selected historical financial data as of December 28, 2014 and December 29, 2013 and for each of the 2014 Fiscal Year, 2013 Successor Period, 2013 Predecessor Period and 2012 Fiscal Year have been derived from our audited consolidated and combined financial statements and related notes included in this prospectus. The selected historical financial data as of December 25, 2011 and December 26, 2010 and for the fiscal years ended December 25, 2011 and December 26, 2010 have been derived from our unaudited financial statements and related notes not included in this prospectus. The selected historical consolidated financial data as of June 28, 2015 and for the six months ended June 28, 2015 and June 29, 2014 have been derived from our unaudited condensed consolidated financial statements included in this prospectus. The selected historical consolidated financial data as of June 29, 2014 have been derived from our unaudited condensed consolidated financial statements not included in this prospectus.

In the opinion of our management, our unaudited condensed consolidated financial statements contain all adjustments, consisting of normal recurring accruals, necessary for a fair statement of our financial position, results of our operations and cash flows. Our historical financial data may not be indicative of our future performance. The selected historical financial and operating data are qualified in their entirety by, and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in this prospectus.

	Consolidated Successor Company				Combined Predecessor Company
	Six months ended		Year ended December 28, 2014	Period from December 23, 2013 through December 29, 2013 (1)	Period from December 31, 2012 through December 22, 2013	Year ended December 30, 2012	Year ended January 1, 2012	Year ended January 2, 2011
	June 28, 2015	June 29, 2014
	(in millions, except share and per share data)
Statement of operations data:
Net sales	$707.3	$600.9	$1,176.6	$5.3	$1,072.7	$1,062.0	$1,014.7	$1,002.4
Cost of good sold	501.2	439.4	865.5	4.1	783.0	744.6	710.2	704.2

Gross profit	206.1	161.5	311.1	1.2	289.7	317.4	304.5	298.2

Selling, general and administrative	164.4	132.3	269.0	14.1	235.6	281.4	283.5	305.8
Other income	1.5	1.3	3.1	—	3.6	5.0	4.9	4.9

Operating income (loss)	43.2	30.5	45.2	(12.9)	57.7	41.0	25.9	(2.7)

Interest and other non-operating (income) expenses	5.0	4.7	9.1	0.1	0.1	(9.1)	0.8	1.6

Net income (loss) before taxes	38.2	25.8	36.1	(13.0)	57.6	50.1	25.1	(4.3)

Income tax (benefit) expense	14.8	10.2	14.4	(3.5)	23.9	(21.0)	4.4	5.0

Net income (loss)	$23.4	$15.6	$21.7	$(9.5)	$33.7	$71.1	$20.7	$(9.3)

Net income (loss) attributable to Successor Company common stock/Predecessor Company equity interests (2)	$1.9	$1.6	$(4.0)	$(9.8)	$33.7	$64.9	$13.1	$(15.5)

Net income (loss) per common share:
Basic	$1.51	$1.32	$(3.36)	$(8.48)
Diluted	$1.51	$1.32	$(3.36)	$(8.48)
Weighted average number of common shares outstanding:
Basic (3)	1,220,898	1,170,246	1,189,363	1,160,000
Diluted	1,228,896	1,170,246	1,189,363	1,160,000

	Consolidated Successor Company				Combined Predecessor Company
	As of		As of December 28, 2014	As of December 29, 2013	As of December 22, 2013	As of December 30, 2012	As of January 1, 2012	As of January 2, 2011
	June 28, 2015	June 29, 2014
	(in millions)
Balance sheet data:
Total assets	$771.1	$608.3	$555.7	$544.4	$567.3	$541.3	$552.0	$542.5
Total debt (4)	190.1	110.2	121.7	154.8	—	—	4.8	9.6
Redeemable convertible preferred stock	204.3	181.6	192.6	174.0

(1)	The consolidated statement of operations data for the Successor Company is defined as the one week period from December 23, 2013 through December 29, 2013 and includes $9.8 million of non-recurring costs related to the CD&R Acquisition.
(2)	Net income (loss) attributable to common stockholders represents net income (loss) minus accumulated redeemable convertible preferred stock dividends, any beneficial conversion feature amortized in the period and any undistributed earnings allocated to the redeemable convertible preferred stock to arrive at net income (loss) attributable to common stockholders, as follows:

	Consolidated Successor Company				Combined Predecessor Company
	Six months ended		Year ended December 28, 2014	Period from December 23, 2013 through December 29, 2013	Period from December 31, 2012 through December 22, 2013	Year ended December 30, 2012	Year ended January 1, 2012	Year ended January 2, 2011
	June 28, 2015	June 29, 2014
	(in millions)
Net income (loss)	$23.4	$15.6	$21.7	$(9.5)	$33.7	$71.1	$20.7	$(9.3)
Less:
Net income attributable to non-controlling interest						6.2	7.6	6.2
Redeemable convertible preferred stock dividends	11.9	10.6	21.8	0.3
Redeemable convertible preferred stock beneficial conversion feature	6.6	1.1	3.9	—
Undistributed earnings allocated to redeemable convertible preferred stock	3.0	2.3	—	—

Net income (loss) attributable to Successor Company common stock/Predecessor Company equity interests	$1.9	$1.6	$(4.0)	$(9.8)	$33.7	$64.9	$13.1	$(15.5)

(3)	For the Predecessor Company periods presented prior to December 23, 2013, we were not operated as a standalone entity and were carved out from Deere upon the consummation of the CD&R Acquisition. The carved out entity consisted of two separate legal entities that are presented on a combined basis, each with a different and nominal capital structure. As the results would not be comparable, we do not present earnings per share for the predecessor periods during which we were operated as a component of Deere.
(4)	Total debt includes current and non-current portions of long-term debt offset by associated debt discount.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following information should be read in conjunction with “Summary Financial Data,” “Selected Financial Data” and our financial statements and related notes included in this prospectus. The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those factors discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Forward-Looking Statements.”

Overview

We are the largest and only national wholesale distributor of landscape supplies in the United States and have a growing presence in Canada. Our customers are primarily residential and commercial landscape professionals who specialize in the design, installation and maintenance of lawns, gardens, golf courses and other outdoor spaces. Through our expansive North American network of 460 branch locations in 44 states and five provinces, we offer a comprehensive selection of more than 90,000 SKUs, including fertilizer and control products (e.g., herbicides), irrigation supplies, landscape accessories, nursery goods, hardscapes (including pavers, natural stones and blocks) and outdoor lighting. We also provide complementary, value-added consultative services to support our product offering and to help our customers operate and grow their businesses.

We have a diverse base of more than 175,000 customers, and our top 10 customers accounted for approximately 6% of our 2014 Fiscal Year net sales, with no single customer accounting for more than 3% of net sales. Our typical customer is a private landscape contractor that operates in a single market. We source our products from more than 2,900 suppliers, including the major irrigation equipment manufacturers, turf and ornamental fertilizer/chemical companies and a variety of suppliers who specialize in nursery goods, outdoor lighting, hardscapes and other landscape products. Our strong supplier relationships support our ability to provide a broad selection of products at attractive prices. We also develop and sell products under our proprietary and market-leading brands LESCO and Green Tech, which together accounted for approximately 26% of our 2014 Fiscal Year net sales. We believe these highly recognized brands attract customers to our branches and create incremental sales opportunities for other products.

We hired Doug Black as our Chief Executive Officer in April 2014. Since joining SiteOne, Mr. Black has strengthened the capabilities of our executive leadership team by bringing in highly qualified senior managers with functional expertise in strategy development, mergers and acquisitions, talent management, marketing, category management, supply chain management, national sales and information technology. Under Mr. Black’s leadership, we have established a focused business strategy to further develop and attract industry-leading talent, deliver more value to customers, generate superior financial performance, drive organic growth, execute on attractive acquisitions and increase working capital efficiency. We are also undertaking a variety of initiatives targeting pricing, category management, sales force performance and supply chain management. At the local level, we have increased our focus on gaining market share by adding capabilities to our 46 geographical areas and 460 branches and by empowering area managers and their teams to develop local strategies. These initiatives are in the early stages of implementation, and we believe they will continue to enhance our growth and profitability.

CD&R Acquisition

SiteOne Landscape Supply, Inc. (collectively with all its subsidiaries referred to in this prospectus as “SiteOne,” the “Company,” “we,” “us” and “our” and individually as “Holdings”) indirectly owns 100% of the membership interest in JDA Holding LLC (to be renamed SiteOne Holding LLC and referred to in this prospectus as “Landscape Holding”). Landscape Holding is the parent and sole owner of John Deere Landscapes

LLC (to be renamed SiteOne Landscape Supply LLC and referred to in this prospectus as “Landscape”). Prior to the CD&R Acquisition described below, Deere & Company (“Deere”) was the sole owner of Landscape Holding.

On December 23, 2013 (the “Closing Date”), a wholly owned subsidiary of Holdings acquired 100% of the ownership interest in Landscape Holding from Deere in exchange for common shares of Holdings representing 40% of Holdings’ then outstanding capital stock (assuming conversion of the Preferred Stock) plus cash consideration of approximately $314 million, net of pre-closing and post-closing adjustments. Holdings also issued 174,000 shares of Preferred Stock to the CD&R Investor, representing 60% of the then outstanding capital stock of Holdings (on an as-converted basis). As part of the transaction, Landscape Holding also acquired from Deere the affiliated company LESCO, Inc. (“LESCO”). We refer to the transactions described in this paragraph as the “CD&R Acquisition.”

Presentation

Our financial statements included in this prospectus have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). We use a 52/53 week fiscal year with the fiscal year ending on the Sunday nearest to December 31 in each year. For the purpose of discussing our financial results, we refer to ourselves as the “Successor Company” in the periods following the CD&R Acquisition, and the “Predecessor Company” during the periods preceding the CD&R Acquisition.

This discussion of our financial condition is presented for the six-month interim periods ended June 28, 2015 and June 29, 2014, as well as for the fiscal year ended December 28, 2014 (the “2014 Fiscal Year” which includes 52 weeks), the Predecessor Company period from December 31, 2012 through December 22, 2013 (the “2013 Predecessor Period” which includes 51 weeks), the Successor Company period from December 23, 2013 through December 29, 2013 (the “2013 Successor Period”) and the Predecessor Company fiscal year ended December 30, 2012 (the “2012 Fiscal Year” which includes 52 weeks).

The consolidated statement of operations for the 2013 Successor Period reflects:

•	our results of operations for the one week period from December 23, 2013 (the Closing Date) through December 29, 2013, and

•	merger and advisory costs of $9.8 million related to the CD&R Acquisition that were incurred prior to the Closing Date.

We manage our business as a single reportable segment. Within our organizational framework, the same operational resources support multiple geographic regions and performance is evaluated at a consolidated level. We also evaluate performance based on discrete financial information on a regional basis. Since all of our regions have similar operations and share similar economic characteristics, we aggregate regions into a single operating and reportable segment. These similarities include (1) long-term financial performance, (2) the nature of products and services, (3) the types of customers we sell to and (4) the distribution methods used.

Key Business and Performance Metrics

We focus on a variety of indicators and key operating and financial metrics to monitor the financial condition and performance of our business. These metrics include:

Net sales. We generate net sales primarily through the sale of landscape supplies, including irrigation systems, fertilizer & control products, landscape accessories, nursery goods, hardscapes and outdoor lighting to our customers who are primarily landscape contractors serving the residential and commercial construction sectors. Our net sales include billings for freight and handling charges, and commissions on the sale of control products that we sell as an agent. Net sales are presented net of any discounts, returns, customer rebates, and sales or other revenue-based tax.

Organic sales. In managing our business, we consider all growth, including the opening of new greenfield branches, to be organic growth unless it results from an acquisition. When we refer to organic growth, we include increases in growth from newly opened greenfield branches and decreases in growth from closing existing branches but exclude increases in growth from acquired branches until they have been under our ownership for at least four full fiscal quarters at the start of the fiscal reporting period. We believe organic growth is a useful measure of our growth as we may choose to open or close stores in any given market depending upon the needs of our customers or our strategic growth opportunities.

Cost of goods sold. Our cost of goods sold includes all inventory costs, such as purchase price paid to suppliers, net of any rebates received, as well as inbound freight and handling, and other costs associated with the inventory, including direct and indirect labor costs. Our cost of goods sold excludes the cost to deliver the products to our customers through our stores (which is included in net sales). Cost of goods sold is recognized using the first-in first-out method of accounting for the inventory sold.

Gross profit and gross margin. We believe that gross profit and gross margin are useful for evaluating our operating performance. We define gross profit as net sales less cost of goods sold, exclusive of depreciation. We define gross margin as gross profit divided by net sales.

Selling, general and administrative expenses (operating expenses). Our operating expenses are primarily comprised of selling, general and administrative costs, which include personnel expenses (salaries, wages, employee benefits, payroll taxes, stock compensation and bonuses), rent, fuel, vehicle maintenance costs, insurance, utilities, repair and maintenance and professional fees. Operating expenses also include depreciation and amortization.

Adjusted EBITDA. In addition to the metrics discussed above, we believe that Adjusted EBITDA is useful for evaluating our operating performance and efficiency of our business. EBITDA represents our net income (loss) plus the sum of interest expense, net of interest income excluding amortization of debt discount, income tax expense (benefit), depreciation, and amortization. Adjusted EBITDA represents EBITDA as further adjusted for items that are permitted under the covenants of our Existing Credit Facilities, such as stock-based compensation expense, related party management fees, loss (gain) on sale of assets, other non-cash items, other non-recurring (income) and loss, and the pre-acquisition EBITDA of companies acquired during the period. See “—Results of Operations—Quarterly Results of Operations Data” for more information about how we calculate EBITDA and Adjusted EBITDA and the limitations of those metrics.

Key Factors Affecting Our Operating Results

In addition to the metrics described above, a number of other important factors may affect our results of operations in any given period.

Weather Conditions and Seasonality

In a typical year, our operating results are impacted by seasonality. Typically, our net sales and net income have been higher in the second and third quarters of each fiscal year due to favorable weather and longer daylight conditions during these quarters. Our net sales have been significantly lower in the first and fourth quarters due to lower landscaping, irrigation and turf maintenance activities in these quarters, and we have typically incurred net losses in these quarters. Seasonal variations in operating results may also be significantly impacted by inclement weather conditions, such as snow or rain, which not only impact the demand for certain products like fertilizer and ice melt but also can delay construction projects where our products are used.

Industry and Key Economic Conditions

Our business depends on demand from customers for landscape products and services. The landscape supply industry includes a significant amount of landscape products, such as irrigation systems, outdoor lighting, lawn care supplies, nursery goods and landscape accessories, for use in the construction of newly built homes, commercial buildings and recreational spaces. The landscape distribution industry has historically grown in line with rates of growth in residential housing and commercial building. The industry is also affected by trends in home prices, home sales and consumer spending. As general economic conditions improve or deteriorate, consumption of these products and services tends also to fluctuate. The landscape distribution industry also includes a significant amount of landscape products like fertilizer, herbicides and ice melt for use in maintaining existing landscapes or facilities. The use of these products is also tied to general economic activity, but levels of sales are not as closely correlated to construction markets.

Popular Consumer Trends

Preferences in housing, lifestyle and environmental awareness can also impact the overall level of demand and mix for the products we offer. Examples of current trends we believe are important to our business include a heightened interest in professional landscape services inspired by the popularity of home and garden television shows and magazines; the increasingly popular concept of “outdoor living,” which has been a key driver of sales growth for our hardscapes and outdoor lighting products; and the social focus on eco-friendly products that promote water conservation, energy efficiency and the adoption of “green” standards.

Acquisitions

In addition to our organic growth we continue to grow our business through acquisitions in an effort to better service our existing customers and to attract new customers. These acquisitions have allowed us to further broaden our product lines and extend our geographic reach and leadership positions in local markets. In accordance with GAAP, the results of the acquisitions we have completed are reflected in our financial statements from the date of acquisition forward. We incur transaction costs in connection with identifying and completing acquisitions and ongoing integration costs as we integrate acquired companies and seek to achieve synergies at acquired companies. In total, we have invested over $120 million in eight acquisitions since 2013 with the largest investment being $58 million for the acquisition of Shemin Nurseries. The following is a summary of these acquisitions:

•	On August 31, 2015, we acquired the assets of Tieco, Inc., which include six branch locations serving Alabama and Florida with irrigation, lighting, pump and well products. The acquisition creates a leading position for SiteOne in Alabama and the Florida panhandle irrigation markets.

•	On August 5, 2015, we acquired all of the outstanding stock of Green Resource, LLC, which includes five branch locations serving North and South Carolina with chemicals, seed, fertilizer and erosion control products. The acquisition creates a leading position for SiteOne in North and South Carolina across all of our product lines.

•	On May 8, 2015, we acquired all of the outstanding stock of AMC Industries, Inc., which includes nine branch locations serving Texas and Oklahoma with irrigation products and domestic water systems. The acquisition creates a leading position for SiteOne in the South Texas and Oklahoma irrigation markets.

•	On February 27, 2015, we acquired all of the outstanding stock of CLP SN Holdings, Inc., parent of Shemin Nurseries, which includes 30 branch locations supplying primarily nursery goods in 18 major metropolitan markets across 14 states of the Eastern region of the United states and Texas. The acquisition gives SiteOne a leading position in the distribution of nursery products in the Northeast, Southeast, Midwest and Texas regions.

•	On October 1, 2014, we acquired the assets of Boston Irrigation Supply Company, Inc., which includes five branch locations serving the Northeast with irrigation, outdoor lighting and pump systems. The acquisition strengthens our leadership positions in the states of Massachusetts, Connecticut, New Hampshire and New York.

•	On September 23, 2014, we acquired the assets of Stockyard Horticultural Supply, Inc., which consists of one branch location in Arlington, Tennessee. The acquisition gives SiteOne a leading position for nursery products in the Memphis metropolitan market.

•	On July 28, 2014, we acquired the assets of Diamond Head Sprinkler Supply, Inc., which includes three branch locations serving the state of Hawaii with Irrigation and outdoor lighting products. The acquisition creates a leading position for SiteOne in the Hawaii irrigation market.

•	On April 14, 2014, we acquired the assets of Eljay Irrigation, Ltd., which includes nine branch locations serving four provinces of Western Canada with irrigation, landscape lighting and landscape accessories. The acquisition provides us with a leading irrigation platform in Western Canada.

We expect the execution of synergistic acquisitions to continue to be an integral part of our growth strategy, and we intend to continue expanding our product line, geographic reach, market share and operational capabilities through future acquisitions.

Volume-Based Pricing

We generally procure our products through purchase orders rather than under long-term contracts with firm commitments. We work to develop strong relationships with a select group of suppliers that we target based on a number of factors, including brand and market recognition, price, quality, product support, service levels, delivery terms and their strategic positioning. We generally have annual supplier agreements, and while they generally do not provide for specific product pricing, many include volume-based financial incentives that we earn by meeting or exceeding target purchase volumes. Our ability to earn these volume-based incentives is an important factor in our financial results. In limited cases, we have entered into supply contracts with terms that exceed one year for the manufacture of our LESCO branded fertilizer and some nursery stock and grass seed, which may require us to purchase products in the future.

Strategic Initiatives

We have undertaken significant operational initiatives, utilizing our scale to improve our profitability, enhance supply chain efficiency, strengthen our pricing and category management capabilities, streamline and refine our marketing process and invest in more sophisticated information technology systems and data analytics. We are increasingly focusing on our procurement and supply management initiatives to reduce sourcing costs. We are also implementing new inventory planning and stocking systems and evaluating ways to further improve the freight and logistics processes in an effort to reduce costs as well as improve our reliability and level of service. In addition, we work closely with our local branches to improve sales, delivery and branch productivity. We believe we will continue to benefit from the following initiatives, among others:

•	Supply chain initiatives, including the implementation of new inventory planning and stocking systems, are targeted for rollout throughout 2016.

•	Pricing initiatives, including the introduction of a centralized pricing strategy and the implementation of a discounting strategy, are targeted for rollout beginning in the fourth quarter of 2015 and are expected to continue through the first quarter of 2017.

•	Category management initiatives, including the development of a private label strategy and reorganization of brands and product lines by preferred suppliers, are targeted for rollout from the first quarter of 2016 through the first quarter of 2017.

•	Marketing initiatives, including the SiteOne brand launch, relaunch of the Partners Program Customer Loyalty Program and implementation of a digital marketing strategy, are targeted for rollout beginning in the fourth quarter of 2015 and are expected to continue through the fourth quarter of 2017.

•	Sales performance initiatives, including the development and implementation of compensation and incentive plans and comprehensive salesforce and management training, are targeted for rollout beginning the fourth quarter of 2015 and are expected to continue through the third quarter of 2016.

Working Capital

In addition to affecting our net sales, fluctuations in prices of supplies tend to result in changes in our reported inventories, trade receivables and trade payables, even when our sales volumes and our rate of turnover of these working capital items remain relatively constant. Our business is characterized by a relatively high level of reported working capital, the effects of which can be compounded by changes in prices. Our working capital needs are exposed to these price fluctuations, as well as to fluctuations in our cost for transportation and distribution. We might not always be able to reflect increases in our costs in our own pricing. The strategic initiatives described above are designed to reduce our exposure to these fluctuations and maintain and improve our efficiency.

Results of Operations

In the following discussion of our results of operation, we make comparisons between the six-month interim periods ended June 28, 2015 and June 29, 2014 as well as among the 2014 Fiscal Year, the 2013 Predecessor Period as supplemented by the 2013 Successor Period and the 2012 Fiscal Year. As previously discussed in the “Presentation” section above, the 2013 Successor Period reflects: (1) our results of operations for the one week period from December 23, 2013 (the Closing Date of the CD&R Acquisition) through December 29, 2013 and (2) merger and advisory costs of $9.8 million related to the CD&R Acquisition that were incurred prior to the Closing Date.

Comparison of the Six Months Ended June 28, 2015 to the Six Months Ended June 29, 2014

Consolidated Statements of Operations

	Consolidated Successor Company Six months ended
	June 28, 2015		June 29, 2014
	(in millions)
	(unaudited)
Net sales	$707.3	100.0%	$600.9	100.0%
Cost of goods sold	501.2	70.9%	439.4	73.1%

Gross profit	206.1	29.1%	161.5	26.9%

Selling, general and administrative expenses	164.4	23.2%	132.3	22.0%
Other income	1.5	0.2%	1.3	0.2%

Operating income (loss)	43.2	6.1%	30.5	5.1%

Interest and other non-operating (income) expenses	5.0	0.7%	4.7	0.8%

Income tax (benefit) expense	14.8	2.1%	10.2	1.7%

Net income (loss)	$23.4	3.3%	$15.6	2.6%

Net sales

Net sales for the six months ended June 28, 2015 increased 18% to $707 million, with organic sales increases contributing 5% and acquisitions contributing 13%. Organic sales growth was driven primarily by growth of approximately 9% for the combined irrigation, outdoor lighting, landscape accessories and hardscape products, which benefitted from an increase in residential and commercial construction. Net sales for fertilizer and other maintenance product categories were flat, reflecting modest market growth and poor weather, as the late wet spring negatively impacted sales for grass seed and fertilizer but positively impacted sales for control products. Our 2014 and 2015 acquisitions contributed $82 million in net sales for the six months ended June 28, 2015 versus $4 million for the six months ended June 29, 2014.

Cost of goods sold

Cost of goods sold for the six months ended June 28, 2015 increased 14% to $501 million, from $439 million for the six months ended June 29, 2014. The increase in cost of goods sold was primarily driven by the increased net sales growth. We also benefitted from lower inbound freight costs attributable to supply chain improvement and lower fuel costs.

Gross profit and gross margin

Gross profit for the six months ended June 28, 2015 increased 28% to $206 million from $162 million for the six months ended June 29, 2014. Gross profit growth was driven by the increase in net sales and margin expansion resulting from our focus on operational improvements in pricing and category management. Gross margin increased 226 basis points to 29.1% for the six months ended June 28, 2015 as compared to 26.9% for the six months ended June 29, 2014. Operational improvements contributed approximately 130 basis points of the improvement in gross margin. Gross margin also benefitted from improved product mix (approximately 50 basis points), primarily attributable to acquisitions and reduced freight costs (approximately 40 basis points), primarily attributable to the lower price of fuel. Our 2014 and 2015 acquisitions contributed positively to our gross margins due to their favorable product mix, synergies of integration and the high quality of the acquired companies.

Selling, general and administrative expenses (operating expenses)

Operating expenses for the six months ended June 28, 2015 increased 24% to $164 million from $132 million for the six months ended June 29, 2014. The increase in operating expenses was primarily driven by the acquisitions made in 2014 and 2015 as well as investments made in personnel and information technology to support our net sales growth and strategic initiatives. Operating expenses expressed as a percentage of net sales were 23.2% for the six months ended June 28, 2015 as compared to 22.0% for the six months ended June 29, 2014. The depreciation and amortization component of our operating expenses increased $4.4 million to $14.2 million for the six months ended June 28, 2015, primarily as a result of our acquisitions in 2014 and 2015.

Interest expense and other non-operating income/expense

Interest expense and other non-operating income/expense increased $0.3 million or 6.4% to $5.0 million, for the six months ended June 28, 2015 as compared to the six months ending June 29, 2014. Interest expense was the primary driver, increasing from $0.4 million to $5.1 million for the period ending June 28, 2015 due to higher average outstanding borrowings to finance recent acquisitions.

Income tax (benefit) expense

Income tax expense increased by $4.6 million for the six months ended June 28, 2015 as compared to the same period in 2014. Our effective tax rate for the six months ended June 28, 2015 was 38.7% as compared to an effective tax rate of 39.5% for the six months ended June 29, 2014. The decrease in the effective tax rate was due to a decrease in nondeductible items from June 29, 2014 to June 28, 2015.

Statements of Operations

	Consolidated Successor Company		Combined Predecessor Company
	Year ended December 28, 2014	Period from December 23, 2013 through December 29, 2013	Period from December 31, 2012 through December 22, 2013	Year ended December 30, 2012
	(in millions)
Net sales	$1,176.6	$5.3	$1,072.7	$1,062.0
Cost of goods sold	865.5	4.1	783.0	744.6

Gross profit	311.1	1.2	289.7	317.4

Selling, general and administrative expenses	269.0	14.1	235.6	281.4
Other income	3.1	—	3.6	5.0

Operating income (loss)	45.2	(12.9)	57.7	41.0

Interest and other non-operating (income) expenses	9.1	0.1	0.1	(9.1)
Income tax (benefit) expense	14.4	(3.5)	23.9	(21.0)

Net income (loss)	$21.7	$(9.5)	$33.7	$71.1

Net sales	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	73.6%	77.4%	73.0%	70.1%

Gross profit	26.4%	22.6%	27.0%	29.9%

Selling, general and administrative expenses	22.9%	266.0%	22.0%	26.5%
Other income	0.3%	0.0%	0.3%	0.5%

Operating income (loss)	3.8%	(243.4)%	5.3%	3.9%

Interest and other non-operating (income) expenses	0.8%	1.9%	0.0%	(0.9)%
Income tax (benefit) expense	1.2%	(66.0)%	2.2%	(1.9)%

Net income (loss)	1.8%	(179.3)%	3.1%	6.7%

Comparison of the 2014 Fiscal Year to the 2013 Successor Period and 2013 Predecessor Period

The discussion below addresses the 2014 Fiscal Year and the 2013 Predecessor Period as supplemented by the 2013 Successor Period. We include the 2013 Successor Period in the comparison discussion, although that period may not be meaningful because it consists of our results of operations for only a one-week period. Further, that period may not be comparable to our recurring operations as it includes $9.8 million of non-recurring costs related to the CD&R Acquisition.

Net sales

Net sales for the 2014 Fiscal Year increased 9% to $1,177 million as compared to $1,073 million for the 2013 Predecessor Period and $5 million for the 2013 Successor Period. Organic sales grew 8%, primarily driven by 11% growth in the irrigation, nursery, landscape accessories and outdoor lighting product categories, which benefitted not only from increases in commercial and residential construction but also, in the case of outdoor lighting and hardscapes, from increased consumer demand for those products. Net sales for maintenance products increased 4%, driven by market growth and increased demand for ice melt products resulting from winter storms. Acquisitions contributed an additional $15 million to net sales growth.

Cost of goods sold

Cost of goods sold for the 2014 Fiscal Year increased 10.5% to $866 million as compared to $783 million for the 2013 Predecessor Period and $4 million for the 2013 Successor Period. Cost of goods sold associated with organic growth was the primary driver of the increase. Cost of goods sold was negatively impacted primarily by higher supply chain costs and lower supplier incentives related to sales.

Gross profit and gross margin

Gross profit for the 2014 Fiscal Year increased 7% to $311 million as compared to $290 million for the 2013 Predecessor Period and $1 million for the 2013 Successor Period. Gross profit increased primarily because of the increased sales volume. Gross margin decreased 55 basis points to 26.4%, primarily attributable to the higher supply chain costs (approximately 50 basis points) resulting from increased volume through external distribution centers and increased inbound freight. Acquisitions contributed positively to gross profits for the 2014 Fiscal Year.

Selling, general and administrative expenses (operating expenses)

Operating expenses increased $19 million, or 7.7%, to $269 million during the 2014 Fiscal Year as compared to $236 million for the 2013 Predecessor Period and $14 million for the 2013 Successor Period, which included $9.8 million of non-recurring costs related to the CD&R Acquisition. Further, depreciation and amortization resulting from the CD&R Acquisition accounted for $9.9 million of the $19 million increase in operating expenses. Another component of our operating expenses, personnel and administrative expenses, also increased due to higher sales volume and costs associated with becoming a stand-alone company. Operating expenses expressed as a percentage of net sales were 22.9% for the 2014 Fiscal Year as compared to 22.0% for the 2013 Predecessor Period (we do not believe this metric is meaningful for the 2013 Successor Period due to the non-recurring costs related to the CD&R Acquisition in that period). Operating expenses adjusted for the increase in depreciation and amortization expressed as a percentage of net sales were 22.0% for the 2014 Fiscal Year.

Interest expense and other non-operating income/expense

Interest expense and other non-operating income/expense was $9.1 million during the 2014 Fiscal Year as compared to $0.1 million for the 2013 Predecessor Period and $0.2 million for the 2013 Successor Period. Interest expense increased to $9.1 million as compared to $0.5 million and $0.1 million in the 2013 Predecessor Period and 2013 Successor Periods, respectively. The increase was due to the increase in average outstanding borrowings as a result of new debt financing incurred in connection with the CD&R Acquisition.

Income tax (benefit) expense

Income tax expense was $14.4 million during the 2014 Fiscal Year as compared to income tax expense of $23.9 million for the 2013 Predecessor Period and an income tax benefit of $(3.5) million for the 2013 Successor Period. The effective tax rate was 39.9% during the 2014 Fiscal Year as compared to 41.5% for the 2013 Predecessor Period and 26.9% during the 2013 Successor Period. The effective tax rate during the 2014 Fiscal Year was impacted primarily by the effects of state income taxes, while the 2013 Successor Period was impacted primarily by nondeductible items. The effective tax rate for the 2013 Predecessor Period was impacted primarily by the effects of state income taxes and an increase to a valuation allowance related to a federal foreign tax credit.

Comparison of the 2013 Successor Period and the 2013 Predecessor Period to the 2012 Fiscal Year

We include the 2013 Successor Period in the comparison discussion below, although it may not be meaningful because it consists of our results of operations for only a one week period. Further, that period may not be comparable to our recurring operations as it includes $9.8 million of non-recurring costs related to the CD&R Acquisition.

We consolidated the results of operations of a supplier, a variable interest entity (“VIE”), for a portion of the 2012 Fiscal Year. We had a cost-sharing supply contract with the VIE that was terminated on December 18, 2012. After the contract termination, we deconsolidated the VIE because we no longer had a variable interest in the entity. Also, we removed intercompany profit on inventory purchased from VIE of approximately $9.4 million from the consolidated inventory balance at deconsolidation and included it as a gain in interest and other non-operating income in the consolidated statements of operations for the combined Predecessor Company for the year ended December 30, 2012. The Predecessor Company’s combined financial statements for the year ended December 30, 2012 include the VIE’s results of operations (with a corresponding 100% non-controlling interest).

Net sales

Net sales for the 2013 Predecessor Period of $1,073 million and for the 2013 Successor Period of $5 million increased 1.5% compared to $1,062 million in the 2012 Fiscal Year. Organic sales growth, which excludes $35 million in VIE sales, was 5% overall. Organic sales growth was driven by 6% growth in construction related product categories such as outdoor lighting and landscape accessories resulting from the recovery in the economy. In addition, net sales of maintenance products grew 3%, primarily due to strong demand for grass seed, ice melt products and lawn care equipment. There were no acquisitions during these periods.

Cost of goods sold

Cost of goods sold for the 2013 Predecessor Period of $783 million and for the 2013 Successor Period of $4 million increased 5.7% compared to $745 million in the 2012 Fiscal Year. The cost of goods sold increase attributable to deconsolidation of the VIE was 3.2%, with the balance of the increase attributable to organic sales growth. We benefitted from lower cost of goods sold due to cost reductions resulting from new supply contracts and lower distribution costs for maintenance products, primarily attributable to the end of the company supply contract with the VIE.

Gross profit and gross margin

Gross profit for the 2013 Predecessor Period of $290 million and the 2013 Successor Period of $1 million decreased 8.3% from $317 million for the 2012 Fiscal Year. The decrease reflects a $58 million reduction attributable to the deconsolidation of the VIE. Excluding the VIE deconsolidation, gross profit increased 12.1%. This increase reflects the increased sales volume and margin expansion resulting from the new maintenance product supply chain. Gross margin for 2013 Predecessor Period was 27.0% as compared to 29.9% in the 2012 Fiscal Year, the 2012 Fiscal Year gross profit margins are high because of the consolidation of the VIE. Gross margin excluding the VIE was 25.3%.

Selling, general and administrative expenses (operating expenses)

Operating expenses for 2013 Predecessor Period of $236 million and 2013 Successor Period of $14 million decreased 11% from $281 million for the 2012 Fiscal Year. The decrease reflects a $49.2 million reduction attributable to the deconsolidation of the VIE. In addition, the 2013 Successor Period included $9.8 million of non-recurring costs related to the CDR Acquisition. Excluding the impact of the VIE and the transaction expenses, operating expenses increased $7.7 million, or 3.3%. This increase was attributable to higher IT costs to support growth and increased administration costs, partially attributable to our carve out from Deere.

Interest expense and other non-operating income/expense

Interest expense and other non-operating income/expense was $0.1 million for the 2013 Predecessor Period and $0.1 million for the 2013 Successor Period as compared to income of $(9.1) million during the 2012 Fiscal Year. In the 2012 Fiscal Year, we benefited from a one-time non-cash gain of $9.4 million in other non-operating income related to the deconsolidation of the VIE. We incurred interest expense of $0.5 million and $0.2 million in the 2013 Predecessor Period and 2013 Successor Periods, respectively, compared to $0.4 million in the 2012 Fiscal Year.

Income tax (benefit) expense

Income tax expense was $23.9 million for the 2013 Predecessor Period and income tax benefit was $(3.5) million for the 2013 Successor Period as compared to an income tax benefit of $(21.0) million for the 2012 Fiscal Year. The $(21.0) million income tax benefit in the 2012 Fiscal Year included the release of a $(41.2) million valuation allowance related to deferred tax assets, primarily net operating losses. We released this valuation allowance after determining that it was more likely than not that we would be able to utilize these deferred tax assets due to the generation of sufficient taxable income by the Predecessor Company under the separate return method.

Our effective tax rate was 41.5% for the 2013 Predecessor Period and 26.9% during the 2013 Successor Period as compared to (41.9)% during the 2012 Fiscal Year. The effective tax rate for the 2013 Predecessor Period was impacted primarily by the effects of state income taxes and an increase to a valuation allowance related to a federal foreign tax credit as compared to the effective tax rate for the 2012 Fiscal Year, which was impacted primarily by the release of federal and state valuation allowances.

Quarterly Results of Operations Data

The following tables set forth our net sales, cost of goods sold (exclusive of depreciation), gross profit, selling, general and administrative expenses and Adjusted EBITDA data (including a reconciliation of Adjusted EBITDA to net income (loss)) for each of the most recent six fiscal quarters. We have prepared the quarterly data on a basis that is consistent with the financial statements included in this prospectus. In the opinion of management, the financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of these data. This information is not a complete set of financial statements and should be read in conjunction with our financial statements and related notes included in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	Three months ended
	June 28, 2015	March 29, 2015	December 28, 2014	September 28, 2014	June 29, 2014	March 30, 2014
	(in millions)
	(unaudited)
Net sales	$481.5	$225.8	$249.5	$326.2	$388.5	$212.4
Cost of goods sold	334.0	167.2	184.0	242.1	279.6	159.8

Gross profit	147.5	58.6	65.5	84.1	108.9	52.6

Selling, general and administrative expenses	91.3	73.1	68.8	67.9	71.1	61.2
Other income	0.7	0.8	1.1	0.7	0.6	0.7

Operating income (loss)	56.9	(13.7)	(2.2)	16.9	38.4	(7.9)

Interest and other non-operating (income) expenses	2.6	2.4	2.2	2.2	2.3	2.4
Income tax (benefit) expense	21.1	(6.3)	(1.8)	6.0	14.2	(4.0)

Net income (loss)	$33.2	$(9.8)	$(2.6)	$8.7	$21.9	$(6.3)

Adjusted EBITDA (1)	$68.5	$(7.1)	$9.4	$27.1	$57.6	$(5.8)

Net sales as a percentage of annual net sales			21.2%	27.7%	33.0%	18.1%
Gross profit as a percentage of annual gross profit			21.1%	27.0%	35.0%	16.9%
Adjusted EBITDA as a percentage of annual Adjusted EBITDA			10.7%	30.7%	65.2%	(6.6)%

(1)	In addition to our net income (loss) determined in accordance with GAAP, we present Adjusted EBITDA in this prospectus to evaluate the operating performance and efficiency of the Company’s business. Adjusted EBITDA represents EBITDA as further adjusted for items permitted under the covenants of our Existing Credit Facilities. EBITDA represents our net income (loss) plus the sum of interest expense, net of interest income and excluding amortization of debt discount, income tax expense (benefit), depreciation, and amortization. Adjusted EBITDA is further adjusted for stock-based compensation expense, related party advisory fees, loss (gain) on sale of assets, other non-cash items, other non-recurring (income) and loss and the pre-acquisition Adjusted EBITDA of certain acquired companies. We believe that Adjusted EBITDA is an important supplemental measure of operating performance because:

•	Adjusted EBITDA is used to test compliance with certain covenants under our Existing Credit Facilities and will be used to test compliance under the Amended Credit Facilities;

•	we believe Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an Adjusted EBITDA measure when reporting their results.

•	we believe Adjusted EBITDA is helpful in highlighting operating trends, because it excludes the results of decisions that are outside the control of operating management and that can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate, age and book depreciation of facilities and capital investments.

•	we consider (gains) losses on the acquisition, disposal and impairment of assets as resulting from investing decisions rather than ongoing operations; and

•	other significant non-recurring items, while periodically affecting our results, may vary significantly from period to period and have a disproportionate effect in a given period, which affects comparability of our results.

Adjusted EBITDA is not a measure of our liquidity or financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP, or as an alternative to cash flow from operating activities as a measure of our liquidity. The Adjusted EBITDA instead of net income has limitations as an analytical tool. For example, these measures:

•	do not reflect changes in, or cash requirements for, our working capital needs;

•	do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	do not reflect our tax expense or the cash requirements to pay our taxes;

•	do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and do not reflect any cash requirements for such replacements.

Management compensates for these limitations by relying primarily on our GAAP results and by using Adjusted EBITDA only as a supplement to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Because not all companies use identical calculations, our presentation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies limiting their usefulness as a comparative measure. The following table presents a reconciliation of Adjusted EBITDA to net income (loss):

	Three months ended
	June 28, 2015	March 29, 2015	December 28, 2014	September 28, 2014	June 29, 2014	March 30, 2014
	(in millions)
	(unaudited)
Reported net income (loss)	$33.2	$(9.8)	$(2.6)	$8.7	$21.9	$(6.3)
Income tax (benefit) expense	21.1	(6.3)	(1.8)	6.0	14.2	(4.0)
Interest expense, net	1.9	1.6	1.4	1.5	1.5	1.7
Depreciation & amortization	7.8	6.4	5.6	4.9	5.5	4.3

EBITDA	64.0	(8.1)	2.6	21.1	43.1	(4.3)

Non-cash stock-based compensation (a)	0.8	0.7	0.6	0.5	1.0	—
Non-cash amortization of financing costs (b)	0.8	0.8	0.7	0.7	0.8	0.8
(Gain) loss on sale of assets (c)	0.2	—	—	0.2	0.3	0.1
Other adjustments (d)	0.3	0.4	2.7	0.7	0.2	—
Advisory fees (e)	0.5	0.5	0.5	0.5	0.5	0.5

Subtotal	66.6	(5.7)	7.1	23.7	45.9	(2.9)

Acquired EBITDA (f)	1.9	(1.4)	2.3	3.4	11.7	(2.9)

Adjusted EBITDA	$68.5	$(7.1)	$9.4	$27.1	$57.6	$(5.8)

(a)	Represents non-cash stock-based compensation expense recorded during the period.
(b)	Represents the amortization of the financing costs related to the Existing Credit Facilities.
(c)	Represents any gain or loss associated with the sale or write-down of assets not in the ordinary course of business.
(d)	Represents (i) professional fees related to historical acquisitions, (ii) severance payments and (iii) consulting and professional fees. Although we have incurred professional fees related to acquisitions in several historical periods and expect to incur such fees for any future acquisitions, we cannot predict the timing or amount of any such fees.
(e)	Represents fees paid to CD&R and Deere for consulting services. In connection with this offering, we expect to enter into termination agreement with CD&R and Deere pursuant to which the parties will agree to terminate the related consulting agreements. See “Certain Relationships and Related Party Transactions—Consulting Agreements.”
(f)	Represents the historical Adjusted EBITDA for the pre-acquisition periods during the 2014 and 2015 calendar years related to our four acquisitions that closed during fiscal year 2015: Shemin, AMC, Green Resource and Tieco. Does not include the historical Adjusted EBITDA for (i) Shemin, AMC, Green Resource and Tieco during periods prior to the 2014 calendar year or (ii) our four acquisitions that closed during the 2014 Fiscal Year, which were relatively minor. Our eight acquisitions had a combined purchase price of over $120 million.

Liquidity and Capital Resources

Our ongoing liquidity needs are expected to be funded by cash on hand, net cash provided by operating activities and, as required, borrowings under the Amended ABL Facility. We expect that cash provided from operations and available capacity under the Amended ABL Facility will provide sufficient funds to operate our business, make expected capital expenditures and meet our liquidity requirements for the following 12 months, including payment of interest and principal on our debt. Our borrowing base capacity under the Existing ABL Facility was approximately $107 million as of June 28, 2015 after giving effect to approximately $141 million of revolving credit loans under the Existing ABL Facility.

As of June 28, 2015, we had cash and cash equivalents of $22.1 million, an $11.5 million increase from $10.6 million as of December 28, 2014.

Working capital, excluding cash and cash equivalents, was $309.6 million as of June 28, 2015, increasing $37.8 million as compared to $271.8 million at the year ended December 28, 2014. The increase in working capital was attributable to seasonal increases in accounts receivable and inventory, as well as acquisitions. Working capital is typically highest in the second and third quarters of the calendar year. Working capital excluding cash and cash equivalents was $72.8 million higher as of June 28, 2015 as compared to June 29, 2014. The increase was attributable to accounts receivables and inventories resulting from acquisitions and sales growth.

Capital expenditures have averaged $4.2 million from the 2012 Fiscal Year to the 2014 Fiscal Year and represent an average of 0.4% net sales over this time period.

Information about our cash flows, by category, is presented in our statements of cash flows and is summarized below:

	Consolidated Successor Company				Combined Predecessor Company
	Six months ended		Year ended December 28, 2014	Period from December 23, 2013 through December 29, 2013	Period from December 31, 2012 through December 22, 2013	Year ended December 30, 2012
	June 28, 2015	June 29, 2014
	(in millions)
	(unaudited)
Net cash provided by (used in):
Operating activities	$12.6	$51.2	$52.7	$(6.0)	$41.8	$43.3
Investing activities	$(67.3)	$(7.2)	$(26.9)	$(313.9)	$(3.0)	$(13.2)
Financing activities	$66.3	$(47.5)	$(34.2)	$328.8	$(33.1)	$(30.7)

Cash flow from operating activities

Cash flows from operating activities for the six months ended June 28, 2015 was $12.6 million, a decrease of $38.6 million as compared to cash flow from operating activities for the six months ended June 29, 2014. Cash flow from operating activities followed a normal seasonal pattern in the six months ended June 28, 2015, in which working capital increased to support seasonal sales. In the six months ended June 29, 2014, changes in operating assets and liabilities as a result of supply chain initiatives generated $23.5 million of cash flow.

Cash flow from operating activities for the 2014 Fiscal Year was $52.7 million as compared to $41.8 million for the 2013 Predecessor Period and $(6.0) million for the 2013 Successor Period. Cash flow from operations in the 2014 Fiscal Year benefited from improvements in working capital, driven by accounts payable initiatives.

Cash flow from operating activities for the 2013 Predecessor Period and 2013 Successor Period was $41.8 million and $(6.0) million, respectively, as compared to $43.3 million for the 2012 Fiscal Year. Cash flow from operating activities for 2012, excluding the VIE, was $20.9 million. The improvement relative to the 2012 Fiscal Year was primarily attributable to better working capital management resulting from the termination of the VIE supply contract.

Cash flow used in investing activities

Cash used in investing activities for the six months ended June 28, 2015 was $67.3 million, compared to $7.2 million for the six months ended June 29, 2014. The increase of $60.1 million related to increased investment in acquisitions, primarily Shemin.

Cash used in investing activities for the 2014 Fiscal Year was $26.9 million as compared to $313.9 million in the 2013 Successor Period and $3.0 million in the 2013 Predecessor Period. Cash flow used in investing activities for 2013 Successor Period primarily reflects cash used to finance the CD&R Acquisition. The increase in cash flow used in investing activities in the 2014 Fiscal Year as compared to the 2013 Predecessor Period reflects our 2014 acquisitions.

Cash used in investing activities for the 2013 Successor Period was $313.9 million and $3.0 million for 2013 Predecessor Period compared with $13.2 million for the 2012 Fiscal Year. Cash flow used in investing activities for 2012 reflects normal capital expenditures and a $9.6 million adjustment related to the deconsolidation of the VIE.

Cash flow provided by (used in) financing activities

Cash provided by financing activities was $66.3 million for the six months ended June 28, 2015 as compared to a use of $47.5 million for the six months ended June 29, 2014. The financing activities in both periods were primarily related to borrowing and net debt repayments on our Existing ABL Facility.

Cash used by financing activities was $34.2 million for the 2014 Fiscal Year due primarily to $35.7 million in payments on the Existing ABL Facility, partially offset by $5.3 million of proceeds from a common stock issuance to employees.

Cash provided by financing activities was $328.8 million for the 2013 Successor Period. As part of the CD&R Acquisition, we received equity proceeds from the issuance of the preferred stock of $174.0 million, and we borrowed $166.6 million of debt under the Existing Credit Facilities, net of $16.9 million in debt issuance costs.

Cash used by financing activities was $33.1 million for the 2013 Predecessor Period due to net repayments on an intercompany payable to Deere.

Cash used by financing activities was $30.7 million for the 2012 Fiscal Year, primarily due to net repayments on the same intercompany payable.

External Financing

Existing Term Loan Facility

Landscape Holding and Landscape are parties to the Existing Term Loan Credit Agreement dated December 23, 2013 (providing for a senior secured term loan facility), which has been amended pursuant to Amendment No. 1, dated June 13, 2014, and Amendment No. 2, dated January 26, 2015, with ING Capital LLC, as administrative agent and collateral agent, and the other financial institutions and lenders from time to time party thereto.

Landscape Holding and Landscape are the borrowers under the Existing Term Loan Facility (collectively, the “Term Loan Borrower”). The Existing Term Loan Facility provides for a senior secured term loan credit facility in the amount of $61.7 million.

The final maturity date of the Existing Term Loan Facility is December 23, 2019. In addition, however, the Existing Term Loan Credit Agreement provides the right for individual lenders to extend the maturity date of their loans upon the request of the Term Loan Borrower and without the consent of any other lender.

Subject to certain conditions, without the consent of the then existing lenders (but subject to the receipt of commitments), the Existing Term Loan Facility may be expanded (or a new term loan facility, revolving credit facility or letter of credit facility added) by up to (i) $50.0 million plus (ii) an additional amount that will not cause the net secured leverage ratio after giving effect to the incurrence of that additional amount and any use of proceeds thereof to exceed 3.25 to 1.00.

The Term Loan Facility is subject to mandatory prepayment provisions, covenants and events of default described in “Description of Certain Indebtedness—Existing Term Loan Facility.” Failure to comply with these covenants and other provisions could result in an event of default under the Existing Term Loan Facility. If an event of default occurs, the lenders could elect to declare all amounts outstanding under the Existing Term Loan Facility to be immediately due and payable and enforce their interest in collateral pledged under the agreement.

Existing ABL Facility

Landscape Holding and Landscape are borrowers under the senior asset-based credit facility (the “Existing ABL Facility”) of up to $250.0 million, subject to borrowing base availability. The credit facility is secured by a first lien on the inventory and receivables. The credit facility is guaranteed by CD&R Landscapes Bidco, Inc. (“Bidco”), an indirect wholly owned subsidiary of Holdings. Availability is determined using borrowing base calculations of eligible inventory and receivable balances. The interest rate on the Existing ABL Facility is LIBOR plus an applicable margin ranging from 1.5% to 2.0% or an alternate base rate for U.S. dollar-denominated borrowings plus an applicable margin ranging from 0.5% to 1.0%. The interest rates on outstanding balances at December 28, 2014 range from 1.66% to 3.75%. Additionally, the borrowers pay a 0.25% commitment fee on the unfunded amount. The Existing ABL Facility matures on December 23, 2018.

The Existing ABL Facility is subject to mandatory prepayments if the outstanding loans and letters of credit exceed either the aggregate revolving commitments of the current borrowing base, in an amount equal to such excess. Additionally, the credit facility is subject to various covenants requiring minimum financial ratios, and additional borrowings may be limited by these financial ratios. The Existing ABL Facility is also subject to other covenants and events of default described in “Description of Certain Indebtedness—Existing ABL Facility.” Failure to comply with these covenants and other provisions could result in an event of default under the Existing ABL Facility. If an event of default occurs, the lenders could elect to declare all amounts outstanding under the Existing ABL Facility to be immediately due and payable, enforce their interest in collateral pledged under the agreement or restrict the borrowers’ ability to obtain additional borrowings thereunder.

Refinancing

Prior to this offering, we expect to complete the Refinancing, including the amendment and restatement of the Existing Term Loan Facility and an increase in the commitments under the Existing ABL Facility. See “Description of Certain Indebtedness—Amended Credit Facilities.”

Limitations on Distributions and Dividends by Subsidiaries

The ability of our subsidiaries to make distributions and dividends to us depends on their operating results, cash requirements and financial condition and general business conditions, as well as restrictions under the laws of our subsidiaries’ jurisdictions.

The agreements governing the Existing Credit Facilities significantly restrict, and the agreements governing the Amended Credit Facilities will restrict, the ability of our subsidiaries to pay dividends, make loans or otherwise transfer assets to us. Further, our subsidiaries are permitted under the terms of the Existing Credit Facilities and other indebtedness to incur additional indebtedness that may restrict or prohibit the making of distributions, the payment of dividends or the making of loans to us.

Contractual Obligations

The following table presents our contractual obligations and commitments as of December 28, 2014. The future contractual requirements include payments required for our operating leases, capital leases, indebtedness and any other long-term liabilities reflected on our balance sheet.

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in millions)
Contractual obligations (payments due by period):
Long term debt (1)	$0.6	$1.2	$133.7	—	$135.5
Interest on long term debt (2)	4.5	4.5	4.5	—	13.5
Capital leases (3)	3.8	5.7	2.3	—	11.8
Operating leases	25.4	35.1	15.1	2.6	78.2
Purchase obligations (4)	56.0	41.2	—	—	97.2

Total obligations and commitments	$90.3	$87.7	$155.6	2.6	$336.2

(1)	The table above does not give effect to the Refinancing, which we expect to complete prior to this offering.
(2)	The interest on long term debt includes payments for agent administration fees. The interest rates for the Existing ABL Facility are calculated based on the rates as of December 28, 2014.
(3)	Capital leases consist of leases for delivery vehicles.
(4)	Purchase obligations include various commitments with vendors to purchase goods and services, primarily inventory. These purchase obligations are generally cancelable, but we have no intent to cancel and incur a penalty for not meeting the minimum required purchases. In addition, this table excludes purchase obligations of acquisitions made since December 28, 2014.

Off-Balance Sheet Arrangements

In accordance with GAAP, operating leases for the majority of our store locations are not reflected in our consolidated balance sheet.

Quantitative and Qualitative Disclosures about Market Risk

The economy and its impact on discretionary consumer spending, labor wages, fuel, fertilizer and other material costs, home sales, unemployment rates, insurance costs, foreign exchange and medical costs could have a material adverse impact on future results of operations.

We are aware of the potentially unfavorable effects inflationary pressures may create through higher asset replacement costs and related depreciation, higher interest rates and higher material costs.

Commodity Risk

Our operating performance may be affected by price fluctuations in commodity-based products like grass seed, fertilizer and glyphosate that we purchase and sell. We are also exposed to fluctuations in fuel costs as we deliver a substantial portion of the products we sell by truck. We seek to minimize the effects of inflation and changing prices through economies of purchasing and inventory management resulting in cost reductions and productivity improvements as well as price increases to maintain gross margins.

Product Price Risk

Our business model is to buy and sell at current market prices, in quantities approximately equal to estimated customer demand. We do not take significant “long” or “short” positions in the products we sell in an attempt to speculate on changes in product prices. Because we maintain inventories in order to serve the needs of our customers, we are subject to the risk of reductions in market prices for the products we hold in inventory, but we actively manage this risk by adjusting prices and managing our inventory levels.

Interest Rate Risk

We are subject to interest rate risk associated with our debt. While changes in interest rates do not affect the fair value of our variable-rate debt, they do affect future earnings and cash flows through higher interest expense.

•	The Senior ABL Facility bears interest (i) in the case of U.S. dollar-denominated loans, either at LIBOR or the Prime Rate, at our option, plus applicable borrowing margins and (ii) in the case of Canadian dollar denominated loans, either at the Bankers’ Acceptances Rate or the Canadian Prime Rate, at our option, plus applicable borrowing margins. The borrowing margins are defined by a pricing grid, as included in the ABL Facility agreement, based on average excess availability for the previous quarter.

•	The Term Loan Facility bears interest at LIBOR (subject to a floor of 1.00%) plus a borrowing margin of 3.00% or the Prime Rate plus a borrowing margin of 2.00% at the borrower’s election.

A 1% increase in interest rates on our variable-rate debt would increase our annual forecasted interest expense by approximately $1.6 million (based on our borrowings as of June 28, 2015).

Credit Risk

We have a credit policy in place and monitor exposure to credit risk on an ongoing basis. We perform credit evaluations on all customers requesting credit above a specified exposure level. In the normal course of business, we provide credit to our customers, perform ongoing credit evaluations of these customers and maintain reserves for potential credit losses. Our typical credit terms extend 30 days from the date of purchase, but terms of up to 60 days are not uncommon. We typically have limited risk from a concentration of credit risk as no individual customer represents greater than 10% of the outstanding accounts receivable balance. Bad debt reserves, which we use as a proxy for our bad debt exposure, were 1.6% of gross receivables as June 28, 2015.

Investments, if any, are only in liquid securities and only with counterparties with appropriate credit ratings. Transactions involving derivative financial instruments are with counterparties with which we have a signed netting agreement and which have appropriate credit ratings. We do not expect any counterparty to fail to meet its obligations.

Critical Accounting Policies and Estimates

Revenue Recognition

Sales of products are recorded when the sales price is determinable and the risks and rewards of ownership are transferred to independent parties. This transfer occurs primarily when goods are picked up by a customer at the store or when goods are delivered to a customer location. In all cases, when a sale is recorded by the Company, no significant uncertainty exists surrounding the purchaser’s obligation to pay.

Our net sales include billings for freight and handling charges and commissions on the sale of control products that we sell as an agent. Net sales are presented net of any discounts, returns, customer rebates and sales or other revenue-based tax. Provisions for returns are estimated and accrued at the time a sale is recognized. We make appropriate provisions based on experience for costs such as doubtful receivables and sales incentives. We also have entered into agency agreements with certain of its suppliers whereby we operate as a sales agent of those suppliers. The suppliers retain title to their merchandise until we sell it and determine the prices at which we can sell the suppliers’ merchandise. As such, we recognize these agency sales on a net basis and records only its product margin as commission revenue within net sales.

Sales Incentives

We offer certain customers rebates which are accrued based on sales volumes. In addition, we offer a points-based reward program whereby reward points can be redeemed for credit on account or merchandise (such as gift cards or vacation trips). We accrue a liability for this program based on sales volumes and an estimate of points that will be redeemed before expiration. Liabilities for these sales incentives are included in accrued liabilities.

Acquisitions

From time to time we enter into strategic acquisitions in an effort to better service existing customers and to attain new customers. When we acquire a controlling financial interest in an entity or group of assets that are determined to meet the definition of a business, we apply the acquisition method described in ASC Topic 805, Business Combinations. In accordance with GAAP, the results of the acquisitions we have completed are reflected in our financial statements from the date of acquisition forward.

We allocate the purchase consideration paid to acquire the business to the assets and liabilities acquired based on estimated fair values at the acquisition date, with the excess of purchase price over the estimated fair value of the net assets acquired recorded as goodwill. If during the measurement period (a period not to exceed 12 months from the acquisition date) we receive additional information that existed as of the acquisition date but at the time of the original allocation described above was unknown to us, we make the appropriate adjustment to the purchase price allocation retroactive to the period in which the acquisition occurred.

Significant judgment is required to estimate the fair value of intangible assets and in assigning their respective useful lives. Accordingly, we typically obtain the assistance of third-party valuation specialists for significant tangible and intangible assets. The fair value estimates are based on available historical information and on future expectations and assumptions deemed reasonable by management, but are inherently uncertain.

We typically use an income method to estimate the fair value of intangible assets, which is based on forecasts of the expected future cash flows attributable to the respective assets. Significant estimates and assumptions inherent in the valuations reflect a consideration of other marketplace participants, and include the amount and timing of future cash flows (including expected growth rates and profitability), a brand’s relative market position and the discount rate applied to the cash flows. Unanticipated market or macroeconomic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions.

Determining the useful life of an intangible asset also requires judgment. All of our acquired intangible assets (e.g., trademarks, customer relationships and non-compete arrangements) are expected to have finite useful lives. Our assessment as to whether trademarks have an indefinite life or a finite life is based on a number of factors including competitive environment, market share, brand history, underlying product life cycles, operating plans and the macroeconomic environment of the regions in which the brands are sold. Our estimates of the useful lives of finite-lived intangible assets are primarily based on these same factors.

The costs of finite-lived intangible assets are amortized to expense over their estimated lives. The value of residual goodwill is not amortized, but is tested at least annually for impairment as described in the following note.

Goodwill

Goodwill represents the acquired fair value of a business in excess of the fair values of tangible and identified intangible assets acquired and liabilities assumed. We test goodwill on an annual basis as of July 31 and additionally if an event occurs or circumstances change that would indicate the carrying amount may be impaired.

The impairment test is a two-step process. The first step requires us to estimate and compare the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value exceeds the carrying amount, the goodwill is not considered impaired. To the extent a reporting unit’s carrying amount exceeds its fair value, the reporting unit’s goodwill may be impaired and the second step of the impairment test must be performed. The second step involves assigning the reporting unit’s fair value to all of its recognized and unrecognized assets and liabilities as if the reporting unit had been acquired in a business combination in order to determine the implied fair value of the reporting unit’s goodwill as of the testing date. The implied fair value of the reporting unit’s goodwill is then compared to the carrying amount of goodwill to quantify an impairment loss, if any, which would equal the excess of the carrying amount of goodwill over the goodwill’s implied fair value. Each of our reporting units’ fair value has substantially exceeded its carrying value at each test date.

Beneficial Conversion Features

The Successor Company has issued and outstanding Preferred Stock with dividends that have been paid-in-kind. We record paid-in-kind dividends at carrying value on the issuance date. The paid-in-kind dividends in the form of Preferred Stock contained the same conversion ratio as the Preferred Stock issued on the Closing Date; that is, 10 shares of common stock per share of Preferred Stock. For certain Preferred Stock issued as dividends paid-in-kind, the stated conversion price was determined to be less than the common stock price as of the dividend payment date, resulting in the recognition of a beneficial conversion feature (“BCF”) in additional paid-in capital. Since the Preferred Stock does not have a fixed or determinable redemption date and is readily convertible at any time, we immediately amortize any BCF recognized through retained earnings.

Stock-Based Compensation

Stock compensation expense for common stock options is based on the estimated fair value on the grant date using the Black-Scholes option pricing model. It is recorded in selling, general and administrative expenses with a corresponding increase in stockholders’ equity and generally recognized straight-line over the vesting periods. We issue new shares of common stock upon exercise of stock options.

Common Stock Valuation

In the absence of any publicly traded quotes for our common stock, our board of directors, with input from management, determined a reasonable estimate of the fair value of our common stock for purposes of determining fair value of our common stock on date of sale and stock options on the date of grant. We determined the fair value of our common stock utilizing methodologies and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” In determining the equity value of our company, we considered the following two valuation approaches: the income approach and the market approach. In addition we exercised judgment in evaluating and assessing the foregoing based on several factors including:

•	the nature and history of our business;

•	our current and historical operating performance;

•	our expected future operating performance;

•	financial condition at the grant date;

•	the lack of marketability of our common stock;

•	publicly available information of companies we consider peers based on a number of factors, including, but not limited to, similarity to us with respect to industry, business model, geographic diversification and other factors;

•	likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company given prevailing market conditions;

•	industry information such as market size and growth; and

•	macroeconomic conditions.

Income approach

The income approach estimates the value of our company based on the discounted cash flow (“DCF”) method. The cash flows utilized in the DCF method are based on our most recent long-range forecast. The discount rate is intended to reflect the risks inherent in our future cash flows. Because the cash flows are only projected over a limited number of years, it is also necessary under the income approach to compute a terminal value as of the last period for which discrete cash flows are projected. The terminal value is calculated using the modified Gordon Growth Model, which is determined by taking the projected cash flow for the terminal year of the projection period and applying a capitalization factor (discount rate less the long-term growth rate). This amount is then discounted to its present value using a discount rate to arrive at the present value of the terminal value. The discounted project cash flows and terminal value are totaled to arrive at an indicated aggregate enterprise value under the income approach. In applying the income approach, we derived the discount rate from an analysis of the cost of capital of our comparable industry peer companies as of each valuation date and adjusted it to reflect the risks inherent in our business cash flows. Discount rates between 12.0% and 11.0% were used in the 2014 Fiscal Year and the six months ended June 28, 2015 valuations.

Market approach

The market approach incorporates various methodologies to estimate the enterprise value of a company and includes the guideline public company (“GPC”) method which utilizes market multiples of comparable companies that are publicly traded and the guidelines merged and acquired company (“GMAC”) method which utilizes multiples achieved in comparable industry mergers and acquisition transactions.

When considering which companies to include in our comparable industry peer companies, we mainly focused on U.S.-based publicly traded companies in the industry in which we operate and selected comparable industry peer companies and transactions on the basis of operational and economic similarity to our business at the time of the valuation. The selection of our comparable industry peer companies requires us to make judgments as to the comparability of these companies to us. We considered a number of factors including the business in which the peer company is engaged, business size, market share, revenue model, development stage and historical operating results. We then analyzed the business and financial profiles of the peer companies for relative similarities to us and, based on this assessment, we selected our comparable industry peer companies. The selection of our comparable industry peer companies has changed over time as we continue evaluation whether the selected companies remain comparable to us and considering recent initial public offerings and sale transactions. Based on these considerations, we believe the comparable peer companies are a representative group for purposes of selecting sales and EBITDA multiples in the performance of contemporaneous valuations.

For each valuation in the 2014 Fiscal Year and during the six months ended June 28, 2015, we equally weighted the income approach, the GPC market approach and the GMAC market approach. We believe an equal weighting of the three approaches is appropriate as it utilizes both management’s expectations of future results and an estimate of the market’s valuation of companies similar to Holdings. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, the amount and timing of expected future cash flows, as well as the relevant comparable company sales and earnings multiples for the market approach.

Once we determined our enterprise value, we then made adjustments to establish total invested capital. Total invested capital is first allocated to our outstanding debt based on the carrying value of the debt in our financial statements (which approximates fair value). The total invested capital, after allocation of value to outstanding debt, is further reduced by the fair value of outstanding stock options. The residual total invested capital is then prescribed to our outstanding common stock (on an as-converted basis) in order to estimate a per share value.

The following table provides, by grant date, the number of stock options awarded from December 23, 2013 to June 28, 2015, the exercise price for each set of grants, the associated estimated fair value of our common stock and the fair value of the option:

Grant Date	Options Granted	Exercise Price	Fair Value of Common Stock	Fair Value of Option
May 19, 2014	111,800	$100	$120	$57.78
September 30, 2014	72,500	$100	$120	$57.07
January 9, 2015	45,000	$134	$130	$54.75
April 14, 2015	10,500	$145	$130	$39.27
June 3, 2015	4,500	$145	$181	$77.69

Our board intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. In accordance with our equity incentive plan, the board determines the fair value of our common stock and sets the exercise price of the applicable options with input from management and third-party specialists, as well as our assessment of additional objective and subjective factors that we believe are relevant. For financial reporting purposes, we retrospectively applied a common stock valuation received after the grant date for the May 19, 2014, September 30, 2014 and June 3, 2015 option grants. We completed common stock valuations as of December 2013, June 2014, January 2015 and June 2015.

Recently Issued and Adopted Accounting Pronouncements

See Note 1 to our audited consolidated and combined financial statements and Note 1 to our unaudited condensed consolidated financial statements, each included in this prospectus, for a description of recently issued and adopted accounting pronouncements.

Accounting Pronouncements Issued But Not Yet Adopted

See Note 1 to our audited consolidated and combined financial statements and Note 1 to our unaudited condensed consolidated financial statements, each included in this prospectus, for a description of accounting pronouncements that have been issued but not yet adopted.

BUSINESS

Our Company

We are the largest and only national wholesale distributor of landscape supplies in the United States and have a growing presence in Canada. Our customers are primarily residential and commercial landscape professionals who specialize in the design, installation and maintenance of lawns, gardens, golf courses and other outdoor spaces. Through our expansive North American network of 460 branch locations in 44 states and five provinces, we offer a comprehensive selection of more than 90,000 SKUs including irrigation supplies, fertilizer and control products (e.g., herbicides), landscape accessories, nursery goods, hardscapes (including pavers, natural stones and blocks), outdoor lighting and ice melt products. We also provide complementary, value-added consultative services to support our product offering and to help our customers operate and grow their businesses. Based on our 2014 Fiscal Year net sales, we estimate that we are nearly four times the size of our largest competitor and larger than the next two through ten competitors combined. We believe, based on management’s estimate, that we have either the number one or number two local market position in nearly 80% of MSAs where we have one or more branches. Our market leadership, coast-to-coast presence, broad product selection and extensive technical expertise provide us with significant competitive advantages and create a compelling value proposition for both our customers and suppliers.

Our customers choose us for a number of reasons, including the breadth and availability of the products we offer, our high level of expertise, the quality of our customer service, the convenience of our branch locations and the consistency of our timely delivery. Our ability to provide a “one-stop” shop experience for our customers is aligned with the growing trend of landscape contractors providing an increasingly broad array of products and services. Because extensive technical knowledge and experience are required to successfully design, install and maintain outdoor spaces, we believe our customers find great value in the advice and recommendations provided by our knowledgeable sales and service associates, many of whom are former landscape contractors or golf course superintendents. Our consultative services include assistance with irrigation network design, commercial project planning, generation of sales leads, marketing services and product support, as well as a series of technical and business management seminars that we call SiteOne University. These value-added services foster an ongoing relationship with our customers that is a key element of our business strategy.

We have a diverse base of more than 175,000 customers, and our top 10 customers accounted for approximately 6% of our 2014 Fiscal Year net sales, with no single customer accounting for more than 3% of net sales. Our typical customer is a private landscape contractor that operates in a single market. We interact regularly with our customers because of the recurring nature of landscape services and because most contractors buy products on an as-needed basis. We believe our high-touch customer service model strengthens relationships, builds loyalty and drives repeat business. In addition, our broad product portfolio, convenient branch locations and nationwide fleet of 1,160 delivery vehicles position us well to meet the needs of our customers and ensure timely delivery of products.

Our strong supplier relationships support our ability to provide a broad selection of products at attractive prices. We believe we are the largest customer for many of our key suppliers who benefit from the size and scale of our distribution network. We source our products from more than 2,900 suppliers, including the major irrigation equipment manufacturers, turf and ornamental fertilizer/chemical companies and a variety of suppliers who specialize in nursery goods, outdoor lighting, hardscapes and other landscape products. Some of our largest suppliers include Hunter, Rain Bird, Toro, Oldcastle, Bayer, Syngenta, BASF, Dow AgroSciences, Vista and NDS. We also develop and sell products under our proprietary and market-leading brands LESCO and Green Tech, which together accounted for approximately 26% of our 2014 Fiscal Year net sales. We believe these highly recognized brands attract customers to our branches and create incremental sales opportunities for other products.

We have a balanced mix of sales across product categories, construction sectors and end markets. We derived approximately 55% of our 2014 Fiscal Year net sales from the residential construction sector, 30% from the commercial (including institutional) construction sector and 15% from the recreational & other construction sector. By end market, we derived approximately 47% of our 2014 Fiscal Year net sales from the sale of maintenance products such as fertilizer and control products. Demand for maintenance products is typically stable, and the recurring nature of maintenance product sales helps to reduce volatility in our financial performance across economic cycles. The sale of products relating to new construction of homes, commercial buildings and recreational spaces accounted for approximately 36% of our 2014 Fiscal Year net sales. We expect sales in the new construction end market to continue to grow as a result of the ongoing recovery in demand for new single-family homes, multi-family housing units and non-residential buildings. Approximately 17% of our 2014 Fiscal Year net sales was derived from sales of products for the repair and upgrade of existing landscapes. These sales benefit from increasing existing home sales, increasing home prices and rising consumer spending.

Net Sales for 2014 Fiscal Year

Over the past 18 months, we have completed eight acquisitions, and we intend to pursue additional acquisitions to complement our organic growth and achieve our strategic objectives. Our organic and acquisition-driven growth strategies have led to significant increases in net sales and Adjusted EBITDA. For our 2014 Fiscal Year, we generated net sales of $1.2 billion, Adjusted EBITDA of $88.3 million and net income of $21.7 million. For the fiscal six months ended June 28, 2015, we generated net sales of $707.3 million, Adjusted EBITDA of $61.4 million and net income of $23.4 million, compared to net sales of $600.9 million, Adjusted EBITDA of $51.8 million and net income of $15.6 million for the fiscal six months ended June 29, 2014. See “Prospectus Summary—Summary Financial Data” for a reconciliation of our Adjusted EBITDA to net income (loss).

Our Executive Leadership

Doug Black joined us as our Chief Executive Officer in April 2014. Mr. Black is the former President and COO of Oldcastle, the North American arm of CRH plc, where he helped grow net sales by over ten times and oversaw more than 100 acquisitions, including Oldcastle’s expansion into building products distribution. Mr. Black has joined a strong operational team with top-tier associates who have positively contributed to our performance. Mr. Black has also strengthened the capabilities of our executive leadership team by bringing in highly qualified senior managers with functional expertise in strategy development, mergers and acquisitions, talent management, marketing, category management, supply chain management, national sales and information technology. These individuals have prior experience at a number of well-known companies within the building products and industrial distribution sectors, including Oldcastle, HD Supply, Grainger, MSC Industrial Direct, Wesco and Newell Rubbermaid.

Under Mr. Black’s leadership, we have established a focused business strategy to develop and attract industry-leading talent, deliver more value to customers, generate superior financial performance, drive organic growth, execute on attractive acquisitions and increase working capital efficiency. We are also undertaking a variety of initiatives targeting pricing, category management, sales force performance and supply chain management. At the local level, we have increased our focus on gaining market share by adding capabilities to our 46 geographic areas and 460 branches and by empowering area managers and their teams to develop local strategies. These initiatives are in the early stages of implementation, and we believe they will continue to enhance our growth and profitability.

Our Industry

Based on management’s estimates, we believe that our addressable market in North America for the wholesale distribution of landscape supplies represented approximately $15 billion in revenue in 2014. Growth in our industry is driven by a broad array of factors, including consumer spending, housing starts, existing home sales, home prices, commercial construction, repair and remodeling spending, and demographic trends. Within the wholesale landscape supply distribution industry, products sold for residential applications represent the largest construction sector, followed by the commercial and recreational & other sectors.

The wholesale landscape supply distribution industry is highly fragmented, consisting primarily of regional private businesses that typically have a small geographic footprint, a limited product offering and limited supplier relationships. Wholesale landscape supply distributors primarily sell to landscape service firms, of which there are estimated to be more than 475,000 in the United States, ranging in size from sole proprietorships to national enterprises. Landscape service firms include general landscape contractors and specialty landscape firms, such as lawn care, tree and foliage maintenance firms. Over the past decade, professional landscape contractors have increasingly offered additional products and services to meet their customer needs. These firms historically needed to make numerous trips to stores in various locations to source their products. Consequently, landscape professionals have come to value distribution partners who offer a “one-stop” shop with a larger variety of products and services, particularly given the recurring nature of landscape maintenance services.

According to an August 2015 Freedonia Group report, the U.S. wholesale landscape supply distribution industry was expected to grow at a CAGR meaningfully higher than that of the overall economy through 2019. Hardscape and outdoor lighting products were expected to grow the fastest of our major landscape product categories through 2019 at an estimated CAGR of 8.3% and 8.1%, respectively.

Residential Construction Sector Growth Trends

The purchase of a home, whether new or existing, is a common reason for upgrading or modifying lawns, gardens and outdoor spaces. Industry surveys indicate that the majority of homeowners prefer to hire landscape professionals for help with their outdoor projects.

Growth in the market for landscape products is primarily driven by new residential construction. In 2014, the total number of U.S. housing starts was 1.0 million, significantly below the long-term median of 1.5 million. Housing starts are expected to grow 9.5% in 2015 to 1.1 million and 18.5% in 2016 to 1.3 million, according to the National Association of Home Builders. The chart below sets forth the total number of U.S. housing starts from 2000 through 2014, NAHB’s projected numbers for 2015 and 2016 and the long-term median (1959 - 2014).

Historical and projected U.S. total housing starts (in thousands)

Source: U.S. Census Bureau, National Association of Homebuilders.

Rising interest in more complex, decorative and functional landscaping spurred by the recent popularity of home and garden television shows and magazines has further boosted demand for professional landscape services. The increasingly popular concept of “outdoor living,” which involves relaxation, entertainment and spending more time outdoors with family and friends, continues to drive higher demand for landscape solutions that provide more functional living space and increase the value of the home. Freedonia projects that demand for outdoor lighting will increase as homeowners continue to enhance property values with architectural features, monuments and plants that warrant illumination during non-daylight hours. In addition, an increasing shift from AC to low voltage DC power sources and advances in LED technology simplify installation and facilitate more reliable and attractive outdoor lighting systems.

As residents face lawn watering restrictions resulting from recent drought conditions in the Western and Southern regions of the United States, demand for eco-friendly landscape products that promote water conservation has also grown meaningfully. This includes the use of hardscapes as lawn substitutes as well as smart water systems for increased water efficiency.

Another growth driver in our industry includes residential repair and remodel spending, which has historically been less cyclical than spending on new residential construction. According to the Home Improvement Research Institute’s report as of September 2014, the U.S. home improvement products market reached a peak of $300 billion in 2006 before declining by approximately 16% to $253 billion in 2009. The industry has since rebounded to an estimated $303 billion in 2014.

Driven by the rebound in existing home sales, rising home prices, the ongoing rehabilitation of previously foreclosed properties, the availability of consumer capital at low interest rates, the increasing age of U.S. housing stock and demand for energy-efficient projects, industry analysts expect significant long-term growth in residential repair and remodel expenditures. The Home Improvement Research Institute forecasts that the home improvement products market will grow at a CAGR of 5.3% from 2014 to 2016.

U.S. spending on home improvement products ($ in billions)

Source: Home Improvement Research Institute

Commercial and Recreational Construction Sector Growth Trends

Demand for landscape products in the commercial and recreational construction sector is driven by factors such as new building construction and companies renovating the exteriors of their facilities to attract new customers and tenants. Additionally, eco-friendly landscape products are frequently specified by design professionals for use on commercial, institutional and municipal landscape irrigation applications. Technology solutions include fully integrated rainwater harvesting/reuse systems, organic fertilizers, remote water management systems, energy efficient pump systems and solar-powered irrigation controller assemblies.

The non-residential construction market has rebounded strongly following the 2008 - 2009 recession with steady growth through 2014. According to Dodge Data & Analytics, U.S. non-residential construction spending is forecasted to grow 10.8% in 2015 and 10.6% in 2016. The chart below sets forth the total dollars spent on U.S. non-residential construction from 2006 to 2016.

U.S. non-residential construction spending ($ in billions)

Source: Dodge Data & Analytics

Our Competitive Strengths

We believe we benefit from the following competitive strengths:

Clear Market Leader in an Attractive Industry

We are the largest wholesale distributor of landscape supplies in the United States. Based on our 2014 Fiscal Year net sales, we estimate that we are nearly four times the size of our largest competitor and larger than the next two through ten competitors combined. We believe, based on management’s estimate, that we have either the number one or number two local market position in nearly 80% of MSAs where we have one or more branches. Our industry is highly fragmented, comprised of thousands of small, private or family-run businesses that compete with us primarily on a local market basis. We are the only national distributor in the landscape supply industry, with an estimated market share of approximately 8% based on 2014 Fiscal Year net sales. As a result, we believe we have significant opportunities to increase our market share. Our national scale, broad product and service offering and market leadership also enable us to play an important role in the landscape supplies value chain by connecting a large and diverse set of manufacturers with a highly fragmented customer base.

Broadest Product Offering

We believe we offer the industry’s most comprehensive portfolio of landscape products with over 90,000 SKUs from more than 2,900 suppliers. This broad product offering creates a “one-stop” shop for our customers and positively distinguishes us from our competitors. We maintain a high standard of product availability and timely delivery, which generally allows our customers to avoid investing significant capital to maintain their own inventory. In addition, our branches order specialty products directly from suppliers on behalf of our customers, who thereby benefit from our national purchasing scale, and we are able to supply custom services and products, such as fertilizers and soil blends, to meet specific job requirements. We also provide several proprietary products, including our LESCO and Green Tech brands, as well as promotional items offered through arrangements with selected manufacturers.

Superior Customer Value

We offer a variety of complementary, value-added services to support the sale of our products. At the local branch level, we have teams of experienced sales and service associates, many of whom are former landscape contractors or golf course superintendents. Our local staff provides customers with consultative services such as product selection and support, assistance with the design and implementation of landscape projects, and potential sales leads for new business opportunities. Our sales and service associates also coordinate the delivery of customer orders and help us to maintain our high delivery standards and fill rates. In addition, through our SiteOne University, we provide customers with technical training, licensing and business management seminars. We also offer a loyalty program, which we refer to as our Partners Program, under which customers can earn points redeemable for gift cards, account credits and other attractive commercial benefits. Our Partners Program, which has more than 8,000 enrolled customers as of June 28, 2015, also offers customers the opportunity to leverage our national buying power to purchase services for their businesses and employees. We believe the services we provide are an important differentiator that enhances the strength and longevity of our customer relationships.

Strong and Scalable Platform for Driving Growth

Our national scale and geographic footprint make us an attractive partner for our customers and suppliers. Over the past year, we have invested in management, corporate infrastructure and information systems for operating a company significantly larger than our current scale. Our local area and branch managers benefit from the substantial business and industry knowledge of our executive and senior operational management teams to help grow our business in their markets. We believe our platform can be leveraged to expand our customer base and grow our business with existing products and services, as well as to support the launch of new product offerings in our existing markets. We expect our greatest opportunities to expand will be in markets in which we currently operate but do not yet have a leading market position in one or more of our product categories.

Proven Ability to Identify, Execute and Integrate Acquisitions

We are a leading player in the consolidation of the fragmented industry for wholesale distribution of landscape supplies. Our current management team has extensive experience in identifying, executing and integrating acquisitions. Our industry leadership position, geographic footprint, ability to integrate acquisitions and access to financial resources make us the buyer of choice for many of our potential targets and give us an advantage over competing potential acquirers. As a result, we are able to achieve attractive multiples in primarily negotiated transactions. Since the CD&R Acquisition in December 2013, we have completed the acquisition of eight companies, which we have integrated or are in the process of integrating into our business. A key element of our integration strategy is to achieve synergies at acquired companies from procurement, overhead cost reduction, sales initiatives and sharing of best practices across our organization. Our recent acquisitions have moved us into the leading position in several additional local markets or product categories. We expect the execution of synergistic acquisitions to continue to be an integral part of our growth strategy, and we intend to continue expanding our product line, geographic reach, market share and operational capabilities through future acquisitions.

Balanced Mix of Maintenance, New Construction and Repair and Upgrade Business

We have strategically invested in our product portfolio to position us to benefit from the ongoing recovery in the residential and commercial construction markets and to continue to benefit from stable growth of our maintenance products. We believe the new construction and repair and upgrade end markets provide us substantial upside in an economic upturn, and we are well positioned to grow our business as a result of the continuing recovery in the housing sector and in construction spending for commercial buildings and facilities. In addition, our distribution of maintenance products provides a steady stream of more recurring sales, which we expect will further support our business through economic cycles. We believe our balanced sales mix in support of the maintenance, new construction and repair and upgrade end markets positions us to achieve consistent growth through our branch networks nationally.

Experienced and Proven Management Team Driving Organic and Acquisition Growth

We believe our management team, including regional vice presidents, area managers and branch managers, is among the most experienced in the industry. Members of our executive leadership team have a strong track record of improving performance and successfully driving both internal and acquisitive growth during their tenure with SiteOne and prior to joining our company. Our team not only has a clearly defined operational strategy to promote growth and profitability for SiteOne but also an ambitious vision to be a world-class leader in the industry. We believe the scale of our business and our leading market position will allow us to continue to attract and develop industry-leading talent.

Our Strategies

We intend to leverage our competitive strengths to increase shareholder value through the following core strategies:

Build Upon Strong Customer and Supplier Relationships to Expand Organically

Our national footprint and broad supplier relationships, combined with our regular interaction with a large and diverse customer base, make us an important link in the supply chain for landscape products. Our suppliers benefit from access to our more than 175,000 customers, a single point of contact for improved production planning and efficiency, and our ability to bring new product launches quickly to market on a national scale. We intend to continue to increase our size and scale in customer, geographic and product reach, which we believe will continue to benefit our supplier base. Our customers in turn benefit from our local market leadership, talented associates, broad product offering and high inventory availability, timely delivery and complementary value-added services. We will continue to work with new and existing suppliers to maintain the most comprehensive product offering for our customers at competitive prices and enhance our role as a critical player in the supply chain. As we continue to grow, we believe our strong customer and supplier relationships will enable us to expand our market share in the landscape supplies industry.

Grow at the Local Level

The vast majority of our customers operate at a local level. We believe we can grow market share in our existing markets with limited capital investment by systematically executing local strategies to expand our customer base, increase the amount of our customers’ total spending with us, optimize our network of locations, coordinate multi-site deliveries, partner with strategic local suppliers, introduce new products and services, increase our share of underrepresented products in particular markets and improve sales force performance. We currently offer our full product line in only 14% of the top 200 U.S. MSAs where we operate, and therefore believe we have the capacity to offer significantly more product lines and services in our geographic markets.

Pursue Value-Enhancing Strategic Acquisitions

Through recently completed acquisitions, we have added new markets in the United States and Canada, new product lines, talented associates and operational best practices. In addition, we increased our sales by introducing products from our existing portfolio to customers of newly acquired companies. We intend to continue pursuing strategic acquisitions to grow our market share and enhance our local market leadership positions by taking advantage of our scale, operational experience and acquisition know-how to pursue and integrate attractive targets. We believe we have significant opportunities to add product categories in our existing markets through acquisitions. In addition, we currently have branches in 176 of the 381 U.S. MSAs and are focused on identifying and reviewing attractive new geographic markets for expansion through acquisitions. We will continue to apply a selective and disciplined acquisition strategy to maximize synergies obtained from enhanced sales and lower procurement and corporate costs.

Execute on Identified Operational Initiatives

We have undertaken significant operational initiatives, utilizing our scale to improve our profitability, enhance supply chain efficiency, strengthen our pricing and category management capabilities, streamline and refine our marketing process and invest in more sophisticated information technology systems and data analytics. In addition, we work closely with our local area team leaders to improve sales, delivery and branch productivity. Although we are still in the early stages of these initiatives, they have already contributed to improvement in our profitability, and we believe we will continue to benefit from these and other operational improvements.

Be the Employer of Choice

We believe our associates are the key drivers of our success, and we aim to recruit, train, promote and retain the most talented and success-driven personnel in the industry. Our size and scale enable us to offer structured training and career path opportunities for our associates, while at the area and branch level we have built a vibrant and entrepreneurial culture that rewards performance. We promote ongoing, open and honest communication with our associates to ensure mutual trust, engagement and performance improvement. We believe that high-performing local leaders coupled with creative, adaptable and engaged associates are critical to our success and to maintaining our competitive position, and we are committed to being the employer of choice in our industry.

Our History and Ownership

Our company was established in 2001, when Deere entered the market for wholesale landscape distribution through the acquisition of McGinnis Farms, a supplier of irrigation and nursery products with branches located primarily in the Southeastern United States. Subsequent acquisitions under Deere’s ownership included Century Rain Aid in 2001, United Green Mark in 2005 and LESCO in 2007, each of which significantly expanded our geographic footprint and broadened our product portfolio.

In December 2013, the CD&R Investor acquired a majority stake in us. On December 23, 2013, we issued 174,000 shares of Preferred Stock to the CD&R Investor and 1,160,000 shares of common stock to Deere, with the Preferred Stock representing 60% of the outstanding capital stock of Holdings (on an as-converted basis) and the common stock representing the remaining 40% of the outstanding capital stock of Holdings (treating the Preferred Stock on an as-converted basis). The CD&R Investor is entitled to receive dividends in kind in respect of the Preferred Stock for the first two years following the CD&R Acquisition. As of the date of this prospectus, the CD&R Investor held 210,475 shares of Preferred Stock (representing 63.2% of the outstanding capital stock of Holdings (on an as-converted basis)) and the common stock held by Deere represented 34.8% of the outstanding capital stock of Holdings (assuming conversion of the Preferred Stock). Both the CD&R Investor and Deere are selling stockholders in this offering.

Following the CD&R Acquisition, we have revitalized our acquisition strategy and have acquired eight businesses in the last 18 months, with a total net sales contribution of more than $250 million.

Our Products and Markets

Our ability to provide a broad range of products is essential to our success. We believe we offer the industry’s most comprehensive portfolio of landscape products with over 90,000 SKUs from more than 2,900 suppliers. Our product portfolio includes irrigation, fertilizer & other, control products, landscape accessories, nursery goods, hardscapes and outdoor lighting products. In each of the 2014 Fiscal Year, 2013 Predecessor Period and 2013 Successor Period and 2012 Fiscal Year, sales of irrigation, fertilizer & other and control products each accounted for 10% or more of our net sales.

Our customers value our product breadth and geographic reach, as well as our on-site expertise and consultative services. While pricing is important to our customers, availability, convenience and expertise are also important factors in their purchase decisions. In addition to other capabilities, our ability to offer the significant yard space and special equipment that items such as nursery goods and hardscapes require provides us with a competitive advantage over many competitors who offer a more limited selection of product categories.

See Note 13 to our audited financial statements included in this prospectus for more information on our net sales in the maintenance (fertilizer & other and control products), irrigation and outdoor lighting, landscape accessories and hardscapes and nursery goods categories.

Irrigation

Our irrigation products include controllers, valves, sprinkler heads and irrigation and drainage pipes. The market for irrigation products has historically provided stable growth and is driven primarily by new home construction and maintenance of existing irrigation systems. We believe water conservation regulations and rising consumer interest in more complex decorative and functional landscaping will continue to drive demand for upgraded irrigation systems.

Fertilizer & Other

Our fertilizer & other products include fertilizer, grass seed and ice melt products. Fertilizer products are sold to the maintenance end market and accordingly are relatively stable through economic cycles.

Control Products

Our control products are specialty products that include herbicides, fungicides, rodenticides and other pesticides. Similar to fertilizer products, control products sales are strongly tied to the maintenance end market and accordingly are relatively stable through economic cycles. We expect that future growth for control products will be aided by the introduction of new bio-pesticides derived from natural materials.

Landscape Accessories

Our landscape accessories products include mulches, soil amendments, tools and sod. Landscape accessories are typically sold in combination with other landscape supply products. As a result, sales of these accessories are tied to sales of spreaders and sprayers used to apply fertilizers and control products, as well as sales of nursery goods and hardscape products.

Nursery Goods

Our nursery goods include deciduous shrubs, evergreen shrubs and trees, ornamental trees, shade trees, both field grown and container-grown nursery stock and hundreds of plant species and cultivars available in a number of heights and bloom colors. We believe increased demand for nursery goods will be driven by the rising interest in outdoor living spaces, including patios, outdoor kitchens, open-air living rooms and decks that extend the living space to the outdoors. We also believe the nursery goods category represents a growth opportunity due to its size and our relatively low penetration of the market to date.

Outdoor Lighting

Our outdoor lighting products include accent lights, dark lights, path lights, up lights, down lights, wall lights and pool and aquatic area lighting. Outdoor lighting products were expected to grow at an estimated 8.3% through 2019, according to Freedonia, due in part to growing trends in outdoor living and an interest in improving the exterior appearance of homes. In addition, the recent shift from AC to low voltage DC power sources and advances in LED technology are expected to contribute to additional demand for outdoor lighting products.

Hardscapes

Hardscapes include paving stones, blocks and other durable materials. According to Freedonia, the hardscape market was expected to grow at an estimated CAGR of 7.3% through 2019. We believe that this trend, combined with our relatively low market share in hardscapes, provides us with a significant growth opportunity.

Proprietary Branded Products

In addition to distributing branded products of third parties, we offer products under our proprietary brands. Sales of LESCO and Green Tech together accounted for approximately 26% of our 2014 Fiscal Year net sales, the large majority of which is attributable to LESCO.

LESCO

We acquired LESCO and its associated brands in 2007. LESCO is a premium product and maintains strong brand awareness with golf and professional landscape contractors.

Under the LESCO brand, we offer formulations of fertilizer (liquid and granular), combination products (pesticides on a fertilizer carrier), control products (liquid and granular pesticides), specialty chemicals, turf seed, application equipment (engine powered and walk behind or other non-engine powered), paint, maintenance products like engine oil, windshield washer, ice melt, trimmer line and soil tests. In 2015, we introduced Basic Seed and Basic Nutrition, “sub-brands” of LESCO, under which we offer fertilizer and landscape accessories. LESCO products are sold through our branches and retail outlets such as Home Depot and Ace Hardware.

Green Tech

Green Tech offers pre-packaged landscape and irrigation management solutions that are designed to help customers manage and conserve water. Green Tech’s core product lines include central irrigation control systems, solar assemblies, fertilizer injection systems, irrigation pumps and hand-held remote control equipment.

Services

We offer a variety of complementary, value-added services to support the sale of our products. We do not derive separate revenue for these services, but we believe they are an important differentiator in establishing our value proposition to our customers.

Product Knowledge and Technical Expertise

Consultative services provided by our local staff, many of whom are former landscape contractors or golf course superintendents, include product selection and support, assistance with design and implementation of landscape projects and potential sales leads for new business opportunities. Our SiteOne University program provides customers with access to substantive training and informational seminars that directly support the growth of their businesses. The program includes technical training, licensing, certifications and business management seminars. In addition, our product category experts provide technical knowledge on the features and benefits of products we provide as well as on job installation techniques.

Project Services

We partner with our customers by providing consultative services to help them save time, money and effort in bidding for new projects and for new landscape installations. Our regionally based project services teams specialize in quoting, estimating and completing sales for customers who compete in the commercial construction sector. Other services provided by our project services teams include specifications assistance and irrigation design.

Partners Program

We also offer a loyalty program, our Partners Program, which had more than 8,000 enrolled customers as of June 28, 2015 and provides business and personal rewards, access to preferred business services and technical training and support. Reward points may be spent, for example, on equipment purchases, credit awards, trips and special events, gift cards to major retailers and SiteOne University courses and educational events. Access to preferred business services includes, for example, payroll and select human resources services, cell phone services, office supplies, auto and fleet insurance and fuel rebates. For the 2014 Fiscal Year, Partners Program participants accounted for approximately 43% of our net sales.

Operational Structure

Our operational philosophy is to create local area teams and branch networks specifically designed to best meet our customers’ needs at the local market level, while supporting these teams with the resources of a large company delivered through regional and divisional management, including company-wide corporate functions.

At the local market level, we organize our 460 branches and 300 outside sales representatives into 46 designated “areas” that each serve a defined geography, typically a large MSA or a combination of MSAs in close proximity. Area managers are responsible for organization and talent planning, branch operations, sales strategy and product delivery strategy. Area managers are supported by an area business manager responsible for executing the local market strategies and key initiatives to grow sales and profitability. Branch managers report to the area manager, while outside sales representatives report to the area manager directly.

We support our 460 branches and 46 areas with regional management and company-wide corporate functions providing: management of business performance; development and execution of local strategies; sharing of best practices; execution and integration of acquisitions; finance and accounting expertise (credit/collections, payables); category management and procurement; supply chain (planners, buyers); pricing strategies; marketing; and information technology. All of our branches are integrated on a single technology platform, allowing us to leverage our full operational scale for procurement, inventory management, financial support, data analytics and performance reporting.

Sales

We are the largest and only national wholesale distributor of landscape supplies in the United States, and we have a growing presence in Canada. We have an extensive North American platform of 460 branch locations in 44 states and five provinces. Approximately 97% of our 2014 Fiscal Year net sales were within the United States.

Our approximately 300 sales representatives and approximately 2,200 field employees have regular interaction with our customers due to the recurring nature of landscape services and the fact that most contractors tend to buy products on an as-needed basis. We rely heavily on local teams for sales, marketing and strategy execution, with our strategic marketing initiatives supported by company-wide customer analytics and programs in order to drive acquisition and retention of customers. Our high-touch customer service model strengthens relationships, builds loyalty and drives repeat business with our customers.

Our outside salesforce is organized by geographic area and specialty. Each area maintains a number of outside sales representatives who drive sales growth on behalf of several branches across a variety of accounts from landscape contractors to municipal agencies. We also maintain a salesforce of agronomic sales representatives who are focused on growing sales to the golf industry.

We have a national account sales organization which leads sales strategy and execution for our largest national and regional customers. The national sales team is organized around four different market sectors: landscape and grounds maintenance, golf, retail and international. Each national account manager is responsible for a group of large accounts and coordinates our business with them both nationally and locally through our local sales representatives. National account managers negotiate national programs with our largest customers in order to increase our share of their business.

Pricing

Our pricing strategy is developed nationally and deployed locally with input from regional and area managers to adjust for market-specific conditions. Depending upon the local competitive dynamics, pricing can be tailored to the region, market or customer level as needed. Our pricing team monitors market supply and demand trends that impact our supplier community and customer base and is able to adjust pricing based upon those trends in order to remain competitive.

Category Management

Our category management initiatives are developed at the national level, with input from local and regional level management. We track product demand, market size and share and we use this information to improve our product mix and select appropriate suppliers. We believe these initiatives enable us to provide improved service to customers and drive supply chain efficiencies, leading to increased market share and margin growth. We have a dedicated team for each category, which enables us to build specific category strategies that are nationally based but can be, through a series of menu options, tailored to support a specific region or area.

Marketing

Our marketing department is integral to our strategy and helps drive the business through brand management, print marketing, including catalogs and promotional fliers, and digital marketing, which includes search engine optimization and website development. Our marketing department is also responsible for customer management and is focused on developing ways to successfully acquire, retain and reactivate customers. We also focus on branch merchandising by evaluating our customers’ buying patterns and seeking opportunities to show case products that we believe will attract customer interest and help promote our “one-stop” shop capabilities.

Distribution Network

We use two distribution models to offer a comprehensive selection of products and meet the needs of each local market.

Branches

Our branch network is the core of our operations. Our branches receive products in large quantities from our suppliers. Once received from suppliers, products are stored and merchandised in smaller, less-than-truckload quantities for sale to our customers. Our branches provide various services such as repackaging several product types required by our customers for a particular job.

Branches are strategically located near residential areas with good highway access. In-store merchandising displays are utilized to emphasize product features and seasonal promotions. We primarily lease 5,000 to 15,000 square foot facilities in both freestanding and multi-tenant buildings, with secured outside storage yards averaging from 10,000 to 20,000 square feet in some branches.

Our branch network connects large landscape product producers with smaller volume landscape contractors whose consumption patterns tend to make them uneconomical to be served directly by producers. The breadth of our landscape product offerings allows us to provide customers with complete solutions for their project needs as they are able to obtain small volumes of many different products from us more efficiently and economically than if they dealt directly with multiple suppliers or distributors. Our network of branches allows us to service most customers from multiple locations and also enables us to move products efficiently and economically throughout our branch system to service customers on a timely basis.

The majority of our branches carry multiple product categories but do not carry all of them. Branches that carry our full product lines combine our regular branch facilities with large 8-to-15 acre yards suitable for nursery goods and hardscape products. Yards are well equipped to manage truckload-purchased landscape, nursery and hardscape products and can maintain a diverse variety of greenhouse and nursery plants. All locations offering nursery goods have water distribution systems to maintain inventories, and many of these locations have access to municipal water supply, wells or ponds.

Direct Distribution

Our direct distribution business provides point-to-point logistics for full truckloads or larger quantities of landscape products between producers and customers. Our direct distribution business provides customers with sourcing and logistics support services for inventory management and delivery, in many cases more economically than the producers might otherwise provide. We believe that producers view us not as competitors but as providers of a valuable service, brokering these large orders through the use of our network. We typically do not maintain inventory for direct distribution but rather use our existing producer relationships, marketing expertise and ordering and logistics infrastructure to serve this demand, requiring less working capital investment for these sales. Approximately 10% of our 2014 Fiscal Year net sales were from direct distribution.

Direct distribution is preferred for contractors with large projects, typically designed by professional landscape architects. Contractors work hand-in-hand with our outside sales and inside sales teams, including project planning support with material take-offs, product sourcing and bid preparation. Using our large vendor network, our associates arrange convenient direct shipments to jobs, coordinated and staged according to each phase of construction. This distribution channel primarily handles bulk nursery, agronomic, landscape and hardscape products.

Construction Sectors

We supply products primarily to contractors in the residential, commercial and recreational & other construction sectors. Approximately 55% of our 2014 Fiscal Year net sales derived from the residential sector, 30% from the commercial sector and 15% from the recreational & other construction sector.

Residential

Our residential sector includes installation work (e.g., irrigation systems, nursery goods, outdoor lighting, hardscapes, etc.) for new single-family and multi-family housing as well as repair, upgrade and maintenance activities for existing homes. Demand in our residential sector is primarily influenced by general economic conditions, population growth, employment levels, mortgage rates and consumer spending. Many of the customers we serve in this sector are small, local landscape service companies and installers.

Commercial

Our commercial sector includes products for landscape installation, repair, upgrade and maintenance for non-residential buildings, such as office space, hotels, retail centers, manufacturing plants, warehouses, schools, hospitals and government facilities. The key drivers for this sector are general levels of economic activity, vacancy rates and government spending. Customers in this sector include small, private landscape contractors as well as larger, more regionally-focused landscape firms.

Recreational & Other

Our recreational sector consists primarily of the sale of maintenance products to golf courses. We also include within this sector our sales to other recreational facilities, such as parks, athletic fields and outdoor resorts; sales to infrastructure-related projects for federal, state and municipal governments; and sales to other customers unrelated to residential or commercial construction. Key drivers of this sector are consumer confidence, levels of recreational activity and government spending. A large proportion of the customers in this sector are facility operators who buy directly from us instead of using an intermediary landscape contractor.

End Markets

Our sales can be broken down into three separate end markets: (1) landscape maintenance, (2) the installation of landscape materials for new construction and (3) the repair and upgrade of existing landscaping. These categories accounted for 47%, 36% and 17%, respectively, of our 2014 net sales.

Maintenance

We sell a variety of items that are designed to maintain the health of existing landscaping, such as fertilizers and control products, pesticides and herbicides. Ice melt is also a significant maintenance product that is used to maintain walkways and driveways during cold weather periods. Our maintenance sales tend to be more stable through economic cycles than our sales for either the new construction or repair and upgrade end markets.

New Construction

We sell a variety of products that are frequently installed during the construction of new single-family or multi-family residences. These items typically include irrigation systems, nursery goods, outdoor lighting and hardscapes. These products are also frequently installed by our customers during the construction of non-residential buildings, such as commercial office space and retail centers, though often on a much larger scale. Our sales and service associates have significant expertise and tools available to assist customers with the planning and design of new landscape installations, including irrigation networks, which positively differentiates us from competitors and creates substantial value for our customers.

Repair and Upgrade

Similar to new construction, repair and upgrade of existing landscaping is common and can be triggered by a number of potential factors and events, including changing consumer preferences, home prices, environmental regulations, weather damage, product obsolescence and technological improvements. In particular, a recent or pending sale of a home has been cited as a key driver of residential repair and upgrade activity. The same types of products we sell for new construction are generally sold to our customers for repair and upgrade projects.

Customers

Our customers are primarily residential and commercial landscape professionals who specialize in the design, installation and maintenance of lawns, gardens, golf courses and other outdoor spaces. Our customer base consists of more than 175,000 firms and individuals, with our top 10 customers accounting for approximately 6% of our 2014 Fiscal Year net sales, with no single customer accounting for more than 3% of net sales. Small customers, with purchases of up to $10,000, made up 19% of our 2014 Fiscal Year net sales. Medium customers, with purchases between $10,000 and $200,000, made up 55% of our 2014 Fiscal Year net sales. Large customers, with purchases over $200,000, made up 26% of our 2014 Fiscal Year net sales. Some of our largest customers include BrightView, The Home Depot, Davey Tree Expert Company and TruGreen. Distribution of our LESCO proprietary branded products on a wholesale basis to retailers represented approximately 1% of our 2014 Fiscal Year net sales.

Suppliers

Our market leadership, coast-to-coast market presence, broad product selection and extensive technical expertise have allowed us to develop strong relationships with our suppliers. Our size and broad national network make us an attractive partner for many industry-leading manufacturers, which has allowed us to maintain strong, long-term relationships with our supply base. Our scale advantages also lead to larger volume-based rebates, and we believe we are generally able to negotiate more favorable purchasing terms than many of our smaller competitors in the industry.

We source our products from more than 2,900 suppliers, including the major irrigation equipment manufacturers, turf and ornamental fertilizer/chemical companies, and a variety of suppliers who specialize in nursery goods, outdoor lighting, hardscapes and other landscape products. Some of our largest suppliers include Hunter, Rain Bird, Toro, Oldcastle, Bayer, Syngenta, BASF, Dow AgroSciences, Vista and NDS. Purchases from our top 10 suppliers accounted for approximately 42% of total purchases for our 2014 Fiscal Year.

Irrigation	Fertilizer & Other	Control Products	Landscape Accessories	Nursery Goods	Hardscapes	Outdoor Lighting
•Hunter •Rain Bird •Toro	•Knox •Dupont •Lebanon	•Syngenta •Dow AgroSciences •BASF •Bayer	•Garick •Corona •NDS	•Flowerwood Nursery •Monrovia Growers	•Oldcastle •Pavestone	•Vista •FX Luminaire

We generally procure our products through purchase orders rather than under long-term contracts with firm commitments. We work to develop strong relationships with a select group of suppliers that we target based on a number of factors, including brand and market recognition, price, quality, product support and service, service levels, delivery terms and their strategic positioning. We generally have annual supplier agreements, and while they generally do not provide for specific product pricing, many include volume-based financial incentives that we earn by meeting or exceeding target purchase volumes. Our ability to earn these volume-based incentives is an important factor in our financial results. In limited cases, we have entered into supply contracts with terms that exceed one year for the manufacture of our LESCO branded fertilizer and some nursery goods and grass seed, which may require us to purchase products in the future.

Competition

The majority of our competition comes from other wholesale landscape supply distributors. Among wholesale distributors, we primarily compete against a small number of regional distributors and many small, local, privately-owned distributors. Some of our competitors carry several product categories, while others mainly focus on one product category such as irrigation, fertilizer/control, nursery goods or hardscapes. SiteOne is one of the only wholesale distributors which carries the full line of irrigation, fertilizer & other, control products, landscape accessories, nursery goods, hardscapes and outdoor lighting products.

We believe our top nine largest competitors include Ewing, Horizon Distributors (a subsidiary of Pool Corporation), Imperial Sprinkler Supply, Central Turf & Irrigation Supply, Atlantic Irrigation, Reinders, Hydro-Scape, FIS Outdoor and Longhorn.

We believe smaller, regional or local competitors still comprise approximately 90% of the landscape supply industry based on 2014 net sales. The principal competitive factors in our business include, but are not limited to, location, availability of materials and supplies, technical product knowledge and expertise, advisory or other service capabilities, delivery capabilities, pricing of products and availability of credit.

Properties

Our corporate headquarters are located on leased premises at Mansell Overlook, 300 Colonial Center Parkway, Suite 600, Roswell, Georgia 30076. Our corporate headquarters is approximately 27,000 square feet and the lease will expire in April 2026.

We and our operating companies own and lease a variety of facilities in 44 states and five provinces for branch operations, offices and storage. We primarily lease 5,000 to 15,000 square foot facilities in both freestanding and multi-tenant buildings, with secured outside storage yards averaging from 10,000 to 20,000 square feet in some branches. The significant majority of our facilities are subject to operating leases, and we own 15 properties. As of the date of this prospectus, we operated 460 branches in the following locations:

State /Province	Number of Locations	State /Province	Number of Locations
Florida	50	Wisconsin	5
Texas	37	Colorado	4
California	36	New Hampshire	4
North Carolina	28	Oregon	4
Massachusetts	21	Utah	4
New Jersey	20	Hawaii	3
Michigan	18	Idaho	3
Georgia	16	Kentucky	3
Ohio	16	Nebraska	3
Illinois	15	Delaware	2
New York	15	Iowa	2
Pennsylvania	15	Louisiana	2
Maryland	13	Arkansas	1
Connecticut	12	Maine	1
South Carolina	12	Mississippi	1
Virginia	12	New Mexico	1
Indiana	11	Nevada	1
Tennessee	11	Rhode Island	1
Alabama	10	South Dakota	1
Missouri	7	British Columbia	4
Minnesota	6	Ontario	4
Oklahoma	6	Alberta	2
Arizona	5	Manitoba	1
Kansas	5	Saskatchewan	1
Washington	5

Employees

As of June 28, 2015, we had approximately 2,750 associates, none of whom were affiliated with labor unions. We believe that we have good relations with our associates. Additionally, we believe that the training provided through our development programs and our entrepreneurial, performance-based culture provides significant benefits to our associates. Approximately 90% of our associates are employed on a full-time, year-round basis. Our employee count currently includes approximately 300 seasonal associates, who are temporarily employed due to the weather-dependent nature of our business.

Our Brand

We will stop using variations on the Deere name and logo by December 31, 2015. As a result, we are rebranding our company to “SiteOne Landscape Supply,” which we believe highlights the benefits of our “one-stop” shop business model, whereby professional landscape contractors can fulfill their landscape product needs in one place. We expect to shift our advertising and marketing materials to the SiteOne brand name during the fourth quarter of 2015.

We believe that our strong customer and supplier relationships will lead to the rapid acceptance of our new brand that supports our mission of providing top quality services and products to our customers.

Service Marks, Trademarks and Trade Names

We hold various trademark registrations, including LESCO, which we consider important to our marketing activities. We are currently in the process of registering our new trademark, SiteOne Landscape Supply, and expect to complete the trademark registration process before the end of October 2015. Generally, registered trademarks have a perpetual life, provided that they are renewed on a timely basis and continue to be used properly as trademarks. We intend to maintain these trademark registrations so long as they remain valuable to our business. In addition, other than commercially available software licenses, we do not believe that any of our licenses for third-party intellectual property are material to our business, taken as a whole.

Weather Conditions and Seasonality

In a typical year, our operating results are impacted by seasonality. Typically, our net sales and net income have been higher in the second and third quarters of each fiscal year due to favorable weather and longer daylight conditions during these quarters. Our net sales have been significantly lower in the first and fourth quarters due to lower landscaping, irrigation and turf maintenance activities in these quarters, and we have typically incurred net losses in these quarters. Seasonal variations in operating results may also be significantly impacted by inclement weather conditions, such as snow or rain, which can not only impact the demand for certain products like fertilizer and ice melt but also delay construction projects where our products are used.

Regulatory Compliance

Government Regulations

We are subject to various federal, state, provincial and local laws and regulations, compliance with which increases our operating costs, limits or restricts the products and services we provide or the methods by which we offer and sell those products and services or conduct our business and subjects us to the possibility of regulatory actions or proceedings. Noncompliance with these laws and regulations can subject us to fines or various forms of civil or criminal prosecution, any of which could have a material adverse effect on our reputation, business, financial position, results of operations and cash flows.

These federal, state, provincial and local laws and regulations include laws relating to consumer protection, wage and hour, deceptive trade practices, permitting and licensing, state contractor laws, workers’ safety, tax, healthcare reforms, collective bargaining and other labor matters, environmental and employee benefits.

Environmental, Health and Safety Matters

We are subject to numerous federal, state, provincial and local environmental, health and safety laws and regulations, including laws that regulate the emission or discharge of materials into the environment, govern the use, handling, treatment, storage, disposal and management of hazardous substances and wastes, protect the health and safety of our employees and users of our products and impose liability for investigating and remediating, and damages resulting from, present and past releases of hazardous substances at sites we have ever owned, leased or operated or used as a disposal site.

In the United States, we are regulated under many environmental, health and safety laws, including the Comprehensive Environmental Response, Compensation and Liability Act, the Federal Environmental Pesticide Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Clean Air Act, the Clean Water Act and the Occupational Safety and Health Act, each as amended. Certain laws, such as those requiring the registration of herbicides and pesticides, and regulating their use, also involve the oversight of regulatory authorities and public health agencies. Although we strive to comply with such laws and have processes in place designed to achieve compliance, we may be unable to prevent violations of these or other laws from occurring. We could also incur significant investigation and clean-up costs for contamination at any currently or formerly owned or operated facilities, including LESCO’s manufacturing and blending facilities.

In addition, we cannot predict the effect of possible future environmental, health or safety laws on our operations. Changes in, or new interpretations of, existing laws, regulations or enforcement policies, the discovery of previously unknown contamination, or the imposition of other environmental liabilities or obligations in the future, including obligations with respect to any potential health hazards of our products, may lead to additional compliance or other costs.

Legal Proceedings

We are not currently involved in any material litigation or arbitration. We anticipate that, similar to the rest of the landscape supply industry, we will be subject to litigation and arbitration from time to time in the ordinary course of business. At this time, we do not expect any of these proceedings to have a material effect on our reputation, business, financial position, results of operations or cash flows. However, we can give no assurance that the results of any such proceedings will not materially affect our reputation, business, financial position, results of operations and cash flows.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information about our directors and executive officers as of September 23, 2015.

Name	Age	Present Positions
Paul S. Pressler	59	Chairman
Doug Black	50	Chief Executive Officer, Director
John Guthrie	50	Chief Financial Officer, Vice President and Secretary
Pascal Convers	50	Executive Vice President, Strategy, Development and Investor Relations
Ross Anker	52	Executive Vice President, Category Management, Marketing and IT
Briley Brisendine	45	Executive Vice President, General Counsel
Joseph Ketter	46	Senior Vice President, Human Resources
Kenneth A. Giuriceo	42	Director
John Lagemann	56	Director
Wes Robinson	50	Director
David H. Wasserman	48	Director

Paul S. Pressler has served as Chairman of the board of directors since December 2013. Mr. Pressler joined CD&R in 2009 and is currently Chairman of David’s Bridal, Inc. and served as Chairman of AssuraMed Holding, Inc. from 2010 to 2013. From 2002 to 2007, Mr. Pressler served as President and Chief Executive Officer of Gap Inc. Previously, he spent 15 years in senior leadership roles with The Walt Disney Company, including Chairman of the global theme park and resorts division, President of Disneyland and President of The Disney Stores. Mr. Pressler serves on the board of The DryBar, Inc. He holds a B.S. in Business Economics from the State University of New York at Oneonta. Mr. Pressler’s extensive executive and financial experience and experience as a director of other businesses qualify him to serve on our board of directors.

Doug Black has served as SiteOne’s Chief Executive Officer since April of 2014. Prior to joining SiteOne, Mr. Black was President and Chief Operating Officer of Oldcastle Inc., an integrated building materials manufacturer and distributor and a wholly owned subsidiary of Irish-based CRH plc. During his 18-year career with Oldcastle, Mr. Black led the company’s entry into building products distribution and then held several senior leadership roles including Chief Operating Officer and Chief Executive Officer of Oldcastle Architectural Products, and Chief Operating Officer and Chief Executive Officer of Oldcastle Materials. Prior to Oldcastle, Mr. Black’s business career began at McKinsey & Company in 1992 where he led strategy, sales force effectiveness and plant improvement projects in the telecommunications, airline, lumber, paper and packaging industries. While serving as a U.S. Army Engineer Officer from 1986 to 1990, he completed construction projects in the Southeastern U.S., Central America and South America. Mr. Black earned an M.B.A. from Duke University’s Fuqua School of Business as a Fuqua Scholar and a B.S. in Mathematical Science/Civil Engineering from the U.S. Military Academy, West Point, where he was an AP all-American fullback and NCAA Scholar Athlete. Mr. Black’s intimate knowledge of our day-to-day operations as Chief Executive Officer, his prior role as a management consultant and his extensive experience working in this industry qualify him to serve on our board of directors.

John Guthrie has served as SiteOne’s Chief Financial Officer, Vice President and Secretary since its divestiture from Deere in December 2013. Mr. Guthrie joined SiteOne as head of finance shortly after it was formed in 2001 and has been instrumental in helping SiteOne build its market leading position. In addition to his financial leadership role, Mr. Guthrie has also been responsible for Human Resources, Procurement, IT and Region Management. Mr. Guthrie joined SiteOne from Deere & Company where he held various positions in finance. Mr. Guthrie has also held positions in engineering and manufacturing at Commonwealth Edison and Turtle Wax. Mr. Guthrie earned B.S. in Chemical Engineering from the University of Illinois and an M.B.A. from the University of Chicago.

Pascal Convers joined SiteOne in July 2014 and serves as our Executive Vice President of Strategy, Development and Investor Relations. Prior to joining SiteOne, Mr. Convers held a number of senior leadership positions over the course of 10 years at CRH plc, a leading construction materials companies. From 2009 to 2014, he served as Senior Vice President of Strategy and Development for Oldcastle Materials, a division of CRH. He has also served as CRH’s Managing Director for concrete operations in France. Prior to CRH, Mr. Convers spent 13 years at Eastman Chemical Company, where he held senior leadership roles in Europe, North America and Asia Pacific. Mr. Convers holds a B.S. in Chemical Engineering from the National School of Chemistry in Rennes, France, an M.S. in Materials and Processing from Ecole Des Mines de Paris, and an M.B.A from Duke University.

Ross Anker joined SiteOne as Executive Vice President of Category Management, Marketing and IT in October of 2014. His responsibilities extended to include IT in May of 2015. Prior to joining SiteOne, Mr. Anker was Vice President of Category Management at HD Supply supporting the construction division, White Cap. From 1996 to 2006, he held the position of Senior Vice President of Product Management, Marketing, IT and 6 Sigma at MSC Industrial Supply. This role also included responsibility for the strategic team and two subsidiaries, Enco and SPI. In 1993, Mr. Anker founded a computer consultancy firm and supported customers such as RR Donnelly & Sons and MSC Industrial Supply. Prior to this, Mr. Anker held senior positions within a number consultancy firms in the United Kingdom. Mr. Anker holds a B.S. in Computer Science from North Staffordshire University in England.

Briley Brisendine joined SiteOne as Executive Vice President and General Counsel in September 2015. Prior to joining SiteOne, Mr. Brisendine spent 12 years at The Home Depot, Inc. (“The Home Depot”), where he held a number of senior leadership positions in the legal department. Most recently, he served as Vice President and Deputy General Counsel of The Home Depot, with responsibility for all legal issues related to securities and corporate governance, corporate finance, store operations, privacy, tax, real estate, international, M&A and general corporate matters. Mr. Brisendine also managed The Home Depot’s Risk Management department. Prior to joining The Home Depot, he spent seven years as an attorney at McKenna, Long & Aldridge, LLP, a national law firm, where he focused on securities, corporate governance and M&A matters. Mr. Brisendine holds a B.A. in finance from Wofford College and a Juris Doctorate from Walter F. George School of Law at Mercer University.

Joseph Ketter joined SiteOne as Senior Vice President of Human Resources in July 2015. Prior to joining SiteOne, Mr. Ketter served as the Executive Vice President of Human Resources for Graham Packaging, where he led global human resources. Previously, Mr. Ketter held a number of senior human resources leadership positions over the course of 19 years at Newell Rubbermaid, a leading manufacturer and marketer of consumer and commercial products. In his last role with Newell Rubbermaid (Senior Vice President of Human Resources—Development) he reported to the Chief Development Officer and provided strategic human resources support to multiple divisions. Mr. Ketter holds a B.A. in Human Resource Management and Management from Ohio University and graduated from Cooper Industries’ Employee Relations Training Program.

Kenneth A. Giuriceo has served as one of our directors since December 2013. Mr. Giuriceo has been with CD&R for 11 years. He leads or co-leads CD&R’s investments in SiteOne Landscape Supply, Inc., David’s Bridal, Inc., Healogics Holding Corp. and TruGreen Holding Corporation as he did with the investments in Envision Healthcare Holdings, Inc., Sally Beauty Holdings, Inc. and ServiceMaster Global Holdings, Inc. Prior to joining CD&R, Mr. Giuriceo worked in the Principal Investment Area and Investment Banking Division of Goldman, Sachs & Co. He is a director of David’s Bridal, Inc., Healogics Holding Corp., US Foods, Inc. and TruGreen Holding Corporation and a former director of Envision Healthcare Holdings, Inc., Sally Beauty Holdings, Inc. and ServiceMaster Global Holdings, Inc. Mr. Giuriceo earned a B.S. from Boston College and an M.B.A. from Harvard Business School. Mr. Giuriceo’s extensive executive and financial experience, knowledge of the capital markets, and experience as a director of other businesses qualify him to serve on our board of directors.

John Lagemann has served as one of our directors since December 2013. Mr. Lagemann is Senior Vice President, Sales & Marketing in the Agriculture and Turf Division of Deere, a position he has held since September 2012. In this position, John is responsible for sales and go-to market activities in the Americas and Australia, and Global Marketing Sales Services. Mr. Lagemann joined Deere as a marketing representative at the Kansas City Sales Branch in 1982. He worked with dealers and customers in various field assignments at the Kansas City Sales Branch until 1994. He was named Manager, Factory Marketing at John Deere Harvester Works in 1994 and became manager of Deere’s operations in Australia, New Zealand, and East Asia in 1999. Mr. Lagemann was named Vice President of Sales for the United States and Canada in 2002. In May 2009, he was appointed Vice President, Agriculture and Turf Sales and Marketing for the United States, Canada, Australia and New Zealand. Mr. Lagemann earned his bachelor’s degree in feed science and management and his M.B.A. from Kansas State University. Mr. Lagemann brings to our board his leadership, financial and core business skills, his extensive experience in marketing and his intimate knowledge of our business, all of which qualify him to serve on our board of directors.

Wes Robinson has served as one of our directors since December 2013. Mr. Robinson is currently Director, Corporate Business Development at Deere & Company and has been with Deere since 2007. In this role, Mr. Robinson leads global initiatives for all acquisitions, divestitures and joint ventures. From 2011 to 2013, he served Deere as Director, Global Corporate Finance. He has also served as Manager, Corporate Business Development. Before joining Deere, Mr. Robinson held leadership positions in business development at Purina Mills LLC and Koch Industries. Mr. Robinson holds a B.S. in Agriculture from Oklahoma State University and an M.B.A. from Vanderbilt University. Mr. Robinson’s intimate knowledge of our business and his experience at Deere give him beneficial insight into our capital and liquidity needs, in addition to our challenges, opportunities and operations, which qualify him to serve on our board of directors.

David H. Wasserman has served as one of our directors since December 2013. Mr. Wasserman has been with CD&R for 17 years and is a member of CD&R’s Management and Investment Committees. Mr. Wasserman is currently a director at Univar Inc., ServiceMaster Global Holdings, Inc. and Solenis International L.P. He previously served on the boards of Kinko’s, Inc., Covansys Corporation, Culligan Ltd., Hertz Global Holdings, Inc. and ICO Global Communications (Holdings) Limited. Before joining CD&R, Mr. Wasserman worked in the Principal Investment Area at Goldman, Sachs & Co. and as a management consultant at Monitor Company. He is a graduate of Amherst College and holds an M.B.A. from Harvard Business School. Mr. Wasserman’s extensive knowledge of the capital markets, experience as a management consultant and experience as a director of other distribution businesses with nationwide locations give him beneficial insight into our capital and liquidity needs, in addition to our challenges, opportunities and operations and qualify him to serve on our board of directors.

Board Composition and Director Independence

Our board of directors is currently composed of six directors. Prior to the completion of this offering, we expect to appoint an additional director, who is expected to be “independent” under the rules of the NYSE and the Exchange Act, to our board of directors so that our board will be composed of seven directors. Our amended and restated certificate of incorporation will provide for a classified board of directors, with members of each class serving staggered three-year terms. We will have         directors in Class I (            ),             directors in Class II (            ) and             directors in Class III (            ). Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. See “Description of Capital Stock—Anti-Takeover Effects of our Certificate of Incorporation and By-Laws—Classified Board of Directors.”

In addition, under the amended stockholders agreement, the CD&R Investor and Deere will have the right to designate nominees for our board of directors, whom we refer to as the CD&R Designees and Deere Designees, respectively, subject to the maintenance of specified ownership requirements. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Our board of directors is led by our non-executive Chairman, Mr. Pressler, a CD&R Designee. The amended stockholders agreement will provide that a CD&R Designee will serve as our Chairman of the board of directors as long as the CD&R Affiliates own at least 15% of the outstanding shares of our common stock.

The number of members on our board of directors may be fixed by resolution adopted from time to time by the board of directors. Subject to our amended stockholders agreement, any vacancies or newly created directorships may be filled only by the affirmative vote of a majority of directors then in office, even if less than a quorum, or by a sole remaining director. Each director shall hold office until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal.

With respect to any vacancy of a CD&R-designated or Deere-designated director, the CD&R Investor and Deere, respectively, will have the right to designate a new director for election by a majority of the remaining directors then in office.

Our board of directors has determined         is “independent” as defined under the applicable stock exchange rules and the Exchange Act and rules and regulations promulgated thereunder.

Controlled Company

After the completion of this offering, we anticipate that the CD&R Investor and Deere will control a majority of the voting power of our outstanding common stock. The CD&R Investor and Deere will collectively own approximately     % of our common stock (or approximately     % if the underwriters exercise in full their option to purchase additional shares) after the completion of this offering. Accordingly, we expect to qualify as a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain NYSE corporate governance standards, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that our nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance rules and requirements. The “controlled company” exception does not modify audit committee independence requirements of Rule 10A-3 under the Exchange Act and the NYSE rules.

Board Committees

Our board of directors maintains an Audit Committee and a Compensation Committee. Upon the listing of our common stock, our board of directors will also maintain a Nominating and Corporate Governance Committee. Under the NYSE rules, we will be required to have one independent director on our Audit Committee during the 90-day period beginning on the date of effectiveness of the registration statement filed with the SEC in connection with this offering. After such 90-day period and until one year from the date of effectiveness of the registration statement, we are required to have a majority of independent directors on our Audit Committee. Thereafter, our Audit Committee is required to be composed entirely of independent directors.

As a NYSE controlled company, we are not required to have independent Compensation or Nominating and Corporate Governance Committees. The following is a brief description of our committees.

Audit Committee

Our Audit Committee is responsible, among its other duties and responsibilities, for overseeing our accounting and financial reporting processes, the audits of our financial statements, the qualifications and independence of our independent registered public accounting firm, the effectiveness of our internal control over financial reporting and the performance of our internal audit function and independent registered public accounting firm. Our Audit Committee reviews and assesses the qualitative aspects of our financial reporting, our processes to manage business and financial risks, and our compliance with significant applicable legal, ethical and regulatory requirements. Our Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The charter of our Audit Committee will be available without charge on the investor relations portion of our website upon the listing of our common stock.

Upon the listing of our common stock, the members of our Audit Committee are expected to be         (Chairman),             and             . Our board of directors has designated             and             as “audit committee financial experts,” and each of the three members has been determined to be “financially literate” under the NYSE rules. Our board of directors has also determined that             is “independent” as defined under the applicable stock exchange rules and the Exchange Act and rules and regulations promulgated thereunder.

Compensation Committee

Our Compensation Committee is responsible, among its other duties and responsibilities, for reviewing and approving all forms of compensation to be provided to, and employment agreements with, the executive officers and directors of our company and its subsidiaries (including the Chief Executive Officer), establishing the general compensation policies of our company and its subsidiaries and reviewing, approving and overseeing the administration of the employee benefits plans of our company and its subsidiaries. Our Compensation Committee also periodically reviews management development and succession plans. The charter of our Compensation Committee will be available without charge on the investor relations portion of our website upon the listing of our common stock.

Upon the listing of our common stock, the members of our Compensation Committee are expected to be         (Chairman),             and             . In light of our status as a “controlled company” within the meaning of the corporate governance standards of the NYSE following this offering, we are exempt from the requirement that our Compensation Committee be composed entirely of independent directors under listing standards applicable to membership on the Compensation Committee, with a written charter addressing the committee’s purpose and responsibilities and the requirement that there be an annual performance evaluation of the Compensation Committee. We intend to establish a sub-committee of our Compensation Committee consisting for purposes of approving any compensation that may otherwise be subject to Section 162(m) of the Internal Revenue Code of 1986, as amended.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee will be responsible, among its other duties and responsibilities, for identifying and recommending candidates to the board of directors for election to our board of directors, reviewing the composition of the board of directors and its committees, developing and recommending to the board of directors corporate governance guidelines that are applicable to us, and overseeing board of directors evaluations. The charter of our Nominating and Corporate Governance Committee will be available without charge on the investor relations portion of our website upon listing of our common stock.

Upon the listing of our common stock, the members of our Nominating and Corporate Governance Committee are expected to be         (Chairman),             and             . In light of our status as a “controlled company” within the meaning of the corporate governance standards of the NYSE following this offering, we are exempt from the requirement that our Nominating Committee be composed entirely of independent directors, with a written charter addressing the committee’s purpose and responsibilities and the requirement that there be an annual performance evaluation of the Nominating Committee.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee currently are Paul Pressler, David Wasserman and John Lagemann. See “Certain Relationships and Related Party Transactions” for a discussion of agreements among Holdings, CD&R, the CD&R Investor and Deere.

Code of Conduct and Financial Code of Ethics

Prior to the completion of this offering, we will adopt a Financial Code of Ethics that applies to the CEO, CFO and Controller, or persons performing similar functions, and other designated officers and associates, including the primary financial officer of each of our business units and the Treasurer. We will also have a Code of Conduct applicable to all of our directors, officers and associates. The Financial Code of Ethics and Code of Conduct each will address matters such as conflicts of interest, confidentiality, fair dealing and compliance with laws and regulations. The Financial Code of Ethics and the Code of Conduct will be available without charge on the investor relations portion of our website upon the listing of our common stock.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

This compensation discussion and analysis provides information regarding our compensation philosophies, plans and practices and the governance of those matters. This section also provides information about the material elements of compensation that were paid to or earned by our “named executive officers” (“NEOs”) for our fiscal year ending December 28, 2014. Our named executive officers for 2014 were our current and former principal executive officers, our principal financial officer and our other executive officer:

•	Doug Black, President and Chief Executive Officer (starting April 28, 2014)

•	John Guthrie, Chief Financial Officer

•	David P. Werning, Former Chief Executive Officer (until April 28, 2014)

•	Pascal Convers, Executive Vice President, Strategy & Development (starting July 17, 2014)

Compensation Philosophy and Objectives; Role of Compensation Committee

We seek to provide compensation and benefit programs that support our business strategies and objectives by attracting, retaining and developing individuals with necessary expertise and experience. Our incentive programs are designed to encourage performance and results that will create value for us and our shareholders while avoiding unnecessary risks.

Our Compensation Committee is responsible for reviewing and approving the compensation and benefits of our employees (including our NEOs), directors and certain consultants, authorizing and ratifying stock incentive compensation and other incentive arrangements, and authorizing employment and related agreements. Pursuant to the terms of the investment agreement between CD&R and Deere, the Compensation Committee approved compensation programs for 2014 that were consistent with that of Deere’s compensation programs for our business prior to the closing of the CD&R Acquisition.

The executive compensation programs are intended to create a performance culture geared toward customer satisfaction and retention. In particular, the executive compensation programs have the following objectives:

•	To reward our executives commensurate with their performance, experience and capabilities.

•	To induce our executives to invest in the Company in order to align their interests with the interests of our owners and allow our executives to share in our owners’ success.

•	To enable us to attract and retain top executive talent.

Elements of Our Executive Compensation Program

During our 2014 Fiscal Year, the compensation program for executives, including our NEOs, consisted of salary, short-term cash incentive compensation, long-term equity incentive compensation and certain benefits. Set forth below is a chart outlining each element of our compensation program for our executive officers, the objectives of each component, and the key measures used in determining each component.

Pay Component	Objective of Pay Component	Key Measure
Base Salary	• Provide competitive pay and reflect individual contributions	• Current compensation relative to the market • Individual performance

Annual Cash Incentives	• Reward achievement of short-term business objectives and results	• Corporate EBITDA and corporate revenue goals

Equity Awards	• Stock options to align executive and shareholder interests • Stock purchase opportunities to create “buy in” and immediate stock ownership • Create “ownership culture” • Provide retention incentives	• Stock price appreciation • Continuation of employment

Benefits	• Health, disability and life insurance, 401(k) retirement plan and other employee benefits provide a safety net of protection in the case of illness, disability, death or retirement.	• Generally, competitive benefits relative to market

A description of each component of compensation for the NEOs in the 2014 Fiscal Year is below, including a summary of the factors considered in determining the applicable amount payable or achievable under each component.

Determination of Executive Officer Compensation

Base Salary

Base salaries are set to attract, retain and reward executive talent. The determination of any particular executive’s base salary is based on personal performance, experience in the role, market rates of pay for comparable roles, the significance of the role to the company and the availability of such executives. Each year, the Compensation Committee considers “merit” salary increases for our executives generally, including our NEOs. In addition, employees receive salary increases as they are promoted to reflect their more significant roles. The salary paid to each of our NEOs in our 2014 Fiscal Year is shown in the “Summary Compensation Table” following this Compensation Discussion and Analysis.

Annual Cash Incentives

Our annual cash incentives are designed to focus our NEOs on achieving planned results against key financial metrics for us as a whole. By conditioning a significant portion of our NEOs’ potential total cash compensation on achievement of annual financial performance, we reinforce our focus on achieving profitable growth. All of our NEOs are eligible to receive cash incentive bonuses based on achievement of annual financial performance targets that are approved by the Compensation Committee.

For 2014, our annual incentive program was based on the Deere fiscal year, from November 1, 2013 through October 31, 2014, and bonuses were paid in December 2014. In accordance with the Investment

Agreement entered into by the CD&R Investor and Deere in connection with the CD&R Acquisition, our performance metrics and payout targets for the 2014 annual incentive program were consistent with that of Deere’s performance metrics and targets for our business prior to the consummation of the CD&R Acquisition. The performance goals for our NEOs were Corporate EBITDA and corporate revenue. As described below under “—Additional Bonuses,” each of our NEOs (other than Mr. Werning) also received an additional discretionary bonus for the stub period of November and December 2014, in connection with Landscape’s transition to a fiscal year ending on the last Sunday nearest December 31.

For purposes of calculating the payouts under the 2014 annual incentive plan:

•	Corporate EBITDA was calculated using the EBITDA for Landscape for the period from November 1, 2013 to October 31, 2014, as further adjusted for items such as stock-based compensation expense, related party management fees, loss (gain) on sale of assets, other non-cash items, other non-recurring (income) and loss.

•	Corporate Revenue was calculated using the Company’s total net sales for the period from November 1, 2013 to October 31, 2014, excluding the revenue attributable to acquisitions completed within such period.

Each NEO had a target incentive opportunity expressed as a percent of eligible earnings. There was also a range of payout opportunities such that the NEOs could earn no incentive (for performance below a threshold level) or above their target incentive (for performance above the target level). There was a maximum payout opportunity on the revenue component equal to 150% of target, but the Corporate EBITDA component was uncapped. Payouts at performance levels between threshold, target and maximum were based on interpolation.

The 2014 annual bonus plan award paid to each of our NEOs, including the amount (if any) attributable to November and December 2013, is shown in the “Summary Compensation Table” following this Compensation Discussion and Analysis under the “Non-Equity Incentive Plan Compensation” column. The tables below for each NEO show the 2014 performance goals, the Company’s achievement against those goals and the bonus percent and payment earned by each NEO as a result of actual achievement of the performance goals.

2014 Performance Results

Performance Goals	Weight	2014 Target	% Goal Achieved	% Payout Earned
Corporate EBITDA	65%	$70,000,000	99.7%	99.7%
Corporate Revenue	35%	$1,165,000,000	101.2%	101.2%

Weighted Average Payout				100.2%

2014 Short-Term Incentive Payouts

	Target Incentive Opportunity		Actual Incentive Paid
Executive	% of Salary (1)	$ Bonus (1)	% of Target	$ Bonus
Doug Black	125%	$400,000	100.2%	$400,840
John Guthrie	50%	$110,352	100.2%	$110,584
Pascal Convers	50%	$40,962	100.2%	$41,048
David Werning	100%	$325,307	100.2%	$325,990	(2)

(1)	Based on eligible earnings for the time employed during the covered bonus plan period from November 1, 2013 until October 31, 2014. Reflects a partial year for Mr. Black (hired April 28, 2014) and Mr. Convers (hired July 17, 2014).
(2)	Mr. Werning’s 2014 annual bonus plan award was paid at the same time as the Company paid bonus plan awards to its other executives. See “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—David Werning Letter Agreement” below.

Additional Cash Bonuses

In addition to the 2014 annual bonus, the Compensation Committee approved bonuses for the period of November and December 2014 in order to “normalize” the compensation year of our employees, including the NEOs, as Landscape transitioned from a fiscal year ending October 31 to a fiscal year ending on the Sunday nearest to December 31 in each year. The amounts of these bonuses were based on the target annual incentive for 2014, prorated for the two months of the “stub” fiscal year. The Company also approved one-time cash bonuses for Messrs. Black and Convers as an inducement to them to commence employment with the Company, as well as additional cash bonus payments to Messrs. Guthrie and Convers to provide them with compensation commensurate with the Company’s other senior executives. The additional cash bonus paid to each of our NEOs is shown in the “Summary Compensation Table” following this Compensation Discussion and Analysis under the “Bonus” column.

Long-Term Incentives

Stock Incentive Plan

Our NEOs participate in the CD&R Landscapes Parent, Inc. Stock Incentive Plan (the “Stock Incentive Plan”). The Stock Incentive Plan was established to provide a stock ownership opportunity for executives following CD&R’s investment in the Company. The Stock Incentive Plan is intended to align the interests of NEOs and other key employees with our other stockholders to reinforce the NEOs’ and other key employees’ focus on increasing shareholder value. Given the ownership structure and life-cycle stage of the Company, the Compensation Committee approved a program for the NEOs based on (a) allowing them to initially purchase fully vested shares at the then fair market value and (b) providing an up-front grant of stock options either at hire or at appropriate times during the employee’s tenure (including promotion and acceptance of additional responsibility). This approach is intended to motivate the NEOs to increase the value of the Company, and therefore our share price, over time. The vesting requirement on the stock options is 20% per year over 5 years, and is intended as a tool to retain executive talent. The size of the stock option grants is intended to position our executives at an early stage for the highest possible equity return (because, if the Company’s equity value increases over time, annual or other periodic grants would have higher strike prices and therefore less intrinsic value to the recipients of the stock options). Also, our stock option grants help protect our business and workforce because recipients of stock options are required to agree to restrictive covenants.

While the Compensation Committee does not currently make routine annual grants to any of our executives, the Compensation Committee may, from time to time, provide an equity award to one of our NEOs to retain and reward key talent or to reflect increased responsibilities. The Compensation Committee may also review and approve equity awards for promotions.

In 2014, Mr. Black was granted 80,000 stock options in connection with the commencement of his employment, and 18,000 stock options were granted to Mr. Guthrie (an initial grant of 9,000 stock options in May 2014, which was followed by an additional grant of 9,000 options in September 2014 in recognition of his valuable contributions and role with the Company) and 18,000 stock options were granted to Mr. Convers. In addition, in 2014, Mr. Black purchased 30,000 shares, Mr. Guthrie purchased 3,000 shares and Mr. Convers purchased 6,000 shares. The accounting fair market value of the options granted to each of our NEOs is shown in the “Summary Compensation Table” following this Compensation Discussion and Analysis under the “Option Awards” column, as well as the “Grant of Plan-Based Awards Table” following this Compensation Discussion and Analysis.

In connection with the declaration and payment of the Special Cash Dividend, we intend to adjust the exercise price of stock options that are outstanding as of the record date for the Special Cash Dividend to preserve their intrinsic value by reducing the exercise price of the options by the per-share amount of the Special Cash Dividend, except that no option exercise price will be reduced below 25% of the fair market value of a share of our common stock immediately after giving effect to the Special Cash Dividend. We intend to pay to holders of stock options for which the reduction in exercise price is less than the full amount of the Special Cash Dividend due to this 25% limitation the remainder of the Special Cash Dividend as a supplemental cash payment.

The option exercise price adjustments are not reflected in this Compensation Discussion and Analysis as they will occur after December 28, 2014. See “Prospectus Summary—Refinancing and Dividend Transactions.”

In connection with his retirement, Mr. Werning was given a special performance bonus based on Corporate EBITDA in lieu of his participation in the Stock Incentive Plan for 2014. Mr. Werning’s special performance bonus was based on the 2014 Fiscal Year Corporate EBITDA. If our Corporate EBITDA was under $60 million, he would not receive any bonus; if our Corporate EBITDA was $60 million, he would receive a $225,000 bonus; if our Corporate EBITDA was $65 million, he would receive a $350,000 bonus; if our Corporate EBITDA was $70 million, he would receive a $480,000 bonus; if our Corporate EBITDA was $75 million, he would receive a $615,000 bonus; and if our Corporate EBITDA was a higher amount his bonus would be determined using a similar methodology and would not be capped. This special performance bonus would be determined by interpolation if between any of these amounts. Based on a 2014 Corporate EBITDA of $70 million, Mr. Werning’s special performance bonus was $480,000. The amount of Mr. Werning’s special performance Bonus is included in the amount shown for him in the “Summary Compensation Table” following this Compensation Discussion and Analysis under the “Non-Equity Incentive Plan Compensation” column.

Omnibus Equity Incentive Plan

Prior to the completion of this offering, we expect to adopt an omnibus equity incentive plan to enable us to better align our compensation programs with those typical of companies with publicly traded securities.

Employment Agreement with Chief Executive Officer

We have entered into an employment agreement with our Chief Executive Officer which includes severance benefits, salary, bonus, benefits and the specific terms described below under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Doug Black Employment Agreement.” We do not have employment agreements with any other NEO, although we are party to a letter agreement with Mr. Werning relating to his departure from the Company, as described below under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—David Werning Letter Agreement.”

Other Benefits

The benefits provided to our NEOs are generally the same as those provided to our other salaried employees and include, but are not limited to, medical, dental, health, life, accident, hospitalization and disability insurance, and a tax-qualified 401(k) plan. In addition, our Chief Executive Officer’s employment agreement provides him with an annual executive-level physical examination. See below under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Doug Black Employment Agreement.”

Tax and Accounting Considerations

While the accounting and tax treatment of compensation generally has not been a consideration in determining the amounts of compensation for our executive officers, the Compensation Committee and management have taken into account the accounting and tax impact of various program designs to balance the potential cost to us with the value to the executive. As we are not currently publicly traded, the Compensation Committee has not previously taken the deductibility limit imposed by Section 162(m) of the Internal Revenue Code into consideration in making compensation decisions. Following this offering, the Compensation Committee will review and consider the deductibility of executive compensation under Section 162(m) and, where appropriate, will seek to qualify the variable compensation paid to our named executive officers for an exemption from the deductibility limitations of Section 162(m), including under the applicable transition period.

However, the Compensation Committee may authorize compensation payments that do not comply with the exemptions in Section 162(m) when we believe that such payments are appropriate to attract and retain executive talent.

The expenses associated with executive compensation issued to our executive officers and other key associates are reflected in our financial statements. We account for stock-based programs in accordance with the requirements of ASC 718, Compensation-Stock Compensation, which requires companies to recognize in the income statement the grant date value of equity-based compensation issued to associates over the vesting period of such awards.

Fiscal 2015 Executive Compensation Program

With respect to fiscal 2015 executive compensation program, the Compensation Committee approved the following primary changes with respect to the NEOs:

•	Merit-based salary increases effective April 2015

•	The use of Corporate EBITDA (80%) and strategic goals (20%) for purposes of the short-term annual cash incentive compensation program

Fiscal 2016 Executive Compensation Planning

With respect to fiscal 2016 executive compensation planning, the Compensation Committee has retained an independent compensation consultant, Pearl Meyer & Partners, to assist the Committee with any changes to the executive compensation strategy, program design, and policies that are reasonable and appropriate in anticipation of and following this offering. Pearl Meyer & Partners reports to and is directed by the Compensation Committee, and provides no other services to the Company.

Summary Compensation Table

The following table sets forth the compensation of our NEOs.

Name and Principal Position	Year (1)	Salary (2) ($)	Bonus (3) ($)	Option Awards (4) ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($) (5)	Total ($)
Doug Black, Chief Executive Officer (starting April 28, 2014)	2014	425,000	618,750	4,622,400	400,840		10,400	6,077,390

John Guthrie, Chief Financial Officer	2014	234,057	42,308	1,033,650	110,584		10,400	1,430,999

Dave Werning, Former Chief Executive Office	2014	335,413	—	—	805,990	(6)	10,400	1,151,803

Pascal Convers, Executive Vice President, Strategy & Development (starting July 17, 2014)	2014	129,230	106,923	1,027,260	41,048		6,026	1,310,487

(1)	The compensation disclosed in this table generally covers the 2014 Fiscal Year. However, as described above, the executive annual incentive program covered the period from November 1, 2013 and ended October 31, 2014 and a discretionary bonus was paid for November and December 2014. See above under “—Annual Cash Incentives.”
(2)	2014 salary paid to Mr. Black and Mr. Convers was prorated for the period of their employment with the Company in the 2014 Fiscal Year.

(3)	Includes the discretionary bonus paid to all of our NEOs (other than Mr. Werning) for the November and December stub period of the 2014 Fiscal Year. In addition, the Company paid a sign-on bonus of $500,000 and $70,000 to Mr. Black and Mr. Convers, respectively, in connection with their commencement of employment. Also, the Company paid $25,000 and $15,000 to Mr. Guthrie and Mr. Convers, respectively, to normalize their compensation. For more detail, see above under “—Determination of Executive Officer Compensation—Annual Cash Incentives—Additional Bonuses.”
(4)	The amount reported is valued based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, modified to exclude any forfeiture assumptions related to service-based vesting conditions. See Note 7, “Employee Benefit and Stock Incentive Plans,” to our audited financial statements included in this prospectus for a discussion of the relevant assumptions used in calculating these amounts.
(5)	Reflects a company 401(k) match made to each NEO for the 2014 Fiscal Year.
(6)	Mr. Werning’s cash bonus shown under the column “Non-Equity Incentive Plan Compensation” is comprised of $325,307 for his 2014 Fiscal Year annual incentive program bonus and $480,683 for his special performance bonus. See below under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—David Werning Letter Agreement.”

Grants of Plan-Based Awards for Fiscal Year 2014

The following table provides information concerning awards granted to the NEOs in the 2014 Fiscal Year under any plan.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)				All Other Option Awards: Number of Securities Underlying Options (#) (2)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards (3) ($)
Name	Grant Date	Threshold $		Target $	Maximum $
Doug Black		165,000		400,000	600,000
	5/19/14					80,000	100	4,622,400
John Guthrie		45,520		110,352	165,528
	5/19/14					9,000	100	520,020
	9/30/14					9,000	100	513,630
Dave Werning		134,189		325,307	487,960
		225,000	(4)
Pascal Convers		16,897		40,962	61,442
	9/30/14					18,000	100	1,027,260

(1)	A discussion of the payout opportunities under our short-term cash incentive plan for fiscal 2014 can be found above under “—Determination of Executive Officer Compensation—Annual Cash Incentives.” While the maximum amounts are shown assuming achievement of 150% of target, payouts in respect of the corporate EBITDA goal are uncapped. The period covered by the annual incentive program in fiscal 2014 was based on the Deere fiscal year, from November 1, 2013 through October 31, 2014.
(2)	These options vest in five equal installments on each of the first through fifth anniversaries from the December 23, 2013, which was the date of CD&R Acquisition.
(3)	The amounts related to options reported in this column are valued based on the aggregate grant date fair value computed using the Black-Scholes valuation method, in accordance with FASB ASC Topic 718, modified to exclude the effect of estimated forfeitures. See Note 7, “Employee Benefit and Stock Incentive Plans,” to our audited financial statements included in this prospectus for a discussion of the relevant assumptions used in calculating these amounts.
(4)	A discussion of Mr. Werning’s special performance bonus, including the bonus amount paid based on actual performance, can be found under “—Determination of Executive Officer Compensation—Long-Term Incentives.” Mr. Werning’s special performance bonus did not have a target or maximum.

Narrative Disclosure to Summary Compensation Table and Grant Plan-Based Awards Table

Annual Incentive Bonuses

Annual bonuses for the 2014 Fiscal Year of our subsidiary, Landscape, were payable in accordance with the terms of the incentive program, based on our performance, as described in “—Determination of Executive Officer Compensation—Annual Cash Incentives.” The amounts paid for 2014 performance are reported in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

Doug Black Employment Agreement

Mr. Black’s employment agreement provides for his employment at-will, and may be terminated at any time by either party. Under his agreement, Mr. Black is entitled to a base salary and is eligible for payment of an annual cash bonus, with a target amount equal to 125% of his base salary. Mr. Black received a signing bonus of $500,000 in connection with his entering into the employment agreement. The signing bonus is subject to repayment in the event Mr. Black voluntarily terminates his employment or the Company terminates his employment for cause prior to the 18 month anniversary of the commencement of his employment.

The employment agreement provides for certain severance benefits. If Mr. Black’s employment is terminated without “cause,” or if he terminates his employment for “good reason,” he is entitled to receive (a) all salary, bonus and benefits earned but unpaid as of the date of termination, (b) severance pay consisting of 18 months of his base salary, his bonus for the year in which his employment terminates based on actual results, plus an additional amount equal to such bonus, pro-rated for the portion of the performance year that Mr. Black had remained employed and (c) continued medical, dental and vision insurance coverage for 18 months at active employee rates (on an after tax-basis). Severance will be paid in monthly installments, except that if Mr. Black is terminated within 12 months after a change in control then his severance will be paid in a lump sum. If Mr. Black is terminated for “cause”, or he voluntarily terminates his employment, or if Mr. Black’s employment is terminated due to death, he is only entitled to receive salary, bonus and benefits earned but unpaid as of the date of termination. If Mr. Black’s employment is terminated due to disability, he is entitled to receive (a) salary, bonus and benefits earned but unpaid as of the date of termination and (b) continued medical, dental and vision insurance coverage for 18 months at active employee rates. Any severance payments payable are conditioned upon to Mr. Black’s execution and non-revocation of a release.

“Cause” is defined in the employment agreement as (i) conviction of, or plea of nolo contender to, a crime constituting a felony in the U.S. or a specified type of misdemeanor, (ii) willful or grossly negligent failure to perform material duties, (iii) willful material violation of company policy, (iv) material breach of a binding agreement to which he is a party and (v) willful conduct that materially and demonstrably harms Landscape, its parent, or any of the parent’s subsidiaries. Notice and cure provisions apply.

“Good Reason” is defined in the employment agreement as (i) a material reduction in base salary, (ii) a material reduction in annual incentive compensation opportunity, (iii) a material reduction in his authority, (iv) a transfer of the executive’s primary workplace to a location more than 50 miles from Landscape’s current headquarters (v) the failure to elect (or re-elect upon term expiration) him to the board of directors, the removal of Mr. Black from the board of directors or (vi) material breach by Landscape, its parent, or any of its parent’s subsidiaries of an agreement to which Mr. Black is the counterparty. Notice and cure provisions apply.

David Werning Letter Agreement

Mr. Werning’s letter agreement provided for a term through December 31, 2014. His employment agreement entitled him to a base salary paid in weekly installments, plus payment of a cash bonus, with a target amount equal to 100% of his base salary. The cash bonus was paid as a lump sum following the end of the fiscal year ending October 31, 2014, based on pre-established performance goals and conditions under the short-term annual incentive plan described above under “—Determination of Executive Officer Compensation—Annual Cash Incentives.” The amount paid to Mr. Werning is reported in the “Non-Equity Incentive Plan Compensation”

column of the Summary Compensation Table. In addition, Mr. Werning’s letter agreement provided that, in lieu of Mr. Werning’s participation in the management equity program, Mr. Werning was eligible to receive the special performance bonus described under “—Determination of Executive Officer Compensation—Long-Term Incentives.” This bonus was intended to approximate the gain that he would have realized had he participated in the management equity program.

Stock Incentive Plan

The Stock Incentive Plan and an Employee Stock Option Agreement govern each grant of stock options to our NEOs and provide, among other things, the vesting provisions of the options and the option term. As of                 , 2015, a total of                shares of common stock were reserved for issuance under the Stock Incentive Plan. Options granted under the plan generally vest in five equal annual installments, subject to the recipient’s continued employment, and have a term of ten years. In the event an executive’s employment is terminated due to death or disability, the remaining options will immediately vest. In the case of a termination for “cause” (as defined in the Stock Incentive Plan), all of an executive’s options, whether vested or unvested, will be cancelled effective upon the executive’s termination of employment. Following a termination of an executive’s employment other than for “cause”, vested options are cancelled unless the executive exercises the options within 90 days (or 180 days if the termination was due to death, disability or retirement after age 65) or, if sooner, prior to the options’ normal expiration date. For more detail on the Stock Incentive Plan, see above under “—Determination of Executive Officer Compensation—Long-Term Incentives.”

The disclosure regarding stock options in this Compensation Discussion and Analysis, the “Summary Compensation Table,” the “Grant of Plan-Based Awards” table, and the “Outstanding Equity Awards” table refers to the accounting fair market value of options held by each of our NEOs, and the exercise price of each such option, as of December 28, 2014 (or as of the grant date, if specified). We intend that, in connection with the declaration and payment of the Special Cash Dividend, the exercise price of each option outstanding on the record date for the Special Cash Dividend will be adjusted to preserve its intrinsic value by reducing the exercise price by the per-share amount of the Special Cash Dividend, except that no option exercise price will be reduced below 25% of the fair market value of a share of our common stock immediately after giving effect to the Special Cash Dividend. Where the fair market value of an award is disclosed herein, the fair market value is the fair market as of the date of grant or as of December 28, 2014, as applicable, and does not reflect any adjustment that we will make to reflect the Special Cash Dividend.

Outstanding Equity Awards at Fiscal Year End 2014

Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date
Doug Black	16,000	64,000	100	5/19/24

John Guthrie	1,800	7,200	100	5/19/24
	1,800	7,200	100	9/30/24

Pascal Convers	3,600	14,400	100	9/30/24

(1)	These options vest in five equal installments on each of the first through fifth anniversaries from the December 23, 2013, which was the date of the CD&R Acquisition.

Potential Payments Upon Termination or Change-in-Control

Severance Payments

The information below describes and quantifies compensation that would have become payable to Mr. Black per the terms of his employment agreement as if his employment had been terminated on December 28, 2014. For a description of the potential payments upon a termination pursuant to the employment agreement with Mr. Black, see “Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table—Doug Black Employment Agreement.”

Name	Description	Disability($)	Without Cause/For Good Reason ($)
Doug Black	Severance Pay	n/a	975,000
	Pro-Rated Bonus	n/a	400,840
	Employer Paid COBRA	34,895	34,895
	Total	34,895	1,410,735

Accelerated Vesting of Options on Certain Terminations of Employment or a Change in Control

If an NEO’s employment is terminated as a result of the NEO’s death or disability, then the unvested options held by the NEO at the time of his or her death or disability will accelerate and become vested. Upon a termination for cause, all of the NEO’s options, whether vested or unvested, are forfeited. Upon a termination for any other reason, all unvested options will be forfeited. For more detail on the Stock Incentive Plan, see above under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Stock Incentive Plan.”

If we undergo a “change in control,” as defined below, stock options will generally accelerate and be cancelled in exchange for a cash payment equal to the change in control price per share minus the exercise price of the applicable option, unless the Compensation Committee elects to provide for alternative awards in lieu of cancellation and payment. Under the Stock Incentive Plan, a “change in control” is generally defined as the first to occur of the following events:

•	The acquisition by any person, entity or “group” (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended) of more than 50% of the combined voting power of our then outstanding voting securities, other than any such acquisition by us, any of our subsidiaries, any employee benefit plan of ours or any of our subsidiaries, or by the CD&R Investor (or its affiliates or successors), or any affiliates of any of the foregoing;

•	The merger, consolidation or other similar transaction involving us, as a result of which both (x) persons who were our stockholders immediately prior to such merger, consolidation, or other similar transaction do not, immediately thereafter, own, directly or indirectly, more than 50% of the combined voting power entitled to vote generally in the election of directors of the merged or consolidated company, and (y) any or all of the CD&R Investor and its affiliates and successors (individually or collectively) do not, immediately thereafter, own, directly or indirectly, more than 50% of the combined voting power entitled to vote generally in the election of directors of the merged or consolidated company;

•	Within any 12-month period, the persons who were our directors at the beginning of such period (called “incumbent directors”) cease to constitute at least a majority of our board of directors, except that any director elected or nominated for election to the board by a majority of the incumbent directors then still in office is deemed to be an incumbent director for these purposes; or

•	The sale, transfer or other disposition of all or substantially all of our assets to one or more persons or entities that are not, immediately prior to such sale, transfer or other disposition, affiliates of ours.

A public offering of our common stock does not constitute a change in control.

As described above, assuming a termination of employment or change in control on December 28, 2014, our NEOs would have received benefits from the accelerated vesting of unvested stock options in the following amounts:

Name	Termination Due to Death or Disability ($)	Change in Control (1) ($)
Doug Black	2,176,000	2,176,000

John Guthrie	489,600	489,600

Pascal Convers	489,600	489,600

(1)	Fair market value as of December 28, 2014 of $134 per share of our common stock was determined by our board of directors, on the basis of a valuation performed by an independent valuation firm.

Compensation of Directors

Prior to the completion of this offering, directors who are employed by us or affiliated with the CD&R Investor or Deere are not entitled to receive any fees for serving as a member of our board of directors. Upon completion of this offering, directors who are employed by us will continue to not be entitled to receive any additional fees for serving as a member of our board of directors.

Compensation Risk Assessment

The Board assessed the risks associated with our compensation and practices to evaluate whether they create risks that are likely to have a material adverse effect on us. Based on its assessment, the Board concluded that our compensation policies and practices do not create incentives to take risks that are likely to have a material adverse effect on us. We believe we have allocated our compensation among base salary, short term incentives and long-term equity in such a way as to not encourage excessive risk taking.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of                      with respect to the ownership of our common stock by:

•	each person known to own beneficially more than five percent of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current executive officers and directors as a group; and

•	each selling stockholder

The amounts and percentages of shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities and give effect to the conversion of all outstanding shares of Preferred Stock. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Percentage computations are based on approximately              million shares of our common stock outstanding as of                     , and              shares outstanding following this offering (or              shares if the underwriters exercise in full their option to purchase additional shares).

Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock. Unless otherwise set forth in the footnotes to the table, the address for each listed stockholder is c/o SiteOne Landscape Supply, Inc., Mansell Overlook, 300 Colonial Center Parkway, Suite 600, Roswell, Georgia 30076.

	Shares Beneficially Owned Before the Offering and After the Offering Assuming the Underwriters’ Option is Not Exercised (1)				Shares Beneficially Owned After the Offering Assuming the Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number of Shares Owned	Percent of Voting Power Before the Offering (%)	Shares Offered Hereby	Percent of Voting Power After the Offering (%)	Number	Percent
CD&R Landscapes Holdings, L.P.(2)(3)
Deere & Company (4)
Paul S. Pressler (5)
Kenneth A. Giuriceo (5)
David H. Wasserman (5)
John Lagemann (6)
Wes Robinson (6)
Doug Black (7)
John Guthrie (7)
Pascal Convers (7)
All current directors and executive officers as a group (11 persons) (7)

*	Less than one percent.
(1)	The selling stockholders have granted the Underwriters an option to purchase up to an additional shares.
(2)	CD&R Associates VIII, Ltd. (“CD&R Holdings GP”), as general partner of CD&R Landscapes Holdings, L.P., CD&R Associates VIII, L.P., as the sole stockholder of CD&R Associates VIII, Ltd., and CD&R Investment Associates VIII, Ltd., as the general partner of CD&R Associates VIII, L.P., may each be deemed to beneficially own the shares of the Company’s common stock. Each of CD&R Holdings GP, CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd. expressly disclaims beneficial ownership of the shares of the Company’s common stock in which CD&R Landscapes Holdings, L.P. has beneficial ownership. CD&R Investment Associates VIII, Ltd. is managed by a two-person board of directors. Donald J. Gogel and Kevin J. Conway, as the directors of CD&R Investment Associates VIII, Ltd., may be deemed to share beneficial ownership of the shares of the Company’s common stock in which CD&R Landscapes Holdings, L.P. has beneficial ownership. Such persons expressly disclaim such beneficial ownership. Investment and voting decisions with respect to the shares of the Company’s common stock held by CD&R Landscapes Holdings, L.P. are made by an investment committee of limited partners of CD&R Associates VIII, L.P., currently consisting of more than ten individuals (the “Investment Committee”). The CD&R investment professionals who have effective voting control of the Investment Committee are Michael G. Babiarz, Vindi Banga, James G. Berges, John C. Compton, Kevin J. Conway, Thomas C. Franco, Kenneth A. Giuriceo, Donald J. Gogel, Marco Herbst, George K. Jaquette, John Krenicki, Jr., David A. Novak, Paul S. Pressler, Christian Rochat, Richard J. Schnall, Nathan K. Sleeper, Sonja Terraneo and David H. Wasserman. All members of the Investment Committee expressly disclaim beneficial ownership of the shares shown as beneficially owned by CD&R Landscapes Holdings, L.P. The address for each of CD&R Landscapes Holdings, L.P., CD&R Holdings GP, CD&R Associates VIII, L.P., and CD&R Investment Associates VIII, Ltd is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands.
(3)	Represents shares of common stock issuable upon conversion of shares of Preferred Stock held by the CD&R Investor.
(4)	The address for Deere & Company is One John Deere Place, Moline, Illinois 61265.
(5)

Does not include common stock beneficially owned by the CD&R Investor. Messrs. Pressler, Giuriceo and Wasserman are directors of SiteOne Landscape Supply, Inc. Messrs. Pressler, Giuriceo, and Wasserman are

partners of CD&R. They expressly disclaim beneficial ownership of the shares beneficially owned by the CD&R Investor. The address for each of Messrs. Pressler, Giuriceo and Wasserman is c/o Clayton, Dubilier & Rice LLC, 375 Park Avenue, New York, New York 10152.
(6)	Does not include common stock beneficially owned by Deere. Messrs. Lagemann and Robinson are executive officers of Deere. They expressly disclaim beneficial ownership of the shares beneficially owned by Deere. The address for Messrs. Lagemann and Robinson is c/o Deere & Company, One John Deere Place, Moline, Illinois 61265.
(7)	Includes shares which the current executive officers have the right to acquire prior to , 2015 through the exercise of stock options. Mr. Black, shares; Mr. Guthrie shares; Mr. Convers shares. All current executive officers as a group have the right to acquire shares prior to , 2015 through the exercise of stock options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Person Transactions

Prior to the completion of this offering, our board of directors will approve policies and procedures with respect to the review and approval of certain transactions between us and a “Related Person,” or a “Related Person Transaction,” which we refer to as our “Related Person Transaction Policy.” Pursuant to the terms of the Related Person Transaction Policy, the board of directors, acting through our Audit Committee, must review and decide whether to approve or ratify any Related Person Transaction. Any Related Person Transaction is required to be reported to our legal department, which will then determine whether it should be submitted to our Audit Committee for consideration. The Audit Committee must then review and decide whether to approve any Related Person Transaction.

For the purposes of the Related Person Transaction Policy, a “Related Person Transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we (including any of our subsidiaries) were, are or will be a participant and the amount involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect interest.

A “Related Person,” as defined in the Related Person Transaction Policy, means any person who is, or at any time since the beginning of our last fiscal year was, a director or executive officer of SiteOne or a nominee to become a director of SiteOne; any person who is known to be the beneficial owner of more than five percent of our common stock; any immediate family member of any of the foregoing persons, including any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee or more than five percent beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than five percent beneficial owner; and any firm, corporation or other entity in which any of the foregoing persons is a general partner or, for other ownership interests, a limited partner or other owner in which such person has a beneficial ownership interest of ten percent or more.

Special Cash Dividend

Prior to this offering, we intend to establish a record date for and to declare and pay the Special Cash Dividend. Because the record date and the payment date for the Special Cash Dividend will precede the completion of this offering, investors in this offering will not be entitled to receive any payments or distributions in connection with the Special Cash Dividend on shares of our common stock purchased in this offering. Over 98% of the aggregate amount of the Special Cash Dividend will be paid to the CD&R Investor and Deere in proportion to their ownership interests. The Special Cash Dividend will be funded by borrowings under the Amended Term Loan Facility.

Stockholders Agreement

We are party to a stockholders agreement with the CD&R Investor and Deere. The stockholders agreement contains, among other things, agreements with respect to the election of our directors. The CD&R Investor initially had the right to designate three directors, and Deere initially had the right to designate two directors. Our Chief Executive Officer is the sixth director. The stockholders agreement, as currently in effect, grants to the CD&R Investor and Deere special governance rights, including rights of approval over certain corporate and other transactions. The stockholders agreement, as currently in effect, also gives the CD&R Investor and Deere preemptive rights with respect to certain issuances of our equity securities, subject to certain exceptions, and contains tag-along rights and rights of first offer. However, these provisions will fall away automatically upon the consummation of this offering.

Prior to the completion of this offering, we, the CD&R Investor and Deere expect to enter into an amended and restated stockholders agreement, or the amended stockholders agreement.

Registration Rights Agreement

We are party to a registration rights agreement, or the “Registration Rights Agreement,” with the CD&R Investor and Deere. The Registration Rights Agreement grants to the CD&R Investor, Deere and their respective permitted transferees customary demand registration rights and piggyback registration rights, in each case subject to customary terms and conditions.

Consulting Agreements

In connection with the CD&R Acquisition, SiteOne, CD&R Landscapes Midco, Inc., CD&R Landscapes Bidco, Inc., Landscape Holding, and Landscape (collectively, the “Landscapes Entities”) entered into consulting agreements (the “Consulting Agreements”) with each of CD&R and Deere.

Pursuant to the Consulting Agreements, CD&R and Deere provide certain financial advisory and management consulting services to us, which we plan to terminate in connection with this offering. Pursuant to the Consulting Agreements, we pay to CD&R and Deere an aggregate annual fee of $2 million payable in quarterly installments, with $1.3 million payable to CD&R and $0.7 million payable to Deere; provided that, if either the CD&R Investor or Deere (together with its affiliates) owns less than 10% of the total number of outstanding shares of capital stock of Holdings, the other party’s pro rata share of the consulting fee will be 100% (provided that such party continues to own at least 10% of the total number of outstanding shares of capital stock of Holdings). The Consulting Agreements also require the Landscapes Entities to reimburse each of CD&R and Deere for reasonable out-of-pocket expenses incurred in the course of rendering the services under the Consulting Agreements.

In addition, pursuant to the Consulting Agreement with CD&R, immediately following the closing of the CD&R Acquisition, we paid to CD&R a fee of $13.6 million for certain consulting, advisory, financial and other services performed by CD&R for the Landscapes Entities prior to the closing of the CD&R Acquisition.

The Consulting Agreements terminate upon the earlier to occur of (i) their tenth anniversary and (ii) the date on which the CD&R Investor or Deere (each together with its respective affiliates), as applicable, ceases to own at least 10% of the total number of outstanding shares of capital stock of Holdings. CD&R or Deere may terminate its respective Consulting Agreement at any time upon 30 days’ prior notice to us. In connection with this offering, we will enter into termination agreements with the CD&R Investor and Deere pursuant to which the parties will agree to terminate the Consulting Agreements. We will pay CD&R and Deere an aggregate fee of approximately $             million to terminate the Consulting Agreements in connection with the consummation of this offering.

Indemnification Agreements

The Landscapes Entities are parties to separate indemnification agreements with the CD&R Investor and Deere, pursuant to which they each indemnify the CD&R Investor and Deere, and their respective affiliates, directors, officers, partners, members, employees, agents, representatives and controlling persons, against certain liabilities arising out of performance of the Consulting Agreements and certain other claims and liabilities, including liabilities arising out of financing arrangements and securities offerings.

Prior to the completion of this offering, we will enter into indemnification agreements with our directors. The indemnification agreements will provide the directors with contractual rights to indemnification and expense advancement rights. See “Description of Capital Stock—Limitations on Liability and Indemnification.”

Sales to TruGreen

We sell products to TruGreen Holding Corporation and its subsidiaries (collectively, “TruGreen”), a provider of lawn, tree and shrub care services. Investment funds managed by, or affiliated with, CD&R own a majority of the outstanding capital stock of TruGreen. Net sales to TruGreen included in our statement of operations were $4.3 million, $0.0 million and $4.9 million for the 2014 Fiscal Year, the 2013 Successor Period and 2013 Predecessor Period, respectively. Accounts receivable from TruGreen included in our consolidated balance sheets were $0.5 million and $0.4 million as of December 28, 2014 and December 29, 2013, respectively.

Deere

We periodically purchase inventory from Deere subsidiaries. Purchases of inventory were $0.5 million for the Successor Company period ended December 28, 2014 and totaled approximately $2.1 million and $2.2 million for the Predecessor Company periods ended December 22, 2013 and December 30, 2012, respectively.

We offer a financing plan to our customers through John Deere Financial, a wholly-owned subsidiary of Deere, which accounted for less than 5% of our 2014 Fiscal Year net sales. We pay John Deere Financial a fee related to the financing offered, which was $0.4 million for the 2014 Fiscal Year and $0.2 million for each of the 2013 Predecessor Period and the 2012 Fiscal Year, respectively.

The Predecessor Company had a note receivable from John Deere Canada ULC (formerly John Deere Limited), a wholly-owned Canadian subsidiary of Deere. The note receivable of approximately $6.5 million was paid in full prior to the CD&R Acquisition.

In connection with the CD&R Acquisition, we entered into a Transition Services Agreement (the “TSA”) with Deere. The TSA allowed continuation of administrative services including payroll processing, employee benefit management, tax compliance and other services for specified term and fee for each service. In aggregate for the 2014 Fiscal Year, we paid Deere $0.3 million under the TSA. No services were provided under the TSA after the 2014 Fiscal Year.

Also in connection with the CD&R Acquisition, Landscape entered into an Intellectual Property Assignment Agreement with Deere, which assigned certain domain names, names and marks to Landscape. The Investment Agreement entered into by the CD&R Investor and Deere in connection with the CD&R Acquisition also provided us the right to use certain of Deere’s trademarks. We will stop using variations on the Deere name and logo by December 31, 2015.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Existing ABL Facility

Landscape Holding and Landscape are parties to the Existing ABL Credit Agreement, dated December 23, 2013, which has been amended pursuant to Amendment No. 1, dated June 13, 2014, Amendment No. 2, dated January 26, 2015, Amendment No. 3, dated February 13, 2015, providing for an asset-based loan facility with UBS AG, Stamford Branch, as administrative agent and collateral agent, and the other financial institutions and lenders from time to time party thereto.

General

Landscape Holding and Landscape are and, at the option of Landscape, any of Landscape Holding’s other domestic subsidiaries may be, a borrower (collectively, the “ABL Borrower”) under the Existing ABL Facility. The Existing ABL Facility provides for an asset-based revolving credit facility in the amount of up to $250.0 million, subject to borrowing base availability, and includes letter of credit and swingline sub-facilities. The Existing ABL Facility comprises two tranches: (i) Tranche A-1, a first-in-last-out sub-facility equal to the “Tranche A-1 borrowing base” as then in effect, which must be fully drawn before any Tranche A revolving loans may be drawn, and (ii) Tranche A, equal to the aggregate commitments under the Existing ABL Facility minus the amount of any Tranche A-1 revolving loans outstanding at the time of determination. Amounts are available under the Existing ABL Facility in U.S. dollars.

In addition, subject to certain terms and conditions without consent of the existing lenders (but subject to receipt of commitments), the ABL Borrower is entitled to request additional revolving credit commitments or term loans under the Existing ABL Facility, which share in the borrowing base up to an amount not to exceed $50.0 million plus additional amounts subject to pro forma compliance with a secured leverage ratio. Moreover, subject to certain terms, conditions and the completion of certain additional documentation, the Existing ABL Facility permits the creation of an asset-based revolving sub-facility (which, to the extent drawn, would reduce availability under the Existing ABL Facility on a dollar-for-dollar basis) of up to $10.0 million for Canadian subsidiaries of Landscape Holding, which may be available to be drawn in U.S. Dollars or Canadian Dollars, and which may include a sub-facility for Canadian letters of credit up to an amount to be agreed.

The final maturity date of the Existing ABL Facility is December 23, 2018. In addition, however, the Existing ABL Credit Agreement provides the right for individual lenders to extend the maturity date of their commitments and loans upon the request of the ABL Borrower and without the consent of any other lender.

The “borrowing base” is defined in the Existing ABL Credit Agreement as, at any time, the sum of the Tranche A borrowing base and the Tranche A-1 borrowing base. The “Tranche A borrowing base” is defined as (i) 85% of the eligible credit card accounts receivable of each ABL Borrower and each guarantor (each, a “Qualified Loan Party”), plus (ii) 85% of the eligible accounts receivable of each Qualified Loan Party relating customer financing provided by John Deere Financial, f.s.b. (the “Deere Receivables”), plus (iii) 85% of the accounts receivable of each Qualified Loan Party, plus (iv) 85% of the appraised net orderly liquidation value (the “NOLV”) of eligible inventory of each Qualified Loan Party, minus (v) customary availability reserves. The “Tranche A-1 borrowing base” is defined as (1) 5% of the eligible credit card accounts receivable of each Qualified Loan Party, plus (2) 5% of the eligible Deere Receivables of each Qualified Loan Party, plus (3) 5% of the accounts receivable of each Qualified Loan Party, plus (4) 10% of the NOLV of eligible inventory of each Qualified Loan Party; provided that the advance rates in items (1) through (4) shall be reduced by (x) 0.25% each fiscal quarter starting January 1, 2015 and (y) any additional amount as Landscape elects in its sole discretion.

The borrowing base capacity under the Existing ABL Facility was approximately $107 million as of June 28, 2015 after giving effect to approximately $141.5 million revolving credit loans under the Existing ABL Facility.

Interest Rates and Fees

The revolving credit loans under the Existing ABL Credit Agreement bear interest at the ABL Borrower’s election at a rate equal to (i) the rate for deposits in U.S. dollars in the London interbank market (adjusted for maximum reserves) for the applicable interest period (“LIBOR”), plus an applicable margin based on the daily excess availability, or (ii) the base rate, which is the highest of (x) the corporate base rate established by the administrative agent as its prime commercial lending rate from time to time at its Stamford Branch, (y) the overnight federal funds rate plus 0.50% and (z) one-month LIBOR plus 1.00% per annum, plus, in each case, an applicable margin based on the daily excess availability.

The Existing ABL Facility bears a commitment fee of either 0.25% or 0.375%, based on the average daily percentage utilized, payable quarterly in arrears. The Existing ABL Facility also bears customary letter of credit fees.

Prepayments

If, at any time, the aggregate amount of outstanding revolving credit loans, swingline borrowings, unreimbursed drawings under letters of credit and the undrawn amount of outstanding letters of credit exceeds the lesser of (x) the then applicable borrowing base and (y) the then total effective commitments under the Existing ABL Facility, prepayments of the revolving credit loans and/or swingline borrowings (and after giving effect to such prepayment, the cash collateralization of letters of credit) will be required in an amount equal to such excess. The application of proceeds from mandatory prepayments shall not reduce the aggregate amount of loan commitments under the Existing ABL Facility and amounts prepaid may be reborrowed, subject to availability and then effective commitments under the Existing ABL Facility.

After the occurrence and the continuance of a Dominion Event (which is defined in the Existing ABL Credit Agreement as (a) specified availability being less than 10.0% of the lesser of (x) the then applicable borrowing base and (y) the then aggregate effective commitments under the Existing ABL Facility, or (b) upon the occurrence of one or more specified events of default (in the case of each of clause (a) and (b)) for a period of five consecutive business days) to the date specified availability shall have been in excess of such thresholds in the definition of Dominion Event and no specified event of default has existed or been continuing for a period of 21 consecutive calendar days, all amounts deposited in the core concentration account controlled by the administrative agent will be applied on a daily basis to the outstanding loan balances under the Existing ABL Facility and certain other secured obligations then due and owing.

Voluntary reductions of the unutilized portion of the ABL commitments and prepayments of borrowings under the Existing ABL Facility are permitted at any time, subject to minimum principal amount requirements, without premium or penalty, subject to reimbursement of the lenders’ redeployment costs actually incurred in the case of a prepayment of adjusted LIBOR borrowings other than on the last day of the relevant interest period.

Guarantee; Security

All obligations under the Existing ABL Facility are guaranteed by CD&R Landscapes Bidco, Inc. (“Bidco”) and each direct and indirect wholly owned U.S. restricted subsidiary of Landscape Holding, other than any other ABL Borrower, which shall be a primary obligor, and certain excluded subsidiaries.

All obligations of each borrower and each guarantor are secured by the following:

•

a perfected security interest in all present and after-acquired inventory, accounts receivable, deposit accounts, securities accounts, and any cash or other assets in such accounts (and, to the extent evidencing or otherwise related to such items, all general intangibles, intercompany debt, insurance proceeds, letter of credit rights, commercial tort claims, chattel paper, instruments, supporting obligations, documents, investment property and payment intangibles) and the proceeds of any of the foregoing and all books and records relating to, or arising from, any of the foregoing, except to the extent such proceeds constitute Term Loan Priority Collateral (as defined under “Description of Certain Indebtedness—Existing Term Loan Facility” below), and subject to customary exceptions (the “ABL Priority Collateral”), which security interest is senior to the security interest in the foregoing assets securing the Existing Term Loan Facility; and

•	a perfected security interest in the Term Loan Priority Collateral (as defined under “Description of Certain Indebtedness—Existing Term Loan Facility” below), which security interest is junior to the security interest in the Term Loan Priority Collateral securing the Existing Term Loan Facility.

The Existing ABL Facility generally does not require the security interest in deposit accounts owned by the ABL Borrower and its subsidiaries to be perfected by control, except for certain collection accounts into which certain accounts receivable are paid, if any, and certain “concentration” accounts into which cash is swept on a regular basis once collected.

The respective rights of the Existing ABL Facility lenders and the Existing Term Loan Facility lenders in the ABL Priority Collateral and the Term Loan Priority Collateral are governed by an intercreditor agreement entered into by the collateral agent for the Existing ABL Facility and the collateral agent for the Existing Term Loan Facility.

Covenants, Representations and Warranties

The Existing ABL Facility contains customary representations and warranties and customary affirmative and negative covenants. The negative covenants are limited to the following: limitations on indebtedness, dividends, distributions and other restricted payments, investments, acquisitions, prepayments or redemptions of indebtedness under the Existing Term Loan Facility, amendments of the Existing Term Loan Facility, transactions with affiliates, asset sales, mergers, consolidations and sales of all or substantially all assets, liens, negative pledge clauses, changes in fiscal periods, changes in line of business, hedging transactions and restrictions on the activities of Landscape Holding. The negative covenants are subject to customary exceptions and also permit the payment of dividends and distributions, investments, permitted acquisitions, payments or redemptions of indebtedness under the Existing Term Loan Facility, asset sales and mergers, consolidations and sales of all or substantially all assets involving subsidiaries upon satisfaction of a “payment condition.” The payment condition is deemed satisfied upon 30-day specified excess availability and specified availability exceeding agreed upon thresholds and, in certain cases, the absence of specified events of default or known events of default and pro forma compliance with a fixed charge coverage ratio of 1.00 to 1.00.

There are no financial covenants included in the Existing ABL Credit Agreement, other than a springing minimum fixed charge coverage ratio of at least 1.00 to 1.00, which is tested only when specified availability is less than 10.0% of the lesser of (x) the then applicable borrowing base and (y) the then aggregate effective commitments under the Existing ABL Facility, and continuing until such time as specified availability has been in excess of such threshold for a period of 30 consecutive calendar days.

Events of Default

Events of default under the Existing ABL Credit Agreement are limited to nonpayment of principal when due, nonpayment of interest or other amounts, inaccuracy of representations or warranties in any material respect, violation of covenants, cross-default or cross-acceleration to other material debt, certain bankruptcy or insolvency events, certain ERISA events, certain material judgments, actual or asserted invalidity of material guarantees and certain other loan documents or security interests and a change of control, subject to customary threshold, notice and grace period provisions.

Existing Term Loan Facility

Landscape Holding and Landscape are parties to the Existing Term Loan Credit Agreement, dated December 23, 2013, which has been amended pursuant to Amendment No. 1, dated June 13, 2014 and Amendment No. 2, dated January 26, 2015, providing for a senior secured term loan facility with ING Capital LLC, as administrative agent and collateral agent, and the other financial institutions and lenders from time to time party thereto.

General

Landscape Holding and Landscape are the borrowers under the Existing Term Loan Facility (collectively, the “Term Loan Borrower”). The Existing Term Loan Facility provides for a senior secured term loan credit facility in the amount of $61.7 million.

The final maturity date of the Existing Term Loan Facility is December 23, 2019. In addition, however, the Existing Term Loan Credit Agreement provides the right for individual lenders to extend the maturity date of their loans upon the request of the Term Loan Borrower and without the consent of any other lender.

Subject to certain conditions, without the consent of the then existing lenders (but subject to the receipt of commitments), the Existing Term Loan Facility may be expanded (or a new term loan facility, revolving credit facility or letter of credit facility added) by up to (i) $50.0 million plus (ii) an additional amount as will not cause the net secured leverage ratio after giving effect to the incurrence of such additional amount and any use of proceeds thereof to exceed 3.25 to 1.00.

Interest Rates and Fees

The loans under the Existing Term Loan Credit Agreement initially bear interest at a rate equal to (i) LIBOR plus an applicable margin, or (ii) the base rate, which will be the highest of (x) the corporate base rate established by the administrative agent as its prime rate in effect at its principal office in New York City from time to time, (y) 0.50% in excess of the overnight federal funds rate and (z) one-month LIBOR (adjusted for maximum reserves) plus 1.00% per annum, plus, in each case, an applicable margin. The loans under the Existing Term Loan Credit Agreement are subject to a LIBOR “floor” of 1.00%.

Prepayments

The Existing Term Loan Facility is subject to mandatory prepayment and reduction in an amount equal to (a) 50% of excess cash flow (as defined in the Existing Term Loan Credit Agreement), with a reduction to zero based upon achievement of a specified leverage ratio, (b) 100% of the net cash proceeds received from the incurrence of indebtedness by Landscape Holding or any of its restricted subsidiaries (other than indebtedness permitted under the Existing Term Loan Facility), and (c) 100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by Landscape Holding and its restricted subsidiaries (including certain insurance and condemnation proceeds) in excess of a certain amount and subject to the right of Landscape Holding and its restricted subsidiaries to reinvest such proceeds within a specified period of time, and certain other exceptions.

Voluntary prepayments of borrowings under the Existing Term Loan Facility are permitted at any time, subject to minimum principal amount requirements, subject to reimbursement of the lenders’ redeployment costs actually incurred in the case of a prepayment of adjusted LIBOR borrowings other than on the last day of the relevant interest period.

Guarantee; Security

All obligations under the Existing Term Loan Facility are guaranteed by Bidco and each direct and indirect U.S. restricted subsidiary of Landscape Holding, other than Landscape, which shall be a primary obligor, and certain excluded subsidiaries.

All obligations of the Term Loan Borrower and each guarantor are secured by the following:

•	a perfected security interest in substantially all tangible and intangible assets of the Term Loan Borrower and each guarantor (other than ABL Priority Collateral), including the capital stock of the Term Loan Borrower and the capital stock of each direct material U.S. subsidiary of the Term Loan Borrower and each guarantor, and 65% of each series of capital stock of any non-U.S. subsidiary held directly by the Term Loan Borrower or any guarantor, subject to customary exceptions (the “Term Loan Priority Collateral”), which security interest is senior to the security interest in the foregoing assets securing the Existing ABL Facility; and

•	a perfected security interest in the ABL Priority Collateral, which security interest is junior to the security interest in the ABL Priority Collateral securing the Existing ABL Facility.

The respective rights of the Existing Term Loan Facility lenders and the Existing ABL Facility lenders in the Term Loan Priority Collateral and the ABL Priority Collateral are governed by an intercreditor agreement entered into by the collateral agent for the Existing Term Loan Facility and the collateral agent for the Existing ABL Facility.

Covenants, Representations and Warranties

The Existing Term Loan Facility contains customary representations and warranties and customary affirmative and negative covenants. The negative covenants limit the ability of Landscape Holding and Landscape to:

•	incur additional indebtedness;

•	pay dividends, redeem stock or make other distributions;

•	repurchase, prepay or redeem subordinated indebtedness;

•	make investments;

•	create restrictions on the ability of Landscape Holding’s restricted subsidiaries to pay dividends or make other intercompany transfers;

•	create liens;

•	transfer or sell assets;

•	make negative pledges;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of Landscape Holding’s assets;

•	conduct, transact, or otherwise engage in businesses or operations at Landscape Holding other than certain specified exceptions relating to its role as a holding company of Landscape and its subsidiaries;

•	enter into certain transactions with affiliates; and

•	designate subsidiaries as unrestricted subsidiaries.

The negative covenants are subject to customary exceptions. There are no financial covenants included in the Existing Term Loan Credit Agreement.

Events of Default

Events of default under the Existing Term Loan Credit Agreement are limited to nonpayment of principal when due, nonpayment of interest or other amounts, inaccuracy of representations or warranties in any material respect, violation of covenants, cross-default and cross-acceleration to other material debt, certain bankruptcy or insolvency events, certain ERISA events, certain material judgments, actual or asserted invalidity of material guarantees and certain other loan documents or security interests in excess of a certain amount, and a change of control, in each case subject to customary thresholds, notice and grace period provisions.

Amended Credit Facilities

Prior to this offering, we intend to complete the Refinancing, including amending and restating the Existing Term Loan Facility by entering into a $350 million term loan facility maturing                 , or the “Amended Term Loan Facility,” and an increase in the current $250 million of commitments under our Existing ABL Facility to $325 million (the “Amended ABL Facility” and, together with the Amended Term Loan Facility, the “Amended Credit Facilities”). We intend to use borrowings under the Amended Term Loan Facility to repay all $60.9 million of borrowings outstanding under our Existing Term Loan Facility, to repay $5.0 million of borrowings outstanding under our Existing ABL Facility, to pay the Special Cash Dividend and to pay fees and expenses associated with the Refinancing.

We intend to use a portion of the proceeds to us from this offering to repay a portion of our borrowings under the Amended Term Loan Facility and the Amended ABL Facility. See “Use of Proceeds.”

DESCRIPTION OF CAPITAL STOCK

In connection with this offering, we will amend and restate our certificate of incorporation and by-laws. The following descriptions of our capital stock, amended and restated certificate of incorporation and amended and restated by-laws are intended as summaries only and are qualified in their entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws, which will become effective upon the listing of our common stock on the NYSE and will be filed as exhibits to the registration statement of which this prospectus forms a part.

General

Our authorized capital stock will consist of             shares of common stock, par value $0.01 per share and shares of undesignated preferred stock, par value $0.01 per share. Upon the closing of this offering, there will be             shares of our common stock issued and outstanding, not including             shares of our common stock issuable upon exercise of outstanding stock options.

Common Stock

Holders of common stock will be entitled:

•	to cast one vote for each share held of record on all matters submitted to a vote of the stockholders;

•	to receive, on a pro rata basis, dividends and distributions, if any, that our board of directors may declare out of legally available funds, subject to preferences that may be applicable to preferred stock, if any, then outstanding; and

•	upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

Our ability to pay dividends on our common stock is subject to our subsidiaries’ ability to pay dividends to us, which is in turn subject to the restrictions set forth in the Existing Credit Facilities, or to be set forth in the Amended Credit Facilities. See “Dividend Policy.”

The holders of our common stock will not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The common stock will not be subject to future calls or assessments by us. The rights and privileges of holders of our common stock are subject to any series of preferred stock that we may issue in the future, as described below.

Before the date of this prospectus, there has been no public market for our common stock.

As of                     , 2015, we had             shares of common stock outstanding and             holders of record of common stock.

Preferred Stock

Under our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue up to             shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Upon the completion of this offering, no shares of our authorized preferred stock will be outstanding. Because the board of directors will have the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of our common stock, which could adversely affect the holders of the common stock and could delay, discourage or prevent a takeover of us even if a change of control of our company would be beneficial to the interests of our stockholders.

On December 23, 2013, we issued 174,000 shares of Preferred Stock, par value $1.00 per share, with a liquidation preference of $1,000 per share, and having such rights, preferences and other terms as are set forth in the Certificate of Designations, Preferences and Rights of Cumulative Convertible Participating Preferred Stock of Holdings, to the CD&R Investor. The CD&R Investor is entitled to receive dividends in kind in respect of the Preferred Stock for the first two years following the CD&R Acquisition. As of the date of this prospectus, the CD&R Investor held 210,475 shares of Preferred Stock. The CD&R Investor has notified us that prior to the offering, it intends to convert its shares of Preferred Stock into shares of common stock.

Annual Stockholders Meeting

Our amended and restated by-laws will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Voting

The affirmative vote of a plurality of the shares of our common stock present, in person or by proxy, at the meeting and entitled to vote on the election of directors will decide the election of any directors, and the affirmative vote of a majority of the shares of our common stock present, in person or by proxy, at the meeting and entitled to vote at any annual or special meeting of stockholders will decide all other matters voted on by stockholders, unless the question is one upon which, by express provision of law, under our amended and restated certificate of incorporation, or under our amended and restated by-laws, a different vote is required, in which case such provision will control.

Anti-Takeover Effects of our Certificate of Incorporation and By-Laws

The provisions of our amended and restated certificate of incorporation and amended and restated by-laws summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which could result in an improvement of their terms.

Authorized but Unissued Shares of Common Stock. We are issuing             shares of our authorized common stock in this offering. The remaining shares of authorized and unissued common stock will be available for future issuance without additional stockholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our board of directors in opposing a hostile takeover bid.

Authorized but Unissued Shares of Preferred Stock. Under our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue up to             shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquiror may find unattractive. This may have the effect of delaying or preventing a change of control, may discourage bids for the common stock at a premium over the market price of the common stock, and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

Classified Board of Directors. Upon the listing of our common stock, in accordance with the terms of our amended and restated certificate of incorporation, our board of directors will be divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Under our amended and restated certificate of incorporation, our board of directors will consist of such number of directors as may be determined from time to time by resolution of the board of directors, but in no event may the number of directors be less than one. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our amended and restated certificate of incorporation will also provide that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the affirmative vote of a majority of our directors then in office, even if less than a quorum, or by a sole remaining director, subject to our amended stockholders agreement with respect to the director designation rights of the CD&R Investor and Deere. Any director elected to fill a vacancy will hold office until such director’s successor shall have been duly elected and qualified or until such director’s earlier death, resignation or removal. Our classified board of directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.

Removal of Directors. Our amended and restated certificate of incorporation will provide that directors may be removed with or without cause at any time upon the affirmative vote of holders of at least a majority of the outstanding shares of common stock then entitled to vote at an election of directors until the CD&R Investor and Deere cease to collectively own at least 40% of the outstanding shares of our common stock. Thereafter, our amended and restated certificate of incorporation will provide that directors may be removed only for cause upon the affirmative vote of holders of at least a majority of the outstanding shares of common stock then entitled to vote at an election of directors.

Special Meetings of Stockholders. Our amended and restated certificate of incorporation will provide that a special meeting of stockholders may be called only by the Chairman of our board of directors or by a resolution adopted by a majority of our board of directors. Special meetings may also be called by our corporate secretary at the request of the holders of at least a majority of the outstanding shares of our common stock until the CD&R Investor and Deere cease to collectively own at least 40% of the outstanding shares of our common stock. Thereafter, stockholders will not be permitted to call a special meeting of stockholders.

Stockholder Advance Notice Procedure. Our amended and restated by-laws will establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The amended and restated by-laws will provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our corporate secretary a written notice of the stockholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. To be timely, the stockholder’s notice must be delivered to our corporate secretary at our principal executive offices not less than 90 days nor more than 120 days before the first anniversary date of the annual meeting for the preceding year; provided, however, that in the event that the annual meeting is set for a date that is more than 30 days before or more than 70 days after the first anniversary date of the preceding year’s annual meeting, a stockholder’s notice must be delivered to our corporate secretary (x) not less than 90 days nor more than 120 days prior to the meeting or (y) no later than the close of business on the 10th day following the day on which a public announcement of the date of the meeting is first made by us.

No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation will provide that stockholder action may be taken only at an annual meeting or special meeting of stockholders, provided that stockholder action may be taken by written consent in lieu of a meeting until the CD&R Investor and Deere cease to collectively own at least 40% of the outstanding shares of our common stock.

Amendments to Certificate of Incorporation and By-Laws. Our amended and restated certificate of incorporation will provide that our amended and restated certificate of incorporation may be amended by both the affirmative vote of a majority of our board of directors and the affirmative vote of the holders of a majority of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders; provided that, at any time when the CD&R Investor and Deere collectively own less than 40% of the outstanding shares of our common stock, specified provisions of our amended and restated certificate of incorporation may not be amended, altered or repealed unless the amendment is approved by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders, including the provisions governing:

•	liability and indemnification of directors;

•	corporate opportunities;

•	elimination of stockholder action by written consent if the CD&R Investor and Deere cease to collectively own at least 40% of the outstanding shares of our common stock;

•	prohibition on the rights of stockholders to call a special meeting if the CD&R Investor and Deere cease to collectively own at least 40% of the outstanding shares of our common stock;

•	removal of directors for cause if the CD&R Investor and Deere cease to collectively own at least 40% of our outstanding common stock;

•	classified board of directors; and

•	required approval of the holders of at least 66 2⁄3% of the outstanding shares of our common stock to amend our amended and restated by-laws and certain provisions of our amended and restated certificate of incorporation if the CD&R Investor and Deere cease to collectively own at least 40% of the outstanding shares of our common stock.

In addition, our amended and restated certificate of incorporation and amended and restated by-laws will provide that our amended and restated by-laws may be amended, altered or repealed, or new by-laws may be adopted, by the affirmative vote of a majority of the board of directors, or by the affirmative vote of the holders of (x) as long as the CD&R Investor and Deere own at least 40% of the outstanding shares of our common stock, at least a majority, and (y) thereafter, at least 66 2⁄3%, of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders.

These provisions make it more difficult for any person to remove or amend any provisions in our amended and restated certificate of incorporation and amended and restated by-laws that may have an anti-takeover effect.

Section 203 of the Delaware General Corporation Law. In our amended and restated certificate of incorporation, we will elect not to be governed by Section 203 of the DGCL, as permitted under and pursuant to subsection (b)(3) of Section 203, until the first date on which the CD&R Investor ceases to beneficially own (directly or indirectly) at least 5% of the outstanding shares of our common stock. Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s outstanding voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203.

Limitations on Liability and Indemnification

Our amended and restated certificate of incorporation will contain provisions permitted under DGCL relating to the liability of directors. These provisions will eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	Section 174 of the DGCL (unlawful dividends); or

•	any transaction from which the director derives an improper personal benefit.

The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. These provisions, however, should not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. The inclusion of this provision in our amended and restated certificate of incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders. In addition, your investment may be adversely affected to the extent we pay costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Our amended and restated certificate of incorporation and our amended and restated by-laws will require us to indemnify and advance expenses to our directors and officers to the fullest extent not prohibited by the DGCL and other applicable law, except in the case of a proceeding instituted by the director without the approval of our board of directors. Our amended and restated certificate of incorporation and our amended and restated by-laws will provide that we are required to indemnify our directors and executive officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest and, with respect to any criminal proceeding, have had no reasonable cause to believe his or her conduct was unlawful.

Prior to the completion of this offering, we will enter into an indemnification agreement with each of our directors. The indemnification agreement will provide our directors with contractual rights to the indemnification and expense advancement rights provided under our amended and restated by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreement.

Corporate Opportunities

Our amended and restated certificate of incorporation will provide that we, on our behalf and on behalf of our subsidiaries, renounce any interest or expectancy in, or in being offered an opportunity to participate in, corporate opportunities, that are from time to time presented to the CD&R Investor and Deere or any of their respective officers, directors, employees, agents, stockholders, members, partners, affiliates or subsidiaries (other than us and our subsidiaries), even if the opportunity is one that we or our subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. Neither the CD&R Investor and Deere nor their respective officers, directors, employees, agents, stockholders, members, partners, affiliates or subsidiaries will generally be liable to us or any of our subsidiaries for breach of any fiduciary or other duty, as a director or otherwise, by reason of the fact that such person pursues or acquires such corporate opportunity, directs such corporate opportunity to another person or fails to present such corporate opportunity, or information regarding such corporate opportunity, to us or our subsidiaries unless, in the case of any such person who is a director or officer of Holdings, such corporate opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of Holdings. Stockholders will be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us, our stockholders, creditors or other constituents by any of our directors, officers, other employees, agents or stockholders, (iii) any action asserting a claim arising under the DGCL, our amended and restated certificate of incorporation or amended and restated by-laws, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim that is governed by the internal affairs doctrine. By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to choice of forum.

Market Listing

We intend to apply to list the common stock on the NYSE under the symbol “SITE”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be             .

SHARES AVAILABLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Some shares of our common stock will not be available for sale for a certain period of time after this offering because they are subject to contractual and legal restrictions on resale some of which are described below. Sales of substantial amounts of common stock in the public market after these restrictions lapse, or the perception that these sales could occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Sales of Restricted Securities

After this offering,             shares of our common stock will be outstanding, assuming that the underwriters do not exercise their option to purchase additional shares. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining             shares of our common stock that will be outstanding after this offering are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. Subject to the lock-up agreements described below, shares held by our affiliates that are not restricted securities or that have been owned for more than one year may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed one-year holding period under Rule 144.

Stock Options

Upon completion of this offering, we intend to file one or more registration statements under the Securities Act to register the shares of common stock to be issued under our stock option plans and, as a result, all shares of common stock acquired upon exercise of stock options and other equity-based awards granted under these plans will, subject to a 180-day lock-up period, also be freely tradable under the Securities Act unless purchased by our affiliates. A total of             million shares of common stock are subject to outstanding stock options granted under our stock incentive plans as of                    , 2015, and an additional             million shares of common stock will be available for grants of additional equity awards in the future under our stock incentive plans.

Lock-up Agreements

Upon completion of the offering, the CD&R Investor and Deere and our directors and executive officers will have signed lock-up agreements, under which they will agree not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Deutsche Bank Securities Inc. for a period of 180 days, subject to possible extension under certain circumstances, after the date of this prospectus. These agreements are described below under “Underwriting.”

Registration Rights Agreement

The CD&R Investor, Deere and their respective permitted transferees will have the right to require us to register shares of common stock for resale in some circumstances. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Rule 144

In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average reported weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date of filing a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Rule 701

Any of our employees, officers or directors who acquired shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a discussion of material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (as defined below) that purchase our common stock pursuant to this offering and hold such common stock as a capital asset. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income and estate tax considerations that may be relevant to specific Non-U.S. Holders in light of their particular circumstances or to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other Non-U.S. Holders that generally mark their securities to market for U.S. federal income tax purposes, foreign governments, international organizations, tax-exempt entities, certain former citizens or residents of the United States, or Non-U.S. Holders that hold our common stock as part of a straddle, hedge, conversion or other integrated transaction). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal gift or alternative minimum tax considerations.

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is:

•	an individual who is neither a citizen nor a resident of the United States;

•	a corporation (or other entity treated as a corporation) that is not created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate that is not subject to U.S. federal income tax on income from non-U.S. sources which is not effectively connected with the conduct of a trade or business in the United States; or

•	a trust unless (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes invests in our common stock, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the purchase, ownership and disposition of our common stock.

PERSONS CONSIDERING AN INVESTMENT IN OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Distributions on Common Stock

If we make a distribution of cash or other property (other than certain pro rata distributions of our common stock or rights to acquire our common stock) in respect of a share of our common stock, the distribution generally will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of such distribution exceeds our current and accumulated earnings and profits, such excess generally will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in such share of our common stock, and then as capital gain (which will be treated in the manner described below under “—Sale, Exchange or Other Disposition of Common Stock”). Distributions treated as dividends on our common stock that are paid to or for the account of a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable tax treaty and the Non-U.S. Holder provides the documentation (generally Internal Revenue Service (“IRS”) Form W-8BEN or IRS Form W-8BEN-E) required to claim benefits under such tax treaty to the applicable withholding agent. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by a Non-U.S. Holder, such dividend generally will not be subject to the 30% U.S. federal withholding tax if such Non-U.S. Holder provides the appropriate documentation (generally, IRS Form W-8ECI) to the applicable withholding agent. Instead, such Non-U.S. Holder generally will be subject to U.S. federal income tax on such dividend in substantially the same manner as a holder that is a U.S. person (except as provided by an applicable tax treaty). In addition, a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may be subject to a branch profits tax at a rate of 30% (or a lower rate if provided by an applicable tax treaty) on its effectively connected income for the taxable year, subject to certain adjustments.

The foregoing discussion is subject to the discussion below under “—FATCA Withholding” and “—Information Reporting and Backup Withholding.”

Sale, Exchange or Other Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized on the sale, exchange or other disposition of our common stock unless:

i.	such gain is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder, in which event such Non-U.S. Holder generally will be subject to U.S. federal income tax on such gain in substantially the same manner as a holder that is a U.S. person (except as provided by an applicable tax treaty) and, if it is treated as a corporation for U.S. federal income tax purposes, may also be subject to a branch profits tax at a rate of 30% (or a lower rate if provided by an applicable tax treaty);

ii.	such Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of such sale, exchange or other disposition and certain other conditions are met, in which event such gain (net of certain U.S. source capital losses) generally will be subject to U.S. federal income tax at a rate of 30% (except as provided by an applicable tax treaty); or

iii.	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (x) the five-year period ending on the date of such sale, exchange or other disposition and (y) such Non-U.S. Holder’s holding period with respect to such common stock, and certain other conditions are met.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we presently are not, and we do not presently anticipate that we will become, a United States real property holding corporation.

The foregoing discussion is subject to the discussion below under “—FATCA Withholding” and “—Information Reporting and Backup Withholding.”

FATCA Withholding

Under the Foreign Account Tax Compliance Act provisions of the Code and related U.S. Treasury guidance (“FATCA”), a withholding tax of 30% will be imposed in certain circumstances on payments of (i) dividends on our common stock, and (ii) beginning on or after January 1, 2019, gross proceeds from the sale or other disposition of our common stock. In the case of payments made to a “foreign financial institution” (such as a bank, a broker, an investment fund or, in certain cases, a holding company), as a beneficial owner or as an intermediary, this tax generally will be imposed, subject to certain exceptions, unless such institution (i) has agreed to (and does) comply with the requirements of an agreement with the United States (an “FFI Agreement”) or (ii) is required by (and does comply with) applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction (an “IGA”), in either case to, among other things, collect and provide to the U.S. tax authorities or other relevant tax authorities certain information regarding U.S. account holders of such institution, and, in either case, such institution provides the withholding agent with a certification as to its FATCA status. In the case of payments made to a foreign entity that is not a financial institution (as a beneficial owner), the tax generally will be imposed, subject to certain exceptions, unless such entity provides the withholding agent with a certification as to its FATCA status and, in certain cases, (i) certifies that it does not have any “substantial” U.S. owners (generally, any specified U.S. person that directly or indirectly owns more than a specified percentage of such entity) or (ii) identifies its substantial U.S. owners. If our common stock is held through a foreign financial institution that has agreed to comply with the requirements of an FFI Agreement, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold tax on certain payments made to (i) a person (including an individual) that fails to provide any required information or documentation or (ii) a foreign financial institution that has not agreed to comply with the requirements of an FFI Agreement and is not subject to similar requirements under applicable foreign law enacted in connection with an IGA. Similar withholding requirements may apply to foreign financial institutions that are subject to FATCA requirements pursuant to applicable foreign law enacted in connection with an IGA. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to the ownership and disposition of our common stock.

Information Reporting and Backup Withholding

Amounts treated as payments of dividends on our common stock paid to a Non-U.S. Holder and the amount of any U.S. federal tax withheld from such payments generally must be reported annually to the IRS and to such Non-U.S. Holder by the applicable withholding agent.

The information reporting and backup withholding rules that apply to payments of dividends to certain U.S. persons generally will not apply to payments of dividends on our common stock to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or IRS Form W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption.

Proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected outside the United States through a non-U.S. office of a non-U.S. broker generally will not be subject to the information reporting and backup withholding rules that apply to payments to certain U.S. persons, provided that the proceeds are paid to the Non-U.S. Holder outside the United States. However, proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected through a non-U.S. office of a non-U.S. broker with certain specified U.S. connections or a U.S. broker generally will be subject to these information reporting rules (but generally not to these backup withholding rules), even if the proceeds are paid to such Non-U.S. Holder outside the United States, unless such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or IRS Form W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption. Proceeds from the sale, exchange or other disposition of our common stock by a Non-U.S. Holder effected through a U.S. office of a broker generally will be subject to these information reporting and backup withholding rules unless such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or IRS Form W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability if the required information is furnished by such Non-U.S. Holder on a timely basis to the IRS.

U.S. Federal Estate Tax

Shares of our common stock owned or treated as owned by an individual Non-U.S. Holder at the time of such Non-U.S. Holder’s death will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Deutsche Bank Securities Inc., Goldman, Sachs & Co. and UBS Securities LLC are acting as representatives of the underwriters. We will enter into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
UBS Securities LLC

Total

The underwriters are committed to purchase all the common shares offered by us and the selling stockholders if they purchase any shares, other than those shares covered by the underwriters’ option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters have an option to buy on a pro rata basis up to             additional shares of common stock from the selling stockholders at the initial public offering price less the underwriting discounts and commissions to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase             additional shares of common stock. The underwriting fee is the difference between the initial offering price to the public and the amount the underwriters pay us for the shares of common stock.

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Public Offering Price
Underwriting discounts and commissions
Paid by SiteOne Landscape Supply, Inc.
Paid by selling stockholders

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            . We have agreed to reimburse the underwriters for expenses up to $             related to clearance of this offering with the Financial Regulatory Authority, Inc., or FINRA. The underwriters have agreed to reimburse us for certain expenses of the offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose, except as provided in the underwriting agreement, of any of our securities that are substantially similar to the securities offered hereby, including but not limited to any options or warrants to purchase shares of our common stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, shares of our common stock or any such substantially similar securities, or (ii) enter into any hedging or other transaction which is designed or which reasonably could be expected to lead to or result in a sale or disposition of our common stock (other than pursuant to employee stock option plans existing on, or upon the conversion, exercise or exchange of any option or convertible or exchangeable securities outstanding as of, the date of this prospectus), in each case without the prior written consent of Deutsche Bank Securities Inc. for a period of 180 days after the date of this prospectus.

Our directors and executive officers, the selling stockholders and certain of our other shareholders will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of Deutsche Bank Securities Inc., offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or contribute payments that the underwriters may be required to make in that respect.

We will apply to have our common stock approved for listing on the NYSE under the symbol “SITE”.

The underwriters have advised us and the selling stockholders that, in connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

The underwriters do not expect sales to discretionary accounts to exceed     %.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares which are the subject of the offering contemplated by this prospectus may be made to the public in that Relevant Member State other than:

A. to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

B. to fewer than 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), per Relevant Member State, subject to obtaining the prior consent of the representatives; or

C. in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the representatives to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in the United Kingdom

In the United Kingdom, this prospectus and any other material in relation to the shares described herein (the “Shares”) are being distributed only to, and are directed only at, persons who are “qualified investors” (as defined in the Prospectus Directive) who are (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it would otherwise be lawful to distribute them, all such persons together being referred to as “Relevant Persons”. The Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Shares will be engaged in only with, Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus or its contents. The Shares are not being offered to the public in the United Kingdom.

Notice to Prospective Investors in Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or the ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority, or the FINMA, as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment

Scheme of 23 June 2006, as amended, or the CISA, and accordingly the shares being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the shares have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the shares offered hereby may not be offered to the public, as this term is defined in Article 3 CISA, in or from Switzerland. The shares may solely be offered to “qualified investors,” (as this term is defined in Article 10 CISA) and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended, or the CISO, such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the shares are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Notice to Prospective Investors in Qatar

The shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. This prospectus is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. For example, an affiliate of UBS Securities LLC, one of the underwriters, acts as administrative agent and collateral agent under our Existing ABL Facility and will act as administrative agent and collateral agent under the Amended ABL Facility, and certain of the underwriters act as lenders under the Existing ABL Facility and the Existing Term Loan Facility.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

VALIDITY OF COMMON STOCK

The validity of the shares of our common stock offered hereby will be passed upon for us by Debevoise & Plimpton LLP, New York, New York. Various legal matters related to this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The financial statements as of December 28, 2014 and December 29, 2013 and for the year ended December 28, 2014, the period from December 23, 2013 to December 29, 2013 (Successor Company), the period from December 31, 2012 to December 22, 2013 and the year ended December 30, 2012 (Predecessor Company), included in this prospectus and the related financial statement schedule included in the Registration Statement (which report expresses an unqualified opinion and includes an emphasis-of-matter paragraph that describes that the Predecessor Company financial statements have been prepared from the separate records maintained by the Company and Deere & Company, as discussed in Note 1 to the financial statements) have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the shares of our common stock being sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto because some parts have been omitted in accordance with the rules and regulations of the SEC. You will find additional information about us and the common stock being sold in this offering in the registration statement and the exhibits thereto. For further information with respect to Holdings and the common stock being sold in this offering, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto. Copies of the registration statement, including the exhibits and schedules thereto, are also available at your request, without charge, from SiteOne Landscape Supply, Inc., Mansell Overlook, 300 Colonial Center Parkway, Suite 600, Roswell, Georgia 30076.

We will be subject to the informational requirements of the Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent registered public accounting firm, quarterly reports containing unaudited financial statements, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You will also be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. You will also be able to access, free of charge, our reports filed with the SEC (for example, our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and any amendments to those forms) through our website (https://www.siteonelandscapesupply.com). Reports filed with or furnished to the SEC will be available as soon as reasonably practicable after they are filed with or furnished to the SEC. None of the information contained on, or that may be accessed through our websites or any other website identified herein is part of, or incorporated into, this prospectus. All website addresses in this prospectus are intended to be inactive textual references only.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of SiteOne Landscape Supply, Inc.

We have audited the accompanying consolidated balance sheets of SiteOne Landscape Supply, Inc. and subsidiaries (the “Company”) as of December 28, 2014 and December 29, 2013, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for the year ended December 28, 2014, and the period from December 23, 2013 to December 29, 2013 (Successor Company), and the related combined statements of operations, comprehensive income (loss), equity, and cash flows of John Deere Landscapes LLC, and affiliated entity LESCO, Inc., for the period from December 31, 2012 to December 22, 2013, and for the year ended December 30, 2012 (Predecessor Company). Our audits also included the financial statement schedule listed in Item 16 of this Registration Statement. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of SiteOne Landscape Supply, Inc. and subsidiaries as of December 28, 2014 and December 29, 2013, and the results of their operations and their cash flows for the year ended December 28, 2014, and the period from December 23, 2013 to December 29, 2013 (Successor Company), and of John Deere Landscapes LLC, and affiliated entity LESCO, Inc., for the period from December 31, 2012 to December 22, 2013, and for the year ended December 30, 2012 (Predecessor Company) in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1, the accompanying Predecessor Company financial statements have been prepared from the separate records maintained by the Company and Deere & Company (“Deere”) and include portions of certain expenses that represent allocations of costs from Deere. These allocations may not be reflective of the actual expenses which would have been incurred had the Company operated as a separate entity apart from Deere. Our opinion is not modified with respect to this matter.

/s/ Deloitte & Touche LLP

Detroit, Michigan

August 18, 2015

SiteOne Landscape Supply, Inc.

Consolidated Balance Sheets

(In millions, except share data)

	Consolidated Successor Company December 28, 2014	Consolidated Successor Company December 29, 2013
Assets
Current assets:
Cash and cash equivalents	$10.6	$19.3
Accounts receivable, net of allowance for doubtful accounts of $3.0 and $0.0 for 2014 and 2013, respectively	108.7	108.4
Inventory	242.1	227.7
Income tax receivable	12.0	—
Deferred tax assets (Note 9)	8.4	10.9
Prepaid expenses and other current assets	13.7	16.5

Total current assets	395.5	382.8

Property and equipment, net (Note 4)	53.5	55.6
Goodwill (Note 5)	11.4	8.6
Intangible assets, net (Note 5)	87.0	90.4
Other assets	8.3	7.0

Total assets	$555.7	$544.4

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$81.0	$67.5
Current portion of capital leases (Note 6)	3.5	2.3
Accrued compensation	11.2	10.0
Long term debt, current portion (Note 8)	0.6	0.6
Accrued liabilities	16.8	16.0

Total current liabilities	113.1	96.4

Other long-term liabilities	9.2	8.7
Capital leases, less current portion (Note 6)	7.2	6.8
Deferred tax liabilities (Note 9)	33.7	35.6
Long term debt, less current portion (Note 8)	121.1	154.2

Total liabilities	284.3	301.7

Commitments and contingencies (Note 11)
Redeemable convertible preferred stock (Note 12)	192.6	174.0
Stockholders’ equity:
Common stock, par value $0.01; 8,000,000 shares authorized; 1,212,650 and 1,160,000 shares issued, and 1,212,650 and 1,160,000 shares outstanding at December 28, 2014 and December 29, 2013, respectively	—	—
Additional paid-in capital	89.5	78.2
Accumulated deficit	(10.3)	(9.5)
Accumulated other comprehensive loss	(0.4)	—

Total stockholders’ equity	78.8	68.7

Total liabilities and stockholders’ equity	$555.7	$544.4

See Notes to Financial Statements.

SiteOne Landscape Supply, Inc.

Consolidated and Combined Statements of Operations

(In millions, except share and per share data)

	Consolidated Successor Company For the year December 30, 2013 to December 28, 2014		Consolidated Successor Company For the period December 23, 2013 to December 29, 2013	Combined Predecessor Company For the period December 31, 2012 to December 22, 2013	Combined Predecessor Company For the year ended December 30, 2012
Net sales		$1,176.6	$5.3	$1,072.7	$1,062.0
Cost of goods sold (exclusive of depreciation)		865.5	4.1	783.0	744.6

Gross profit		311.1	1.2	289.7	317.4
Selling, general and administrative expenses		269.0	14.1	235.6	281.4
Other income		3.1	—	3.6	5.0

Operating income (loss)		45.2	(12.9)	57.7	41.0

Interest and other non-operating (income) expenses		9.1	0.1	0.1	(9.1)

Net income (loss) before taxes		36.1	(13.0)	57.6	50.1
Income tax (benefit) expense		14.4	(3.5)	23.9	(21.0)

Net income (loss)		21.7	(9.5)	33.7	71.1

Less:
Net income attributable to non-controlling interest					6.2
Redeemable convertible preferred stock dividends		21.8	0.3
Redeemable convertible preferred stock beneficial conversion feature		3.9	—

Net income (loss) attributable to Successor Company common stock / Predecessor Company equity interests		$(4.0)	$(9.8)	$33.7	$64.9

Net loss per common share:
Basic		$(3.36)	$(8.48)
Diluted		$(3.36)	$(8.48)
Unaudited pro forma basic and diluted net loss per common share (Note 1)	$
Weighted average number of common shares outstanding:
Basic		1,189,363	1,160,000
Diluted		1,189,363	1,160,000
Unaudited pro forma weighted average number of common shares outstanding—basic (Note 1)
Unaudited pro forma weighted average number of common shares outstanding—diluted (Note 1)

See Notes to Financial Statements.

SiteOne Landscape Supply, Inc.

Consolidated and Combined Statements of Comprehensive Income (Loss)

(In millions)

	Consolidated Successor Company For the year December 30, 2013 to December 28, 2014	Consolidated Successor Company For the period December 23, 2013 to December 29, 2013	Combined Predecessor Company For the period December 31, 2012 to December 22, 2013	Combined Predecessor Company For the year ended December 30, 2012
Net income (loss)	$21.7	$(9.5)	$33.7	$71.1
Foreign currency translation adjustments	(0.4)	—	(0.5)	0.2

Comprehensive income (loss)	$21.3	$(9.5)	$33.2	$71.3

Less: Comprehensive income attributable to non-controlling interest				6.2

Comprehensive income attributable to Predecessor Company			$33.2	$65.1

See Notes to Financial Statements.

SiteOne Landscape Supply, Inc.

Consolidated and Combined Statements of Equity

Periods Ended December 29, 2013 and December 28, 2014

(In millions, except share data)

	Common Stock (shares)	Common Stock ($)	Additional Paid-in-Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Equity
Balance at December 23, 2013 (Successor)	—	$—	$—	$—	$—	$—
Issuance of Common Stock	1,160,000	—	78.2			78.2
Net loss				(9.5)		(9.5)
Other comprehensive loss					—	—

Balance at December 29, 2013 (Successor)	1,160,000	$—	$78.2	$(9.5)	$—	$68.7

Net income				21.7		21.7
Other comprehensive loss					(0.4)	(0.4)
Redeemable convertible preferred stock dividends				(18.6)		(18.6)
Redeemable convertible preferred stock beneficial conversion feature			3.9	(3.9)		—
Common stock purchased by employees	52,650	—	6.3			6.3
Stock based compensation			1.1			1.1

Balance at December 28, 2014 (Successor)	1,212,650	$—	$89.5	(10.3)	$(0.4)	$78.8

Periods Ended December 30, 2012 and December 22, 2013

	Member’s Equity	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interest	Total Equity

Balance at January 1, 2012 (Predecessor)	$177.1	$0.7	$11.9	$189.7
Net income	64.9		6.2	71.1
Other comprehensive income		0.2		0.2
Dividend to VIE parent			(7.5)	(7.5)
Deconsolidation of non-controlling interest			(10.6)	(10.6)

Balance at December 30, 2012 (Predecessor)	$242.0	$0.9	$—	$242.9

Net income	33.7			33.7
Other comprehensive loss		(0.5)		(0.5)

Balance at December 22, 2013 (Predecessor)	$275.7	$0.4	$—	$276.1

See Notes to Financial Statements.

SiteOne Landscape Supply, Inc.

Consolidated and Combined Statements of Cash Flows

(In millions)

	Consolidated Successor Company For the year December 30, 2013 to December 28, 2014	Consolidated Successor Company For the period December 23, 2013 to December 29, 2013	Combined Predecessor Company For the period December 31, 2012 to December 22, 2013	Combined Predecessor Company For the year year ended December 30, 2012
Cash Flows from Operating Activities:
Net income (loss)	$21.7	$(9.5)	$33.7	$71.1
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	10.3	0.1	5.3	5.8
Stock-based compensation	2.1	—	—	—
Amortization of intangible assets	10.0	0.1	4.9	5.2
Amortization of debt related costs	3.0	—	—	—
(Gain) loss on sale of equipment	0.6	—	—	(0.3)
Deferred income taxes	0.6	(3.5)	22.1	(24.4)
Changes in operating assets and liabilities:
Receivables	4.1	4.0	(11.6)	(1.0)
Inventory	(6.4)	(3.9)	(6.1)	0.5
Income tax receivable	(12.0)	—	—	—
Prepaid expenses and other assets	2.8	—	(3.5)	(5.7)
Accounts payable	13.5	1.0	2.2	(2.3)
Accrued liabilities	2.4	5.7	(5.2)	(5.6)

Net Cash Provided By (Used In) Operating Activities	$52.7	$(6.0)	$41.8	$43.3

Cash Flows from Investing Activities:
Purchases of property and equipment	(4.3)	—	(3.2)	(5.2)
Deconsolidation of variable interest entity	—	—	—	(9.6)
Acquisitions	(22.7)	(313.9)	—	—
Proceeds from the sale of property and equipment	0.1	—	0.2	1.6

Net Cash Used In Investing Activities	$(26.9)	$(313.9)	$(3.0)	$(13.2)

Cash Flows from Financing Activities:
Borrowing to fund the CD&R Acquisition (Note 2)	—	166.6	—	—
Equity proceeds from Redeemable convertible preferred stock	—	174.0	—	—
Equity proceeds from common stock	5.3	—	—	—
Payments on capital lease obligations	(3.3)	—	(2.1)	(1.2)
Dividend to VIE parent	—	—	—	(7.5)
Debt issue costs paid	—	(16.9)	—	—
Payments on Term Loan	(0.5)	—	—	—
Net change in credit facility borrowing	(35.7)	5.1	—	(3.2)
Net decrease in intercompany payable to Deere	—	—	(31.0)	(18.8)

Net Cash Provided By (Used In) Financing Activities	$(34.2)	$328.8	$(33.1)	$(30.7)

Effect of exchange rate on cash	(0.3)	—	(0.2)	0.1

Net Change In Cash	(8.7)	8.9	5.5	(0.5)
Cash and cash equivalents:
Beginning	19.3	10.4	4.9	5.4

Ending	$10.6	$19.3	$10.4	$4.9

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for interest	5.3	0.1	0.5	0.9
Cash paid during the year for income taxes	25.6	—	0.2	4.3
Supplemental Disclosures of Noncash Investing and Financing Information:
Acquisition of property and equipment through capital leases	5.1	—	5.4	4.0
Purchase price adjustment (Note 2)	—	3.5	—	—

See Notes to Financial Statements.

SiteOne Landscape Supply, Inc.

Notes to Consolidated and Combined Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

SiteOne Landscape Supply, Inc. is a supplier of irrigation, landscape lighting, lawn care supplies, nursery stock, and landscape accessories to green industry professionals. It currently has over 400 branches. Substantially all SiteOne Landscape Supply, Inc.’s sales are to customers located in the United States of America (“U.S.”), with less than three percent of sales and total assets in Canada and other countries for all periods presented. Based on the nature of SiteOne Landscape Supply, Inc.’s products and customers’ business cycles, sales are significantly higher in the spring and summer months.

Basis of financial statement presentation:

SiteOne Landscape Supply, Inc., formerly known as CD&R Landscape Parent, Inc. (hereinafter collectively with all its consolidated subsidiaries referred to as the “Company”) indirectly owns 100% of the membership interest in JDA Holding LLC. JDA Holding LLC is parent and sole owner of John Deere Landscapes LLC (referred to herein as “Landscape”). Prior to the transaction described below, Deere & Company (“Deere”) was the sole owner of JDA Holding LLC. In August 2015, CD&R Landscape Parent, Inc.’s name was changed to SiteOne Landscape Supply, Inc.

On December 23, 2013 (the “Closing Date”), the Company acquired 100% of the ownership interest in JDA Holding LLC from Deere in exchange for common shares of the Company initially representing 40% of the outstanding capital stock (on an as-converted basis) plus cash consideration of approximately $314 million, net of pre-closing and post-closing adjustments. In order to facilitate the transaction, the Company issued cumulative convertible participating redeemable preferred stock (“Redeemable Convertible Preferred Stock”) to Clayton, Dubilier & Rice, LLC (“CD&R”) for total consideration of $174 million initially representing 60% of the outstanding capital stock (on an as-converted basis) and entered into a senior asset-based credit facility and a term loan (as described in Note 8). As part of the same transaction, JDA Holding LLC also acquired from Deere the affiliated company LESCO, Inc. (“LESCO”). The Company continues to be the sole owner of JDA Holding LLC. The aforementioned transactions described in this paragraph are referred to herein as the “CD&R Acquisition”. Subsequent to the CD&R Acquisition, the Company has operated as an independent, stand-alone entity (referred to herein as the “Successor Company”).

The CD&R Acquisition was accounted for as a business combination in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification™ (“ASC”) Topic 805, Business Combinations, with the Company as the accounting acquirer. Pursuant to that guidance, the common stock issued to Deere as purchase consideration is reflected at fair value, together with the remainder of the purchase consideration for the CD&R Acquisition, and such purchase consideration is allocated to the tangible and intangible assets and liabilities acquired and assumed based on their acquisition date estimated fair value. See Note 2 for further information on the CD&R Acquisition.

The Company’s chief operating decision maker (CODM) manages the business as a single reportable segment. Within the organizational framework, the same operational resources support multiple geographical regions and performance is evaluated primarily by the CODM at a consolidated level. The CODM also evaluates regional performance based on financial and operational measures and receives discrete financial information on a regional basis. Since all of the Company’s regions have similar operations and share similar economic characteristics, the Company aggregates regions into a single operating and reportable segment. These similarities include 1) long-term financial performance, 2) the nature of products and services, 3) the types of customers the Company sells to and 4) the distribution methods used. Further, all of the Company’s product categories have similar supply chain processes, classes of customers and economic characteristics.

SiteOne Landscape Supply, Inc.

Notes to Consolidated and Combined Financial Statements

The accompanying audited financial statements of the Company included herein have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Successor presentation

The Consolidated Statements of Operations, Comprehensive income (loss), Equity and Cash Flows for the Successor Company are presented for the fiscal year ended December 28, 2014 and for the period from December 23, 2013 through December 29, 2013 which consists of: (1) the results of operations of the Company for the one week period from December 23, 2013 (the Closing Date of the CD&R Acquisition) to December 29, 2013 and (2) merger and advisory costs related to the CD&R Acquisition which were incurred prior to the Closing Date.

The consolidated financial statements for the Successor Company include the assets and liabilities used in operating the Company’s business, including entities in which the Company owns or controls more than 50% of the voting shares. The Successor Company owns 100% of all subsidiaries presented in these financial statements. All intercompany balances and transactions have been eliminated in consolidation.

Predecessor presentation

The Combined Statements of Operations, Comprehensive income (loss), Equity and Cash Flows are presented for the predecessor period from December 31, 2012 through December 22, 2013 and the fiscal year ended December 30, 2012. These periods represent the combined operations of Landscape, the affiliated entity LESCO and their respective subsidiaries, all of which were under common control of Deere (collectively referenced herein as the “Predecessor Company”). The Predecessor Company financial statements represent a “carve out” from the consolidated financial statements of Deere. These financial statements have been derived from the historical consolidated financial statements and accounting records of Deere and include allocations of certain charges for services and other costs of Deere attributable to or incurred on behalf of the Predecessor Company. Management believes the allocations and amounts included in the combined financial statements for certain corporate costs are reasonable; however, these costs do not necessarily reflect the costs that would have been incurred by the Company as an unaffiliated entity of Deere, since these costs are based on the structure of the operations and related activities of the Predecessor Company, as managed and operated by Deere.

The following is a summary of the major expense categories and the methodology used to allocate such expenses:

•	Salaries, wages, bonuses, payroll taxes and stock options are actual amounts for the specific employees assigned to the Predecessor Company.

•	Human resource and benefit administration costs were allocated based on the number of employees specifically assigned to the Predecessor Company in relation to the total employees of Deere.

•	Environmental services, fixed asset systems and legal accruals were allocated based on actual billings.

•	Legal services, accounting and risk managements costs were allocated based on net sales in relation to total net sales of Deere.

•	Federal and state income taxes were computed specifically for the Predecessor Company based on the income reflected by the separate tax return method.

•	Treasury services were allocated based on total assets in relation to total assets of Deere.

SiteOne Landscape Supply, Inc.

Notes to Consolidated and Combined Financial Statements

The Predecessor Company was the primary beneficiary of a variable interest entity (“VIE”) through December 18, 2012, the date a cost sharing contract with a supplier was terminated (see Note 15). In accordance with U.S. GAAP, a VIE was consolidated through the contract termination date as the Company had both the power to direct the activities that most significantly impacted the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could have been significant to the VIE. All intercompany balances and transactions with a VIE have been eliminated in the Predecessor Company combined presentation.

Supplemental Pro Forma Information (Unaudited)

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or concurrent with an initial public offering be considered as distributions in contemplation of that offering. Prior to the completion of the Company’s proposed initial public offering, the Company will distribute approximately $         to existing stockholders in the form of a special cash dividend (the “Special Cash Dividend”).

Unaudited basic and diluted pro forma Net income per common share assumed an additional          common shares were outstanding for the period ended December 28, 2014 which represents the number of common shares that we would have been required to issue to fund the Special Cash Dividend of $         . The number of common shares that we would have been required to issue to fund the Special Cash Dividend was calculated by dividing the total $         distribution in excess of earnings by the assumed issuance price of $         , representing the midpoint of the range included in the Registration Statement.

Significant accounting policies:

Use of estimates in the preparation of financial statements: Estimates within these financial statements are prepared in conformity with U.S. GAAP, which requires management to make significant estimates and assumptions that form the basis for determination as to the carrying value of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Fiscal year: The Company’s fiscal year is a 52- or 53-week period ending on the Sunday nearest to December 31. The Successor Company period ended December 28, 2014 includes 52 weeks. The Successor Company period ended December 29, 2013 began on December 23, 2013 (inception). The Predecessor Company period from December 31, 2012 to December 22, 2013 includes 51 weeks. The Predecessor Company period ended December 30, 2012 includes 52 weeks.

Cash and cash equivalents: Cash and cash equivalents includes primarily cash on deposit with banks, which at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts. The Company maintains both its own cash accounts and cash accounts that, prior to the CD&R Acquisition, were swept to Deere through an intercompany account. Predecessor Company amounts swept to Deere reduced an intercompany payable to Deere.

Accounts receivable: The Company carries accounts receivable at the original invoice amount less any charge-offs and the allowance for credit losses and doubtful accounts. Allowances for credit losses and doubtful accounts are maintained in amounts considered to be appropriate in relation to the receivables outstanding based on collection experience, economic conditions and credit risk quality. Receivables are written off to the allowance when an account is considered uncollectible.

SiteOne Landscape Supply, Inc.

Notes to Consolidated and Combined Financial Statements

Activity in the allowance for doubtful accounts for the periods was as follows (in millions):

	Sucessor	Sucessor	Predecessor	Predecessor
	For the year December 30, 2013 to December 28, 2014	For the period December 23, 2013 to December 29, 2013	For the period December 31, 2012 to December 22, 2013	For the year ended December 30, 2012
Beginning balance	$—	$—	$5.4	$6.7
Provision (reduction) for allowance	(0.8)	—	(1.5)	(1.5)
Net charges (recoveries)	3.8	—	(0.3)	0.2

Ending balance	$3.0	$—	$3.6	$5.4

Inventory: Inventories are valued at the lower of cost or net realizable value, with cost determined by the first-in, first-out (“FIFO”) method. Inventory is primarily considered to be finished goods. The Company establishes a reserve for excess, slow-moving, and obsolete inventory that is equal to the difference between the cost and estimated net realizable value for that inventory. These reserves are based on a review of planned and historical sales. The reserve for obsolescence was approximately $0.9 million and $0.0 million as of December 28, 2014 and December 29, 2013, respectively.

Property and equipment, net: Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed on property and equipment using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the lesser of their estimated useful lives or the remaining lease terms. Depreciation on property and equipment under capital lease is included in depreciation expense. Expenditures for replacement or major renewals of significant items are capitalized. Expenditures for maintenance, repairs and minor renewals are generally charged to expense as incurred.

Acquisitions: When the Company acquires a controlling financial interest in an entity or group of assets that are determined to meet the definition of a business, the acquisition method described in ASC Topic 805, Business Combinations, is applied. The Company allocates the purchase consideration paid to acquire the business to the assets and liabilities acquired based on estimated fair values at the acquisition date, with the excess of purchase price over the estimated fair value of the net assets acquired recorded as goodwill. If during the measurement period (a period not to exceed 12 months from the acquisition date) the Company receives additional information that existed as of the acquisition date but at the time of the original allocation described above was unknown, the Company makes the appropriate adjustment to the purchase price allocation retroactive to the period in which the acquisition occurred.

The Company typically uses an income method to estimate the fair value of intangible assets, which is based on forecasts of the expected future cash flows attributable to the respective assets. Significant estimates and assumptions inherent in the valuations reflect a consideration of other marketplace participants, and include the amount and timing of future cash flows (including expected growth rates and profitability), a brand’s relative market position and the discount rate applied to the cash flows.

Goodwill impairment: Goodwill represents the acquired fair value of a business in excess of the fair values of tangible and identified intangible assets acquired and liabilities assumed. The Company tests goodwill on an annual basis as of July 31 and additionally if an event occurs or circumstances change that would indicate the carrying amount may be impaired.

SiteOne Landscape Supply, Inc.

Notes to Consolidated and Combined Financial Statements

The impairment test is a two-step process. The first step requires the Company to estimate and compare the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value exceeds the carrying amount, the goodwill is not considered impaired. To the extent a reporting unit’s carrying amount exceeds its fair value, the reporting unit’s goodwill may be impaired and the second step of the impairment test must be performed. The second step involves assigning the reporting unit’s fair value to all of its recognized and unrecognized assets and liabilities as if the reporting unit had been acquired in a business combination in order to determine the implied fair value of the reporting unit’s goodwill as of the testing date. The implied fair value of the reporting unit’s goodwill is then compared to the carrying amount of goodwill to quantify an impairment loss, if any, which would equal the excess of the carrying amount of goodwill over the goodwill’s implied fair value. No impairment occurred during the periods presented. See Note 5 for more detailed description of goodwill.

Intangible assets, net: Intangible assets include customer relationships, trademarks and other intangible assets, acquired through acquisitions. Intangible assets with finite useful lives are amortized on a straight-line or an accelerated method of amortization over their estimated useful lives. An accelerated amortization method reflecting the pattern in which the asset will be consumed is utilized if that pattern can be reliably determined. If that pattern cannot be reliably determined, a straight-line amortization method is used. The Company considers the period of expected cash flows and underlying data used to measure the fair value of the intangible assets when selecting a useful life. See Note 5 for a more detailed description of intangible assets.

Fair value measurement: Fair value is defined as an exit price, representing an amount that would be received to sell an asset or the amount paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The inputs used to measure fair value are prioritized into the following three-tiered value hierarchy:

•	Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs, other than quoted prices in active markets, which are observable either directly or indirectly.

•	Level 3: Unobservable inputs for which there is little or no market data.

The hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The classification of fair value measurement within the hierarchy is based upon the lowest level of input that is significant to the measurement.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivables and long-term debt. The variable interest rate on the long-term debt is reflective of current market borrowing rates. As such, the Company has determined that the carrying value of these financial instruments approximates fair value. Because the long-term debt is not traded in an active or inactive market, and because no similar instruments or those with similar characteristics trade in an active market, the debt instruments, including the short-term portion, are categorized as Level 3.

Revenue recognition: Sales of products are recorded when the sales price is determinable and the risks and rewards of ownership are transferred to independent parties. This transfer occurs primarily when goods are picked up by a customer at the store or when goods are delivered to a customer location. In all cases, when a sale is recorded by the Company, no significant uncertainty exists surrounding the purchaser’s obligation to pay. Returns are estimated and accrued at the time a sale is recognized. The Company makes appropriate provisions based on experience for costs such as doubtful receivables and sales incentives.

SiteOne Landscape Supply, Inc.

Notes to Consolidated and Combined Financial Statements

The Company offers certain customers rebates which are accrued based on sales volumes. In addition, the Company offers a points-based reward program whereby reward points can be redeemed for merchandise or credit on account (such as gift cards or vacation trips). The Company accrues a liability for this program based on sales volumes and an estimate of points that will be redeemed before expiration. Liabilities for these sales incentives are included in Accrued liabilities. The Company also has entered into agency agreements with certain of its suppliers whereby the Company operates as a sales agent of those suppliers. The suppliers retain title to their merchandise until it is sold by the Company and determine the prices at which the Company can sell the suppliers’ merchandise. As such, the Company recognizes these agency sales on a net basis and records only the product margin as commission revenue within Net sales.

Sales taxes: The Company collects and remits taxes assessed by different governmental authorities that are both imposed on and concurrent with revenue producing transactions between the Company and its customers. These taxes may include sales, use, value-added and some excise taxes. The Company reports the collection of these taxes on a net basis (excluded from sales).

Shipping and handling costs: Shipping and handling costs related to the sales of the Company’s products are included in Cost of goods sold.

Cost of goods sold: Cost of goods sold includes all inventory costs, such as purchase price from suppliers, net of any rebates received, as well as inbound freight and handling, and direct labor and other costs associated with the inventory and is exclusive of the cost to deliver the products to customers.

Advertising costs: Advertising costs are charged to expense as incurred and were approximately $0.1 million, $0.0 million, $0.2 million and $0.5 million during the Successor Company periods ended December 28, 2014 and December 29, 2013 and the Predecessor Company periods ended December 22, 2013 and December 30, 2012, respectively.

Stock-based compensation: Stock compensation expense for common stock options is based on the estimated fair value on the grant date using the Black-Scholes option pricing model. It is recorded in Selling, general and administrative expenses with a corresponding increase in Stockholders’ equity and generally recognized straight-line over the vesting periods. The Company issues new shares of common stock upon exercise of stock options. See Note 7 for further details regarding stock-based compensation.

Long-lived assets impairment: Long-lived assets, primarily property and equipment, finite-lived intangible assets and long-term contracts included in other assets, are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset group may not be recoverable. The recoverability of an asset group is measured by a comparison of the carrying amount of the asset group to its future undiscounted cash flows.

If the recoverability test indicates the asset group balances are not recoverable, the Company would recognize an impairment charge to reduce the long-lived asset balances based on the fair value of the asset group. Prices for similar assets are used to determine the fair value of the asset group. The amount of such impairment would be charged to operations in the current period. There were no impairment charges recognized during the Successor Company periods ended December 28, 2014 and December 29, 2013 and the Predecessor Company period ended December 22, 2013. There was an impairment charge of approximately $0.4 million during the Predecessor Company period ended December 30, 2012.

Other income: Other income consists primarily of financing charges and net gain/loss on sale of assets.

SiteOne Landscape Supply, Inc.

Notes to Consolidated and Combined Financial Statements

Income taxes: The Company files a consolidated federal income tax return and files both combined or unitary state income tax returns as well as separate state income tax returns in certain jurisdictions. The Predecessor Company was consolidated with Deere for federal and certain state tax filings in Predecessor periods. For the purpose of these financial statements, separate provisions and deferred taxes are determined by the Predecessor Company under the separate return method.

Deferred taxes are provided on an asset and liability method in which deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Realization of deferred tax assets is dependent upon sufficient future taxable income.

The Company’s operations involve dealing with uncertainties and judgments in the application of complex tax regulations in a multitude of jurisdictions. The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return based on its estimate of whether, and the extent to which, additional taxes will be due. The Company recognizes interest, if any, related to unrecognized tax benefits within the Interest and other non-operating expenses line item, and recognizes penalties in Selling, general and administrative expenses. See Note 9 for further information pertaining to income taxes.

Foreign currency translation: The functional currency for the Company’s Canadian operations is the Canadian dollar, the local currency. The assets and liabilities of these operations are translated into U.S. dollars at the end of the period exchange rates. The revenues and expenses are translated at average exchange rates for the period. The gains or losses from these translations are recorded in other comprehensive income (loss). Gains or losses recognized on transactions denominated in a currency other than the functional currency are included in net income (loss).

Intercompany payable to Deere: The Predecessor Company utilized central cash management systems of Deere, and the Predecessor Company’s short and long-term financing, including working capital needs, was provided by Deere. This activity was recorded by the Predecessor Company in an Intercompany payable to Deere account, which also functioned similar to a line of credit, and was classified as financing activity in the Predecessor Company’s Combined Statements of Cash Flows. The liability was effectively settled upon close of the CD&R Acquisition.

Beneficial conversion features: The Successor Company has issued and outstanding Redeemable Convertible Preferred Stock with dividends that have been paid-in-kind during the Successor Company period ended December 28, 2014. The Company records paid-in-kind dividends at carrying value on the issuance date. The paid-in-kind dividends in the form of Redeemable Convertible Preferred Stock contained the same conversion rate as the Redeemable Convertible Preferred Stock issued on the Closing Date; that is, 10 shares of common stock per share of Redeemable Convertible Preferred Stock. For certain Redeemable Convertible Preferred Stock issued as dividends paid-in-kind, the stated conversion price was determined to be less than the common stock price as of the dividend payment date resulting in the recognition of a beneficial conversion feature (“BCF”) in additional paid-in capital. Since the Redeemable Convertible Preferred Stock does not have a fixed or determinable redemption date and is readily convertible at any time, the Company immediately amortizes any BCF recognized through retained earnings.

SiteOne Landscape Supply, Inc.

Notes to Consolidated and Combined Financial Statements

Recently Issued and Adopted Accounting Pronouncements

In April 2015, the FASB issued Accounting Standards Update (“ASU”) 2015-03, Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs to be presented in the balance sheet as a direct deduction from the associated debt liability. The standard is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted for financial statements that have not been previously issued. An entity should apply the new guidance on a retrospective basis, wherein the balance sheet or each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. The Company has adopted this standard and as a result, $8.9 million and $10.8 million of debt issuance costs are included in Long-term debt, less current portion at December 28, 2014, and December 29, 2013, respectively.

Accounting Pronouncements Issued But Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which amends existing revenue recognition standards and establishes a new ASC Topic 606. The core principle of this amendment is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for these goods or services. This standard is effective for public entities for annual reporting periods beginning after December 15, 2017. Earlier application is permitted only as of annual reporting periods ended beginning after December 15, 2016.

The guidance permits two implementation approaches, one requiring retrospective application of the new standard with restatement of prior years and one requiring prospective application of the new standard with disclosure of results under old standards. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

In July 2015, FASB issued ASU 2015-11, Simplifying the Measurement of Inventory to simplify the guidance on the subsequent measurement of inventory, excluding inventory measured using last-in, first out or the retail inventory method. Under the new standard, inventory should be at the lower of cost and net realizable value. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016 with early adoption permitted. The Company is currently evaluating the impact of the pending adoption of ASU 2015-11 on the Company’s consolidated financial statements.

Note 2. CD&R Acquisition Accounting

As a result of the CD&R Acquisition described in Note 1, as of the Closing Date, the Company acquired a controlling financial interest in JDA Holding LLC (inclusive of LESCO) from Deere in exchange for common shares of the Company initially representing 40% of the outstanding capital stock (on an as-converted basis) plus cash consideration of approximately $314 million, net of pre-closing and post-closing adjustments. The CD&R Acquisition was accounted for as a business combination as defined in ASC Topic 805, Business Combinations, with the Company as the accounting acquirer. In order to facilitate the CD&R Acquisition, the Company issued Redeemable Convertible Preferred Stock to funds affiliated with CD&R for total consideration of $174 million and entered into a senior asset-based credit facility and a term loan (as described in Note 8). Total borrowings as of the CD&R Acquisition date were approximately $104.9 million on the credit facility and approximately $61.7 million on the term loan.

Costs incurred in connection with the CD&R Acquisition totaled approximately $29.0 million. Costs associated with the debt issuance of approximately $16.9 million were characterized as debt discount and will be amortized

SiteOne Landscape Supply, Inc.

Notes to Consolidated and Combined Financial Statements

over the life of the respective borrowing agreements. Costs totaling approximately $9.8 million are included in Selling, general and administrative expenses in the Consolidated Successor Company Statement of Operations for the period from December 23, 2013 to December 29, 2013. Costs of approximately $2.3 million were expensed and are included in Selling, general and administrative expenses in the Combined Predecessor Company Statement of Operations for the period from December 31, 2012 to December 22, 2013.

Using the acquisition method of accounting, the purchase price paid by the Company to acquire JDA Holding LLC (inclusive of LESCO) was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. These Level 3 fair value measurements have been determined based on assumptions that market participants would use in the pricing of the asset or liability. Independent third-party appraisers were engaged to assist management and perform valuation of certain tangible and intangible assets acquired and liabilities assumed.

The real and personal property was valued using the cost, market and income approaches. Buildings were valued using a cost approach that considered the depreciated replacement cost of new construction assuming lives of 30 to 50 years. Land was valued using the sales comparison approach. Personal property was valued using the indirect method of the cost approach and the market approach. Using the indirect approach a reproduction cost of new personal property was determined from the historical cost.

Intangible assets separately valued in the transaction were customer relationships and the LESCO trade name. Customer relationships were valued using the discounted cash flow method form of the income approach. After tax cash flow was discounted to present value using a 16.5% discount rate. Revenue growth was estimated based on long-term growth rates. Annual attrition was estimated at 5.0%.

The LESCO trade name was valued using the relief from royalty method which is a form of the income approach. Under this approach revenue associate with the brand is projected over the expected remaining useful life of the asset. A royalty rate is then applied to estimate the royalty savings. The royalty rate of 0.25% was based on an analysis of the net after tax royalty savings calculated for each year during the remaining economic life of the asset and discounted to present value. The after tax cash flows were discounted to present value using a 16.5% discount rate.

The value of Deere’s common stock investment, which comprises a portion of the purchase consideration for the CD&R Acquisition, is the difference between the fair value of the invested capital less the fair value of the Redeemable Convertible Preferred Stock, which was determined to equal the cash investment made by funds affiliated with CD&R of $174 million. The fair value of the total invested capital was estimated using a market approach known as the Backsolve Method. This Level 3 fair value method calibrates the equity allocation model to the transaction price for the Redeemable Convertible Preferred Stock of $174.0 million. The Redeemable Convertible Preferred Stock derives value from the interim dividend distributions and the proceeds at possible future liquidity events. As such, the equity allocation model reconciled to the issue price of the preferred investment such that the sum of (i) present value of simulated dividend payments and (ii) the present value of the simulated proceeds to the preferred investment at exit is equal to the transaction price for the preferred investment. The significant unobservable inputs were the expected term of the investment, assumptions about the form of preferred dividend payments and the assumed volatility of the Company during the term of the investment. Volatility used in the model was determined based on the volatility of comparable companies’ four year historical equity volatilities.

SiteOne Landscape Supply, Inc.

Notes to Consolidated and Combined Financial Statements

The following purchase price allocation was recorded on the Closing Date of the CD&R Acquisition:

Fair value of consideration transferred ($ in millions):
Cash consideration	$318.0
Common stock issued as consideration	78.2
Pre-closing adjustment	(7.6)
Working capital adjustment (1)	3.5

Net consideration transferred	$392.1

Fair value of assets acquired and liabilities assumed:
Cash and cash equivalents	$10.4
Accounts receivable	124.5
Inventories	223.8
Property and equipment	55.7
Intangible assets	90.5
Deferred income tax asset	15.8
Other assets	11.4
Accounts payable	(66.5)
Deferred income tax liabilities	(44.0)
Other liabilities	(29.0)
Capital leases assumed	(9.2)

Net assets acquired	$383.5

Excess purchase price attributed to goodwill acquired	$8.6

(1)	In March 2014 the Company paid to Deere approximately $3.5 million for a working capital adjustment required by the agreement. This amount was included in Accrued liabilities as of December 29, 2013.

The CD&R Acquisition resulted in the recognition of approximately $8.6 million of goodwill, which is not deductible for income tax purposes. Goodwill consists of the excess of the purchase price over the net of fair value of the acquired assets and assumed liabilities, and represented the estimated economic value attributable to future operations at the time of the CD&R Acquisition.

Note 3. Acquisitions

From time to time the Company enters into strategic acquisitions in an effort to better service existing customers and to attain new customers. The Company made various acquisitions during the Successor Company period ended December 28, 2014. The following acquisitions had an aggregate purchase price of approximately $22.7 million.

•	In April 2014, the Company, through its Canadian subsidiary John Deere Landscape LTD, purchased the assets of Eljay Irrigation LTD (“Eljay”), a wholesale distributor of irrigation products. Eljay has nine locations in four provinces in western Canada.

•	In July 2014, the Company acquired the assets of Diamond Head Sprinkler Supply, Inc. (“Diamond Head”). Diamond Head is a supplier of irrigation products with three locations in Hawaii.

•	In September 2014 the Company acquired the assets of Stockyard Horticultural Supply, Inc. (“Stockyard”). Stockyard is a nursery supplier in the Memphis metropolitan area and has one location in Arlington, Tennessee.

SiteOne Landscape Supply, Inc.

Notes to Consolidated and Combined Financial Statements

•	In October 2014, the Company acquired the assets of Boston Irrigation Supply Company, Inc. (“BISCO”). BISCO is a supplier of irrigation and lighting products across New England states. BISCO has five locations in Massachusetts, Connecticut, New Hampshire and New York.

These transactions were accounted for by the acquisition method according to the Company’s policy, and accordingly the results of operations were included in the Company’s consolidated financial statement from their respective acquisition dates.

Note 4. Property and Equipment

Property and equipment consisted of the following (in millions):

	Useful Life Range in Years	Consolidated Succesor Company December 28, 2014	Consolidated Succesor Company December 29, 2013
Land		$14.6	$14.6
Buildings and leasehold improvements:
Buildings	1 - 20	8.3	8.5
Leasehold improvements	1 - 20	6.1	5.8
Store equipment	1 - 12	8.4	6.3
Office furniture and fixtures and vehicles:
Office furniture and fixtures	1 - 12	4.9	4.1
Vehicles	1 - 6	21.4	15.9
Tooling	7	0.1	0.1
Construction in process		—	0.4

Total Property and equipment, gross		63.8	55.7
Accumulated depreciation		10.3	0.1

Total Property and equipment, net		$53.5	$55.6

Property and equipment includes vehicles under capital lease of approximately $20.6 million and $15.6 million and related accumulated depreciation of approximately $3.8 million and $0.0 million as of December 28, 2014 and December 29, 2013, respectively. Property and equipment values, including accumulated depreciation, reflect the acquisition accounting fair value adjustments related to the CD&R Acquisition.

Depreciation expense was approximately $10.3 million and $0.1 million for the Successor Company periods ended December 28, 2014 and December 29, 2013 and $5.3 million and $5.8 million for the Predecessor Company periods ended December 22, 2013 and December 30, 2012, respectively.

Capitalized software has an estimated useful life of three years. The amounts of total capitalized software costs, including purchased and internally developed software, included in other assets at December 28, 2014 and December 29, 2013 were approximately $1.3 million and $0.4 million, less accumulated amortization of approximately $0.2 million and $0.0 million, respectively. Amortization of these software costs was approximately $0.2 million and $0.0 million for the Successor Company periods ended December 28, 2014 and December 29, 2013 and $0.2 million and $0.1 million for the Predecessor Company periods ended December 22, 2013 and December 30, 2012, respectively.

SiteOne Landscape Supply, Inc.

Notes to Consolidated and Combined Financial Statements

Note 5. Goodwill and Intangible Assets

Goodwill

The changes in the carrying amount of goodwill for the year ended December 28, 2014 and the periods ended December 29, 2013 and December 22, 2013 are as follows (in millions):

	Sucessor	Sucessor	Predecessor
	For the year December 30, 2013 to December 28, 2014	For the period December 23, 2013 to December 29, 2013	For the period December 31, 2012 to December 22, 2013
Beginning balance	$8.6	$—	$105.6
Acquisitions	2.8	8.6	—

Ending balance	$11.4	$8.6	$105.6

During the year ended December 28, 2014, the Company recorded $2.8 million in Goodwill as a result of the four business acquisitions discussed in Note 3. During the Successor Company period ended December 29, 2013, the Company recorded $8.6 million in Goodwill as a result of the transaction discussed in Note 2.

Intangible Assets

The following table summarizes the components of intangible assets (in millions):

		Successor—December 28, 2014			Successor—December 29, 2013
	Years	Amount	Accumulated Amortization	Net	Amount	Accumulated Amortization	Net
Customer relationships	10-21	$92.5	$9.2	$83.3	$86.3	$0.1	$86.2
Trademarks and other	5-10	4.4	0.7	3.7	4.2	—	4.2

Total intangibles		$96.9	$9.9	$87.0	$90.5	$0.1	$90.4

During the year ended December 28, 2014, the Company recorded $6.4 million of intangible assets, including $6.2 million in customer relationship intangibles and $0.2 million in trademarks and other as a result of the four business acquisitions discussed in Note 3. The customer relationship intangible assets will be amortized over a weighted-average period of ten years. The trademarks and other intangible assets recorded will be amortized over a weighted-average period of five years.

During the Successor Company period ended December 29, 2013, the Company recorded $90.5 million of intangible assets, consisting of $86.3 million in customer relationship intangibles and $4.2 million in trademarks as a result of the CD&R Acquisition discussed in Note 2. The customer relationship intangible assets will be amortized over a weighted-average period of 21 years. The trademark intangible assets recorded will be amortized over a weighted-average period of ten years.

Amortization expense for intangible assets for the Successor Company periods ended December 28, 2014 and December 29, 2013 and the Predecessor Company periods ended December 22, 2013 and December 30, 2012, was approximately $9.8 million, $0.1 million, $4.7 million, and $5.1 million, respectively.

SiteOne Landscape Supply, Inc.

Notes to Consolidated and Combined Financial Statements

Total future intangible amortization estimated as of December 28, 2014, is as follows (in millions):

Period ending:
2015	$13.2
2016	12.8
2017	10.6
2018	8.8
2019	7.5
Thereafter	34.1

Total future amortization	$87.0

Note 6. Capital Leases

Capital leases, consisting of vehicle leases, included the following (in millions):

	Consolidated Successor Company December 28, 2014	Consolidated Successor Company December 29, 2013
Capital lease obligations with rates ranging from 3.2% to 11.4% with monthly payments of approximately $0.4 million maturing through July 2019	$10.7	$9.1
Less current maturities	3.5	2.3

Total Capital leases, less current portion	$7.2	$6.8

Future minimum lease payments under capital leases are due as follows (in millions):

Fiscal year:
2015	$3.8
2016	3.1
2017	2.6
2018	2.1
2019	0.2
Thereafter	—

Total minimum lease payments	11.8
Less amounts representing interest	1.1

Present value of future minimum lease payments	$10.7

Interest expense on capital leases was approximately $0.3 million and $0.0 million for the Successor Company periods ended December 28, 2014 and December 29, 2013 and $0.5 million and $0.4 million for the Predecessor Company periods ended December 22, 2013 and December 30, 2012, respectively.

Note 7. Employee Benefit and Stock Incentive Plans

The Company sponsors a defined contribution benefit plan for substantially all of its employees. Company contributions to the plan are based on a percentage of employee wages. The Company’s contributions to the plan

SiteOne Landscape Supply, Inc.

Notes to Consolidated and Combined Financial Statements

were approximately $3.3 million and $0.0 million for the Successor Company periods ended December 28, 2014 and December 29, 2013 and approximately $3.1 million for both Predecessor Company periods ended December 22, 2013 and December 30, 2012 respectively.

The Company offered to key employees the ability to purchase common shares of the Company under a Stock Incentive Plan (“Plan”), which commenced in May 2014 as approved by stockholders. Common stock options (“options”) were granted with the purchased shares at a predetermined number of options per purchased share. Prior to a public offering these shares are not transferrable except upon the employee’s death, repurchase at the option of the Company, or with the Company’s consent. The Plan provides for drag-along and tag-along rights if the stockholders sell more than 50.01% of their shares prior to a public offering. As of December 28, 2014, 52,650 shares were purchased by employees. Options granted with the share purchases totaled 137,800. Another 46,500 options were granted without share purchases. The options vest in five equal annual installments. Options expire ten years after the date of grant. The compensation cost for options is recognized on a straight-line basis over the requisite vesting period. The Company is authorized to grant 232,000 shares related to employee stock options, of which 47,700 remain.

The fair value of each option award was estimated on the date of grant using the Black-Scholes options pricing model. Expected volatilities are based on the historical equity volatility of the comparable publicly-traded companies. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rates utilized for periods throughout the contractual life of the options are based on U.S. Treasury security yields at the time of grant.

The assumptions used for the Black-Scholes options pricing model to determine the fair value of options follow:

Consolidated Successor Company December 28, 2014
Risk-free interest rate	1.9%
Expected dividends	0
Expected volatility	40.0%
Expected term (in years)	6

Stock option activity at December 28, 2014 and changes during the period:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at beginning of period	—	$—
Granted	184.3	100.00
Exercised	—	—
Expired or forfeited	—	—

Outstanding at end of period	184.3	100.00	8.99

Exercisable at December 28, 2014	36.9	$100.00	8.99
Unvested and expected to vest at December 28, 2014	147.4	$100.00	8.99

SiteOne Landscape Supply, Inc.

Notes to Consolidated and Combined Financial Statements

The weighted-average grant-date fair values of options granted during Successor Company periods ended December 28, 2014 was $57.5 per option. No options have been exercised.

During the Successor Company period ended December 28, 2014, the total stock based compensation expense was $2.1 million, including $1.1 million recognized relating to discounts on 2014 purchased shares, with no recognized tax benefit. At December 28, 2014 there was $9.5 million of total unrecognized compensation cost from share-based compensation arrangements granted under the plan, which is related to non-vested options. The option related compensation is expected to be recognized over a weighted–average period of approximately 4.5 years.

Note 8. Long Term Debt

Long term debt was as follows ($ in millions):

	Consolidated Successor Company December 28, 2014	Consolidated Successor Company December 29, 2013
ABL facility	$74.3	$109.9
Term loan facility	61.2	61.7
Debt discount	(13.8)	(16.8)

Total debt	$121.7	$154.8

Less current portion	(0.6)	(0.6)

Total long term debt	$121.1	$154.2

On December 23, 2013, JDA Holding LLC and Landscape (the “Borrowers”) entered into a senior asset-based credit facility (“ABL Facility”) of up to $250.0 million, subject to borrowing base availability. The ABL Facility is secured by a first lien on the inventory and receivables. The ABL Facility is guaranteed by CD&R Landscape Bidco, Inc. (“Bidco”), an indirect wholly owned subsidiary of the Company. The availability under the ABL Facility was $126.5 million and $104.2 million as of December 28, 2014 and December 29, 2013, respectively. Availability is determined using borrowing base calculations of eligible inventory and receivable balances less the current outstanding ABL Facility and letters of credit balances. The interest rate on the ABL Facility is LIBOR plus an applicable margin ranging from 1.5% to 2.0% or an alternate base rate for U.S. denominated borrowings plus an applicable margin ranging from 0.5% to 1.0%. The interest rates on outstanding balances at December 28, 2014 range from 1.66% to 3.75%. Additionally, the Borrowers pay a 0.25% commitment fee on the unfunded amount. The ABL Facility matures on December 23, 2018.

The ABL Facility is subject to mandatory prepayments if the outstanding loans and letters of credit exceed either the aggregate revolving commitments of the current borrowing base, in an amount equal to such excess. Additionally, the credit facility is subject to various covenants requiring minimum financial ratios and additional borrowings may be limited by these financial ratios. Failure to meet any of these covenants could result in an event of default under these agreements. If an event of default occurs the lenders could elect to declare all amounts outstanding under these agreements to be immediately due and payable, enforce their interest in collateral pledged under the agreement, or restrict the Borrowers’ ability to obtain additional borrowings under these agreements.

The ABL Facility contains customary representations and warranties and customary affirmative and negative covenants that, among other things, limit the ability of the Borrowers to pay dividends, redeem stock or make

SiteOne Landscape Supply, Inc.

Notes to Consolidated and Combined Financial Statements

other distributions. The negative covenants consist of the following: fundamental changes, dividends and distributions, acquisitions, collateral, payments and modifications of restricted indebtedness, negative pledge clauses, changes in line of business, currency, commodity and other hedging transactions, transactions with affiliates, investments, limitations on indebtedness and liens. The negative covenants are subject to the customary exceptions and also permit the payment of dividends and distributions, investments, permitted acquisitions and payments or redemptions of junior indebtedness upon satisfaction of a payment condition.

On December 23, 2013, the Borrowers also entered into a senior term loan (“Term Loan”) of approximately $61.7 million. The Term Loan is guaranteed by the Borrowers, the U.S. operating companies owned by the Company, and Bidco. The Term Loan has a first lien on Property and equipment, Intangibles, and equity interests of Landscape, and a second lien on ABL Facility assets. The interest rate on the Term Loan is LIBOR (minimum of 1.0%) plus an applicable margin of 4.0% or an alternate base rate for U.S. dollar denominated borrowings plus an applicable margin of 3.0%. The interest rate on the outstanding balance at December 28, 2014 was 5.0%. The Term Loan matures on December 23, 2019.

The Term Loan is subject to annual mandatory prepayments in an amount equal to 50% of excess cash flow for the applicable fiscal year if the secured leverage ratio is less than 2.50 to 1.00.

During the period ending December 28, 2014, the Company incurred total interest expenses of $9.1 million, of which $5.8 million related to interest on the ABL Facility and Term Loan. Debt discount of $16.9 million was incurred at the inception of the ABL Facility and Term Loan. These amounts are amortized as interest expense over the life of the debt. Amortization expense related to debt issuance costs was $3.0 million for the period ending December 28, 2014. The remaining $0.3 million interest related to capital leases. During the period ending December 29, 2013, the Borrowers incurred total interest expense of $0.1 million.

The Term Loan contains customary representations and warranties and customary affirmative and negative covenants that, among other things, limit the ability of the Borrowers to pay dividends, redeem stock or make other distributions. The negative covenants consist of the following: limitations on indebtedness, restricted payments, restrictive agreements, sales of assets and subsidiary stock, transactions with affiliates, liens, fundamental changes, amendments and lines of business. The negative covenants are subject to the customary exceptions.

Maturities of long term debt in principal amounts outstanding at December 28, 2014 are summarized below (in millions):

Fiscal year:
2015	$0.6
2016	0.6
2017	0.6
2018	74.9
2019	58.8
Thereafter	—

Total	$135.5

SiteOne Landscape Supply, Inc.

Notes to Consolidated and Combined Financial Statements

Note 9. Income Taxes

Components of Net income (loss) before taxes were as follows (in millions):

	Consolidated Successor Company For the year December 30, 2013 to December 28, 2014	Consolidated Successor Company For the period to December 29, 2013 to December 29, 2013	Combined Predecessor Company For the period December 31, 2012 to December 22, 2013	Combined Predecessor Company For the year ended December 30, 2012
U.S.	$34.8	$(13.0)	$57.0	$49.6
Foreign	1.3	—	0.6	0.5

Total	$36.1	$(13.0)	$57.6	$50.1

Components of Income tax (benefit) expense were as follows (in millions):

	Consolidated Successor Company For the year December 30, 2013 to December 28, 2014	Consolidated Successor Company For the period December 23, 2013 to December 29, 2013	Combined Predecessor Company For the period December 31, 2012 to December 22, 2013	Combined Predecessor Company For the year ended December 30, 2012
Current income tax expense
U.S. federal	$11.7	$—	$—	$2.7
U.S. state and local	1.7	—	1.6	0.5
Foreign	0.4	—	0.2	0.2

Total current	13.8	—	1.8	3.4
Deferred income tax (benefit) expense
U.S. federal	0.4	(3.2)	20.2	(22.0)
U.S. state and local	0.3	(0.2)	1.9	(2.4)
Foreign	(0.1)	(0.1)	—	—

Total deferred	0.6	(3.5)	22.1	(24.4)

Total	$14.4	$(3.5)	$23.9	$(21.0)

The Company’s effective tax rate was 39.9%, 26.9%, 41.5%, and (41.9)% for the periods ended December 28, 2014, December 29, 2013, December 22, 2013, and December 30, 2012, respectively. The following table provides a reconciliation of income tax expense (benefit) at the statutory U.S. federal tax rate to actual income tax expense (benefit) for the periods presented (in millions):

	Consolidated Successor Company For the year December 30, 2013 to December 28, 2014	Consolidated Successor Company For the period December 23, 2013 to December 29, 2013	Combined Predecessor Company For the period December 31, 2012 to December 22, 2013	Combined Predecessor Company For the year ended December 30, 2012
U.S. federal statutory expense (benefit)	$12.6	$(4.5)	$20.2	$17.5
State and local income taxes, net	1.4	(0.2)	2.2	2.6
Change in valuation allowance, net	—	—	0.9	(41.2)
Nondeductible items	0.5	1.3	0.1	0.1
Other, net	(0.1)	(0.1)	0.5	—

Income tax expense (benefit)	$14.4	$(3.5)	$23.9	$(21.0)

SiteOne Landscape Supply, Inc.

Notes to Consolidated and Combined Financial Statements

U.S. income tax has not been recognized on the excess of the amount for financial reporting over the tax basis of the Company’s investment in the Canadian subsidiary that is indefinitely reinvested outside the U.S. The amount of such temporary differences totaled approximately $4.8 million as of December 28, 2014. The unrecognized deferred tax liability on these unremitted earnings does not represent a material amount to the Company’s financial position.

Deferred income taxes reflect the expected future tax consequences of temporary differences between the financial statement carrying amount of the Company’s assets and liabilities, tax credits, and loss carry forwards. The significant components of deferred income taxes are as follows (in millions):

	Consolidated Successor Company December 28, 2014	Consolidated Successor Company December 29, 2013
Deferred tax assets:
Net operating losses	$4.6	$6.9
Allowance for uncollectible accounts	2.8	5.1
Inventory	0.7	1.1
Reserve for sales bonuses	3.1	2.6
Accrued compensation	2.6	2.6
Stock compensation	0.4	—
Rent accrual	0.6	0.7
Environmental reserve	0.9	0.9
Deferred transaction costs	2.1	2.2
Other	0.7	0.6

Total gross deferred tax assets	18.5	22.7
Valuation allowance	(4.6)	(4.6)

Total net deferred tax assets	13.9	18.1
Deferred tax liabilities:
Fixed assets and land	(6.5)	(8.4)
Intangible assets	(30.5)	(34.1)
Goodwill	(1.7)	—
Other	(0.5)	(0.3)

Total deferred tax liabilities	(39.2)	(42.8)

Net deferred tax liabilities	$(25.3)	$(24.7)

The Company evaluates its deferred tax assets to determine the need for a valuation allowance, and to conclude whether it is more likely than not that those deferred income tax assets will be realized. Management assesses the available positive and negative evidence to establish whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. On the basis of this evaluation, as of December 28, 2014 and December 29, 2013, a valuation allowance of $4.6 million has been recorded against deferred tax assets related primarily to state net operating loss carryforwards for separate returns the Company believes are more likely than not to expire unused. The Predecessor Company year ended December 30, 2012 includes a $(41.2) million valuation allowance release related to deferred tax assets, primarily related to federal net operating losses.

SiteOne Landscape Supply, Inc.

Notes to Consolidated and Combined Financial Statements

As determined by the Predecessor Company under the separate return method, the valuation allowance was released after determining that it was more likely than not that these deferred tax assets would be utilized due to the generation of sufficient taxable income. Activity within the tax valuation allowance for the periods was as follows (in millions):

	Consolidated Successor Company For the year December 30, 2013 to December 28, 2014	Consolidated Successor Company For the period December 23, 2013 to December 29, 2013	Combined Predecessor Company For the period December 31, 2012 to December 22, 2013	Combined Predecessor Company For the year ended December 30, 2012
Beginning balance	$4.6	$4.6	$5.0	$46.2
Increase in valuation allowance	—	—	0.9	—
Decrease in valuation allowance	—	—	(0.4)	(41.2)

Ending balance	$4.6	$4.6	$5.5	$5.0

As of December 28, 2014, the Company had available tax-effected state NOL carryforwards of approximately $4.6 million that will expire at various dates from 2015 through 2030, if not utilized.

The Company recognizes the tax effects of uncertain tax positions only if it is more likely than not to be sustained based solely upon its technical merits at the reporting date. The Company refers to the difference between the tax benefit recognized in its financial statements and the tax benefit claimed in the income tax return as an “unrecognized tax benefit.” There was no expense or liability recorded for unrecognized tax benefits for each period presented. The Company does not expect that the unrecognized tax benefit will materially change over the next 12 months.

The Company’s policy for recording interest and penalties, if any, associated with uncertain tax positions is to recognize interest within the Interest and other non-operating expenses line item, and to recognize penalties in Selling, administrative and general expenses. For each period presented, the Company had no accrued interest or penalties related to uncertain tax positions.

The Company is subject to U.S. federal income tax, as well as income tax in multiple state jurisdictions. With limited exceptions, years prior to 2009 are no longer open to federal, state and local examination by taxing authorities. The Company is currently under audit for federal income tax for 2009 through 2012 as part of the Deere & Company consolidated federal return audit. The Company is also under audit by a number of state and local jurisdictions; however no audit adjustments are anticipated that would result in a material change to the Company’s financial position.

Deere has indemnified the Company against any taxes, penalties or interest for tax periods prior to the CD&R Acquisition accruing after the CD&R Acquisition date.

Note 10. Related Party Transactions

The Company maintained, during the Predecessor Company periods, an Intercompany payable to Deere which was the cumulative net amount of outstanding intercompany transactions with Deere and was non-interest bearing.

The Company periodically purchases inventory from other Deere subsidiaries not included within these financial statements. Purchases of inventory were $0.5 million and $0.0 million for the Successor Company periods ended

SiteOne Landscape Supply, Inc.

Notes to Consolidated and Combined Financial Statements

December 28, 2014 and December 29, 2013 and totaled approximately $2.1 million and $2.2 million for the Predecessor Company periods ended December 22, 2013 and December 30, 2012, respectively. The outstanding payables balances were approximately $0.0 million and $0.1 million as of December 28, 2014 and December 29, 2013, respectively.

The Company offers a financing plan to its customers through John Deere Financial, a wholly-owned subsidiary of Deere. The Company pays John Deere Financial a fee related to the financing offered, which was approximately $0.4 million and $0.0 million for the Successor Company periods ended December 28, 2014 and December 29, 2013, respectively, and $0.2 million for each of the Predecessor Company periods ended December 22, 2013 and December 30, 2012, respectively.

The Predecessor Company had a note receivable from John Deere Canada ULC (formerly John Deere Limited), a wholly-owned Canadian subsidiary of Deere. The note receivable of approximately $6.5 million was paid in full prior to the CD&R Acquisition. There was no stated maturity date on the loan and interest income was insignificant in each of the periods presented.

CD&R provided consulting services in conjunction with the CD&R Acquisition and received compensation of approximately $13.6 million as part of the closing funds flow. Approximately $8.2 million of these costs were related to the Company’s direct effort to arrange financing for the CD&R Acquisition discussed in Note 2 and are included as a debt discount. The remaining $5.4 million related to due diligence and other transaction fees, of which $4.9 and $0.5 million was accrued and expensed in the Successor Company period ended December 29, 2013 and Predecessor Company period ended December 22, 2013, respectively.

The agreement for these initial services also contemplated additional consulting services at an annual fee of approximately $1.3 million plus expense reimbursement for a 10 year term or earlier termination if CD&R’s ownership of the Company is reduced below 10%.

Deere provides consulting services under two agreements executed with the CD&R Acquisition. The Transaction Services Agreement (“TSA”) allows continuation of administrative services including payroll processing, employee benefit management, tax compliance, and other services for specified term and fee for each service. In aggregate for the period ending December 28, 2014 the Company paid Deere $0.3 million under the TSA. The consulting agreement offers services that include review and recommendation concerning the Company’s staffing, compensation, benefit plans, financial and risk management, business strategy and operational improvement. Compensation for these services is an annual fee of approximately $0.7 million plus expense reimbursement for a 10 year term or earlier termination if Deere’s ownership of the Company is reduced below 10%.

TruGreen is a customer under common ownership of CD&R and therefore became a related party at the time of the CD&R Acquisition. Net sales included in the Company’s consolidated statement of operations with the customer were $4.3 million and $0.0 million for the Successor Company periods ending December 28, 2014, and December 29, 2013, respectively and $4.9 million for the Predecessor Company period ended December 22, 2013. Accounts receivable included in the Company’s consolidated balance sheets were $0.5 million, and $0.4 million as of December 28, 2014, and December 29, 2013, respectively.

Note 11. Commitments and Contingencies

Litigation: From time to time, the Company is subject to certain claims and lawsuits that have been filed in the ordinary course of business. The Company believes the reasonably possible range of losses for these unresolved legal actions in addition to amounts accrued would not have a material effect on the Company’s assets and liabilities

SiteOne Landscape Supply, Inc.

Notes to Consolidated and Combined Financial Statements

as of December 28, 2014 and December 29, 2013 and revenues, expenses, changes in equity, and cash flows for the periods ended December 28, 2014, December 29, 2013, December 22, 2013 and December 30, 2012.

Environmental liability: As part of the sale by LESCO of its manufacturing assets in 2005, the Company retained the environmental liability associated with those assets. The Company spent approximately $0.0 million and $0.0 million at five sites during the Successor Company periods ended December 28, 2014 and December 29, 2013, respectively, and $0.3 million, and $0.3 million at five sites during the Predecessor Company periods ended December 22, 2013 and December 30, 2012, respectively. Remediation activities can vary substantially in duration and cost and it is difficult to develop precise estimates of future site remediation costs. The Company estimated in accrued liabilities the undiscounted cost of future remediation efforts to be approximately $6.1 million and $4.9 million as of December 28, 2014 and December 29, 2013. As part of the CD&R Acquisition, Deere agreed to pay the first $2.5 million of the liability and cap the Company’s exposure to approximately $2.4 million. The Company has an indemnification asset of $3.7 million against the liability as a result of these actions.

Letter of credit: As of December 28, 2014, the Successor Company had outstanding letters of credit of $1.3 million. There were no amounts drawn on the letters of credit in 2014, and no letters of credit were outstanding in 2013. The Predecessor Company had a letter of credit with a bank of approximately $25.0 million to secure the cost sharing supply agreement with a VIE. No amounts were drawn on the letter of credit and the letter of credit was cancelled in December 2012 to coincide with the end of the VIE contract (see Note 15).

Lease guarantee: The Company assigned an office building lease to a third party tenant and provided the lessor guarantees should the tenant default its obligations under the lease. The unremitted rent payments due under the lease total approximately $1.3 million and $2.6 million at December 28, 2014 and December 29, 2013, respectively.

Purchase commitments: The Company has entered into contracts with various farmers that obligate the Company to purchase all grass seed grown on the acres subject to contract. These contracts run from 2014 through fiscal year 2017. The total future obligation was approximately $66.9 million as of December 28, 2014 with expected payments of approximately $35.4 million, $18.5 million, $12.9 million and $0.1 million during the years ended December 2015, 2016, 2017, and 2018, respectively. The Company’s purchases were approximately $25.4 million and $0.0 million for the Successor Company periods ended December 28, 2014 and December 29, 2013 and $25.5 million and $12.2 million for the Predecessor Company periods ended December 22, 2013 and December 30, 2012, respectively.

Supply contract: The Company contracted with a supplier for 40,000 tons of fertilizer per year beginning in January of 2013 for three years. Included in the agreement is a loan from the Company to the supplier totaling $3.0 million to expand its capacity to fulfil the purchase order. The repayment amount is based on the tonnage purchased in the prior year and will continue each year until the loan is paid in full. If the Company does not meet minimum volume commitments, the Company must pay a $40 per tonnage shortfall. The shortfall payment for the calendar year 2013 was not material.

The Company has also contracted with several suppliers to blend fertilizer. Most of these contracts can be cancelled without penalty, however one contract has an exit fee of $1.2 million if cancelled prior to July 2017 and $0.6 million if cancelled prior to July 2018. The contracts’ annual blending fees are approximately $6.0 million per year and may increase if minimum volumes are not met.

Operating leases: The Company leases buildings and equipment under certain non-cancelable operating leases that expire in various periods through December 2022. Rent expense under operating leases was approximately

SiteOne Landscape Supply, Inc.

Notes to Consolidated and Combined Financial Statements

$28.9 million and $0.5 million during the Successor Company periods ended December 28, 2014 and December 29, 2013 and $27.7 million and $28.6 million for the Predecessor Company periods ended December 22, 2013 and December 30, 2012, respectively. Certain leases have been subleased to third parties.

Approximate future minimum lease payments under non-cancelable operating leases, net of sublease income, are as follows (in millions):

	Gross lease payments	Sublease Income	Net lease payments
Fiscal year:
2015	$25.4	$(0.3)	$25.1
2016	20.0	(0.1)	19.9
2017	15.1	—	15.1
2018	9.4	—	9.4
2019	5.7	—	5.7
Thereafter	2.6	—	2.6

Total minimum lease payments	$78.2	$(0.4)	$77.8

Note 12. Redeemable Convertible Preferred Stock

The CD&R Equity Investment

On the Closing Date, funds affiliated with CD&R contributed $174.0 million to the Company in exchange for 174,000 shares of Redeemable Convertible Preferred Stock. Each share of Redeemable Convertible Preferred Stock is convertible into 10 shares of Common Stock at the option of the holder and upon certain contingent events, representing 1.74 million shares of common stock or 60% of the voting power and Common Stock of the Company on an as-converted basis as of the Closing Date.

Certain Terms of the Redeemable Convertible Preferred Stock

On December 16, 2013, the Company filed the Certificate of Designations of the Redeemable Convertible Preferred Stock (the “Certificate of Designations”) setting forth the terms, rights, powers, preferences qualifications, limitations and restrictions of the Redeemable Convertible Preferred Stock.

Liquidation Value. Each share of Redeemable Convertible Preferred Stock has a liquidation preference equal to the greater of: (i) $1,000 plus accrued but unpaid dividends and (ii) the as-if converted value.

Rank. The Redeemable Convertible Preferred Stock ranks senior as to dividend rights and rights upon liquidation to the common stock and each other class or series of the Company’s equity securities, whether currently issued or issued in the future that ranks junior to the Redeemable Convertible Preferred Stock. The Company does not have any outstanding equity securities that are senior to the Redeemable Convertible Preferred Stock. In accordance with the Certificate of Designations, the issuance of any senior equity securities of the Company requires the approval of the holders of the Redeemable Convertible Preferred Stock.

Dividends. The Redeemable Convertible Preferred Stock is entitled to (a) a 12% fixed, cumulative dividend payable quarterly if and when declared by the Company’s Board of Directors (the “Cumulative Dividend”), and (b) dividends on an as-converted basis if and when declared on common stock. The first eight quarterly Cumulative Dividend payments are required to be paid in-kind, and thereafter, the Company can elect to pay the

SiteOne Landscape Supply, Inc.

Notes to Consolidated and Combined Financial Statements

Cumulative Dividends in cash or shares of Redeemable Convertible Preferred Stock. The Cumulative Dividends are eliminated upon the achievement of certain EBITDA targets. If dividends are not declared and paid quarterly by the Company’s Board of Directors, such dividends compound on the quarterly dividend payment date.

The Company paid Cumulative Dividends in-kind on January 31, 2014, April 30, 2014, July 31, 2014 and October 31, 2014, at a pro rata rate of 12% per annum.

Conversion. The holders of the Redeemable Convertible Preferred Stock have the right, at any time, at their option to convert any or all of their Redeemable Convertible Preferred Stock into shares of the Company’s common stock. The initial conversion ratio is 10 common shares for 1 share of Redeemable Convertible Preferred Stock plus accrued but unpaid dividends which ratio is subject to customary anti-dilution adjustments.

Change of Control Redemption Right. Upon certain change of control events, the Redeemable Convertible Preferred Stock must be redeemed, for an amount equal to either (at the option of the holder): (a) the same consideration as paid to the common shares on an as-converted basis, or (b) the liquidation preference plus any accrued but unpaid dividends.

Vote. The holders of Redeemable Convertible Preferred Stock are entitled to vote with the holders of common stock on an as-converted basis on all matters submitted for a vote of holders of shares of the Company’s common stock, voting together with the holders of common stock as one class.

Certain matters require the approval of the holders of a majority of the outstanding Redeemable Convertible Preferred Stock, voting as a separate class, including (1) amendments or modifications to the Company’s Certificate of Incorporation, by-laws or the Certificate of Designations, that would adversely affect the terms or the powers, preferences, rights or privileges of the Redeemable Convertible Preferred Stock, (2) authorization, creation, increase in the authorized amount of, or issuance of any class or series of senior, parity or junior securities or any security convertible into, or exchangeable or exercisable for, shares of such securities, (3) any increase or decrease in the authorized number of shares of Redeemable Convertible Preferred Stock or the issuance of additional shares of Redeemable Convertible Preferred Stock, and (4) amendment of current debt financing agreements or entering into any agreements relating to indebtedness that include more restrictive provisions relating to the Company’s ability to pay dividends.

Restriction on Junior Security Dividends and Repurchases. Without the consent of the holders of a majority of the outstanding Redeemable Convertible Preferred Stock, the Company is prohibited from paying any dividend with respect to the Company’s Common Stock or other junior securities or repurchasing any junior securities (with the exception of repurchase made pursuant to the Company’s Stock Incentive Plan). Such consent is not required to the extent the Company has met certain conditions related to payment of the Cumulative Dividends, including a past history of paying such dividends in cash and sufficient funds to make future Cumulative Dividend payments in cash.

Accounting for the Redeemable Convertible Preferred Stock

In accordance with the SEC guidance within ASC Topic 480, Distinguishing Liabilities from Equity: Classification and Measurement of Redeemable Securities, the Company classified the Redeemable Convertible Preferred Stock as mezzanine equity because the Redeemable Convertible Preferred Stock contains a redemption feature which is contingent upon certain change of control events, the occurrence of which is not solely within the control of the Company. These contingent events are not and have not been considered probable of occurring and as such the Company does not accrete the mezzanine equity to its redemption value each period. The Company determined that none of the features included in the Redeemable Convertible Preferred Stock are required to be accounted for separately as a derivative under ASC Topic 815, Derivatives and Hedging.

SiteOne Landscape Supply, Inc.

Notes to Consolidated and Combined Financial Statements

The initial issuance of Redeemable Convertible Preferred Stock did not include a beneficial conversion feature (“BCF”) because the conversion price used to set the conversion ratio at the time of issuance was greater than the initial common stock price. The paid-in-kind dividends in the form of Redeemable Convertible Preferred Stock contained the same conversion price as the original issuance and in certain cases did include a BCF as of the dividend payment date. Since the Redeemable Convertible Preferred Stock does not have a fixed or determinable redemption date and is freely convertible at any time, the Company immediately amortizes any BCF recognized through retained earnings. For the year ended December 28, 2014, this amount was $3.9 million.

The below table summarizes the changes in the carrying value of the Redeemable Convertible Preferred Stock:

(in millions)
Balance as of December 23, 2013	$174.0
Cumulative Dividends paid-in-kind during the period	—
Balance as of December 29, 2013	174.0
Cumulative Dividends paid-in-kind during the period	18.6
Balance as of December 28, 2014	$192.6

Note 13. Net Sales by Product

Net Sales from external customers by product were as follows:

	Successor	Successor	Predecessor	Predecessor
	For the year December 30, 2013 to December 28, 2014	For the period December 23, 2013 to December 29, 2013	For the period December 31, 2012 to December 22, 2013	For the year ended December 30, 2012
Maintenance	$473.7	$2.4	$454.4	$477.0
Irrigation and Outdoor Lighting	432.5	1.7	386.4	373.0
Landscape Accessories and Hardscapes	176.2	0.8	154.2	136.2
Nursery Goods	94.2	0.4	77.7	75.8

	$1,176.6	$5.3	$1,072.7	$1,062.0

Maintenance net sales include Control Products and Fertilizer & Other product categories.

Note 14. Earnings (Loss) Per Share

Basic earnings (loss) per common share is computed by dividing net income (loss) attributable to common shares by the weighted average number of common shares outstanding for the period. The Redeemable Convertible Preferred Stock has the right to participate in all distributions declared and paid on the Company’s common stock on an as-converted basis, and is therefore considered a participating security. The Company calculates basic earnings per share using the “two-class” method, and for the periods ended December 28, 2014 and December 29, 2013 did not allocate the loss available to common stockholders to the Redeemable Convertible Preferred Stock as those holders do not have a contractual obligation to share in net losses. In periods with income available to common stockholders, the Company will reduce income available to common stockholders to reflect the hypothetical distribution of undistributed earnings to the Redeemable Convertible Preferred Stock in accordance with its contractual rights. In each Successor Company period, the Company reduces income available to common stockholders and increases loss available to common stockholders to reflect the cumulative dividend on the Company’s Redeemable Convertible Preferred Stock whether or not declared or paid during the

SiteOne Landscape Supply, Inc.

Notes to Consolidated and Combined Financial Statements

period. Similarly, the Company reduces income available to common stockholders and increases loss available to common stockholders for any amortization of beneficial conversion features recorded during each period. See Note 12 for a detailed description of the terms of the Redeemable Convertible Preferred Stock.

Our computation of diluted earnings (loss) per common share includes the effect of potential common stock, if dilutive. For the Successor Company periods ended December 28, 2014 and December 29, 2013, the assumed exercises of employee stock options and the conversion of Redeemable Convertible Preferred Stock were anti-dilutive and, therefore, the following potential shares of common stock were not included in the diluted loss per common share calculation:

	For the period ended
	December 28, 2014	December 29, 2013
Weighted average potential common shares assuming:
Conversion of the Preferred Stock	1,827,691	1,740,000
Exercise of employee stock options	86,726	—

Note 15. Variable Interest Entity

Landscape was the primary beneficiary of a VIE for the majority of 2012, based on a cost sharing contract with a supplier which was terminated on December 18, 2012. The VIE produced blended fertilizer and other lawn care products. Generally accepted accounting principles required consolidation of the VIE since the Company had both the power to direct the activities that most significantly impacted the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could have been significant to the VIE.

After the contract termination, the entity was deconsolidated since the Company no longer had a variable interest in the supplier. Also, intercompany profit on inventory purchased by Landscape from the VIE of approximately $9.4 million was removed from the consolidated inventory balance at deconsolidation and included as a gain in Interest and other non-operating income in the Combined Statements of Operations of the Predecessor Company for the year ended December 30, 2012. No additional support beyond what was previously contractually required was provided during any periods presented.

The Predecessor Company combined financial statements include the VIE’s revenues, expenses, changes in equity and cash flows through the deconsolidation date for the period ended December 30, 2012.

Summary financial information for the VIE consisted of the following for the year ended December 31, 2012 (in millions):

2012
Revenue (a)	$348.1
Selling, general and administrative expenses	$49.2
Net income	$6.2

(a)	VIE had approximately $313.3 million of revenue from Landscape in the year ended December 30, 2012 which was eliminated in the Predecessor Company combined financial statement presentation.

The VIE was financed primarily through its own liabilities. The assets of the VIE could only be used to settle the obligations of the VIE. The creditors of the VIE do not have recourse to the general credit of the Company.

Note 16. Subsequent Events

Management has evaluated subsequent events through August 18, 2015, the date the financial statements were issued.

SiteOne Landscape Supply, Inc.

Notes to Consolidated and Combined Financial Statements

On February 27, 2015, the Company acquired all of the outstanding stock of CLP SN Holdings, Inc., parent of Shemin Nurseries (“Shemin”), which includes 30 branch locations supplying primarily nursery goods in 18 major metropolitan markets across 14 states of the Eastern region of the United States and Texas.

The purchase price was allocated to the assets acquired based on estimated fair values at the acquisition date, with the excess of purchase price over the estimated fair value of the net assets acquired recorded as goodwill. The allocations shown in the table below are preliminary and are subject to adjustment. Additional information that existed as of the acquisition date but at the time was unknown to the Company, may become known to the Company during the remainder of the measurement period, a period not to exceed 12 months form the acquisition date. Adjustment in the purchase price allocation may require a recasting of the amounts allocated to goodwill retroactive to the period in which the acquisition occurred.

The following table summarized the preliminary aggregate fair values of the assets acquired and liabilities assumed at the acquisition date and subsequent adjustments.

The preliminary estimate of the fair values of assets acquired and liabilities assumed (in millions) is as follows:

Assets acquired, at fair market value
Cash and cash equivalents	$2.3
Accounts receivable	5.7
Inventory	9.3
Deferred tax assets	3.5
Prepaid expenses and other current assets	2.2

Total current assets	23.0
Property and equipment, net	9.9
Intangible assets, net	27.2
Other assets	1.3

Total assets	61.4

Liabilities assumed, at fair market value:
Accounts payable	6.1
Accrued liabilities	6.7
Deferred tax liabilities	12.0

Total liabilities assumed	24.8

Identifiable net assets acquired	36.6
Goodwill	21.1

Net assets acquired	$57.7

On May 8, 2015, the Company acquired all of the outstanding stock of AMC Industries, Inc. (“AMC”), which includes nine branch locations serving Texas and Oklahoma with irrigation products and domestic water systems.

In August 2015, the Company acquired all of the outstanding stock of Green Resource, LLC (“Green Resource”), which includes five branch locations serving North and South Carolina with chemicals, seed, fertilizer and erosion control products. The accounting for this acquisition has not been completed at the date the financial statements were issued.

The aggregate purchase price of 2015 acquisitions to-date is $98.1 million.

SiteOne Landscape Supply, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In millions, except share data)

	Unaudited pro forma June 28, 2015 (Note 1)	June 28, 2015	December 28, 2014
Assets
Current assets:
Cash and cash equivalents		$22.1	$10.6
Accounts receivable, net of allowance for doubtful accounts of $3.3 and $3.0, respectively		197.4	108.7
Inventory		302.2	242.1
Income tax receivable		—	12.0
Deferred tax assets (Note 8)		11.9	8.4
Prepaid expenses and other current assets		21.6	13.7

Total current assets		555.2	395.5
Property and equipment, net (Note 3)		63.9	53.5
Goodwill (Note 4)		36.7	11.4
Intangible assets, net (Note 4)		106.4	87.0
Deferred tax assets, less current portion (Note 8)		—	—
Other assets		8.9	8.3

Total assets		$771.1	$555.7

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable		$173.0	$81.0
Current portion of capital leases (Note 5)		3.1	3.5
Accrued compensation		18.2	11.2
Long term debt, current portion (Note 7)		0.6	0.6
Income tax payable		4.8	—
Accrued liabilities		23.8	16.8

Total current liabilities		223.5	113.1
Other long-term liabilities		10.2	9.2
Capital leases, less current portion (Note 5)		8.5	7.2
Deferred tax liabilities (Note 8)		42.2	33.7
Long term debt, less current portion (Note 7)		189.5	121.1

Total liabilities		473.9	284.3

Commitments and contingencies (Note 10)

Redeemable convertible preferred stock (Note 11)		204.3	192.6

Stockholders’ Equity:
Common stock, par value $0.01; 8,000,000 shares authorized; 1,223,545 and 1,212,650 shares issued, and 1,222,695 and 1,212,650 shares outstanding at June 28, 2015 and December 28, 2014, respectively		—	—
Additional paid-in capital		98.8	89.5
Accumulated deficit		(5.2)	(10.3)
Accumulated other comprehensive loss		(0.7)	(0.4)

Total stockholders’ equity		92.9	78.8

Total liabilities and stockholders’ equity		$771.1	$555.7

See Notes to Unaudited Condensed Consolidated Financial Statements.

SiteOne Landscape Supply, Inc.

Unaudited Condensed Consolidated Statements of Operations

(In millions, except share and per share data)

	For the six months ended June 28, 2015		For the six months ended June 29, 2014
Net sales		$707.3	$600.9
Cost of goods sold (exclusive of depreciation)		501.2	439.4

Gross profit		206.1	161.5
Selling, general and administrative expenses		164.4	132.3
Other income		1.5	1.3

Operating income		43.2	30.5

Interest and other non-operating expenses		5.0	4.7

Net income before taxes		38.2	25.8
Income tax expense		14.8	10.2

Net income		$23.4	$15.6

Less:
Redeemable convertible preferred stock dividends		11.9	10.6
Redeemable convertible preferred stock beneficial conversion feature		6.6	1.1
Undistributed earnings allocated to redeemable convertible preferred stock		3.0	2.3

Net income applicable to common shares		$1.9	$1.6

Net income per common share:
Basic		$1.51	$1.32
Diluted		$1.51	$1.32
Unaudited pro forma basic and diluted net income per common share (Note 1)	$
Weighted average number of common shares outstanding:
Basic		1,220,898	1,170,246
Diluted		1,228,896	1,170,246
Unaudited pro forma weighted average number of common shares outstanding—basic (Note 1)
Unaudited pro forma weighted average number of common shares outstanding—diluted (Note 1)

See Notes to Unaudited Condensed Consolidated Financial Statements.

SiteOne Landscape Supply, Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In millions)

	For the six months ended June 28, 2015	For the six months ended June 29, 2014
Net income	$23.4	$15.6
Foreign currency translation adjustments	(0.3)	0.1

Comprehensive income	$23.1	$15.7

See Notes to Unaudited Condensed Consolidated Financial Statements.

SiteOne Landscape Supply, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(In millions)

	For the six months ended June 28, 2015	For the six months ended June 29, 2014
Cash Flows from Operating Activities:
Net Income	$23.4	$15.6
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	5.8	5.2
Stock-based compensation	1.5	1.0
Amortization of intangible assets	8.4	4.6
Amortization of debt related costs	1.6	1.6
Loss on sale of equipment	0.2	0.4
Deferred income taxes	(3.9)	(0.9)
Other	0.1	0.2
Changes in operating assets and liabilities:
Receivables	(79.0)	(56.6)
Inventory	(45.6)	(16.9)
Income tax receivable	12.0	—
Prepaid expenses and other assets	(6.4)	5.8
Accounts payable	80.4	63.6
Income tax payable	6.3	11.1
Accrued liabilities	7.8	16.5

Net Cash Provided By Operating Activities	$12.6	$51.2

Cash Flows from Investing Activities:
Purchases of property and equipment	(3.2)	(1.6)
Acquisitions net of cash acquired (Note 2)	(64.2)	(5.6)
Proceeds from the sale of property and equipment	0.1	—

Net Cash Used In Investing Activities	$(67.3)	$(7.2)

Cash Flows from Financing Activities:
Payments on Term Loan	(0.3)	(0.2)
Payments on capital lease obligations	(2.0)	(1.4)
Equity proceeds from common stock	1.5	—
Purchase of treasury stock	(0.1)	—
Net change in credit facility borrowing	67.2	(45.9)

Net Cash Provided By (Used In) Financing	$66.3	$(47.5)

Effect of exchange rate on cash	(0.1)	—

Net Change In Cash	11.5	(3.5)
Cash and cash equivalents:
Beginning	10.6	19.3

Ending	$22.1	$15.8

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for interest	$3.4	$1.6
Cash paid during the year for income taxes	0.7	0.1

Supplemental Disclosures of Noncash Investing and Financing Information:
Acquisition of property and equipment through capital leases	$3.0	$4.2

See Notes to Unaudited Condensed Consolidated Financial Statements.

SiteOne Landscape Supply, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of business

SiteOne Landscape Supply, Inc., formerly known as CD&R Landscapes Parent, Inc. (hereinafter collectively with all its subsidiaries referred to as the “Company”) indirectly owns 100% of the membership interest in JDA Holding LLC. JDA Holding LLC is parent and sole owner of John Deere Landscapes LLC (referred to herein as “Landscapes”). Prior to the CD&R Acquisition described in the 2014 annual report, Deere & Company (“Deere”) was the sole owner of JDA Holding LLC. In August 2015, CD&R Landscapes Parent, Inc.’s name was changed to SiteOne Landscape Supply, Inc.

Headquartered in Roswell, Georgia, the Company is a supplier of irrigation, landscape lighting, lawn care supplies, nursery stock, and landscape accessories to green industry professionals. It currently has over 400 branches. Substantially, all the Company’s sales are to customers located in the United States of America (“U.S.”), with less than three percent of sales and total assets in Canada and other countries for all periods presented. Based on the nature of the Company’s products and customers’ business cycles, sales are significantly higher in the spring and summer months.

Basis of financial statement presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as applicable to interim financial reporting. In management’s opinion, the unaudited condensed financial information for the interim six months ended presented includes all adjustments, consisting of normal recurring accruals necessary for a fair statement of the financial position, results of operations and cash flows. Certain information and disclosures normally included in our annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). This condensed consolidated balance sheet as of December 28, 2014 and the unaudited condensed consolidated financial statements included herein should be read in conjunction with the audited consolidated financial statements for the year ended December 28, 2014 (the “2014 annual report”).

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and accompanying notes. Actual results could differ materially from these estimates.

Fiscal year

The Company’s fiscal year is a 52- or 53-week period ending on the Sunday nearest to December 31. Fiscal year ended January 3, 2016 includes 53 weeks and fiscal year ended December 28, 2014 includes 52 weeks. The six months ended June 28, 2015 and June 29, 2014 both include 26 weeks.

Principles of consolidation

The unaudited condensed consolidated financial statements for the Company include the assets and liabilities used in operating the Company’s business, including entities in which the Company owns or controls more than 50% of the voting shares. The Company owns 100% of all subsidiaries presented in these financial statements. All intercompany balances and transactions have been eliminated in consolidation.

SiteOne Landscape Supply, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Supplemental Pro Forma Information (Unaudited)

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or concurrent with an initial public offering be considered as distributions in contemplation of that offering. Prior to the completion of the Company’s proposed initial public offering, the Company will distribute approximately $         to existing stockholders in the Special Cash Dividend. The supplemental pro forma balance sheet as of June 28, 2015, gives pro forma effect to the Special Cash Dividend as though it had been declared and was payable as of that date.

Unaudited basic and diluted pro forma Net income per common share assumed an additional              common shares were outstanding for the six-month period ended June 28, 2015 which represents the number of common shares that we would have been required to issue to fund the Special Cash Dividend of $        . The number of common shares that we would have been required to issue to fund the Special Cash Dividend was calculated by dividing the total $         distribution in excess of earnings by the assumed issuance price of $        , representing the midpoint of the range included in the Registration Statement.

Significant accounting policies

There were no significant changes to the Company’s significant accounting policies for the six months ended June 28, 2015 from those disclosed in the 2014 annual report.

Recently Issued and Adopted Accounting Pronouncements

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-03, Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs to be presented in the balance sheet as a direct deduction from the associated debt liability. The standard is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted for financial statements that have not been previously issued. An entity should apply the new guidance on a retrospective basis, wherein the balance sheet or each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. The Company has adopted this standard and as a result, $7.9 million and $8.9 million of debt issuance costs are included in long term debt, less current portion at June 28, 2015 and December 28, 2014 respectively.

Accounting Pronouncements Issued But Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which amends existing revenue recognition standards and establishes a new Accounting Standards Codification (“ASC”) Topic 606. The core principle of this amendment is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for these goods or services. This standard is effective for public entities annual reporting periods ended beginning after December 15, 2017, including interim reporting periods ended within that reporting period. Earlier application is permitted only as of annual reporting periods ended beginning after December 15, 2016, including interim reporting periods ended within that reporting period.

The guidance permits two implementation approaches, one requiring retrospective application of the new standard with restatement of prior years and one requiring prospective application of the new standard with disclosure of results under old standards. The Company is evaluating the impact of the pending adoption of ASU 2014-09. The Company has not selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory to simplify the guidance on the subsequent measurement of inventory, excluding inventory measured using last-in, first out or the retail

SiteOne Landscape Supply, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

inventory method. Under the new standard, inventory should be at the lower of cost and net realizable value. The new accounting guidance is effective for interim and annual periods ended beginning after December 15, 2016 with early adoption permitted. The Company is currently evaluating the impact of the pending adoption of ASU 2015-11.

Note 2. Acquisitions

From time to time the Company enters into strategic acquisitions in an effort to better service existing customers and to attain new customers. The Company made various acquisitions during the six months ended June 28, 2015. The following acquisitions had an aggregate purchase price of $67.1 million.

On February 27, 2015, the Company acquired all of the outstanding stock of CLP SN Holdings, Inc., parent of Shemin Nurseries (“Shemin”), which includes 30 branch locations supplying primarily nursery goods in 18 major metropolitan markets across 14 states of the Eastern region of the United states and Texas.

The purchase price was allocated to the assets acquired based on preliminary estimated fair values at the acquisition date, with the excess of purchase price over the estimated fair value of the net assets acquired recorded as goodwill. The allocations shown in the table below are preliminary and are subject to adjustment. Additional information that existed as of the acquisition date but at the time was unknown to the Company may become known to the Company during the remainder of the measurement period, a period not to exceed 12 months from the acquisition date. Adjustment in the purchase price allocation may require a recasting of the amounts allocated to goodwill retroactive to the period in which the acquisition occurred.

The following table summarized the preliminary aggregate fair values of the assets acquired and liabilities assumed at the acquisition date and subsequent adjustments.

The preliminary estimate of the fair values of assets acquired and liabilities assumed (in millions) is as follows:

Assets acquired, at fair market value:
Cash and cash equivalents	$2.3
Accounts receivable	5.7
Inventory	9.3
Deferred tax assets	3.5
Prepaid expenses and other current assets	2.2

Total current assets	23.0
Property and equipment, net	9.9
Intangible assets, net	27.2
Other assets	1.3

Total assets	61.4

Liabilities assumed, at fair market value:
Accounts payable	6.1
Accrued liabilities	6.7
Deferred tax liabilities	12.0

Total liabilities assumed	24.8

Identifiable net assets acquired	36.6
Goodwill	21.1

Net assets acquired	$57.7

SiteOne Landscape Supply, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Goodwill is calculated as the excess of the purchase price over the estimated fair values of the assets acquired and the liabilities assumed in the acquisition, and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. The amount allocated to goodwill associated with the Shemin acquisition is primarily the result of anticipated synergies. None of the goodwill associated with this transaction will be deductible for income tax purposes.

On an unaudited pro forma basis, the following represents the consolidated results of the Company had the Company acquired Shemin as of December 31, 2013 (the first day of the Company’s fiscal 2014):

(In millions, except for per share data)	For the six months ended June 28, 2015	For the six months ended June 29, 2014
Net sales	$714.8	$669.1
Net income available to SiteOne common shareholders	$0.8	$2.0
Net income per share of common stock attributable to SiteOne—diluted	$0.68	$1.74

The Company began consolidating the results of operations effective February 28, 2015. The acquisition added $60.0 million of net sales and $3.1 million of net income for the six months ended June 28, 2015.

On May 8, 2015, the Company acquired all of the outstanding stock of AMC Industries, Inc. (“AMC”), which includes nine branch locations serving Texas and Oklahoma with irrigation products and domestic water systems.

Note 3. Property and Equipment

Property and equipment consisted of the following (in millions):

	Useful Life Range in Years	June 28, 2015	December 28, 2014
Land		$14.6	$14.6
Buildings and leasehold improvements:
Buildings	1 -20	9.6	8.3
Leasehold improvements	1 - 20	7.8	6.1
Store equipment	1 -12	13.2	8.4
Office furniture and fixtures and vehicles:
Office furniture and fixtures	1 - 12	6.5	4.9
Vehicles	1 - 6	27.0	21.4
Tooling	7	0.1	0.1
Construction in process		1.0	—

Total Property and equipment, gross		79.8	63.8
Accumulated depreciation		15.9	10.3

Total Property and equipment, net		$63.9	$53.5

Depreciation expense was approximately $5.8 million and $5.2 million for the six months ended ended June 28, 2015 and June 29, 2014, respectively.

SiteOne Landscape Supply, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 4. Goodwill and Intangible Assets

Goodwill

Changes in the carrying amount of goodwill are as follows:

(in millions)	December 29, 2014 to June 28, 2015	December 30, 2013 to December 28, 2014
Beginning balance	$11.4	$8.6
Acquisitions	25.3	2.8

Ending balance	$36.7	$11.4

Additions to goodwill during the interim period 2015 relate to the acquisitions of Shemin and AMC Industries (as described in Note 2).

Intangible Assets

During the period ended June 28 2015, the Company recorded $27.7 million of intangible assets all of which related to customer relationships as a result of the Shemin and AMC business acquisitions. The customer relationship intangible assets will be amortized over a weighted-average period of 19.1 years.

The following table summarizes the components of intangible assets (in millions except amortization period):

		June 28, 2015			December 28, 2014
	Years	Amount	Accumulated Amortization	Net	Amount	Accumulated Amortization	Net
Customer relationships	10 - 21	$120.1	$17.1	$103.0	$92.5	$9.2	$83.3
Trademarks and other	5 - 20	4.4	1.0	3.4	4.4	0.7	3.7

Total Intangibles		$124.5	$18.1	$106.4	$96.9	$9.9	$87.0

Trademarks and other consist primarily of trademarks at $4.2 million for both periods ended June 28, 2015 and December 28, 2014. Amortization expense for intangible assets was approximately $8.4 million and $4.6 million for the six months ended June 28, 2015 and June 29, 2014, respectively.

Total estimated amortization for the five fiscal years and thereafter, is as follows (in millions):

2015	$17.2
2016	17.4
2017	14.5
2018	12.0
2019	10.1
Thereafter	43.5

SiteOne Landscape Supply, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 5. Capital Leases

Capital leases, consisting of vehicle leases, included the following (in millions):

	June 28, 2015	December 28, 2014
Capital lease obligations with rates ranging from 3.2% to 11.4% with monthly payments of approximately $0.3 million maturing through July 2019	11.6	10.7
Less current maturities	3.1	3.5

Total Capital leases, less current portion	$8.5	$7.2

Note 6. Employee Benefit and Stock Incentive Plan

The Company sponsors a defined contribution benefit plan for substantially all of its employees. Company contributions to the plan are based on a percentage of employee wages. The Company’s contributions to the plan were approximately $1.9 million and $1.4 million for the six months ended June 28, 2015 and June 29, 2014.

Share-based compensation expense is recognized in the financial statements based upon fair value. The Company recognized stock based compensation expense of approximately $1.5 million and $1.0 million for the six months ended June 28, 2015 and June 29, 2014, respectively. The Company granted 60,000 options during the six months ended June 28, 2015. Total unrecognized compensation cost from share-based compensation arrangements at June 28, 2015 was approximately $11.3 million. The option related compensation is expected to be recognized over a weighted–average period of approximately 4.5 years.

Note 7. Debt

Long term debt was as follows (in millions):

	June 28, 2015	December 28, 2014
ABL facility	$141.5	$74.3
Term loan facility	60.9	61.2
Debt discount	(12.3)	(13.8)

Total debt	190.1	121.7

Less current portion	(0.6)	(0.6)

Total long term debt	$189.5	$121.1

On December 23, 2013, the JDA Holding LLC and Landscapes (the “Borrowers”) entered into a senior asset-based credit facility (“ABL Facility”) of up to $250 million, subject to borrowing base availability. The credit facility is secured by a first lien on the inventory and receivables. The credit facility is guaranteed by CD&R Landscapes Bidco, Inc. (“Bidco”), an indirect wholly owned subsidiary of the Parent. The availability under the ABL Facility was $106.7 million and $126.5 million as of June 28, 2015 and December 28, 2014, respectively. Availability is determined using borrowing base calculations of eligible inventory and receivable balances less the current outstanding ABL Facility and letters of credit balances. As of June 28, 2015 and December 28, 2014, outstanding letters of credit were $1.8 million and $1.3 million respectively. There were no amounts drawn on the letters of credit for either period presented.

SiteOne Landscape Supply, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

The interest rate on the ABL Facility is LIBOR plus an applicable margin ranging from 1.5% to 2.0% or an alternate base rate for U.S. denominated borrowings plus an applicable margin ranging from 0.5% to 1.0%. The interest rates on outstanding balances at June 28, 2015 range from 1.50% to 4.00%. Additionally, the Borrowers pay a 0.375% commitment fee on the unfunded amount. The ABL Facility matures on December 23, 2018.

The ABL Facility contains customary representations and warranties and customary affirmative and negative covenants that, among other things, limit the ability of the Borrowers to pay dividends, redeem stock or make other distributions. The negative covenants consist of the following: fundamental changes, dividends and distributions, acquisitions, collateral, payments and modifications of restricted indebtedness, negative pledge clauses, changes in line of business, currency, commodity and other hedging transactions, transactions with affiliates, investments, limitations on indebtedness and liens. The negative covenants are subject to the customary exceptions and also permit the payment of dividends and distributions, investments, permitted acquisitions and payments or redemptions of junior indebtedness upon satisfaction of a payment condition.

The ABL Facility is subject to mandatory prepayments if the outstanding loans and letters of credit exceed either the aggregate revolving commitments of the current borrowing base, in an amount equal to such excess. Additionally, the credit facility is subject to various covenants requiring minimum financial ratios and additional borrowings may be limited by these financial ratios. Failure to meet any of these covenants could result in an event of default under these agreements. If an event of default occurs the lenders could elect to declare all amounts outstanding under these agreements to be immediately due and payable, enforce their interest in collateral pledged under the agreement, or restrict the Borrowers’ ability to obtain additional borrowings under these agreements.

On December 23, 2013, the Borrowers also entered into a senior term loan (“Term Loan”) of approximately $61.7 million. The Term Loan is guaranteed by the Borrowers, the U.S. operating companies owned by the Company, and Bidco. The Term Loan has first lien on Property and equipment, Intangibles, and equity interests of Landscapes, and second lien on ABL Facility assets. The interest rate on the Term Loan is LIBOR (minimum of 1.0%) plus an applicable margin of 4.0% or an alternate base rate for U.S. denominated borrowings plus an applicable margin of 3.0%. The interest rate on the outstanding balance at June 28, 2015 was 5.0%. The Term Loan matures on December 23, 2019.

The Term Loan contains customary representations and warranties and customary affirmative and negative covenants that, among other things, limit the ability of the Borrowers to pay dividends, redeem stock or make other distributions. The negative covenants consist of the following: limitations on indebtedness, restricted payments, restrictive agreements, sales of assets and subsidiary stock, transactions with affiliates, liens, fundamental changes, amendments and lines of business. The negative covenants are subject to the customary exceptions.

The Term Loan is subject to annual mandatory prepayments in an amount equal to 50% of excess cash flow for the applicable fiscal year if the secured leverage ratio is less than 2.50 to 1.00.

During the six months ended June 28, 2015, the Company incurred total interest expenses of $5.0 million. $3.2 million of this total related to interest on the ABL Facility and Term Loan. Amortization expense related to debt issuance costs, was $1.6 million for the period. The remaining $0.2 million interest incurred related to interest attributable to capital leases.

SiteOne Landscape Supply, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

During the six months ended June 29, 2014, the Company incurred total interest expenses of $4.7 million. $3.0 million of this total related to interest on the ABL Facility and Term Loan. Amortization expense related to debt issuance costs, was $1.6 million for the period. The remaining $0.1 million interest incurred related to interest attributable to capital leases.

Note 8. Income Taxes

The Company’s effective tax rate was approximately 38.7% and 39.5% for the six months ended June 28, 2015 and June 29, 2014, respectively. The decrease in the effective rate was primarily due to a decrease in nondeductible items during the period ended June 29, 2014 as compared to the period ended June 28, 2015. The Company’s effective tax rate varies based on a variety of factors, including overall profitability, the geographical mix of income taxes and the related tax rates in the jurisdictions in which it operates.

In accordance with the provisions of ASC Topic 740 Income Taxes, the Company provides a valuation allowance against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The assessment considers all available positive and negative evidence and is measured quarterly. The Company maintains a valuation allowance against certain state deferred tax assets where sufficient negative evidence exists to require a valuation allowance. During the six months ended June 28, 2015, and June 29, 2014, respectively, the Company recorded no material increases or decreases to the valuation allowance against deferred tax assets.

Note 9. Related Party Transactions

The Company periodically purchases inventory from other Deere subsidiaries not combined within these financial statements. Purchases of inventory were approximately $0.0 million and $0.5 million for the six months ended June 28, 2015 and June 29, 2014, respectively. There were no outstanding payables balances as of June 28, 2015 and December 28, 2014.

The Company offers a financing plan to its customers through John Deere Financial, a wholly-owned subsidiary of Deere. The Company paid John Deere Financial fees related to the financing offered, of approximately $0.1 million and $0.3 million for the six months ended June 28, 2015 and June 29, 2014, respectively.

An affiliate of CD&R Parent provided consulting services at an annual fee of $1.3 million plus expense reimbursement for a 10 year term or earlier termination if CD&R’s ownership of the Company is reduced below 10%.

Deere provided consulting services under two agreements executed with the CD&R Acquisition. The Transaction Services Agreement (“TSA”) allowed continuation of administrative services including payroll processing, employee benefit management, tax compliance, and other services for specified term and fee for each service during fiscal 2014. As the services provided under this agreement terminated in mid 2014, there were no expenses incurred in fiscal year 2015. In aggregate for the six months ended June 29, 2014 the Company paid Deere approximately $0.2 million under the TSA. The Consulting Agreement provides for services that include review and recommendation concerning the Company’s staffing, compensation, benefit plans, financial and risk management, business strategy and operational improvement. Compensation for these services are an annual fee of approximately $0.7 million plus expense reimbursement for a 10 year term or earlier termination if Deere’s ownership of the Company is reduced below 10%.

SiteOne Landscape Supply, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

TruGreen is a customer under common ownership of CD&R and therefore became a related party at the time of the CD&R Acquisition. Net sales included in the Company’s consolidated statement of operations with the customer were $2.8 million, and $2.5 million for the six months ended ending June 28, 2015 and June 29, 2014, respectively. Accounts receivable included in the Company’s consolidated balance sheets were $0.6 million and $0.5 million at June 28, 2015 and December 28, 2014, respectively.

Note 10. Commitments and Contingencies

Environmental liability: As part of the sale by LESCO of its manufacturing assets in 2005, the Company retained the environmental liability associated with those assets. No expenditure was made for the five sites during the six months ended June 28, 2015 and June 29, 2014. Remediation activities can vary substantially in duration and cost and it is difficult to develop precise estimates of future site remediation costs. The Company estimated in accrued liabilities the undiscounted cost of future remediation efforts to be approximately $6.0 million as of June 28, 2015 and December 28, 2014. As part of the CD&R Acquisition, Deere agreed to pay the first $2.5 million of the liability and cap the Company’s exposure to $2.4 million. The Company has recorded an indemnification asset against the liability as a result of these actions of approximately $3.6 million as of June 28, 2015 and December 28, 2014.

Purchase commitments: The Company has entered into contracts with various farmers that obligate the Company to purchase all grass seed and trees grown on the acres subject to contract. These contracts run from 2014 through fiscal year 2019. The total future obligation was approximately $79.3 million as of June 28, 2015 with expected payments of approximately $35.2 million, $25.1 million, $18.4 million, $0.2 million and $0.4 million during the years ended December 2015, 2016, 2017, 2018 and 2019, respectively.

Note 11. Redeemable Convertible Preferred Stock

The CD&R Equity Investment

The Company has cumulative convertible participating redeemable preferred stock (the “Redeemable Convertible Preferred Stock”). Each share of Redeemable Convertible Preferred Stock is convertible into 10 shares of common stock at the option of the holder and upon certain contingent events.

In accordance with the SEC guidance within ASC Topic 480, Distinguishing Liabilities from Equity: Classification and Measurement of Redeemable Securities, the Company classified the Redeemable Convertible Preferred Stock as mezzanine equity because the Redeemable Convertible Preferred Stock contains a redemption feature which is contingent upon certain change of control events, the occurrence of which is not solely within the control of the Company. These contingent events are not and have not been considered probable of occurring and as such the Company does not accrete the mezzanine equity to its redemption value each period. The Company determined that none of the features included in the Redeemable Convertible Preferred Stock are required to be accounted for separately as a derivative under ASC Topic 815, Derivatives and Hedging.

The initial issuance of Redeemable Convertible Preferred Stock did not include a beneficial conversion feature (“BCF”) because the conversion price used to set the conversion ratio at the time of issuance was greater than the initial Common Stock price. The paid-in-kind dividends in the form of Redeemable Convertible Preferred Stock contained the same conversion price as the original issuance and in certain cases did include a BCF as of the dividend payment date. Since the Redeemable Convertible Preferred Stock does not have a fixed or determinable redemption date and is freely convertible at any time, the Company immediately amortizes any BCF recognized through retained earnings. For the six months ended June 28, 2015, this amount was $6.6 million.

The Company paid Cumulative Dividends in-kind on January 31, 2015 and April 30, 2015.

SiteOne Landscape Supply, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

The below table summarizes the changes in the carrying value of the Redeemable Convertible Preferred Stock:

(in millions)
Balance as of December 28, 2014	$192.6
Cumulative Dividends paid-in-kind during the period	11.7

Balance as of June 28, 2015	$204.3

Note 12. Earnings Per Share

Basic earnings per common share is computed by dividing net income attributable to common shares by the weighted average number of common shares outstanding for the period. The Redeemable Convertible Preferred Stock has the right to participate in all distributions declared and paid on the Company’s common stock on an as-converted basis, and is therefore considered a participating security. The Company calculates basic earnings per share using the “two-class” method which reduces income available to common stockholders to reflect the hypothetical distribution of undistributed earnings to the Redeemable Convertible Preferred Stock in accordance with its contractual rights. In each period, the Company reduces income available to common stockholders and increases losses available to common stockholders to reflect the cumulative dividend on the Company’s Redeemable Convertible Preferred Stock whether or not declared or paid during the period. Similarly, the Company reduces income available to common stockholders and increases losses available to common stockholders for any amortization of beneficial conversion features recorded during each period.

The Company’s computation of diluted earnings per common share includes the effect of potential common stock, if dilutive. For the six months ended June 29, 2015 and June 28, 2014, the assumed exercises of a portion of the Company’s employee stock options and the assumed conversion of all of the Redeemable Convertible Preferred Stock were anti-dilutive and, therefore, the following potential shares of common stock were not included in the diluted earnings per common share calculation:

	For the six months ended June 28, 2015	For the six months ended June 29, 2014
Weighted average potential common shares excluded because anti-dilutive
Preferred Stock	1,992,438	1,776,429
Employee Stock Options	47,307	25,800

Certain of the Company’s employee stock options were dilutive for the period and resulted in an additional 7,998 potential common shares included in the Company’s calculation of diluted earnings per common share for the six months ended June 28, 2015.

Note 13. Subsequent Events

Management has evaluated subsequent events through August 18, 2015, the date the financial statements were issued.

In August 2015, the Company acquired all of the outstanding stock of Green Resource, LLC (“Green Resource”), which includes five branch locations serving North and South Carolina with chemicals, seed, fertilizer and erosion control products. The accounting for this acquisition has not been completed at the date of this filing given the proximity to the acquisition date.

The Company has made various acquisitions throughout 2015 including the two acquisitions discussed in Note 2, and Green Resource for an aggregate purchase price of $98.1 million.

                Shares

SiteOne Landscape Supply, Inc.

Common Stock

PROSPECTUS

Deutsche Bank Securities

Goldman, Sachs & Co.

UBS Investment Bank

                    , 2015

Through and including                     , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by us in connection with the sale and distribution of the securities registered hereby, other than underwriting discounts or commissions. All amounts are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

SEC Registration Fee		$11,620
FINRA Filing Fee		$15,500
Stock Exchange Listing Fee		*
Printing Fees and Expenses		*
Accounting Fees and Expenses		*
Legal Fees and Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent Fees and Expenses		*
Miscellaneous		*

Total:	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Holdings is incorporated under the laws of the State of Delaware.

Section 145(a) of the General Corporation Law of the State of Delaware, or the “DGCL,” provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(e) of the DGCL provides that expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL. Such expenses, including attorneys’ fees, incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Section 145(g) of the DGCL specifically allows a Delaware corporation to purchase liability insurance on behalf of its directors and officers and to insure against potential liability of such directors and officers regardless of whether the corporation would have the power to indemnify such directors and officers under Section 145 of the DGCL.

Section 102(b)(7) of the DGCL permits a Delaware corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This provision, however, may not eliminate or limit a director’s liability (1) for breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchases or redemptions, or (4) for any transaction from which the director derived an improper personal benefit.

Our Second Amended and Restated Certificate of Incorporation will contain provisions permitted under Delaware General Corporation Law relating to the liability of directors. These provisions will eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of the Delaware General Corporation Law (unlawful dividends); or

•	any transaction from which the director derives an improper personal benefit.

Our Second Amended and Restated Certificate of Incorporation and our Second Amended and Restated By-laws will require us to indemnify and advance expenses to our directors and officers to the fullest extent not prohibited by the Delaware General Corporation Law and other applicable law, except in the case of a proceeding instituted by the director without the approval of our board of directors. Our Second Amended and Restated Certificate of Incorporation and our Second Amended and Restated By-laws will provide that we are required to indemnify our directors and officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Indemnification Agreements

The Landscape Parties are parties to indemnification agreements with the CD&R Investor and Deere, pursuant to which the Landscape Parties agreed to indemnify such entities and their respective affiliates, directors, officers, partners, members, employees, agents, representatives and controlling persons, against certain liabilities arising out of performance of the consulting agreements described above under “Certain Relationships and Related Party Transactions—Consulting Agreements” and certain other claims and liabilities, including liabilities arising out of financing arrangements and securities offerings.

Prior to the completion of this offering, we will enter into indemnification agreements with our directors. The indemnification agreements will provide the directors with contractual rights to the indemnification and expense advancement rights provided under our amended and restated by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreements.

Directors’ and Officers’ Liability Insurance

Prior to the offering we will have obtained directors’ and officers’ liability insurance which insures against certain liabilities that our directors and officers and the directors and officers of our subsidiaries may, in such capacities, incur.

Item 15.	Recent Sales of Unregistered Securities.

Common stock

On December 23, 2013, we issued 1,160,000 shares of our common stock to Deere & Company in exchange for the outstanding equity interests of JDA Holding LLC and its affiliated entity LESCO, Inc. No separate cash consideration was paid in connection with this issuance.

On May 19, 2014, we issued 44,400 shares of our common stock to 15 of our employees in exchange for approximately $4,400,000 in cash.

On September 30, 2014, we issued 8,250 shares of our common stock to 4 of our employees in exchange for approximately $825,000 in cash.

On January 9, 2015, we issued 9,168 shares of our common stock to 8 of our employees in exchange for approximately $1,228,500 in cash.

On April 15, 2015, we issued 677 shares of our common stock to 3 of our employees in exchange for approximately $98,146 in cash.

On June 3, 2015, we issued 1,050 shares of our common stock to 2 of our employees in exchange for approximately $152,250 in cash.

On July 27, 2015, we issued 350 shares of our common stock to 1 of our employees in exchange for approximately $70,350 in cash.

On September 8, 2015, we issued 3,500 shares of our common stock to 4 of our employees in exchange for approximately $703,500 in cash.

Cumulative convertible participating redeemable preferred stock (“Preferred Stock”)

On December 23, 2013, we issued 174,000 shares of our Preferred Stock to CD&R Landscapes Holdings, L.P. in exchange for approximately $174 million in cash.

On January 31, 2014, we issued 2,270 shares of our Preferred Stock to CD&R Landscapes Holdings, L.P. as a dividend, for no additional cash consideration, paid pursuant to the terms of the Preferred Stock.

On April 30, 2014, we issued 5,288 shares of our Preferred Stock to CD&R Landscapes Holdings, L.P. as a dividend, for no additional cash consideration, paid pursuant to the terms of the Preferred Stock.

On July 31, 2014, we issued 5,447 shares of our Preferred Stock to CD&R Landscapes Holdings, L.P. as a dividend, for no additional cash consideration, paid pursuant to the terms of the Preferred Stock.

On October 31, 2014, we issued 5,610 shares of our Preferred Stock to CD&R Landscapes Holdings, L.P. as a dividend, for no additional cash consideration, paid pursuant to the terms of the Preferred Stock.

On February 2, 2015, we issued 5,778 shares of our Preferred Stock to CD&R Landscapes Holdings, L.P. as a dividend, for no additional cash consideration, paid pursuant to the terms of the Preferred Stock.

On April 30, 2015, we issued 5,952 shares of our Preferred Stock to CD&R Landscapes Holdings, L.P. as a dividend, for no additional cash consideration, paid pursuant to the terms of the Preferred Stock.

On July 31, 2015, we issued 6,130 shares of our Preferred Stock to CD&R Landscapes Holdings, L.P. as a dividend, for no additional cash consideration, paid pursuant to the terms of the Preferred Stock.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D or Rule 701 promulgated thereunder, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant. The sales of these securities were made without any general solicitation or advertising.

There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.	Exhibits and Financial Statement Schedules.

The Exhibits to this registration statement on Form S-1 are listed in the Exhibit Index which follows the signature pages to this registration statement and is herein incorporated by reference.

Schedule I—Registrant’s Condensed Financial Statements

SiteOne Landscape Supply, Inc.

Parent Company Only

Condensed Balance Sheets

(In millions except share data)

	December 28, 2014	December 29, 2013
Assets
Investment in subsidiary	$271.9	$250.2
Deferred tax asset (Note 4)	2.1	2.2

Total assets	$274.0	$252.4

Liabilities and Stockholders’ Equity
Total liabilities	$—	$—

Redeemable Convertible Preferred Stock (Note 3)	192.6	174.0

Stockholders’ equity:
Common stock, par value $0.01; 8,000,000 shares authorized; 1,212,650 and 1,160,000 shares issued, and 1,212,650 and 1,160,000 shares outstanding at December 28, 2014 and December 29, 2013, respectively	0.01	0.01

Additional paid-in capital	82.0	78.2

Retained earnings/(Accumulated deficit)	(0.2)	0.2

Accumulated other comprehensive loss	(0.4)	—

Total stockholders’ equity	81.4	78.4

Total liabilities and stockholders’ equity	$274.0	$252.4

See accompanying Notes to Condensed Financial Statements.

SiteOne Landscape Supply, Inc.

Parent Company Only

Condensed Statements of Operations and Comprehensive Income (Loss)

(In millions)

	For the year December 30, 2013 to December 28, 2014	For the period December 23, 2013 to December 29, 2013
Equity in net income (loss) of subsidiary	$21.7	$(1.9)
Selling, general and administrative expenses (Note 2)	—	9.8

Net income (loss) before taxes	21.7	(11.7)
Income tax (benefit) expense (Note 4)	—	(2.2)

Net income (loss)	$21.7	$(9.5)

Other comprehensive loss, net of tax	(0.4)	—
Comprehensive income (loss)	$21.3	$(9.5)

See accompanying Notes to Condensed Financial Statements.

SiteOne Landscape Supply, Inc.

Parent Company Only

Condensed Statements of Cash Flows

(In millions)

	For the year December 30, 2013 to December 28, 2014	For the period December 23, 2013 to December 29, 2013
Cash Flows from Operating Activities:
Net income (loss)	$21.7	$(9.5)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in net (income) loss of subsidiary	(21.7)	1.9
Deferred income taxes	—	(2.2)

Net cash used in operating activities	$—	$(9.8)

Cash Flows from Investing Activities:
Purchase of subsidiary	—	(174.0)
Distribution received from subsidiary	—	9.8

Net cash used in investing activities	$—	$(164.2)

Cash Flows from Financing Activities:
Proceeds from issuance of Redeemable Convertible Preferred Stock	—	174.0

Net cash provided by financing activities	$—	$174.0

Net change in cash	—	—

Cash and cash equivalents:
Beginning	—	—

Ending	$—	$—

See accompanying Notes to Condensed Financial Statements.

Notes to Condensed Parent Company Only Financial Statements

Note 1. Description of SiteOne Landscape Supply, Inc.

SiteOne Landscape Supply, Inc. (the “Parent”) indirectly owns 100% of the membership interest in JDA Holding LLC (“JDA” or “subsidiary”), which it acquired from Deere & Company on December 23, 2013 (the “Closing Date”) in exchange for 40% of its own outstanding capital stock (on an as-converted basis). In addition, the Parent issued cumulative convertible participating redeemable preferred stock (“Redeemable Convertible Preferred Stock”) to Clayton, Dubilier & Rice, LLC (“CD&R”) representing 60% of its remaining outstanding capital stock (on an as-converted basis) (both events collectively referred to herein as the “CD&R Acquisition”). The Parent has no significant operations or assets other than its indirect ownership of the equity of JDA. Accordingly, the Parent is dependent upon distributions from JDA to fund its obligations. However, under the terms of JDA’s credit agreements governing JDA’s ABL Facility and Term Loan Facility, JDA’s ability to pay dividends or lend to the Parent is restricted. JDA has no obligation to pay dividends to the Parent except to pay specified amounts to Parent in order to fund the payment of the Parent’s tax obligations.

Note 2. Basis of presentation

The accompanying condensed parent only financial statements include the amounts of the Parent and its investment in subsidiary since the Closing Date under the equity method, and do not present the financial statements of the Parent and its subsidiary on a consolidated basis. Under the equity method, investment in subsidiary is stated at cost plus contributions and equity in undistributed income (loss) of subsidiary less distributions received since the date of acquisition. These condensed Parent Company only financial statements should be read in conjunction with SiteOne Landscape Supply, Inc. consolidated and combined financial statements and their accompanying notes. The costs in Selling, general and administrative expenses within the Condensed Statements of Operations and Comprehensive Income (Loss) for the period from December 23, 2013 through December 29, 2013 reflect results of operations for the one week period since the Closing Date, and merger and advisory costs of $9.8 million related to the CD&R Acquisition.

Note 3. Redeemable Convertible Preferred Stock

On the Closing Date, funds affiliated with CD&R contributed $174 million to the Parent in exchange for 174,000 shares of Redeemable Convertible Preferred Stock. Each share of Redeemable Convertible Preferred Stock is convertible into 10 shares of common stock at the option of the holder and upon certain contingent events, representing 1.74 million shares of common stock or 60% of the voting power and common stock of the Parent on an as-converted basis as of the Closing Date.

The Parent paid cumulative dividends in-kind on January 31, 2014, April 30, 2014, July 31, 2014 and October 31, 2014, at a pro rata rate of 12% per annum.

The initial issuance of Redeemable Convertible Preferred Stock did not include a beneficial conversion feature (“BCF”) because the conversion price used to set the conversion ratio at the time of issuance was greater than the initial common stock price. The paid-in-kind dividends in the form of Redeemable Convertible Preferred Stock contained the same conversion price as the original issuance and in certain cases did include a BCF as of the dividend payment date. Since the Redeemable Convertible Preferred Stock does not have a fixed or determinable redemption date and is freely convertible at any time, the Parent immediately amortizes any BCF recognized through retained earnings. For the year ended December 28, 2014, this amount was $3.9 million.

Notes to Condensed Parent Company Only Financial Statements

The below table summarizes the changes in the carrying value of the Redeemable Convertible Preferred Stock:

(in millions)
Balance as of December 23, 2013	$174.0
Cumulative dividends paid-in-kind during the period	—

Balance as of December 29, 2013	174.0

Cumulative dividends paid-in-kind during the period	18.6

Balance as of December 28, 2014	$192.6

Note 4. Income Taxes

$3.7 million of the $9.8 million of transaction expenses recorded within the period ended December 29, 2013 are not deductible for tax purposes. The remaining $6.1 million ($2.2 million tax-effected) has been capitalized for tax purposes as a deferred tax asset and $0.4 million ($0.1 million tax-effected) has been amortized in the 2014 period, which gives rise to a net operating loss and current tax benefit that offsets the deferred tax expense by the same amount.

Item 17.	Undertakings.

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, SiteOne Landscape Supply, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Roswell, State of Georgia on September 23, 2015.

SITEONE LANDSCAPE SUPPLY, INC.

By:	/s/ John T. Guthrie
Name: John T. Guthrie
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on September 23, 2015 by the following persons in the capacities indicated.

Signature	Title

* Paul S. Pressler	Director, Chairman of the Board

* Doug Black	Director, Chief Executive Officer (Principal Executive Officer)

/s/ John T. Guthrie John T. Guthrie	Chief Financial Officer, Vice President and Secretary (Principal Financial Officer and Principal Accounting Officer)

* Kenneth A. Giuriceo	Director

* John Lagemann	Director

* Wes Robinson	Director

* David H. Wasserman	Director

*By:	/s/ John T. Guthrie
John T. Guthrie as Attorney-in-Fact

S-1

EXHIBIT INDEX

Note Regarding Reliance on Statements in Our Contracts: In reviewing the agreements included as exhibits to this Registration Statement on Form S-1, please remember that they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about Holdings, its subsidiaries or affiliates, or the other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and (i) should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement; (iii) may apply standards of materiality in a way that is different from what may be viewed as material to investors; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments. Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about Holdings, its subsidiaries and affiliates may be found elsewhere in this Registration Statement on Form S-1.

Exhibit Number	Description

1.1**	Form of Underwriting Agreement.

2.1	Investment Agreement, dated as of October 26, 2013, by and among CD&R Landscapes Holdings, L.P., CD&R Landscapes Bidco, Inc., CD&R Landscapes Merger Sub, Inc., CD&R Landscapes Merger Sub 2, Inc., JDA Holding LLC, Deere & Company and John Deere Landscapes LLC.

3.1**	Form of Second Amended and Restated Certificate of Incorporation of SiteOne Landscape Supply, Inc.

3.2**	Form of Second Amended and Restated By-Laws of SiteOne Landscape Supply, Inc.

4.1**	Form of Common Stock Certificate.

5.1**	Form of Opinion of Debevoise & Plimpton LLP.

10.1	Stockholders Agreement of SiteOne Landscape Supply, Inc. (f/k/a CD&R Landscapes Parent, Inc.), dated as of December 23, 2013, by and among SiteOne Landscape Supply, Inc., Deere & Company and CD&R Landscapes Holdings, L.P.

10.2**	Form of Amended and Restated Stockholders Agreement.

10.3	Registration Rights Agreement of SiteOne Landscape Supply, Inc. (f/k/a CD&R Landscapes Parent, Inc.), dated as of December 23, 2013, by and among SiteOne Landscape Supply, Inc., CD&R Landscapes Holdings, L.P. and Deere & Company.

10.4	Transition Services Agreement, dated as of December 23, 2013, by and between John Deere Landscapes LLC and Deere & Company.

10.5	Intellectual Property Assignment Agreement, dated as of December 23, 2013, by and between John Deere Landscapes LLC and Deere & Company.

10.6	Consulting Agreement, dated as of December 23, 2013, by and among SiteOne Landscape Supply, Inc. (f/k/a CD&R Landscapes Parent, Inc.), CD&R Landscapes Midco, Inc., CD&R Landscapes Bidco, Inc., JDA Holding, LLC, John Deere Landscapes, LLC and Clayton, Dubilier & Rice LLC.

10.7	Consulting Agreement, dated as of December 23, 2013, by and among SiteOne Landscape Supply, Inc. (f/k/a CD&R Landscapes Parent, Inc.), Deere & Company, CD&R Landscapes Midco, Inc., CD&R Landscapes Bidco, Inc., JDA Holding LLC, John Deere Landscapes LLC and Deere & Company.

E-1

Exhibit Number	Description

10.8	Indemnification Agreement, dated as of December 23, 2013, by and among SiteOne Landscape Supply, Inc. (f/k/a CD&R Landscapes Parent, Inc.), CD&R Landscapes Midco, Inc., CD&R Landscapes Bidco, Inc., JDA Holdings, LLC, John Deere Landscapes LLC, CD&R Landscapes Holdings, L.P., Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., CD&R Advisor Fund VIII Co-Investor, L.P., Clayton. Dubilier & Rice Inc., and Clayton, Dubilier & Rice LLC.

10.9	Indemnification Agreement, dated as of December 23, 2013, by and among SiteOne Landscape Supply, Inc. (f/k/a CD&R Landscapes Parent, Inc.), CD&R Landscapes Midco, Inc., CD&R Landscapes Bidco, Inc., JDA Holding LLC, John Deere Landscapes LLC and Deere & Company.

10.10	ABL Credit Agreement, dated as of December 23, 2013, by and among CD&R Landscapes Merger Sub, Inc., CD&R Landscapers Merger Sub 2, Inc., the Lenders (as defined therein), the Borrowers (as defined therein), UBS AG, Stamford Branch, as issuing lender, swingline lender, administrative agent and collateral agent, ING Capital LLC, as syndication agent, and the Co-Documentation Agents and Joint Lead Arrangers and Joint Bookrunners (each as defined therein).

10.11	Amendment No. 1 to the ABL Credit Agreement, dated as of June 13, 2014, by and among JDA Holding LLC, John Deere Landscapes LLC, other subsidiary borrowers and the several banks and other financial institutions from time to time party thereto, and UBS AG, Stamford Branch, as administrative agent.

10.12	Amendment No. 2 to the ABL Credit Agreement, dated as of January 26, 2015, by and among JDA Holding LLC, John Deere Landscapes LLC, other subsidiary borrowers and the several banks and other financial institutions from time to time party thereto, and UBS AG, Stamford Branch, as administrative agent.

10.13	Amendment No. 3 to the ABL Credit Agreement, dated as of February 13, 2015, by and among JDA Holding LLC, John Deere Landscapes LLC, other subsidiary borrowers and the several banks and other financial institutions from time to time party thereto, and UBS AG, Stamford Branch, as administrative agent.

10.14	Term Loan Credit Agreement, dated as of December 23, 2013, by and among CD&R Landscapes Merger Sub, Inc., CD&R Landscapers Merger Sub 2, Inc., lenders party thereto, ING Capital LLC, as administrative agent and collateral agent, UBS Securities LLC, as syndication agent,and the Co-Documentation Agents, Joint Leader Arrangers and Joint Bookrunners (each as defined herein).

10.15	Amendment No. 1 to the Term Loan Credit Agreement, dated as of June 13, 2014, by and among JDA Holding LLC, John Deere Landscapes LLC, other subsidiary borrowers and the several banks and other financial institutions from time to time party thereto, and ING Capital LLC, as administrative agent.

10.16	Amendment No. 2 to the Term Loan Credit Agreement, dated as of January 26, 2015, by and among JDA Holding LLC, John Deere Landscapes LLC, other subsidiary borrowers and the several banks and other financial institutions from time to time party thereto, and ING Capital LLC, as administrative agent.

10.17	ABL Guarantee and Collateral Agreement, dated as of December 23, 2013, by and among CD&R Landscapes Bidco, Inc., JDA Holding LLC and UBS AG, Stamford Branch, as collateral agent.

10.18	Term Loan Guarantee and Collateral Agreement, dated as of December 23, 2013, by and among CD&R Landscapes Bidco, Inc., JDA Holding LLC and ING Capital LLC, as collateral agent.

10.19#	CD&R Landscapes Parent, Inc. Stock Incentive Plan.

10.20#	Form of Employee Stock Option Agreement.

E-2

Exhibit Number	Description

10.21#	Form of Employee Stock Subscription Agreement.

10.22#	Employment Agreement, dated as of April 21, 2014, by and among John Deere Landscapes LLC, CD&R Landscapes Parent, Inc. and Doug Black.

10.23#	Letter Agreement, dated as of April 22, 2014, between John Deere Landscapes LLC and David Werning.

10.24**#	Form of Director Indemnification Agreement.

10.25**#	SiteOne Landscape Supply, Inc. 2015 Omnibus Incentive Plan.

10.26**	Form of Consulting Agreement Termination Letter with CD&R Landscapes Holdings, L.P.

10.27**	Form of Consulting Agreement Termination Letter with Deere & Company.

21.1	List of Subsidiaries of SiteOne Landscape Supply, Inc. as of September 23, 2015.

23.1	Consent of Deloitte & Touche LLP.

23.2**	Consent of Debevoise & Plimpton LLP (included in Exhibit 5.1 hereto).

24.1†	Powers of Attorney (contained on signature pages to the Registration Statement on Form S-1).

#	Denotes management contract or compensatory plan or arrangement.
**	To be filed by an amendment.
†	Previously filed.

E-3